ANNUAL REPORT 2024

BANK OF AMERICA

Table of Contents



02

Company Performance

2 A letter from Chair and CEO Brian Moynihan

11 A letter from Lead Independent Director

12 Board of Directors and Executive Management Team



14

Serving Our Clients

14 Our eight lines of business

16 Retail Banking

18 Preferred Banking

20 Merrill

22 Private Bank

24 Business Banking

26 Global Commercial Banking

28 Global Corporate & Investment Banking

30 Global Markets



32

Delivering Growth

32 Local Markets Organization

34 International presence

36 Digital capabilities

37 Sustainable finance







38

Supporting Local Communities

38 Aiding communities impacted by crisis

40 Student Leaders and Neighborhood Builders

41 Workforce development

42

Human Capital Management Update

54

Additional Company Information

54 Financial Highlights

55 Accolades

56 Stakeholder Capitalism Metrics

67 2024 Financial Review



COMPANY PERFORMANCE

A letter from
Chair and CEO
Brian Moynihan

To our shareholders,

Within the pages of this year's Annual Report, you'll find detail of how Bank of America has continued to deliver for our clients, our teammates, our communities, and for you, our shareholders.

Thanks to the work of our 213,000 teammates around the world driving Responsible Growth, 2024 was another good year for your company. We continued to make investments that will help position Bank of America for success in 2025 and for long-term growth for years to come.

Delivering consistent, long-term results for shareholders

For the full year, we earned $27.1 billion in net income, or $3.21 per diluted share, as our diversified business model continued to deliver earnings across a variety of uncertainties in 2024.

We surpassed more than $100 billion in revenue in 2024. Our revenue mix was well-balanced with 55% from net interest income and 45% from fees. Our income mix also was well-balanced across our four business segments: Consumer Banking, Global Wealth & Investment Management, Global Banking, and Global Markets.



$27.1B
net income in 2024



$3.21
per diluted share in 2024



$100B+
in revenue in 2024

Net interest income reached a low in the second quarter before beginning a trend of growth in the third quarter. Increasing this important source of revenue was key to ending the year with momentum. In fact, we generated higher revenues across every fee category with continued organic growth across our eight lines of business as teammates worked companywide to grow and win in the market.

By year-end, Bank of America's share price increased 30.5% year-over-year, outperforming the S&P 500, which rose 23.3%.

In addition to the capital reinvested into our long-term growth, we returned capital to shareholders, including increasing our quarterly common stock dividend by 8% to $0.26 per share in the third quarter.

These results — and others you'll see throughout the report — are driven by our continued focus on Operational Excellence (OpEx).

2024 BAC stock performance vs. S&P 500



S&P 500: 23.3%
BAC: 30.5%

At Bank of America, it is every employee's responsibility to find ways to simplify how we operate, apply technology to simplify or eliminate work, and enable us to invest in our company while carefully managing expenses. Over the past 10 years, we have implemented more than 17,000 employee-sourced ideas to help us do this.

In addition to making it easier to serve our clients, these ideas have resulted in $6 billion in expense savings and 14.4 million hours of capacity saved through 2024. We operated the company in 2024 with a total of $66.8 billion in expense. In the past decade, our revenue has increased by more than 18%, and our expenses are more than 11% lower nominally, without adjustment for inflation. We have a higher-producing company with fewer people and lower costs. During 2024, we reduced headcount from a peak of 218,000 in 2023 to the 213,000 we are at today. This work is terrific, but is never finished.

Bank of America — Creating opportunity for those we serve

As we begin 2025, we are operating against a global backdrop that has its share of challenges. Armed conflicts in Europe and the Middle East, uncertainty and concerns about trade and tariffs, and election outcomes across the world promise to bring policy changes to the markets and economies everywhere.

There is optimism for growth in the United States and in many other economies, reflecting an evolving policy and regulatory environment. Our U.S. business clients tell us they anticipate regulatory burdens to be eased. They also see unprecedented proposals being considered and they await greater certainty about the end-game. As we start to see more clarity with the implementation of the new policies and as legislative action solidifies, we would expect these concerns would ease. That being said, our BofA Global Research team expects growth in gross domestic product across the world and in the U.S. in 2025.

Despite these uncertainties — and lingering impacts of elevated inflation and a corresponding elevated rate structure due to the global pandemic and response just a few years ago — the American economy has experienced a growth cycle of extended duration (aside from the very short recession caused by the pandemic). The U.S. remains the preferred economy and market in the world for businesses to grow and invest. Businesses based in the U.S., and businesses based overseas that choose to invest in the U.S., continue to find the capital, the innovation, the capacity, and talent to be successful.



These communities needed a bank to help them recognize their opportunity, and we were there helping the small businesses grow to big businesses, consumers living their financial lives, and successful businesses to do even more. Our predecessors would bring capital in good times and bad.

After ending acquisitions pre-2009, we have also brought our financial centers and broad-based services de novo to many additional markets, including Pittsburgh, Cleveland, Columbus, Cincinnati, Jacksonville, Denver, Minneapolis, Birmingham, New Orleans, and others. These expansion efforts have been very successful and will continue.

You can see more information about our market president organization and our dedicated teams serving clients in each of the above markets later in this letter and on pages 32–33.

In times of stress, our teammates have stepped up to help in the communities where we operate in the U.S. and abroad. That includes after the 1906 earthquake and fires in San Francisco and during the post-World War II reconstruction and recovery in Japan, where we provided, at the request of the U.S., some of the first loans in that country after the war's end. Just last year we helped communities affected by the historic storms and the floods that followed in the U.S. southeast and, in particular, western North Carolina. And right now, our team is working side-by-side with our clients and public officials as we support the relief efforts underway in California following the devastating wildfires.

Throughout Bank of America's history, we've been proud to be a source of strength for those who need us: For our customers and clients… for our teammates… for the communities in which we live and work… and for you, our shareholders.

Simply put, U.S. capitalism is still the engine of growth for the world.

So, how do we think about that at Bank of America?

Investors who have been with our company for a long time know that we think of our core role as creating opportunity. In fact, for a substantial period of time, we were positioned in our marketing as "The Bank of Opportunity." We seek to create opportunity for all we serve: our clients, our teammates, our communities, and for you, our shareholders.

Our company has deep roots in many parts of the world: We have been in Japan for almost 80 years, India for 60 years, Brazil for 78 years, and London for 94 years. I was pleased to recently visit our team in the United Arab Emirates (UAE), where our company has operated for as long as the UAE has existed.

Nowhere, though, do our roots run as deep as in the U.S. The way I view our company is the result of many streams coming together over decades of acquisitions into the strong river we are today. Looking at our history shows that the oldest charter our company held dates back to 1784 and prominent figures from the U.S. war for independence were signatories and clients of it. Tracing history, you would find our predecessor banks being there as the great American economy grew in many cities, such as Oklahoma City, Chicago, Kansas City, St. Louis, San Francisco, Memphis, Dallas, Los Angeles, New York, Buffalo, Portland (Maine and Oregon), Atlanta, Jacksonville, Tampa, Miami, Boston, Columbia (South Carolina and Washington state), Baltimore, Washington, D.C., and, of course, Charlotte, our headquarters city.

Throughout Bank of America's history, we've been proud to be a source of strength for those who need us.

We continue to assess how to help all our stakeholders achieve the opportunities they choose to pursue. To do that, we need to make sure we know what they want. That is why we ask: What would you like the power to do?

When we listen, we hear our stakeholders define their opportunity:

Whether it's the business entrepreneur who wants growth capital, and is seeking the best ideas and support to build for the future…

The middle school student working with their parent to open a first savings account…

The high-net-worth household thinking about sustaining wealth for the next generation while satisfying their own philanthropic goals…

And the teammate who joined us part-time in high school as a teller, worked their way through college, and has built a satisfying career in various positions throughout our company for more than 50 years.

Or a veteran who left the army on a Friday, joined us on a Monday, and now leads our wealth management business.

Our company's local leaders across the U.S. hear the answers from their community partners who talk about the need for affordable housing capital, or support for the local art museum, symphony, or the community college.

And, of course, we hear the answers from you, our shareholders. We delivered you growth through sustainable returns and dividends. Just as we did following the global pandemic, and just as we did through the regional bank crisis in 2023.

This is what we always have done: We help people live their hopes and dreams and seize the opportunities before them.

Bank of America — A snapshot

Over the past years, your company has shown we can succeed in various environments. And our focus on Responsible Growth has helped make Bank of America what it is today.

So, what do you own when you are a shareholder in our company?

- You own a leading consumer bank in the U.S., servicing 69 million consumer and small business clients, with its highest satisfaction scores and lowest customer attrition ever, and superior digital capabilities. In 2024, it made $10.8 billion.

- You own one of the best wealth management businesses in the world, with strong balance in fees, loans, deposits, and trust assets — $4.3 trillion in all. In 2024, it made $4.3 billion.

- You own a top global banking business with commercial banking, treasury and payments services, and investment banking. In 2024, it earned $8.1 billion.

- You own a top Global Markets business, supplying intellectual capital, real capital, liquidity and support across financial markets globally through a team of employees in 30 countries. It made $5.6 billion in 2024.

- All of our businesses are top tier and growing organically. The size and scale are immense, but we do it one customer, one client, one transaction, one meeting, one community at a time. And, we do it in every market we serve.

All of this work requires the leadership of a dedicated Board of Directors and innovative Management Team. I want to thank all of them for their efforts to help ensure Bank of America is both strong today and into the future. More information about these leaders is available on pages 12 and 13, along with perspective from our Lead Independent Director Lionel Nowell on page 11.

I also want to thank my teammates around the world for the great work they do every day. They are the face of our company, helping serve the incredibly broad array of people, businesses and institutions that do business with us.



Delivering for our clients

At Bank of America, our purpose is to help make financial lives better. We do this by providing a wide range of services, based on each client's unique goals. We have business systems and capabilities that allow us to gain the previously mentioned successes in unique ways.

One way we are unique is through our local market presidents and Local Markets Organization, composed of leaders in states and cities across the U.S. Our local leadership teams are at the center of everything we do for our clients. They are the face of our company in their communities, and we have continued to invest in their ability to grow market share so that they can help seamlessly deliver all of our capabilities and services to each of our clients. We have nearly 100 market presidents in the U.S., and about 30 leaders who perform similar coordinating functions as country and regional executives in countries around the world.

Another unique Bank of America strength is our leading digital capabilities. Our clients continue to benefit from the investments we make here, which help them achieve their goals with added convenience. We invested nearly $4 billion in 2024 alone for new initiatives to continue to enhance our capabilities, as part of our broader $12 billion technology budget.

We continued to see strong digital enrollment and engagement in 2024. Digital sales represented 55% of total Consumer sales, and we set a record with Zelle® as users sent and received 1.6 billion transactions worth $470 billion. Last year, Zelle users sent 2.5 times more transactions than checks written. In total, our digital logins were more than 14 billion in 2024.



14B+
digital client logins
in 2024

For our Global Banking clients, we also saw a digital record with $1 trillion in payment approvals through the CashPro® App in 2024. Plus, we celebrated the one-year anniversary of introducing Erica®, our virtual financial assistant, into CashPro® Chat, which is helping resolve more than 40% of clients' inquiries.

Thanks to all of this work and more, we saw strong acquisition of new client relationships and deepening with existing clients in every business. This is the acid test of a services company. We are growing with existing customers, and they are telling their friends to do business with us.

For our consumer clients, we added about 1.1 million net new checking accounts, extending our unbroken record to 24 consecutive quarters of growth. In addition, consumer investment balances in Merrill Edge grew to a record $518 billion, which is up 22% year-over-year. We also reached 15 consecutive quarters of small business loan growth and we remain the nation's No. 1 small business lender.



24
consecutive quarters of checking account growth,
including 1.1M net new checking accounts in 2024

Across our wealth management businesses, Merrill and The Private Bank, we added about 24,000 net new relationships in 2024, and more and more clients are opening banking accounts and using us for their banking needs. We opened approximately 115,000 new bank accounts, and more than 60% of our wealth management clients also have a banking relationship with us. This year, we ended the fourth quarter with $4.3 trillion in client balances, a 12% annual increase, and our assets-under-management balances were $1.9 trillion, up 16% compared to the year before.



$4.3T
in wealth management client balances at year-end 2024 — up 12% from 2023

Global Banking also delivered for our clients, retaining the No. 3 investment banking fee ranking in 2024 and growing market share. Total investment banking fees, excluding self-led, increased 31% year-over-year to $6.2 billion. Additionally, ending deposits across the business grew 10% year-over-year to a record $578 billion.

Global Markets achieved strong profitability and returns in 2024, positively reflecting the investments we continue to make in that business. The team has now delivered 11 quarters of year-over-year sales and trading revenue growth, including record sales and trading revenue for the fourth quarter and the full year. Our International Markets' revenue had quarterly and full-year record performance, and the team's 17 consecutive quarters of average loan balance growth continued, reaching $152 billion in the fourth quarter.



Record
$578B
in Global Banking deposits at year-end 2024 — up 10% from 2023

We ended 2024 with a strong, diversified deposit franchise that features long-tenured relationships with engaged clients. We also saw high-quality loan growth, which continued to improve throughout the year.

All of this helped drive record customer satisfaction scores. At the end of 2024, our customer satisfaction stood at 81.1% as we matched record highs during the year.

Looking ahead, we are poised to drive even more client growth in 2025, thanks to the investments and progress we have made in 2024.

For example, we launched Bank of America Advantage SafeBalance Banking® for Family Banking in late September. This is a new product that helps parents and guardians teach their children how to manage money through hands-on experience using a debit card and Online and Mobile Banking. Family Banking provides a banking experience that kids can grow up with — while parents stay in



control with flexible features and safeguards. Our nationwide rollout was completed in early December, and we opened nearly 13,000 accounts by the end of 2024.

We also saw growth with our Employee Banking & Investing offering, which provides a suite of benefits and solutions to help our corporate and commercial clients support their employees' financial lives, including financial education, Preferred Rewards benefits as well as comprehensive banking, borrowing and investing solutions. In 2024, we added 180 companies and their 1.3 million eligible employees to the program, bringing the total number of participating companies in the program to 628 with 5.3 million eligible employees.

Bank of America Workplace Benefits encompasses 401(k), Equity and Health Benefit plans for companies of all sizes, client service and management, plan participant experience, retirement research and insights and distribution for institutional clients' most valuable asset: their employees. Workplace Benefits ended 2024 with a record $540.2 billion in client balances, exceeding the previous record of $498.8 billion, and $9.3 billion in net new money, which topped the prior record of $7.7 billion. Workplace Benefits also broke records across other performance dimensions in 2024, including funded sales.

As mentioned earlier, Consumer Investments reached a new milestone, topping $500 billion in client assets at year-end 2024. Launched as Merrill Edge in 2010, the business was designed to provide Preferred Banking clients with dedicated tools, resources and insights to make confident and informed investing decisions to help build their wealth. Since then, Consumer Investments has grown more than eightfold—helping to solidify our competitive advantage and enable us to fully meet the banking, lending and investing needs of all 69 million of our consumer and small business clients. Together with Merrill and The Private Bank, we're using the power of Bank of America to help clients build wealth and manage their entire financial lives.

We also know that while many of our clients appreciate our high-tech solutions, there are times when the high-touch experience of visiting one of our offices meets their needs better. That's why we've continued to invest in our financial centers, which play a critical role in serving our clients' needs and deepening relationships in new and existing markets. We have invested about $5 billion in financial centers and ATMs since 2016, and we plan to open more than 200 financial centers by the end of 2027.

In 2024, we also continued the strategic expansion of our international capabilities, which represent a significant growth opportunity for our company. By making targeted investments in select countries, we can offer additional support to our current clients as they grow to serve their own increasingly global customer bases, and add new clients best placed to benefit from the enhanced services we provide. Our international business delivered record revenues of $13.4 billion in 2024, close to 40% of all Global Corporate & Investment Banking and Global Markets revenues.

Record
$540.2B
in Workplace Benefits client balances at year-end 2024

Record
$13.4B
in revenue delivered from our international business in 2024

And we are excited by the opportunity to provide new benefits to clients through our partnerships with the most iconic brands and events in sports, including our expanded relationship with Augusta National Golf Club as we became a Champion Partner of the Masters Tournament.



In 2025, we also announced a new partnership with U.S. Soccer, which includes the Men's, Women's, Youth and Extended National Teams, and youth organizations across the U.S. Together with becoming the Official Bank of the Fédération Internationale de Football Association's (FIFA) first-ever Club World Cup 2025™ and World Cup 2026™, we have a leading position across the full suite of global football. These new partnerships will help us deliver value to our clients, grow our business and make an economic impact in the communities we serve through the power of sport, globally and locally.

  

Another way we benefit clients is by providing them with world-class market research and insights. Our Global Research team identifies developing trends and their implications to help our clients navigate today's market challenges. The team is consistently ranked among the best in the world for the work they do to add client value. Additionally, our Bank of America Institute analyzes our company's proprietary data to develop a deep understanding in near-real-time of consumer behavior and the economy. Our published findings are followed by government and corporate leaders, small business owners and investors. Our regular series of CIO Insights provides a wide variety of regular updates on economic trends and the impact that national and world events can have on them.

Our Bank of America Institute analyzes our company's proprietary data to develop a deep understanding in near-real-time of consumer behavior and the economy.

Delivering for our teammates

For teammates, Responsible Growth means being a Great Place to Work by investing in their financial, physical and emotional wellness. This holistic approach helps make Bank of America a company where employees can thrive and build a long-term career. We continued to invest in each of these areas in 2024, and plan to continue to do so in the years ahead.

FINANCIAL WELLNESS

A key example of these investments was our decision to again increase our U.S. minimum hourly wage to $24 in 2024, on our stated path to $25 per hour by 2025. With this increase, all full-time U.S. employees now make a minimum annualized salary of nearly $50,000. This move builds on our history of being a national leader in establishing a minimum rate of pay for U.S. hourly employees.



Increase to
$24
U.S. minimum hourly wage for full-time employees **in 2024**

We also believe that employee-owners take a deeper interest in how they can individually drive the company's performance. That's why approximately 97% of our teammates received a Sharing Success compensation award in 2024, most in the form of Bank of America common stock that vests over four years. Nearly $5.8 billion has been distributed through Sharing Success awards since the program was introduced in 2017. We have helped our teammates become investors in our great company.

We want employees to have long and successful careers at Bank of America, so we have continued to roll out training and resources through The Academy, our award-winning onboarding, education and professional development organization. This companywide program is dedicated to employee growth and success. In 2024, more than 87,000 enrollments were completed through The Academy by employees supporting client needs across the globe.



87K+
enrollments in The Academy programs in 2024

PHYSICAL WELLNESS

Our support of employee physical wellness includes a wide variety of programs. We are proud of our longstanding practice of investing in industry-leading health benefits for our employees. During the Annual Benefits Enrollment process, eligible employees can enroll in or make changes to their health and insurance coverage.

In addition to medical, dental and vision plans, employees can consider health care accounts, life and disability insurance, critical illness insurance, the Prepaid Legal plan, Child Care Plus®, the Dependent Care Flexible Spending Account and purchased time off. Our Global Get Active! challenge also continues to be a popular draw for teammates. The annual program encourages employees to count their steps or equivalent activity in a friendly competition between self-organized teams and individuals around the world. In all, more than 60,000 teammates enrolled, representing 34 countries, and together they took the equivalent of 17.3 billion steps.

Many of these investments are the direct result of employee feedback, and we continue to seek teammate input on the benefits and programs they find supportive to their well-being. This is one of the reasons we continued to have employee satisfaction scores that are well above industry benchmarks.

EMOTIONAL WELLNESS
At Bank of America, we have long held the belief that emotional wellness is as important to employee performance as physical wellness. With that in mind, we recently launched our sabbatical program, which provides paid time away for eligible teammates who are celebrating a career milestone anniversary with the company. Program eligibility begins at 15 years of service. This paid time away can be used to volunteer, take a once in a lifetime trip, or simply rest and recharge. Since introducing this program in 2023, more than 21,000 employees have taken either a four-, five- or six-week paid leave, depending on their years employed with the company.

In addition, we offer many other best-in-class benefits and programs to support the diverse needs of teammates from all generations and help them manage demands and challenges through all stages of work and personal life. Resources for parents and guardians include family-planning reimbursement, childcare reimbursement and back-up care. Resources for elder care include senior care management and elder care law services.

We also provide employees with access to our internal, highly specialized Life Event Services (LES) team, which provides personalized connections to resources and benefits by tapping experts inside and outside the company. LES celebrated its first decade in 2024, and in that time the group has responded to more than 680,000 employee cases globally during crisis events, domestic violence, retirement, terminal illness and other major life moments.

We're proud that our efforts to create a Great Place to Work have resulted in external recognition from a broad variety of publications and advocacy organizations. These include: Forbes' first-ever America's Dream Employer list; Fortune's 100 Best Companies to Work For; PEOPLE'S 2024 100 Companies that Care; and TIME Magazine's 100 Most Influential Companies.

More information can be found about how we invest in teammates in our Human Capital Management Update on pages 42–53.

Delivering for our communities

By investing in the strength of the communities in which we operate, we help to ensure that our business is sustainable while improving people's lives today and into the future, especially in the moments that matter most.

One of the most local and direct ways we do this is through our Neighborhood Builders® and Student Leaders® programs, which both celebrated their 20th anniversary in 2024.

Since its launch, our Bank of America Neighborhood Builders program has invested more than $346 million in grants to nearly 2,000 nonprofits. And it has helped more than 4,000 nonprofit leaders strengthen their leadership skills by investing in their development.



$346M+
in grants to nearly 2K nonprofits
through our Neighborhood Builders
program since 2004



In that same time, the Bank of America Student Leaders program has demonstrated our commitment to youth employment and greater economic mobility. Our company has placed almost 5,000 students across nearly 100 communities into paid internships at more than 700 local nonprofits — representing a $46 million investment in preparing a pipeline of community-minded young students to be successful in the workforce.

Our commitment to provide important support across all communities includes our work in low- and moderate-income (LMI) areas. Our goal is to help clients and individuals from these neighborhoods build and grow their wealth while they also gain the knowledge needed to improve their financial health. This effort spans the company and includes our Pathways program to hire employees from LMI communities, as well as partnerships with nonprofits such as Operation HOPE and Navicore Solutions and our online Better Money Habits® platform that offers free, easy-to-understand financial education tools and resources in English and Spanish.

Our relationships with some of the world's most well-known sporting events also serve as a catalyst to drive community investment. The 128th running of the Boston Marathon® in April 2024 was our first as the event's presenting partner. Through the partnership, we connected with athletes and millions of sports fans to promote wellness, raise meaningful funds for local, national and global nonprofit organizations and bring local economic benefits. The 128th Boston Marathon presented by Bank of America generated more than $509 million in total economic impact for the city and state. Together with the 46th Bank of America Chicago Marathon, the two races drew about 82,000 participants and raised $108 million in philanthropic impact and investments.

As I noted earlier, Bank of America is also there for our communities in times of crisis. This included our response to the devastation caused by Hurricane Helene last September and Hurricane Milton in October, as both caused a wide range of impacts, such as devastating flooding and high winds in areas across the southeast U.S. Bank of America worked to support clients, teammates and communities in preparation for, during, and in response to the storms. As a company, we made an early commitment of $1 million to support those impacted by Hurricane Helene and $2 million for Hurricane Milton relief. We also worked as needed with local officials in the most impacted areas of western North Carolina, upstate South Carolina, and parts of Georgia and Florida to distribute and deliver critical food and water immediately after the storms, as well as provided access to mobile ATMs and mobile financial centers. This same spirit of commitment continued into 2025 as we have worked with local teammates and partners to address the devastating impact of wildfires in the Greater Los Angeles area.

Our teammates actively invest their own time and resources in communities, as well. In 2024, employees directed more than $69 million in combined individual giving and the bank's matching gifts, volunteer grants and other employee-directed giving programs, impacting more than 48,000 nonprofits around the world. We also set a new record for volunteerism in our communities, with more than 2.5 million volunteer hours recorded last year.

We also invest in opportunities to help improve lives and contribute to a more sustainable future. The private sector is playing an important role. We work with the public sector and philanthropic and other nonprofit organizations through programs such as the Sustainable Markets Initiative (SMI), which I am proud to continue to chair. The SMI was launched in 2020 by His Majesty King Charles III and in the last five years has built a coordinated, CEO-led global effort consisting of hundreds of companies, enabling the private sector to help find practical solutions to a clean energy, nature positive future.



$108M
in philanthropic impact from Bank of America Chicago and Boston Marathons in 2024



Record
2.5M+
volunteer hours recorded by employees in 2024

Over the past 19 years, our clients have also benefited from the leadership and advice provided by the members of our National Community Advisory Council. This group of external advisors, analysts, and consumer advocates meets several times during the year to provide the company with their unique external perspectives on the products and services we offer.

Continuing to drive Responsible Growth

Since the deep recession and financial crisis of 2007–2009, we have seen transformation and resilience in the banking industry. Our country's financial system remains the strongest, most well-capitalized in the world.

At Bank of America, we have driven strong results through our focus on Responsible Growth. Our work for clients, teammates, and communities is something you, our shareholders, can be proud of.

We are client-focused in all we do to help deliver sustainable, organic growth and manage risk well. We have fully embraced a digital banking transformation, and we believe our investments have positioned us as an industry leader.

At the same time, we have continued to become more effective and efficient in how we operate through our ongoing focus on OpEx, and we have achieved new highs in customer satisfaction.

We think it's a nice start… and there's much more to come.

On behalf of my teammates, the Management Team and our Board of Directors, thank you for your investment in Bank of America.

Brian Moynihan
March 1, 2025

A letter from Lead Independent Director Lionel Nowell



Since joining Bank of America's Board of Directors in 2012, I've seen the company evolve into a consistent generator of growth and earnings for you, our shareholders. More recently, during my four years as Lead Independent Director, your company has demonstrated its ability to deliver in many different environments. That was once again the case in 2024.

Bank of America's ability to continuously deliver solid results reflects the collective focus of the Board and Management Team to simplify the company and take a long-term view. In this way shareholders can look to us as a source of strength and stability —and so, too, can our clients, employees, and communities.

Our path to a more sure and steady operation began with our Chair and CEO Brian Moynihan, who has capably led our company now for the past 15 years. Under Brian's leadership, we have delivered Responsible Growth across Bank of America's eight lines of business since introducing its four core tenets more than a decade ago.

The success of our focus on Responsible Growth is apparent throughout the company. This includes our balance sheet, which has benefited from steady growth, resilience across operating environments, satisfied employees, stronger communities, and shareholders who have seen their investment deliver returns over time, regardless of headwinds and change.

Our clients and shareholders saw the benefits of Responsible Growth yet again in 2024. Simply put: Responsible Growth works. As a board responsible for providing ongoing, comprehensive oversight of the company's operations, we will continue to maintain our focus going forward.

This year's Annual Report and the 2025 Proxy Statement are full of examples that support this commitment. I hope you enjoy reading and learning more about your company.

Thank you for investing in Bank of America. We are honored by the opportunity you have given us to deliver for you, our clients, employees and communities, both now and in the years to come.

Sincerely,

Lionel L. Nowell III
March 1, 2025

Board of Directors

Our Board of Directors sets the tone at the top by overseeing our corporate strategy. In addition, the heads of our eight lines of business, and key leadership for International and our enterprise control functions, make up our Executive Management Team.

Brian T. Moynihan
Chair of the Board and
Chief Executive Officer

Lionel L. Nowell III
Lead Independent
Director

Sharon L. Allen

José (Joe) E. Almeida

Pierre J.P. de Weck

Arnold W. Donald

Linda P. Hudson

Monica C. Lozano

Maria N. Martinez

Denise L. Ramos

Clayton S. Rose

Michael D. White

Thomas D. Woods

Maria T. Zuber



Executive Management Team

Brian T. Moynihan

Chair of the Board and
Chief Executive Officer

Raul A. Anaya

President, Co-Head
Business Banking

Dean C. Athanasia

President, Regional
Banking

Aditya Bhasin

Chief Technology and
Information Officer

D. Steve Boland

Chief Administrative
Officer

Alastair M. Borthwick

Chief Financial
Officer

Len Botkin

Chief Audit
Executive

Sheri B. Bronstein

Chief People
Officer

James P. DeMare

President, Global
Markets

Paul M. Donofrio

Vice Chair

Geoffrey S. Greener

Chief Risk
Officer

Lindsay Hans

President, Co-Head
Merrill Wealth Management

Kathleen A. Knox

President, The
Private Bank

Matthew M. Koder

President, Global Corporate
& Investment Banking

Aron D. Levine

President, Preferred
Banking

Bernard A. Mensah

President, International; CEO, Merrill
Lynch International

Sharon L. Miller

President, Co-Head
Business Banking

Lauren A. Mogensen

Global General
Counsel

Thong M. Nguyen

Vice Chair, Head of Global Strategy &
Enterprise Platforms

Holly O'Neill

President, Retail
Banking

Eric A. Schimpf

President, Co-Head
Merrill Wealth Management

Tom M. Scrivener

Chief Operations
Executive

Wendy H. Stewart

President, Global
Commercial Banking

Bruce R. Thompson

Vice Chair, Head of
Enterprise Credit





SERVING OUR CLIENTS

Going to market through our eight lines of business

By delivering across our lines of business, we provide a unique advantage to each client: the powerful expertise of one team, working together to deliver on our purpose to help make financial lives better through our focus on Responsible Growth.

CONSUMER BANKING

RETAIL BANKING

Serves mass market consumers with a full range of financial products and services through award-winning digital banking capabilities, backed by the expertise of our team.

PREFERRED BANKING

Provides personalized solutions, valuable rewards, and advice and guidance for clients with more complex banking, borrowing and investing needs through a nationwide financial center network and award-winning digital capabilities.

GLOBAL WEALTH & INVESTMENT MANAGEMENT

MERRILL

Serves high-net-worth and ultra-high-net-worth individuals, businesses, institutions and organizations. Anchored in financial planning, our personal advisor relationships allow us to help individual investors and their families plan for and achieve their unique financial goals by investing and providing access to banking and lending services.

PRIVATE BANK

Serves ultra-high-net-worth clients with investable assets of more than $3 million. Client teams deliver customized wealth management solutions through specialized expertise in wealth strategy, trust and estate planning, investment management, banking, specialty lending and philanthropy.

GLOBAL BANKING

BUSINESS BANKING

Serves approximately 3.4 million businesses with annual revenues up to $50 million, delivering advisory and banking solutions, including credit, deposits and treasury, merchant services, trade and foreign exchange through local expertise and digital leadership.

GLOBAL COMMERCIAL BANKING

Serves middle-market companies with revenues of $50 million to $2 billion across all major industries — delivering the full capabilities of the company, including treasury, lending, leasing, advisory, debt and equity underwriting, and digital solutions.

GLOBAL CORPORATE & INVESTMENT BANKING

Provides investment banking advisory, underwriting and distribution services to companies of all sizes around the world and across all major industries. It also offers financing, deposit and other treasury services globally to corporations with revenues of more than $2 billion in the U.S. and more than $1 billion internationally.

GLOBAL MARKETS

GLOBAL MARKETS

Provides services across the world's debt, equity, commodity and foreign exchange markets. This includes liquidity, hedging strategies, industry-leading insights, analytics and competitive pricing to clients consisting of asset managers, hedge funds, pensions and insurance, corporates, governments and other financial institutions.





Empowering clients with solutions and resources to achieve financial wellness

Retail Banking brings together our award-winning digital capabilities, backed by the expertise of our team, to provide a personalized experience that supports clients on their financial journey as they budget, spend, save and borrow to meet their goals.

In Retail Banking, we deliver products, services and education to support the financial health of our mass market clients, including individuals new to banking and from low- and moderate-income (LMI) communities.

Driving Responsible Growth through our simple-to-use products and solutions

Our Retail Banking team supports the financial health of 68.7 million consumer clients. Two-thirds of Bank of America consumer clients begin their banking experience as a Retail Banking client. Our goal is to deepen our relationships through a unique experience that supports their financial health. These efforts can include advancing our clients to Preferred Banking to address their more complex needs. In 2024, we added 5.8 million new consumer clients, while maintaining record-high levels of client retention.

We also continue to evolve our solutions to meet our clients' needs. In 2024, we launched Bank of America Advantage SafeBalance Banking® for Family Banking, a new product that helps parents and guardians teach their children how to manage money through hands-on experience using a debit card and Online and Mobile Banking. Our products also include:

- **Bank of America Advantage SafeBalance® Banking**, an account that helps prevent overdraft fees

- **Keep the Change**®, to build savings automatically when making debit purchases
- **Balance Assist**™, a low-cost solution for clients to manage their short-term liquidity needs
- **Balance Connect**™, for overdraft protection
- **Secured cards**, available in a variety of products to best fit client needs, including lower interest rates and cash rewards

Providing tools to help clients and community members build economic opportunity

We provide extensive personalized support to help all clients, including individuals from LMI communities, build and grow their wealth and gain the knowledge they need to improve their financial health.

Through our partnerships with nonprofits Operation HOPE and Navicore Solutions, we provide free financial coaching to help individuals build savings, improve FICO scores and decrease debt. Our online Better Money Habits® platform offers free tools and resources with hundreds of engaging videos, workshops and articles, accessible in English and Spanish.

We're deepening relationships and helping strengthen financial wellness by delivering personalized products and services to an array of clients. For example, our new Youth & Young Adult

Resource Center helps young adults and students learn how to handle credit, manage a budget and build savings.

Helping families grow their wealth through affordable homeownership

We're making affordable homeownership a reality, continuing our multiyear $15 billion Bank of America Community Homeownership Commitment®, which includes a low down payment mortgage and one of the most generous grant programs in the industry—with up to $17,500 in combined down payment and closing costs grants. Since 2019, the program has provided $13.3 billion in lending and nearly $530 million in closing costs grants, assisting more than 50,000 families.



50K+
families assisted through our Community Homeownership Commitment® since 2019

Making banking easy and convenient through digital capabilities

We're driving digital transformation to improve the client experience through enhancements to Online and Mobile Banking and Mobile Chat. In addition, we're continually striving to make it easier and faster for our teammates to serve our clients by automating manual processes and enhancing our systems.

At year-end 2024, a record 79% of consumer and small business households were actively using digital platforms, up from 77% in 2023. Year-over-year, active Erica® users increased 7% and Zelle® transactions increased 25%.



79%
of consumer and small business households digitally active at year-end 2024 — a new record

Protecting our clients' information is a top priority. Our online Security Center was visited more than 16 million times in 2024, providing education to help clients avoid scams and to help keep their financial information more secure.

Our digital capabilities—along with our exceptional client care and comprehensive slate of products and services—are one major reason why for decades, millions of people have trusted us with their financial health and wellness.



16M+
visits to our online Security Center in 2024



Retail Banking
Led by: **Holly O'Neill**

Offering a wide range of products and services to 68.7 million consumer clients.

- Continued growth with **3.7M new Retail Banking clients** in 2024

- **Advanced the financial health of nearly 950K Retail Banking clients** who moved to Preferred Banking to support their more complex financial needs

- **Recognized by J.D. Power** for outstanding client satisfaction with financial health support among banks and credit card issuers for the third year in a row (2024)



68.7M
consumer clients served in 2024

66%

of new Bank of America consumer clients begin their banking experience as a Retail Banking client

Delivering financial solutions that meet our clients' life priorities

In Preferred Banking, we support clients with a comprehensive set of financial solutions to meet their banking, borrowing and investing needs throughout their financial lives.

Providing a digital first plus advice client experience

Our team provides clients and small businesses with personalized solutions, valuable rewards, and advice and guidance to meet their more complex financial needs. We help clients pursue their goals through our leading digital capabilities and more than 35,000 professionals available to meet in-person at our approximately 3,700 financial centers nationwide or by phone from our centralized investment contact centers. This high-tech and high-touch approach has led to 24 consecutive quarters of net new checking growth.



35K+
Preferred Banking teammates providing guidance to clients

Investing in financial centers and continuing our decade-long geographic expansion

With more than nine million client appointments scheduled annually, financial centers continue to play a critical role in serving our clients' needs and deepening relationships. We continue to invest in and modernize our financial centers, building welcoming destinations to serve more clients and communities across new and existing markets to drive Responsible Growth.

In 2024, we celebrated the 10-year milestone of serving clients in our Colorado financial centers, the market where our expansion strategy started in 2014. Since then, we've extended our local presence by opening nearly 200 financial centers in additional new markets in Indiana, Kentucky, Minnesota, Nebraska, Ohio, Pennsylvania and Utah, and plan to open more than 200 new locations across more than 60 new and existing markets by year-end 2027. In recent years, we also completed renovations to more than 3,000 existing locations, creating comfortable spaces for clients to interact with specialists, while making it easier to access our leading technology.

These expansion efforts provide growth opportunities while enabling us to continue to add to our talented group of client professionals serving our clients' financial needs.

We plan to open more than 200 new financial centers across more than 60 new and existing markets by year-end 2027.



Supporting clients with a full range of financial solutions

We deliver financial solutions that meet our clients' more complex needs as their life priorities change — from customizable checking and savings account options, to mortgage solutions that help clients achieve homeownership, as well as other lending solutions for personal and small business needs.

For clients looking to build wealth, we offer a variety of ways to help meet their longer-term goals through our platforms and solutions:

- **Merrill Edge® Self-Directed,** an online personalized platform with guidance, insights and exclusive tools for those who want to put their own investing ideas into action.

- **Merrill Guided Investing (MGI),** a goals-based advisory program with investment portfolios built, rebalanced and monitored by Merrill investment professionals. MGI with Advisor (MGIA) provides clients the option to work side-by-side with one of our more than 2,400 financial solutions advisors on developing a personalized investment strategy.

With the expertise of our financial solutions advisors, combined with continued innovation, including introducing new strategies to help eligible MGI and MGIA clients more efficiently manage their retirement income and taxes, clients have chosen to trust Bank of America with more than $500 billion in total Consumer Investments assets at year-end 2024.

Offering financial wellness support to clients and their employees

Our Employee Banking & Investing (EBI) program offers a suite of workplace benefits and solutions to help our corporate and commercial clients meet their employees' financial needs, including financial education, Preferred Rewards benefits and comprehensive banking, borrowing and investing solutions. During the last two years, EBI has nearly doubled the number of enrolled companies, adding 180 in 2024 for a total of 628 companies and 5.3 million eligible employees.



628
companies in our Employee Banking & Investing program in 2024

Rewarding clients for their loyalty

A cornerstone of our strategy to build long-term relationships is to recognize and reward clients for deepening their relationship with us — inclusive of banking, lending and Merrill investing solutions. In its 10th year, our industry-leading loyalty program Preferred Rewards surpassed 11 million members,[1] with a 99% retention rate and an average of $500 in earned rewards each year.



11M+
clients enrolled in Preferred Rewards[1] since 2014



Preferred Banking
Led by: **Aron Levine**

Providing personalized solutions, valuable rewards, and advice and guidance for clients with more complex banking, borrowing and investing needs through our digital first plus advice approach.

- **No. 1 in U.S. estimated consumer deposits**[2]

- Merrill Edge Self-Directed awarded **No. 1 Overall Client Experience** for the seventh year in a row from StockBrokers.com 2024 Annual Broker Review

- Preferred Rewards recognized as a **Best Loyalty Program** by Newsweek (2024)

24
consecutive quarters of net new checking growth



Nearly **200 financial centers opened in new markets** since 2014

$500B+
in total Consumer Investments client assets at year-end 2024

[1] Includes clients in Consumer Banking, Small Business and Global Wealth & Investment Management as of November 2024

[2] Federal Deposit Insurance Corporation (FDIC) deposit data as of June 2024

Providing a comprehensive and personalized wealth management experience

Merrill advisors serve the comprehensive wealth management needs of high- and ultra-high-net-worth individuals, families and businesses in more than 500 offices across 100 U.S. markets.



Harnessing our industry leadership

With a presence in all 50 states and more than $3.6 trillion in client balances at year-end 2024, we're an industry leader serving the wealth management needs of high- and ultra-high-net-worth individuals, businesses, institutions and organizations. Propelled by the strength of these relationships, we added more than 20,600 net new relationships and had approximately $68 billion in fee-based assets under management (AUM) flows in 2024.



Approximately
$68B
in fee-based AUM flows in 2024

Merrill's financial advisors are at the center of every client relationship, helping clients manage and grow their wealth. Leveraging market and investment insights from the Chief Investment Office and BofA Global Research, we advise clients on investment strategies that can help meet their financial goals. In 2024, a record 95% of clients were satisfied with their Merrill financial advisors.[1]

Leveraging an extended team of investment experts

Our Investment Solutions Group (ISG) helps advisors deliver a comprehensive investment platform, working closely with many of the industry's leading asset managers to provide high-quality investment strategies and investment product offerings to clients.

Working in partnership with ISG specialists, Merrill advisors offer and implement investment strategies that help meet client needs across five core areas — personal retirement, investment advisory, portfolio consulting, alternative investing and capital markets.

Providing clients all Bank of America has to offer

In addition to our investment platform, clients have access to Bank of America's leading banking and lending products and services. In 2024, a record 62% of Merrill clients had a Bank of America banking or lending account. Banking and lending specialists work closely with Merrill advisors to assess clients' needs and provide tailored banking and lending solutions, including custom lending and mortgages. In 2024, Merrill clients opened nearly 100,000 banking accounts. In addition, loans grew by $6 billion for clients.

As a global financial leader, we also offer family office, trust, art and investment banking services, as well as access to the global markets to help our ultra-high-net-worth clients meet their complex financial needs.

Nearly
100K
banking accounts opened by Merrill clients in 2024

$6B
loan growth in 2024

Driving digital innovation

Digital innovation supports our advisors in growing and cultivating lasting client relationships, while streamlining workflow to increase efficiency. From enhancing advisors' digital footprints online and helping them communicate with clients and prospects through our advisor video platform to enabling clients to make digital appointments with their advisor teams, we're connecting advisors to clients better than ever before.

In 2024, we received the Money Management Institute/Barron's Industry Award for Digital Innovation for "Digital Presence: A Robust Ecosystem for Client Acquisition"—an achievement that underscores our commitment to technology platform enhancements that help advisors better engage and serve their clients. Eighty-five percent of households were digitally active on Merrill and Bank of America platforms at year-end 2024.



85%
of households digitally active on Merrill and Bank of America platforms at year-end 2024

Developing our advisors

Our advisors are core to how Merrill drives growth, and we prioritize recruiting and retaining advisors who have the expertise to help clients meet their wealth management goals.

Our Advisor Development Program is training the next generation of Merrill advisors, equipping them with the skills to assess client needs, develop financial plans and serve as trusted advisors on the broad range of wealth management solutions we have to offer.

We also continue to invest in advisor training, coaching and development at every stage of an advisor's career. In 2024, we expanded our educational programs for seasoned advisors and enhanced our succession planning programs to help sustain continuity of service to clients and sustainable growth of advisors' practices.

The expertise of our advisors, as well as the breadth and depth of our wealth management platform, help enable us to offer differentiated advice and investment strategies clients are seeking today, and position us for robust growth in the future.

The expertise of our advisors, as well as the breadth and depth of our wealth management platform, help enable us to offer differentiated advice and investment strategies.

[1] Source: Merrill Client Satisfaction Survey, Dec. 31, 2024



Merrill
Led by: **Lindsay Hans** and **Eric A. Schimpf**

Empowering high- and ultra-high-net-worth individuals, businesses and institutions to achieve their unique wealth management goals through financial planning.

- Recognized with the **2024 Money Management Institute/Barron's Industry Award for Digital Innovation**

- Received **Professional Wealth Management's Wealth Tech Award 2024 for Best Private Bank in North America for use of technology**

- Honored with **The Digital Banker's Digital CX Wealth Management Award for Best Wealth Manager — Digitally Empowering Relationship Managers (Advisors)** (2024)

- Recognized by **FinTech Futures in the 2024 Banking Tech Awards USA for Best Mobile Initiative** for the MAX app

$3.6T+
in client balances at year-end 2024

62%
of Merrill clients had a Bank of America banking or lending account at year-end 2024—a new record



Providing a customized wealth management experience to ultra-high-net-worth individuals, families and institutions

The Private Bank provides wealth management solutions to ultra-high-net-worth individuals, families and institutional clients of Bank of America. We serve clients through more than 100 offices in 42 U.S. markets and an award-winning digital platform, backed by the full breadth of Bank of America's capabilities.

Meeting the comprehensive needs of clients

We deliver customized solutions to help clients grow, preserve and share their wealth — now, and for future generations. We tailor solutions to meet each client's unique financial needs based on a deep understanding of their goals, values and passions. Our client teams develop comprehensive plans that address every dimension of a client's wealth by drawing on the global resources of Bank of America and our leading capabilities in wealth strategy, trust and estate planning, investment management, banking, specialty lending and philanthropy.

Delivering Responsible Growth through collaboration

In 2024, we continued to grow by adding approximately 3,200 net new client relationships and expanding existing client relationships, ending the year with client balances of $674 billion and revenue of $3.9 billion.



Approximately

3.2K

net new client relationships added in 2024

Our client-focused growth strategy, combined with ongoing investments in our teams and technology, continue to build a strong foundation for growth as we:

- **Grow deposit, loan and investment accounts by attracting new clients and expanding our relationships with existing clients** — We continue to see strong organic growth by delivering more of our capabilities to each relationship and expanding how we serve the entire family.

- **Grow client teams and enhance our presence in strategic markets** — We opened a new Private Bank market in Pittsburgh and expanded in regions with growing concentrations of wealth, such as California, Florida, Texas, the Pacific Northwest and the New York Tri-State area.

- **Introduce more Bank of America clients to our industry-leading capabilities** — We once again expanded our partnerships across the company, driving record referrals between The Private Bank and other lines of business.

- **Prioritize investments in technology to improve the client experience** — In 2024, 92% of core client relationships actively used our Online or Mobile Banking tools, reflecting the appeal of our high-tech and high-touch model.

Positioning for the future

Changes in the ultra-high-net-worth market are driving new growth opportunities in wealth management and banking.

Over the coming decades, wealthy individuals and families are expected to transfer significant assets to their children and grandchildren. We consider the next generation as individual clients, not just an extension of their families. Our goal is to help them achieve their own success as we build lasting relationships by engaging them through financial education and advice tailored to their interests in wealth planning, investments, the arts and other collectibles. We're also focused on building client teams who can meet clients' needs across generations and connect with them digitally.

We're engaging the next generation of clients through financial education and advice tailored to their interests in wealth planning, investments, the arts and other collectibles.

In addition, as women live longer and increasingly become financial decision-makers, they are expected to manage a majority of U.S. household financial assets. The Private Bank is addressing this opportunity by deepening relationships with women clients and prospects through our wealth structuring and philanthropic expertise.

Demonstrating our expertise in philanthropy

We work closely with nonprofits, endowments and foundations across the country, offering them investment management services, expertise and guidance on industry-wide best practices. Our team has decades of experience working with these clients, allowing us to share our extensive knowledge in areas such as board governance, strategic planning and fundraising support to help advance their mission. In providing this expertise, we often partner with the Local Markets Organization, Business Banking, Global Commercial Banking and Global Corporate & Investment Banking to deliver this impact.

Investing in our teammates

We strive to be a Great Place to Work and deliver on this commitment by investing in our teammates through award-winning career development programs. Strengthening client teams is critical to support our future growth, which drives our focus on developing and promoting top talent internally. In 2024, we had more than 1,400 teammates progress through one of our career advancement, in-role or early-career development programs.



1.4K+
teammates progressed through one of our career advancement, in-role or early-career development programs in 2024



Private Bank
Led by: **Katy Knox**

Supporting clients as the largest provider of managed personal trust assets in the U.S.[1] and a leader in philanthropic services, art services, banking and lending.

- **Named Best Private Bank in the U.S. and North America** by Global Finance, Family Wealth Report and Global Private Banker (2024)

- **Named Best Private Bank in North America for Family Offices, Philanthropy Services and Next Generation** by Professional Wealth Management (2024)

- **Named Best for Philanthropic Advisory and Best for Next Gen in the U.S. and North America** by Euromoney (2024)

$674B
in client balances
at year-end 2024

$3.9B
in revenue
at year-end 2024

100+
offices in 42 U.S. markets

[1] Based on Federal Financial Institutions Examination Council (FFIEC) Call Reports as of September 2024

Serving business clients with advice and solutions that make running a growing business easier

Business Banking serves approximately 3.4 million businesses from start-up to $50 million in revenue across more than 200 communities in the U.S.

Business Banking delivers a seamless client experience that meets the needs of businesses as they grow and adapt to the ever-changing market conditions. In coordination with lines of business across the company, our team provides access to capital, innovative digital tools and banking solutions to manage day-to-day operations and plan for the future. In addition, we partner with Merrill and The Private Bank to provide personal wealth management as well as workplace benefit programs and everyday banking for our clients' employees.

Driving Responsible Growth through each stage of the business owner journey

Bank of America serves approximately one in three U.S. small business owners, including more than 20,000 mid-sized businesses, nationwide. We ended the year with $197 billion in



$197B
in average deposit balances in 2024[1]



$38B
in average loan balances in 2024[1]

average deposits, $38 billion in average loan balances and $8 billion in revenue.[1] In 2024, we achieved a record 88.2% client satisfaction score for Small Business clients and the adoption of our digital capabilities continued to grow, with 86% of clients digitally active at year-end 2024.[2]

Evolving how we help clients access capital, innovation and insights

Our offerings continue to resonate with business clients because of our expertise and full range of solutions. We consistently rank as the No. 1 small business lender according to the FDIC, marking 14 consecutive quarters as top lender.[3] The team achieved repeat recognition in 2024 as the "Best Bank in the U.S. for Small and Midsize Enterprises" by Global Finance magazine and as "North America's Best Bank for Small and Medium-Sized Enterprises" by Euromoney for the ninth consecutive year.



14
consecutive quarters as the top small business lender according to the FDIC[3]

In 2024, we expanded our Preferred Rewards for Business program to include mid-sized business owners, providing more clients with exclusive rewards and benefits. Our digital banking platforms, CashPro® and Business Advantage 360, marked new ways for clients to manage their businesses with self-service tools that monitor their payments, working capital, treasury, trade, merchant and credit operations. In addition, our Small Business Administration and Practice Solutions teams now support both small and mid-sized business clients, providing them with additional commercial funding options.

In partnership with Bank of America Institute, our annual surveys of business owners provide insights that help our clients and stakeholders understand the perspectives, aspirations and outlook of business owners across the U.S. Our August 2024 report highlighted that nearly four out of five (78%) small and mid-sized business owners anticipate revenue growth in the next 12 months. The reports are publicly available on the new Center for Business Empowerment, which launched in May. The site provides thought-leadership articles, tools and resources to aspiring and existing business owners.

Growing market share through partnership and integration

In 2024, we combined our existing Business Banking and Small Business, Specialty Banking & Lending teams to better serve new and established businesses with financial guidance and banking solutions to help them grow. Client teams are aligned with local market teams and partners across the company to make the financial needs of clients easier to achieve. Our united team is innovating how we deepen existing relationships and win new ones to grow market share.



Business Banking
Led by: **Raul Anaya** and **Sharon Miller**

Serving U.S.-based business clients with revenues up to $50 million through locally based client teams and partners.

- **No. 1 small business lender,** according to the FDIC[3]

- **Recognized as the Best Bank in the U.S. for Small and Midsize Enterprises** by Global Finance magazine (2024)

- **Named North America's Best Bank for Small and Medium-Sized Enterprises** by Euromoney for nine consecutive years (2024)

$8B
in revenue in 2024[1]



88.2%

client satisfaction score for Small Business clients in 2024 — a new record

86%
of clients digitally active at year-end 2024[2]

---

[1] Figures represent financial results of Small Business and Business Banking, which will appear separately under Consumer Banking and Global Banking, respectively. Small Business includes businesses with revenues up to $5 million.

[2] Percentage of clients across Global Banking, including Commercial, Corporate and Business Banking (CashPro® and BA360 platforms), as of November 2024. Relationship clients defined as clients meeting revenue threshold for Global Commercial Banking and Business Banking, and all clients in Global Corporate & Investment Banking.

[3] Consecutive quarters through 3Q24. Totals excluded Paycheck Protection Program loans.



Offering innovative financial solutions to help clients grow and prosper

Global Commercial Banking (GCB) provides integrated financial solutions to middle-market clients with revenues of $50 million to $2 billion through banking teams located in more than 115 U.S. and Canadian cities and over 15 additional countries.

Delivering global solutions locally

GCB has a widespread presence across the U.S. and worldwide, as clients tell us they value having bankers in their local communities who understand their company and can harness Bank of America's full suite of products and services.

Our teams engage partners across our company to offer integrated solutions that fit the diverse needs of our clients, including commercial loans, leases and real estate lending. In addition, we provide integrated working capital management, advisory, underwriting services, treasury solutions — such as cash management and merchant services — and other financial life benefits.

Clients increased their capital markets activity in 2024, continuing to engage both our industry and regional investment banking teams. We ranked No. 1 with our GCB clients for investment banking fees, increasing 48% compared to the prior year.

Our deep industry-specific expertise is delivered by dedicated banking teams spanning more than 10 industries, including healthcare, technology, nonprofits, higher education, professional

sports and restaurants. In addition, our New Economy team advises early-stage, high-growth potential companies in the emerging technology, emerging healthcare and green economy sectors.



48%
increase in investment banking fees year-over-year

Helping clients navigate a changing environment

In 2024, clients remained focused on growing their businesses and serving customers while navigating a rapidly changing geopolitical and macroeconomic environment. Timely advice continued to be important and valuable to our clients, as they sought to better understand and respond to economic trends and interest rate changes.

GCB delivers a differentiated advisory client experience through our team of experienced bankers and global experts. Clients benefit from tailored thought-leadership, Bank of America's industry-leading research and our personalized data-driven insights. In addition, our teams collaborate with our clients for a deeper understanding of their unique needs, providing them with bespoke advice and solutions at the right time.

Our clients benefit from tailored thought-leadership, Bank of America's industry-leading research and our personalized data-driven insights.

Driving innovation that matters to our clients

We deliver innovative solutions that clients need and value, offering new approaches to financial solutions using simpler and faster digital and mobile experiences. Client digital adoption trends continued in 2024, with 86% of clients transacting on our digital platforms.[1]



86%
of clients digitally active
at year-end 2024[1]

Investments in our award-winning digital platform CashPro® further simplify client management of treasury and credit operations. We introduced several key enhancements in 2024, including the launch of CashPro Insights, a digital tool that analyzes information flowing through the platform and presents clients with personalized insights that empower them to make more informed business decisions.

For the third consecutive year, CashPro received the top mobile banking spot in Coalition Greenwich's annual Digital Transformation Benchmarking Study, and the CashPro App reached more than $1 trillion for corporate payment approvals in 2024, an increase of more than 30% year-over-year.

Winning with our clients

GCB continued to deepen relationships with existing clients, as we aim to be their lead banking partner. In addition, we achieved strong growth by attracting hundreds of new clients — our second highest year of new client acquisition on record.

Our 2024 performance with new and existing clients led to record-high client revenue, 6% deposit growth and 4% core middle-market loan growth. We continued to make investments and transform the banking experience for clients by providing sought-after advice, valuable solutions, exceptional service and seamless experiences.

Looking ahead, we will continue to keep the client at the center of everything we do, delivering value as trusted advisors to help our clients succeed.



6%
deposit growth year-over-year

<hr>

[1] Percentage of clients across Global Banking, including Commercial, Corporate and Business Banking (CashPro® and BA360 platforms), as of November 2024. Relationship clients defined as clients meeting revenue threshold for Global Commercial Banking and Business Banking, and all clients in Global Corporate & Investment Banking.



Global Commercial Banking
Led by: **Wendy Stewart**

Serving one in five U.S. middle-market clients with revenues between $50 million and $2 billion through banking teams in more than 115 U.S. and Canadian markets and over 15 additional countries.

- **Almost one-third of U.S. Fortune 1,000 companies are GCB clients** at year-end 2024

- **Named North America's Best Bank for Small and Medium-Sized Enterprises** by Euromoney in 2024 for the ninth consecutive year

- **Named World's Best Cash Management Provider for Middle-Market Corporates** in Euromoney's 2024 Cash Management Survey

$1T+
in corporate payment approvals through the CashPro® App in 2024

We serve clients in
115+ U.S. and Canadian cities and 15+ additional countries



Helping our clients succeed through holistic, integrated business solutions

Global Corporate & Investment Banking (GCIB) delivers integrated financial solutions, capital markets expertise, execution and strategic advice, as well as best-in-class liquidity, treasury and risk management solutions, to many of the world's largest companies.



Focusing on client needs to deliver innovative and outstanding business outcomes

Driven by continuing improvement in investment banking fees and despite a volatile global economy, GCIB was a key contributor to Bank of America's 2024 strong results. By laying the foundation and investing in the business in past years, we have gained market share and created a client-focused, consistently well-performing business.

Our corporate and investment banking clients depend on Bank of America to be a steadfast and trusted partner. We help them analyze a range of strategic decisions, advise them on all aspects of their capital structures, deliver innovative capital markets solutions, and assist in executing transactions that leverage our global capabilities. Our experienced team focuses on listening to clients and understanding their needs to offer a range of solutions, expertise and resources to improve decision-making and boost outcomes.

Strong investment banking results helped position 2024 among our best years for both total revenue and net income.

In 2024, our focus on key business opportunities — including middle-market and international clients — paid significant dividends. We generally saw a return to more normalized pre-pandemic market activity levels despite geopolitical tensions, a disparate global interest rate environment and changes in consumer behavior. With one of the most active capital-raising teams across public and private capital markets, the knowledge and advice we delivered to clients helped them navigate market challenges.



30%+
increase in investment banking fees year-over-year

In investment banking, we maintained our strong top three position in investment banking fees, which increased more than 30% year-over-year. We are well-positioned across the products, regions and sectors in which we operate and saw year-over-year increases in market share both globally and in most sectors and regions. Strong investment banking results helped position 2024 among GCIB's best years for total revenue and net income.

In corporate banking, we saw continued broadening and deepening of client relationships, with average deposit balances up 10% year-over-year — offsetting lower spreads — and gained momentum in loan growth in 2024.

Showcasing our company's full capabilities

A critical element of our success is our ability to offer integrated solutions by delivering "one firm." We increased connectivity locally and strengthened partnerships across the company to showcase our full capabilities and deliver more for clients. These partnerships helped us deepen relationships and grow market share with U.S./Canada middle-market clients, up 70 basis points year-over-year. This approach also drove key growth initiatives in 2024, allowing us to broaden our coverage footprint with international clients and strategically expand our capabilities in the private capital space.

Increasing efficiency and improving execution through digital technology

We use technology to be more efficient, leverage analytic insights from available data and manage risk to improve our clients' experiences and enhance our internal capabilities.

In 2024, we enhanced our proprietary award-winning GCIB Launch platform. This knowledge management platform — for which usage increased by more than 500% to over 1.5 million page views in 2024 since it was first introduced two years ago — offers bankers a one-stop-shop for global collaboration, creating efficiencies and streamlining work processes to add value for our employees and clients.



500%+
increase in usage of our award-winning GCIB Launch platform since 2022

Through our Deal Central platform, we provide seamless execution of capital markets transactions while digitally connecting us to investors and issuers. The platform covers all major asset classes and processed more than 240,000 investor orders worth $6.6 trillion in 2024.

In partnership with Global Payments Solutions, we also helped our corporate clients manage their working capital needs using CashPro®, the company's award-winning digital platform. At year-end, 86% of our clients were digitally active,[1] making this a key resource. Underscoring this commitment, in 2024, we introduced CashPro® Capital Markets Insights, providing issuer clients information on investment-grade secondary bond pricing to improve treasury decision-making.



86%
of clients digitally active at year-end 2024[1]

Looking ahead, we will continue delivering ideas, insight and execution to help our clients succeed. We're committed to relentlessly leveraging our resources and franchise capabilities to deliver for our clients as a dependable, unwavering and trusted partner.

[1] Percentage of clients across Global Banking, including Commercial, Corporate and Business Banking (CashPro® and BA360 platforms), as of November 2024. Relationship clients defined as clients meeting revenue threshold for Global Commercial Banking and Business Banking, and all clients in Global Corporate & Investment Banking.

[2] Represents total Global Banking relationships



Global Corporate & Investment Banking
Led by: **Matthew Koder**

Providing investment banking advisory, underwriting and distribution services globally to companies of all sizes and across all major industries, and offering best-in-class financing, deposit and other treasury services to larger corporations worldwide.

- **Ranked No. 3 in global investment banking fees** for 2024 and **No. 2 globally for investment grade and leveraged finance capital raised** in 2024 by Dealogic

- **Ranked No. 1 U.S. Large Corporate Banking Market Penetration Share Leader** and **Best Bank for Corporate Banking in the U.S.** in 2024 by Coalition Greenwich

- **Named Latin America's Best Investment Bank** (fourth consecutive year), **Latin America's Best Bank for Advisory** and **Western Europe's Best Investment Bank** in 2024 by Euromoney

- **Relationships with 78% of the 2024 Global Fortune 500**[2]

$6.6T
processed in capital market transactions through our Deal Central platform in 2024



10%
increase in corporate banking average deposit balances year-over-year

Sustaining growth with clients, improving returns for shareholders

Global Markets is a diversified business that provides a wide range of solutions across regions and asset classes. This includes market-making, financing, risk management, securities clearing and settlement across fixed-income, currency, commodities and equity markets.

Building on momentum to deliver a record year in sales and trading

As clients sought to reposition portfolios in response to world events, we were by their side with advice and solutions to help them navigate the evolving landscape. In doing this, we once again achieved record sales and trading revenue in 2024, and improved returns on allocated capital, underscoring our commitment to deliver for shareholders.

Our sales and trading revenues reached $18.8 billion, up 8% year-over-year, reflecting 11 consecutive quarters of year-over-year sales and trading growth. Our focus on financial resource management and expense discipline resulted in a 20% year-over-year increase in net income to $5.6 billion, driving 6% operating leverage and 12% return on allocated capital. We also continued to grow our client average loan levels, which increased 8% year-over-year to a record $141 billion

in 2024, building a more predictable and stable income stream in this business.

Continued investment in our platform and capabilities, including enhancements to the client experience and partnerships, delivered strong performance and garnered industry-wide recognition, notably being named World's Best Bank for Markets by Euromoney in 2024 for the second year in a row.

We maintained our competitive position among the top five U.S. banks, laying a strong foundation for the future.



11 consecutive quarters of sales and trading growth year-over-year

Generating award-winning research and data-driven insights

With more than 700 analysts located in 20 countries, BofA Global Research creates original, independent, anticipatory investment insights for institutional and private clients. The team provides recommendations on approximately 3,500 stocks and approximately 1,300 credits globally, as well as economic forecasts for 59 countries, forecasts for 33 commodities and recommendations on 46 currencies.

For 2024, BofA Global Research was named Extel's (formerly Institutional Investor) No. 2 Global Research Leader, No. 2 All-America Equity Research and No. 2 Global Fixed Income Research. Other notable 2024 Extel rankings include No. 1 Developed Europe Equity Research and No. 1 Emerging EMEA Equity Research.



No. 2
**Global Research Leader
&
Global Fixed Income Research**
by Extel (formerly Institutional Investor) in 2024

Providing real-time analyses based on companywide data

Bank of America Institute provides original perspectives on the economy, sustainability and transformation to help businesses, nonprofit organizations, communities, policymakers, regulators, teammates and other key stakeholders make more informed decisions. These insights are derived by leveraging proprietary data, including from Bank of America's 69 million consumer and small business clients, $1.24 trillion consumer and wealth management deposits, $4.3 trillion total payments and 58 million verified digital users.

Innovating for the future

To propel our business forward, we continue to invest thoughtfully in new technologies, such as artificial intelligence, and leverage innovative quantitative initiatives to empower our world-class talent and increase workflow efficiencies. With robust algorithms across nearly all asset classes, we are incorporating automation to help deliver seamless, on-demand liquidity to clients, driving strong volume and market share growth. Through disciplined resource allocation, we are scaling and optimizing the impact of our investments.

Delivering as a global business with global talent

Our global team of talented professionals brings a wealth of market expertise, innovation and local insights, helping to enable us to deliver industry-leading strategies and solutions tailored to the evolving needs of clients. We do this together as one team — valuing different perspectives and operating seamlessly across borders — by fostering collaboration, agility and excellence. We embrace the strength of our global talent to drive meaningful impact and create differentiating value for our clients around the world.



Global Markets
Led by: **Jim DeMare**

Providing services across the debt, equity, commodity and foreign exchange markets to clients around the world.

- **Named World's Best Bank for Markets** by Euromoney (2024)

- **Named Derivatives House of the Year** by Energy Risk (2024)

- **Named Currency Derivatives House of the Year** by Risk Awards (2024)

- **Named Securitization Bank of the Year** by GlobalCapital (2024)

- **Named Best Research House** by DealCatalyst (2024)

Record
$18.8B
sales and trading revenue
in 2024 — an 8% increase year-over-year

Record
$141B
average client loan levels in 2024 — an 8% increase year-over-year



700+ BofA Global Research analysts in **20 countries**

DELIVERING GROWTH



LOCAL MARKETS ORGANIZATION

Serving clients and communities in our local U.S. markets

Our nearly 100 market presidents, based in local markets from coast to coast and representing various lines of business, work with local leaders to help deliver Responsible Growth.

Local collaboration helps us meet the financial needs of our clients by connecting them to effective resources, solutions and services. Our local leaders know our clients well because they are part of their communities and understand the nuances of their economy, culture, strengths and opportunities. This helps us deliver our global capabilities with a local, personal focus.

Spotlighting our Greater Boston market

Our local market approach can be seen in Boston, where 3,620 teammates deliver the full capabilities of our company to meet our clients' individual needs. The Boston market team continued to grow its leading position in the market in 2024 and managed $91 billion in total FDIC deposits,[1] $84 billion in Merrill client balances[2] and more than $10 billion in loans to commercial and small businesses, delivering financial products and services to help clients achieve their goals.

Helping individuals and businesses grow is at the core of what we do. In 2024, the team in Boston was focused on spotlighting the capabilities of

our company for clients, hosting several events and summits throughout the year. These engagements leveraged our partnerships to bring together local leaders, business owners and entrepreneurs to discuss topics that matter to our clients — from the importance of setting kids on a strong financial path to leveraging artificial intelligence to move businesses forward.

"Through the work of our teammates across the company and by leveraging our global and local partnerships, we broaden our ability to deliver for individuals and businesses and help our Boston community succeed," said Miceal Chamberlain, president of Bank of America Greater Boston.

"Through the work of our teammates across the company and by leveraging our global and local partnerships, we broaden our ability to deliver for individuals and businesses and help our Boston community succeed."

Miceal Chamberlain
President of Bank of America Greater Boston



Supporting a thriving Boston area, our company partnered with the Boston Private Industry Council to celebrate employers hiring youth and recruited new employer partners to deliver on our commitment to develop the next generation workforce. We also hosted a MassSkills Coalition Summit, convening Massachusetts employers across sectors that are committed to sharing and implementing new ways to access, hire, train and retain talent.

We deepened our commitment to Greater Boston through grants, thought-leadership and volunteerism. This included our continued support of Community Captains, a multiyear partnership between the New England Patriots Foundation and Bank of America, to provide funding, mentorship and strategic guidance to New England-based nonprofits to amplify the difference they make in their local communities.

Marking two decades of supporting community development and local changemakers, the team celebrated 20 years of the Neighborhood Builders® program by gathering 2024 Greater Boston Neighborhood Builders, Bank of America leaders, alumni and community partners. The event encouraged networking, idea-sharing and collaboration among Boston's nonprofit leaders.

Running a new chapter of the Boston Marathon

Our focus on clients, teammates and communities came together at the 128th running of the Boston Marathon® in April 2024 — our first as the presenting partner. Through the partnership, we connected with athletes and millions of sports fans to promote wellness, raise meaningful funds for charities and bring local economic benefit. The 2024 Boston Marathon presented by Bank of America generated $509.1 million for the city and state economy.

Approximately 700 teammates volunteered during marathon weekend, and we engaged clients and leaders from across our lines of business to support local partnerships and foster business integration opportunities. We also supported more than 160 Official Charity Program organizations through a kick-off event to empower nonprofit partners, ultimately reaching a new record fundraising level of $45.7 million and contributing to the race's total charitable impact of $71.9 million.

We drive Responsible Growth through our local market teams by delivering for our clients, teammates and the communities where we live and work. To learn more, visit bankofamerica.com/local.



$91B
**in total
FDIC deposits
in 2024**[1]

$10B+
**in loans to commercial
and small businesses
in 2024**

$509.1M
**to the city and state economy
from the 2024 Boston Marathon**®
presented by Bank of America

[1] Total deposits within this market as of June 30, 2024, which may be inclusive of Consumer, Global Wealth & Investment Management (GWIM), Global Banking and Global Markets deposits.

[2] GWIM, the wealth and investment management division of Bank of America, includes Private Bank and Merrill. GWIM Client Balances consist of assets under management of GWIM entities, brokerage assets and assets in custody of GWIM entities.

Connecting clients to global financial solutions to meet their needs and power their operations

As one of the world's leading financial institutions, with operations in more than 35 countries, our on-the-ground experts and global resources help companies and institutions prosper.

Our country executives, leaders and teams in local markets across our international platform connect clients to innovative offerings available across Bank of America. Through our understanding of the local economy and client base, we deliver tailor-made solutions and local and global expertise on products, distribution and execution capabilities.

Spotlighting our presence in Germany

With a presence in Germany since 1951, our growing team of more than 160 employees is based in the financial center of Frankfurt. By leveraging our global resources, we help regional clients achieve their business goals and grow at a national and international level.



73-year
presence in Germany

160+
teammates in Germany at year-end 2024

Our Global Corporate & Investment Banking teams and support partners serve as steadfast and trusted advisors to leading German companies, as well as U.S. and European companies, successfully executing landmark transactions year over year. Our Global Payments Solutions team serves our corporate clients and financial institutions across Europe, the Middle East and Africa (EMEA) and around the globe. In addition, our Global Markets business, backed by our award-winning BofA Global Research team, supports our institutional investor clients with their investing and trading activities.



> *"We are driven by a client-first culture and are committed to providing integrated financial solutions, capital markets execution and transformative advice to corporations, financial institutions and government agencies."*

Armin von Falkenhayn
Germany Country Executive

"At Bank of America, we are driven by a client-first culture and are committed to providing integrated financial solutions, capital markets execution and transformative advice to corporations, financial institutions and government agencies," said Armin von Falkenhayn, Germany country executive. "Through our focus on Responsible Growth, we strive to deliver on our purpose to help make financial lives better and deliver for our clients and shareholders."

Through company-sponsored events in Germany, we bring together the world's greatest minds for conferences on the global economy, policy, technology and sustainable finance. In October 2024, more than 1,000 global business and government leaders gathered in Germany for the second Berlin Global Dialogue, a conference backed by Bank of America as principal sponsor. The event promoted dialogue across areas key to reshaping the future of the global economy.

Germany has a longstanding commitment to supporting economic opportunity and helping our communities thrive. Our grant partnerships with nonprofit organizations in Germany focus on economic empowerment, job creation and helping people transition from education into employment. Our partners include Impact Hub Berlin, part of a global network addressing social and environmental issues through entrepreneurship; JOBLINGE, an organization working across Germany to equip young people with the skills to access employment; and JUMPP, a Frankfurt-based organization helping entrepreneurs to start or scale up businesses.

In 2024, 72% of teammates in Germany participated in volunteering activities, collectively recording more than 1,600 hours and placing Germany at the top of Bank of America's EMEA volunteering leaderboard.



72%
of teammates in Germany participated in volunteering activities in 2024

We also support our clients' needs related to sustainability and a transition to a low-carbon economy. In 2024, through our support for Climate KIC, a knowledge and innovation community, we helped bring together technology and green innovators focused on a clean-energy transition using scalable solutions in countries across Europe where we serve our clients.

We also believe that investments in arts and culture have a positive impact on the lives of our clients and employees. Since the launch of our Art Conservation Project in 2010, museums and arts institutions across Germany have received grants to conserve historically and culturally significant works. Bank of America currently holds a partnership with Schirn Kunsthalle, providing Frankfurt-based employees entry benefits to the museum, as well as access to a range of talks and events, as part of our commitment to being a Great Place to Work.

With Bank of America's International business contributing close to 40% of all Global Corporate & Investment Banking and Global Markets revenues, as well as Germany's key role within the European Union and its status as a major player in the global economy, the country continues to be a key focus area of our international growth plans.

Helping clients manage their financial needs through innovative digital solutions

We continue to invest in digital capabilities that help allow individuals, families and businesses to seamlessly manage their finances.

And, our client use of digital capabilities continues to climb. In 2024, more than 90% of client interactions came through our digital channels, and we've created an efficient experience for digital payments, provided sustainable, paperless solutions and continued to enhance security.

With a record 58 million verified digital users as of year-end,[1] here's a closer look at how our clients used digital to bank, borrow and invest in 2024.


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48M digital active users[1] — up 4% year-over-year (YoY)

14.3B digital logins[2] — up 12% YoY

55% digital sales[3] — up from 49% in 2023

2.5B+ Erica® interactions since launch in 2018[4]

1.6B Zelle® transactions[5] — up 25% YoY

$1T in payment approvals through CashPro® App for business clients[6]

[1] Verified digital users represent Consumer and Merrill users with a digital identification and password; Digital active users represent Consumer and Merrill mobile and/or online 90-day active users.

[2] Digital logins represent the total number of desktop and mobile banking sessions on the Consumer Banking platform.

[3] Consumer and Small Business digital sales represent sales initiated and/or booked via our digital platforms.

[4] Erica engagement represents mobile and online activity across client-facing platforms powered by Erica.

[5] Includes Bank of America person-to-person payments sent and received through e-mail or mobile identification.

[6] Business clients represent Business Banking, Commercial and Corporate clients.

Working with our clients to support and finance their sustainability goals

One of the ways we drive Responsible Growth is through our work to serve our clients' financial needs, including those helping deliver more secure, affordable and sustainable energy.

In 2021, we set a 10-year goal to mobilize and deploy $1.5 trillion of sustainable finance by 2030, $1 trillion of which is dedicated toward the environmental transition.



$1.5T
sustainable finance goal
by 2030

In the first four years since announcing this goal, we have mobilized and deployed more than $741 billion in sustainable finance, of which more than $404 billion aligns to the transition to a sustainable, clean-energy economy. Our financing spans sectors and geographies, including solutions in energy efficiency, renewable energy, sustainable transportation, resource efficiency, sustainable water and agriculture, and improved forestry and pollution control measures.

We believe our relationships with clients across industries and in more than 35 countries, our work with public and private sector leaders around the world, and our experience with our own operations, position us to help provide our clients with the financial solutions necessary to achieve their transition goals.

We also engage and partner with the public sector and philanthropic and other nonprofit organizations to help them understand private sector perspectives, and to learn from them about theirs. One example of how we foster collaboration is the Sustainable Markets Initiative (SMI), which is chaired by our Chair and CEO Brian Moynihan. The SMI was launched in 2020 by His Majesty King Charles III and in the last five years has built a coordinated, CEO-led global effort to help enable the private sector to accelerate the transition to a sustainable future.

Through these partnerships and the leadership of teams across our company, we've built a strong track record of providing innovative financial solutions tailored to meet our clients' needs as they take steps to transition to a more sustainable future.

- **We led a $1 billion debt conversion transaction to refinance approximately $1.53 billion of sovereign debt for the Republic of Ecuador, the first of its kind in the Amazon region, which is expected to unlock approximately $400 million in new cash funding plus an estimated $60 million in endowment returns for terrestrial and freshwater conservation over the next 17 years.** The funds will support the Amazon Biocorridor Program, a management model for effectively conserving the Ecuadorian Amazon region. This transaction represents the largest amount raised for conservation in any debt conversion.

- **We led a first-of-its-kind, $205 million tax equity financing deal for Harvestone Low Carbon Partners, LP to support carbon capture and sequestration (CCS) at their wholly-owned facility, Blue Flint Ethanol, in North Dakota.** Blue Flint is only the third biorefinery in the U.S. to capture its carbon dioxide (CO_2) emissions and this transaction is the first CCS transaction following the August 2022 passage of the Inflation Reduction Act. The facility is expected to capture more than 200,000 metric tons of CO_2 per year — the equivalent CO_2 emissions of nearly 42,000 gas-powered vehicles.

- **We acted as the coordinating lead arranger and one of the consortium of lenders on a $240 million loan for a food waste to renewable natural gas (RNG) facility in Linden, N.J.,** being developed by South Jersey Industries, Captona and RNG Energy Solutions. The project is expected to be one of the largest RNG facilities in the U.S. — converting approximately 500,000 tons of food waste in the New York City metropolitan area into pipeline-quality natural gas.

By deploying sustainable finance to drive Responsible Growth, we believe our company is well-positioned to deliver for our shareholders, teammates, clients and communities.



SUPPORTING LOCAL COMMUNITIES

AIDING COMMUNITIES IMPACTED BY CRISIS

Supporting our teammates, clients and communities in times of need

We're there to help those we serve by mobilizing our company's resources to provide assistance during difficult times.

Various disasters strike around the globe and many have devastating impacts on our clients and teammates in the communities we serve. Our company stands ready to provide support to those communities with their specific needs before an event occurs and through recovery. In 2024 alone, we responded to hundreds of incidents, such as severe weather, community tragedies and other impacts, in our local U.S. markets and around the world.

How we help our teammates

We stay in regular contact with our teammates in affected areas to monitor and prepare for anticipated impacts and reach out to confirm their safety and needs. When employees are directly impacted, our Life Event Services (LES) team provides personalized connections to resources and benefits.



680K+
employee cases addressed by Life Event Services globally since 2014



$7.6M+
to teammates through our Employee Relief Fund in 2024

Since its creation in 2014, LES has responded to more than 680,000 employee cases globally. In addition, our confidential Employee Assistance Program provides free counseling services to employees and their families 24/7, 365 days a year. Teammates can also request financial support through our Employee Relief Fund, which provides cash grants following natural disasters or emergency hardships, including more than $7.6 million to teammates in 2024.

How we support our clients

For clients in significantly impacted areas, we help them maintain access to our financial products and services. For example, we offer payment assistance and fee refunds through our Client Assistance Program. We also contact clients to make them aware of what is available, including our digital banking options that provide access to help with their banking needs. In hard-hit areas, this can also include deploying mobile financial centers and ATMs.

How we assist our impacted communities

We connect with our local leaders, local partners and officials to understand the area's greatest needs. We respond with resources, such as delivering critical food and water supplies, as well as with philanthropic support to organizations leading important response efforts. In 2024, we provided $6.1 million to organizations around the world supporting disaster relief and humanitarian aid.



$6.1M
provided to organizations around the world supporting disaster relief and humanitarian aid in 2024

Our teammates further support their communities in times of need by continuing to serve our clients and through giving and volunteering. This includes giving through our matching gifts program to relief organizations, including our Employee Relief Fund, for disasters and other humanitarian crises. In 2024, our teammates also volunteered more than 20,000 hours of their time specifically in support of recovery efforts.

Our local response and support in action

In the fall of 2024, Hurricanes Helene and Milton caused a wide range of impacts, including devastating flooding and high winds across the southeast U.S. In response, our local markets were in regular contact with teammates in the path of the storms across Florida, Georgia, North Carolina, South Carolina and Tennessee. Teams mobilized food, water, mobile financial centers and ATMs, and our Client Assistance Program in the immediate aftermath of the storms. This included LES responses to more than 1,850 teammate requests for support and working with market presidents to evacuate teammates. We provided nearly $3 million to the American Red Cross and other local partners supporting relief.

Nearly
$3M
provided to the American Red Cross and local partners supporting relief in 2024

More than
1.8K
LES support requests during Hurricanes Helene and Milton in 2024

We offered ongoing support to teammates, clients and partners in heavily impacted Western North Carolina. This included expanded dedicated counseling support sessions to our teammates navigating the recovery. Our teammates volunteered with the American Red Cross to complete damage assessments in the weeks following the hurricane, and teammates in Western North Carolina logged volunteer hours for hurricane relief efforts. And, in any time of crisis, teammates are encouraged to reach out to their local leadership teams if there is anything they need or anything we can do to help.

We'll continue to show up during critical events

Following our consistent approach, we bring together expertise and resources across the company, our local market leadership and local partners to help address immediate needs and, when the incident is over, support the recovery for our teammates, clients and communities.



Supporting developing leaders and helping communities thrive

With our global reach and local impact, we help empower the next generation and nonprofit leaders through our training and support.

In 2024, we celebrated the 20th anniversaries of our Student Leaders® and Neighborhood Builders® programs. Since 2004, we've helped thousands of students and community leaders in local markets across the U.S. through training, work experience and skills development.

Preparing tomorrow's leaders to succeed

Student Leaders is open to all high school juniors and seniors to apply. Over the program's 20 years, we've placed nearly 5,000 participants in eight-week paid summer internships with local nonprofits to gain work experience and leadership skills. The opportunities have reached across nearly 100 communities at more than 700 local nonprofits — representing a more than $46 million investment to prepare the next generation for skilled, high-demand careers.



Nearly
5K
**students have participated
in our Student Leaders program**
since 2004

Each year, hundreds of students nationwide join the Student Leaders program. With these internships often representing the students' first paychecks, participants also receive financial education through our Better Money Habits® platform.

Many of these students continue to make an impact in their communities long after their internships, becoming leaders in business as CEOs, heads of nonprofits, authors, medical professionals, teachers and elected officials.

Empowering organizations making an impact

Local nonprofit organizations play an important role in addressing societal challenges and advancing economic opportunity in our communities.

Since 2004, our commitment to the Neighborhood Builders program has reflected Bank of America's longstanding and continued philanthropic investment in nonprofit leadership development across the U.S. Over two decades, we've invested more than $346 million in communities across the U.S. and trained more than 4,000 leaders at nearly 2,000 U.S.

nonprofits. Through the Neighborhood Builders program — open to 501(c)(3) organizations to submit an application — we help nonprofit leaders strengthen their capabilities and grow their networks, so they are more prepared to address challenges and deliver solutions.



$346M+
**invested in local markets across the
U.S. through Neighborhood Builders**
since 2004

As a Neighborhood Builder, each organization receives comprehensive leadership training for the executive director and an emerging leader. The group also joins a nationwide network of peer organizations and gains the opportunity to access capital to expand their impact.



Using the power of every connection to achieve workforce outcomes

Through our workforce development and education efforts, we connect individuals with local employers and education partners to help create access to livable-wage jobs that promote a thriving economy for our company to succeed.

Helping people obtain livable-wage jobs is one way we advance economic opportunity in communities and grow market share. Our approach uses labor market data in each of our local U.S. markets to identify the greatest opportunities to place individuals in high-demand, growing industries that offer livable-wage jobs. Then we invest in nonprofits and academic institutions nationwide to reduce barriers to employment, close skills gaps and create talent pipelines for employment with local employers and at Bank of America.

In 2024, we invested more than $66 million in more than 1,200 workforce partners that are working to train and place individuals in jobs with local employers.



$66M+
invested in workforce partners to train and place individuals in jobs in 2024



Delivering skill-specific learning and career readiness through community education

Through our award-winning Community Education program, we provide virtual and in-person workshops focused on skill-specific learning, career readiness and certificate programs to help individuals prepare for employment. In 2024, the education site had nearly 24,000 visits. Since launching in April 2023, the Community Education team has trained more than 1,300 employee Community Education Ambassadors to deliver career readiness and financial education, and hosted more than 300 professional skills workshops.

Connecting the expertise of our teammates with community initiatives

Our Leader on Loan program is another example of how we use the power of our people to help bring sustainable change to our communities. The program works by "loaning" our leaders to community partners to provide additional capacity to build sustainable programs and expertise to advance strategic initiatives led by our nonprofit partners.

Advancing local workforce efforts through strategic partnerships

By partnering with employers and training providers, we help create talent pipelines and increase access to employment. As an example, we're a strategic partner with Ready to Work in San Antonio, Texas, providing guidance and direction through its Employer Engagement Committee. As of December 2024, approximately 500 local employers have joined the Ready to Work initiative, more than 2,700 residents have completed upskilling trainings and over 1,600 people have been placed in jobs in healthcare, information technology, education, financial services and other industries.

Helping people obtain livable-wage jobs allows us to help improve financial lives for individuals and helps drive growth. When individuals have access to jobs and careers, and employers have the workforce they need to build their business, economies can thrive, and Bank of America can grow and succeed.

HUMAN CAPITAL MANAGEMENT UPDATE

Investing in our teammates' wellness and long-term career growth

Bank of America has always been the bank of opportunity for our shareholders, our clients and customers, our communities and our teammates.

We strive to make Bank of America a Great Place to Work for our employees by providing access to a broad range of opportunities to achieve their professional goals and by maintaining a culture of caring for them and their families. We are a company of approximately 213,000 talented employees who represent a diverse range of experiences, skills, backgrounds and perspectives across many dimensions.

We are deliberate about the many ways we seek to create an inclusive environment where everyone has the opportunity to achieve their career goals. This is core to our values, to our efforts to make the company a Great Place to Work and to delivering on Responsible Growth for our clients, customers and communities around the globe.

Championing wellness

Bank of America provides competitive and flexible benefits and programs to support our teammates at every stage of life. We see wellness encompassing three areas: physical, emotional and financial. By supporting all three, we help drive our commitment to make Bank of America a Great Place to Work for all employees.

Physical wellness

We support our teammates' physical wellness by focusing on access, affordability and prevention. This starts with our health insurance plan options and extends to our benefits and programs that support teammates' broader health and wellness needs. In 2024, we continued our efforts to provide affordable access to healthcare. For the 12th year in a row, U.S. health insurance premiums remain unchanged for teammates earning less than $50,000.





12
consecutive years of no change to U.S. health insurance premiums for teammates earning less than $50K

Prevention

Primary and preventive care are critical to wellness. That's why we continue to enhance access to care through onsite wellness clinics at many of our U.S. locations. By delivering more than 660 free onsite health screenings to U.S. teammates covered by one of our national medical plans, we help teammates understand their health status and create a personal wellness gameplan. Through these screenings, teammates learn about their physical wellness while moving one step closer to completing their annual wellness activities, which provides up to a $1,000 credit ($500 for a teammate and $500 for a covered spouse or partner) toward their annual medical plan premium.

We made more than 660 onsite health screenings available to U.S. teammates covered by one of our national medical plans.

Teladoc Health

More than 133,000 U.S. teammates enrolled in one of our national medical plans — plus their covered family members — have no-cost access to Teladoc Health for virtual immediate, non-emergency care. With 24/7 access, they can talk to a doctor on demand who can diagnose, treat and prescribe medicine for common ailments. Teammates and eligible dependents can schedule virtual consultations with a primary care physician through Teladoc Health for routine and preventive care needs, including annual physicals. More than 34,000 U.S. teammates and family members accessed Teladoc Health in 2024.

Other health benefits

We listen to employee feedback and strive to introduce new and innovative benefits to meet their expressed needs. For example:

- **MSK Direct** is a cancer support program available through the Memorial Sloan Kettering (MSK) Cancer Center — the world's oldest and largest private cancer center.

- **Menopause & Ongoing Care** provides around-the-clock holistic and specialized support at no cost to teammates and covered family members (including spouses) who are experiencing menopause and are enrolled in a U.S. national bank medical plan.

- **Well Rewards** is a daily health partner that pairs a smart app with live, personalized support to help teammates and covered family members enrolled in a U.S. national bank medical plan meet health and wellness goals.

- **Family Support** offers expert guidance for preconception, pregnancy, adoption, surrogacy, postpartum and pediatric support at no cost to current and future parents enrolled in a U.S. national bank medical plan. We also provide up to $20,000 reimbursement for adoption, surrogacy or fertility treatments.

Physical activity

Our Global Get Active! challenge encourages teammates to connect and focus on their physical activity while enjoying friendly competition. In 2024, more than 60,000 employees in 34 countries chose to participate in the six-week challenge, collectively taking more than 17 billion steps. Through our discount program, employees also have access to Wellhub, which connects them to local gyms and studios, virtual live and on-demand classes, personal training, and a variety of emotional and physical wellness apps.



34K+
U.S. teammates and family members accessed Teladoc Health in 2024



60K+
teammates participated in our Global Get Active! challenge in 2024

Emotional wellness

We recognize the importance of emotional wellness to overall health, and provide teammates education, benefits and resources to help make mental health a priority.

Eligible teammates and covered family members age 13 and older can access mental health support, with the ability to connect virtually with a licensed therapist or behavioral health specialist on many issues including stress, anxiety, depression, family, marriage and eating disorders.

Awareness and education

Throughout the year, we prioritize emotional wellness through informational and educational content. This drives awareness and utilization of available resources and helps break the stigma around mental health. We also host special programming during key moments, such as Mental Health Awareness Month, and highlight education and awareness activities on an ongoing basis on topics, including managing sleep and life priorities, embracing self-care and talking to children or aging parents about mental health.

Our continuing partnership with Thrive Global saw the launch of a new training module targeted specifically to the needs of managers, helping them address their own emotional wellness needs and how they can support their teams' needs.

Child and adult care programs

With a focus on family, we provide support to care for children and adult loved ones. We offer eligible U.S. teammates reimbursement to help with childcare costs through our Child Care Plus® program. And, when regular care arrangements for children or adults are unavailable, we offer U.S. employees 50 days of back-up care during the calendar year. We offer similar programs globally.



50
days of back-up care for children or adults during the calendar year

Employee Assistance Program (EAP) and onsite specialists

Our EAP provides teammates and their household members up to 12 free, in-person confidential counseling sessions per issue, per year and unlimited phone consultations to address issues including relationships, grief or loss, anxiety, caregiving and time management, or simply to talk with someone.

We recently enhanced the availability of convenient, in-person confidential counseling by placing onsite EAP specialists at 34 work locations across the U.S. These counselors offer expertise around our work and life benefits and face-to-face confidential counseling.

Onsite EAP specialists and benefits navigators provide in-person confidential counseling to teammates across 34 work locations.

Life Event Services (LES)

Our LES team connects teammates with resources at important life moments. By tapping internal and external experts for assistance with significant events, LES helps employees get the help they need to address domestic violence, natural disasters, terminal illness, retiring from the company, survivor support and more.

In 2024, we celebrated 10 years for this highly specialized team. Over that time, the team has grown to more than 150 specialists across more than 10 locations and has handled more than 680,000 cases, supporting our teammates in the moments that matter most.



10
years of support from our LES team, which has grown to 150+ specialists across 10+ locations



680K+
cases supported by our LES team since it launched in 2014

Sabbatical program

Launched in 2023, our sabbatical program is one of our newest — and an increasingly popular — benefits. The program provides four to six weeks away from work after 15 or more years of service. More than 21,000 teammates have already enjoyed our industry-leading sabbatical program, and have chosen to do a variety of things with their time: volunteer, connect with family, travel, start a new hobby or simply rest. The program is designed to help teammates return to work refreshed and ready to continue their career with us.



21K+
teammates celebrating 15 or more years of service have taken **4–6 weeks of paid time off as part of our companywide sabbatical program since it launched** in 2023

Financial wellness

We know establishing financial wellness[1] early in life is important, and we focus our support on the development and continuation of good money habits, planning for short-term and long-term expenses and setting aside savings for emergencies. Through retirement savings plans, programs and access to self-guided tools, we help teammates achieve their best financial lives.

---

[1] Specific programs vary by region. U.S. programs shown.

Tuition assistance and college admissions support

We encourage lifelong learning for our employees and their children. Our Tuition Assistance & Academic Support program provides U.S. teammates access to academic specialists who match them with programs and courses that align to their goals. Teammates receive up to $7,500 annually in tuition assistance when returning to school or pursuing eligible job-related courses, degrees or professional certifications. Additionally, teammates can access a network of schools offering discounted tuition and/or waived fees. In 2024, we provided more than 6,500 employees with nearly $21 million through these programs.

We also provide college admissions guidance to our teammates and their children, starting as early as eighth grade, with access to free, one-on-one expert guidance. The Bright Horizons College Coach® program helps teammates plan for and navigate the college admissions and financial aid process.

401(k) and financial counseling

U.S. teammates are automatically enrolled into the company's 401(k) plan as soon as they're eligible. Based on years of service, we make an annual contribution of 2%–3% and offer matching contributions of up to 5% of eligible pay.

Teammates can create an investment strategy from a variety of fixed income, equity and specialty investment funds, choosing to invest pretax and/or after-tax (Roth) dollars. We offer free financial planning tools and resources to help plan for short- and long-term financial goals, including:

- Personalized, confidential support from an independent planner to help get the most out of employee benefits
- Better Money Habits®, a financial educational resource co-developed by our company



Up to
$7.5K
offered in tuition assistance for employees to return to school or pursue eligible job-related courses and certifications annually



Up to
5%
matching 401(k) plan contributions, plus 2%–3% annual company contribution

Rewarding performance

Our compensation philosophy is to pay for performance over the long term, as well as on an annual basis. We strive to pay our employees based on market rates for their roles, experience and how they perform. We regularly benchmark against other companies both within and outside our industry to confirm our pay is competitive.

We continue to be a leader in establishing a minimum rate of U.S. pay. In October 2024, we again increased our minimum hourly pay for U.S. employees — this time to $24 — making additional progress toward increasing our minimum hourly wage to $25 by 2025. With this increase, all full-time U.S. employees now make a minimum annualized salary of nearly $50,000, up by more than $18,000 since 2017.

Based on our 2024 financial performance, we provided teammates with Sharing Success compensation awards. This is the eighth time we have done so since 2017, bringing our total investment in our teammates through this program to nearly $5.8 billion, with approximately 97% of our employees receiving an award. Most Sharing Success awards are in the form of Bank of America common stock that vests over four years, providing the opportunity for teammates across compensation levels to further share in our company's long-term success. These awards are in addition to our standard annual compensation and incentive awards.

We are committed to equal pay for equal work and we maintain robust policies and practices that reinforce our commitment, including reviews conducted by a third-party consultant with oversight from our Board and senior management.

Investing in career growth and development

Attracting, developing and retaining top talent is essential to driving Responsible Growth.



Increase to
$24
U.S. minimum hourly wage for full-time employees in 2024

Nearly
$5.8B
total investment in our teammates through Sharing Success since 2017

Attracting talent

Building a strong pipeline of talent means finding and hiring candidates who are committed to our purpose and have a passion for serving our clients and communities. This spans programs from entry-level hiring through more senior-level recruiting.

Students joined us from more than 400 universities across the country and around the world for entry-level opportunities through our highly competitive campus program. We partner with colleges and universities, including public and private universities, liberal arts colleges, Hispanic-Serving Institutions, historically black colleges and universities, women's colleges, men's colleges, military academies and religious institutions, that bring us a broad range of candidates. In addition, we've developed partnerships with 34 community colleges to collaborate on a career readiness curriculum for jobs in financial services and as a means to connect Bank of America with the best talent.

In 2024, we continued to hire teammates whose broad range of perspective, experience and skills will help enable us to serve our clients at the global, national and local levels.



2024 hiring statistics

18K+
new hires

2K+
full-time
campus hires

900+
military and
veteran hires



3.9K+
Pathways hires from
low- and moderate-
income communities



500+
hires through
nonprofit
partnerships

Supporting career development

One of the ways we invest in our teammates is through The Academy at Bank of America. The Academy offers structured programs, on-demand education, and a wide array of tools and resources to help teammates develop their skills and grow their careers. Our onboarding experience connects teammates to our core values and purpose, providing education that helps them hit the ground running in a new role; and we offer continued professional development as they build a successful career with the company.

In 2024, The Academy launched streamlined digital platforms to improve the onboarding experience for new teammates and their managers. As part of onboarding, The Academy delivers a consistent orientation to teammates across the globe. This helps provide the tools needed for every employee to fully understand how we drive Responsible Growth and provides an introduction to our company and culture. New teammates across the company participate in this orientation, including more than 2,100 interns and 2,000 full-time campus hires who joined our company last year. Teammates new to their roles participate in programs that offer support through cohort-based high-touch experiences and skill-building opportunities.

And when teammates are ready for a new role, we provide accessible, high-quality training on skills applicable in roles across our company, job coaching and access to opportunities to identify and pursue new challenges across the company. This includes on-demand education that provides self-directed sessions to help teammates advance their skills in areas such as client engagement, problem solving, data management and more. In 2024, The Academy launched the Bank of America Skills Library as a resource for teammates to build top skills that are aligned to roles across the company. This is part of our continued focus on career mobility and professional development.

We also drive innovative learning through immersive technology. We offer a comprehensive set of tools leveraging technologies, such as virtual reality, artificial intelligence and practice simulations, within our financial centers, and have expanded this to contact centers across the U.S. We've received consistent teammate feedback that the practice repetitions help them deliver better service to our clients and customers.



Broad engagement in our programs in 2024

87K+
Academy program enrollments



7.6M+
hours of teammate training



21K+
enrollments new to their roles received core training



65K+
enrollments supported with new skills development



740K+
high-tech simulations delivered through immersive technology

Investing in our leaders and managers

Through assessments, professional coaching and a consistent manager curriculum, we continually strive to build managers' skills to better equip them for success and help them progress in their careers, ultimately strengthening our pipeline of leaders and instilling our values throughout the company.

In 2021, we launched a manager development program built around eight expectations of managers at Bank of America. The curriculum was created in response to employee feedback and focuses on what being a successful manager at the company means — from leading a team to drive business outcomes, to being a financial steward, to effectively managing risk and more. It culminates in a capstone experience that helps enable managers to integrate the concepts and build an action plan to apply what they've learned. More than two-thirds of our managers have completed the development curriculum, including participation in their capstone experience.

Managers are also regularly engaged through our Manager Excellence program. Consultants provide virtual or in-person sessions to help managers build their skills and connect everyday decisions to enterprise priorities, and managers can connect to peers for advice and dialogue through an internal online social community.

We also launched a new Emotional Wellness for Managers training module in 2024 that helps managers understand how strengthening their own emotional wellness can help them create an environment where teams can succeed and managers can respond appropriately to stress, leading from a position of strength. This is designed to result in more effective people managers and coaches — one of our eight expectations of managers — and an environment where teammates feel more comfortable discussing well-being.

More than two-thirds of our managers have completed the development curriculum, including participation in their capstone experience.

Building a world-class talent base

Our company serves 69 million clients around the world. We commit to understanding and to addressing their individual financial needs, objectives and preferences. These vary widely, from young professionals and growing families, to small and mid-sized businesses, to multinational firms and multigenerational families, to global institutions. This scope requires that we continuously build a global talent base with deep and broad skills, experiences, perspectives and tenures.

We are high-tech and high-touch, which also underscores the importance of our local presence, delivered through employees in the neighborhoods where they work and live. And we serve our clients as a unified team, investing in skill-based training and optional resources that help foster strong teamwork, partnerships and an inclusive environment for all. This allows employees to pursue opportunities for learning and career growth.

Providing opportunities for those who have served our country

We help serve those who have served our country and are committed to meeting the needs of our teammates, clients and communities with a military background. This includes three of our Management Team Members who bring invaluable perspective and experience as former service members.



10K+
veterans and individuals with a military background hired
since 2020

We continue to focus on being a Great Place to Work for veterans transitioning to civilian life and to our company. We have hired more than 10,000 veterans and individuals with a military background since 2020, including more than 900 in 2024 alone. Our Veteran Onboarding Initiative pairs newly hired veterans with a buddy within the first 90 days and helps ease them into civilian life. And our Military Support & Assistance Group (MSAG) has 43 chapters and more than 22,000 members, providing a community filled with development opportunities for military employees, their families and friends through networking, mentoring, volunteer events and information forums.

We also partner with national nonprofit organizations, including Stop Soldier Suicide, K9s for Warriors, Cohen Veterans Network and more, as well as local veteran service organizations, to address the needs of military veterans and their families. Since 2012, Bank of America has donated more than 6,500 residential properties, with more than 2,700 of them going to nonprofits supporting military service members and their families. We have nearly 100 financial centers near military installations staffed by teammates trained on the life stages and needs of military clients. And our Better Money Habits® program includes information specifically to help military service members and their families make the transition to civilian life, with resources devoted to "Understanding civilian retirement plans," "How to get the most from the GI Bill" and more.

Providing opportunities for our neurodiverse teammates, clients and communities

Our medical accommodations team works to develop practices, programs and adjustments so that all teammates have access to employment opportunities, will be successful in performing their jobs, and are able to actively utilize our resources and benefits. Neurodiverse teammates can also find a community of support and allyship through our Disability Action Network (DAN). With more than 23,000 members and 30 chapters worldwide, DAN connects teammates to opportunities for professional growth and development, holds information forums and provides opportunities for community involvement.

We're proud to support organizations that help neurodiverse individuals find meaningful employment. In partnership with Neurodiversity in the Workplace, we developed education opportunities for managers to understand how to support neurodivergent teammates and advance inclusive workplace practices. More than 1,100 teammates have participated in educational sessions. We also have longstanding partnerships with organizations, such as Disability:IN, National Disability Institute, ArtLifting and Special Olympics, that empower and provide opportunities for individuals who are neurodiverse, as well as those who are living with other disabilities.

And the innovation of our employees drives our efforts forward. In 2024, Cakeable, a nonprofit development program for young adults with intellectual and developmental disabilities, opened its first bakery in one of our office buildings because of the leadership of a Bank of America teammate, the Charlotte Market President Office and the city of Charlotte. Cakeable provides employment and training opportunities in the Cakeable Bakery and Cakeable Café.

United in helping to combat hate

Our company has long stood united in the fight against all hate directed toward any group. We activated our multiyear $20 million commitment to support the Foundation to Combat Antisemitism as it focuses on raising awareness and combating hate through their national Blue Square campaign and their Timeout Against Hate campaign.



$20M
multiyear commitment to support the Foundation to Combat Antisemitism

Employee Networks

We have 11 Employee Networks that support our culture of inclusion by providing teammates opportunities to meet new people, have an impact across multiple lines of business, and grow personally and professionally; they are open to all employees on a voluntary basis.

Our 11 Employee Networks are:

- Asian Leadership Network
- Black Professional Group
- Culture & Heritage Network, including the Jewish Heritage Chapter and Arab Heritage Chapter

- Disability Action Network
- Hispanic/Latino Organization for Leadership & Advancement
- Inter-Generational Employee Network
- LEAD (Leadership, Education, Advocacy and Development) for Women
- Lesbian, Gay, Bisexual, Transgender and Queer (LGBTQ+) Pride
- Military Support & Assistance Group
- Native American Professional Network
- Parents and Caregivers Network

360+
Employee Network chapters
at year-end 2024

320K+
Employee Network memberships worldwide

55%
of our workforce is a member of at least one Employee Network



Measuring employee engagement and turnover

Each year, our Employee Engagement Survey gathers teammate feedback across the company to shape and inform our work.

More than 178,000 teammates shared their thoughts by participating in our 2024 survey. Our Employee Engagement Index Score[1] is well above industry benchmarks and reflects our collective efforts to be a Great Place to Work for our teammates.

After this year's survey results were tallied, leaders and managers across the company engaged more than 25,000 teammates in more than 1,700 listening sessions, during which more than 2,800 Operational Excellence opportunities were discussed.

The results of the survey and these listening sessions, and the process of analyzing results to help drive continuous improvement that follows, are discussed with the Board of Directors at least annually. We believe our low employee turnover reflects the strength of our employee engagement results and how our teammates view Bank of America as an employer of choice.

We offer a variety of resources and programs that support career growth and development for a good reason: We want teammates to have long-term careers with our company. In 2024 alone, more than 12,000 teammates found new roles within the company, and during the past five years on average, 42% of our roles have been filled internally. This is a reflection of our ongoing focus and investment in professional development to drive all teammates to achieve their career goals.



Employee Engagement Index Score[1] .... Turnover

2024 workforce metrics[2]

Global employees	Total employees	Top three management levels	Managers at all levels	Campus
Women	50%	42%	42%	43%
Men	50%	58%	58%	57%
U.S.-based employees				
White	47%	71%	54%	37%
Asian	14%	11%	15%	30%
Black	15%	8%	11%	11%
Hispanic	19%	7%	16%	17%
American Indian/Alaskan Native	0.4%	0.1%	0.3%	0.2%
Native Hawaiian/Other Pacific Islander	0.3%	0.1%	0.3%	-
Two or more races	3%	1%	2%	4%
LGBTQ+	3%	-	-	-
Military veterans	5%	-	-	-
People with disabilities	5%	-	-	-

[1] Survey was not conducted in 2015

[2] Based on employee self-identification

Equal Employment Opportunity (EEO) statistics

2024 EEO (by number of teammates)[1,2]

U.S. Employee Demographics in 2024

Job category	Gender	White	Black/ African American	Hispanic/ Latino	Asian	American Indian/ Alaska Native	Native Hawaiian/ Other Pacific Islander	Two or more races	Total by gender
Executive/Senior level officials and managers	Male	2,320	171	190	438	4	2	47	3,265
	Female	1,498	175	147	234	1	2	35	2,115
	Total	**3,818**	**346**	**337**	**672**	**5**	**4**	**82**	**5,380**
First/Mid-level officials and managers	Male	5,563	849	1,461	1,606	33	36	226	9,985
	Female	6,021	1,509	1,985	1,199	53	27	219	11,114
	Total	**11,584**	**2,358**	**3,446**	**2,805**	**86**	**63**	**445**	**21,099**
Professionals	Male	24,743	3,527	4,271	7,632	119	84	989	42,129
	Female	13,916	4,025	3,079	5,648	99	77	661	27,791
	Total	**38,659**	**7,552**	**7,350**	**13,280**	**218**	**161**	**1,650**	**69,920**
Technicians	Male	430	298	224	456	4	6	48	1,494
	Female	202	171	82	580	2	2	21	1,064
	Total	**632**	**469**	**306**	**1,036**	**6**	**8**	**69**	**2,558**
Sales workers	Male	709	52	79	122	3	2	25	1,035
	Female	375	36	66	92	3	3	18	603
	Total	**1,084**	**88**	**145**	**214**	**6**	**5**	**43**	**1,638**
Administrative support	Male	7,450	3,748	6,442	1,689	89	88	682	20,339
	Female	15,247	10,376	13,877	3,901	240	182	1,290	45,381
	Total	**22,697**	**14,124**	**20,319**	**5,590**	**329**	**270**	**1,972**	**65,720**
Operatives	Male	20	27	15	19	-	1	3	85
	Female	8	14	10	7	-	-	1	40
	Total	**28**	**41**	**25**	**26**	**-**	**1**	**4**	**125**
Service workers	Male	14	3	1	-	-	-	-	18
	Female	7	-	3	-	-	-	-	10
	Total	**21**	**3**	**4**	**-**	**-**	**-**	**-**	**28**
Total	Male	41,249	8,675	12,683	11,962	252	219	2,020	78,350
	Female	37,274	16,306	19,249	11,661	398	293	2,245	88,118
	Total	**78,523**	**24,981**	**31,932**	**23,623**	**650**	**512**	**4,265**	**166,468**

[1] EEO table does not include job categories in which the company does not have employees (craft workers, and laborers & helpers).

[2] Based on employee self-identification

2024 EEO (by percentage of teammates)[1,2]

U.S. Employee Demographics in 2024

Job category	Gender	White	Black/ African American	Hispanic/ Latino	Asian	American Indian/ Alaska Native	Native Hawaiian/ Other Pacific Islander	Two or more races	Total by gender
Executive/Senior level officials and managers	Male	43.1%	3.2%	3.5%	8.1%	0.1%	0.0%	0.9%	60.7%
	Female	27.8%	3.3%	2.7%	4.3%	0.0%	0.0%	0.7%	39.3%
	Total	**71.0%**	**6.4%**	**6.3%**	**12.5%**	**0.1%**	**0.1%**	**1.5%**	
First/Mid-level officials and managers	Male	26.4%	4.0%	6.9%	7.6%	0.2%	0.2%	1.1%	47.3%
	Female	28.5%	7.2%	9.4%	5.7%	0.3%	0.1%	1.0%	52.7%
	Total	**54.9%**	**11.2%**	**16.3%**	**13.3%**	**0.4%**	**0.3%**	**2.1%**	
Professionals	Male	35.4%	5.0%	6.1%	10.9%	0.2%	0.1%	1.4%	60.3%
	Female	19.9%	5.8%	4.4%	8.1%	0.1%	0.1%	0.9%	39.7%
	Total	**55.3%**	**10.8%**	**10.5%**	**19.0%**	**0.3%**	**0.2%**	**2.4%**	
Technicians	Male	16.8%	11.6%	8.8%	17.8%	0.2%	0.2%	1.9%	58.4%
	Female	7.9%	6.7%	3.2%	22.7%	0.1%	0.1%	0.8%	41.6%
	Total	**24.7%**	**18.3%**	**12.0%**	**40.5%**	**0.2%**	**0.3%**	**2.7%**	
Sales workers	Male	43.3%	3.2%	4.8%	7.4%	0.2%	0.1%	1.5%	63.2%
	Female	22.9%	2.2%	4.0%	5.6%	0.2%	0.2%	1.1%	36.8%
	Total	**66.2%**	**5.4%**	**8.9%**	**13.1%**	**0.4%**	**0.3%**	**2.6%**	
Administrative support	Male	11.3%	5.7%	9.8%	2.6%	0.1%	0.1%	1.0%	30.9%
	Female	23.2%	15.8%	21.1%	5.9%	0.4%	0.3%	2.0%	69.1%
	Total	**34.5%**	**21.5%**	**30.9%**	**8.5%**	**0.5%**	**0.4%**	**3.0%**	
Operatives	Male	16.0%	21.6%	12.0%	15.2%	0.0%	0.8%	2.4%	68.0%
	Female	6.4%	11.2%	8.0%	5.6%	0.0%	0.0%	0.8%	32.0%
	Total	**22.4%**	**32.8%**	**20.0%**	**20.8%**	**0.0%**	**0.8%**	**3.2%**	
Service workers	Male	50.0%	10.7%	3.6%	0.0%	0.0%	0.0%	0.0%	64.3%
	Female	25.0%	0.0%	10.7%	0.0%	0.0%	0.0%	0.0%	35.7%
	Total	**75.0%**	**10.7%**	**14.3%**	**0.0%**	**0.0%**	**0.0%**	**0.0%**	
Total	Male	24.8%	5.2%	7.6%	7.2%	0.2%	0.1%	1.2%	47.1%
	Female	22.4%	9.8%	11.6%	7.0%	0.2%	0.2%	1.3%	52.9%
	Total	**47.2%**	**15.0%**	**19.2%**	**14.2%**	**0.4%**	**0.3%**	**2.6%**	

[1] EEO table does not include job categories in which the company does not have employees (craft workers, and laborers & helpers).

[2] Based on employee self-identification

FINANCIAL HIGHLIGHTS

Bank of America Corporation (NYSE: BAC) is headquartered in Charlotte, North Carolina. As of December 31, 2024, we operated across the United States, its territories and more than 35 countries. Through our bank and various nonbank subsidiaries throughout the United States and in international markets, we provide a diversified range of banking and nonbank financial services and products through four business segments comprising eight lines of business: *Consumer Banking* (includes Retail and Preferred Banking), *Global Wealth & Investment Management* (includes Merrill and Private Bank), *Global Banking* (includes Business Banking, Global Commercial Banking and Global Corporate & Investment Banking) and *Global Markets*. Our remaining operations are reported in *All Other.*

Financial Highlights ($ in millions, except per share information)

For the year	2024	2023	2022
Revenue, net of interest expense	$ 101,887	$ 98,581	$ 94,950
Net income	27,132	26,515	27,528
Earnings per common share	3.25	3.10	3.21
Diluted earnings per common share	3.21	3.08	3.19
Dividends paid per common share	1.00	0.92	0.86
Return on average assets	0.83%	0.84%	0.88%
Return on average common equity	9.53%	9.75%	10.75%
Return on average tangible common shareholders' equity[1]	12.92	13.46	15.15
Efficiency ratio	65.57	66.79	64.71
Average diluted common shares issued and outstanding	7,936	8,081	8,167
At year-end	**2024**	**2023**	**2022**
Total loans and leases	$ 1,095,835	$ 1,053,732	$ 1,045,747
Total assets	3,261,519	3,180,151	3,051,375
Total deposits	1,965,467	1,923,827	1,930,341
Total shareholders' equity	295,559	291,646	273,197
Book value per common share	35.79	33.34	30.61
Tangible book value per common share[1]	26.58	24.46	21.83
Market capitalization	334,497	265,840	264,853
Market price per common share	43.95	33.67	33.12
Common shares issued and outstanding	7,611	7,895	7,997
Common equity ratio	8.4	8.3	8.0
Tangible common equity ratio[1]	6.3	6.2	5.9

Total Cumulative Shareholder Return[2]
Five-Year Period Ending December 31, 2024



December 31	2019	2020	2021	2022	2023	**2024**
Bank of America Corporation	$100	$88	$132	$101	$106	**$141**
S&P 500	100	118	152	125	157	197
KBW Bank Sector Index	100	90	124	98	97	133

BAC Five-Year Stock Performance



	2020	2021	2022	2023	**2024**
HIGH	$35.64	$48.37	$49.38	$36.77	**$47.77**
LOW	18.08	29.65	29.77	25.17	**31.73**
CLOSE	30.31	44.49	33.12	33.67	**43.95**

Book Value Per Share/Tangible Book Value Per Share[1]



[1] Represents a non-GAAP financial measure. For more information on these measures and ratios, and a corresponding reconciliation to GAAP financial measures, see Supplemental Financial Data on page 73 and Non-GAAP Reconciliations on page 128 of the 2024 Financial Review section.

[2] This graph compares the yearly change in the Corporation's total cumulative shareholder return on its common stock with (i) the Standard & Poor's 500 Index and (ii) the KBW Bank Index from December 31, 2019, through December 31, 2024. The graph assumes an initial investment of $100 at the end of 2019 and the reinvestment of all dividends during the years indicated.

ACCOLADES

We continue to be recognized by organizations and media around the world for driving Responsible Growth for our clients, teammates and communities.[1]

One of the
World's Most Admired Companies (2025)
- - - - - - - - - -
by Fortune

One of the
100 Best Companies to Work For
- - - - - - - - - -
by Fortune for the sixth consecutive year

One of the
World's Best Employers
- - - - - - - - - -
by Forbes

One of the
World's Best Companies
- - - - - - - - - -
by TIME

Best Consumer Digital Bank in the U.S.
- - - - - - - - - -
by Global Finance magazine

One of the
50 Top Large Companies in the U.S.
- - - - - - - - - -
by LinkedIn

No. 1 in estimated U.S. Consumer Deposits
- - - - - - - - - -
based on June 2024 FDIC deposit data

No. 1 Small Business lender
- - - - - - - - - -
based on September 2024 FDIC data

Top 2 Global Research Leader
- - - - - - - - - -
by Extel

No. 1 in Managed Personal Trust Assets
- - - - - - - - - -
based on September 2024 FFIEC call reports

No. 1 in Commercial and Industrial Loans
- - - - - - - - - -
based on December 2024 FR Y-9C reports

Top 3 in Global Investment Banking Fees
- - - - - - - - - -
based on December 2024 Dealogic data

[1] Accolades are based on 2024 awards or data, unless otherwise noted.



STAKEHOLDER CAPITALISM METRICS

This index includes our disclosures using the Stakeholder Capitalism Metrics developed by the International Business Council (IBC) of the World Economic Forum (WEF) and the Sustainability Accounting Standards Board (SASB, subsumed into the International Sustainability Standards Board - ISSB). In the interest of eliminating duplicate reporting and streamlining metrics, we reference our Sustainability at Bank of America document as applicable. Separately we respond as a signatory to the United Nations Global Compact (UNGC). We believe this disclosure helps to demonstrate how our focus on Responsible Growth assists in driving progress towards inclusive capitalism and the U.N.'s Sustainable Development Goals. In this index, we either reference existing disclosures or respond directly. We evaluate and select the metrics we believe are most relevant to our business model and will continue to review. All reported data is for year-end December 31, 2024, unless otherwise noted. See page 66 for Cautionary Information and Forward-Looking Statements regarding Stakeholder Capitalism metrics.

INDICATES CORE IBC METRIC

Principles of Governance

THEME	WEF/SASB METRIC	RESPONSE/FRAMEWORK ALIGNMENT
Governing purpose	**Setting Purpose:** The company's stated purpose, as the expression of the means by which a business proposes solutions to economic, environmental, and social issues. Corporate purpose should create value for all stakeholders, including shareholders.	How we operate to drive Responsible Growth as discussed in this 2024 Annual Report and our 2025 Proxy Statement articulates how our purpose and Corporate Social Responsibility and Environmental leadership helps create stakeholder value. **IBC**
	Purpose-led management: How the company's stated purpose is embedded in company strategies, policies, and goals.	
	Description of proxy voting and investee engagement policies and procedures	Merrill Lynch and Merrill Private Wealth Management clients enrolled in our investment advisory programs directly determine how to vote their proxies. Through our investment advisory agreement, clients may delegate proxy voting authority directly to Institutional Shareholder Services (ISS) or elect to vote proxies themselves. As part of delegating to ISS, clients may, at their discretion, choose among the ISS Benchmark, ISS Socially Responsible Investing, and ISS Catholic proxy voting guidelines. Managed Account Advisors (MAA) and Merrill Lynch, Pierce, Fenner & Smith (MLPF&S) perform due diligence on ISS to determine that it has the capacity and competency to adequately analyze proxy issues and can make such voting recommendations in an impartial manner and in the best interests of clients. For matters over which ISS has a conflict or is otherwise unable to vote (called Specified Investments), the proxy committee of MAA or MLPF&S, as applicable, will have the authority to vote proxies in accordance with its proxy voting policies and procedures. MAA or MLPF&S does not assume proxy voting authority for securities except with respect to Specified Investments. For proxies neither covered by ISS nor included as Specified Investments, the client will retain the right to vote those proxies. Bank of America N.A. ("BANA") Private Bank clients generally delegate authority to BANA's Private Bank to vote proxies on their behalf. Where BANA has investment discretion in its fiduciary accounts, it has delegated to an independent third party ("Proxy Advisory Firm") the responsibility to review proxies and to make voting recommendations in accordance with BANA's Proxy Voting Policy and the BANA Fiduciary Proxy Guidelines. BANA Private Bank clients may also choose not to delegate their proxy voting and vote themselves if they choose to do so. **SASB: FN-AC-410a.3**
Quality of governing body	**Governing Body Composition:** Composition of the highest governance body and its committees by: competencies relating to economic, environmental, and social topics; executive or non-executive; independence; tenure on the governance body; number of each individual's other significant positions and commitments, and the nature of the commitments; gender; membership of under-represented social groups; stakeholder representation.	Refer to the section entitled "Proposal 1: Electing directors" in our 2025 Proxy Statement on the Bank of America Investor Relations website (investor.bankofamerica.com). **IBC** **SASB: FN-AC-330a.1** **SASB: FN-IB-330a.1**
	Progress against strategic milestones: Disclosure of the material strategic economic, environmental, and social milestones expected to be achieved in the following year, such milestones achieved from the previous year, and how those milestones are expected to or have contributed to long-term value.	Refer to our 2024 Sustainability at Bank of America document (www.bankofamerica.com/TCFD) for our Greenhouse Gas (GHG) emissions and other environmental performance data and targets; and this Annual Report to Shareholders for details on our $1.5 trillion Sustainable Finance goal. Since 2020, we've exceeded our aspirational goal of committing $1.25 billion to advance economic opportunity, focusing on jobs, affordable housing, small business success and health. As of year-end 2024, we've also reached 89% of our $15 billion Community Homeownership Commitment. Since 2019, we've helped more than 50,000 individuals and families with more than $13.3 billion in affordable home lending and provided nearly $530 million in down payment and closing cost grants. Since 2013 we have issued $14.9 billion equivalent across green, social and sustainability bonds which focus on areas such as clean energy, energy efficiency, affordable housing and economic opportunity. More information on our bond activity can be found at investor.bankofamerica.com. And, in 2024 we provided more than $31 billion in sustainability-themed bond underwriting, globally.

THEME	WEF/SASB METRIC	RESPONSE/FRAMEWORK ALIGNMENT
Quality of governing body (continued)	**Remuneration:** 1. How performance criteria in the remuneration policies relate to the highest governance body's and senior executives' objectives for economic, environmental and social topics, as connected to the company's stated purpose, strategy, and long-term value. 2. Remuneration policies for the highest governance body and senior executives for the following types of remuneration: Fixed pay and variable pay, including performance-based pay, equity-based pay, bonuses, and deferred or vested shares, Sign-on bonuses or recruitment incentive payments, termination payments, clawback and retirement benefits.	Refer to the "Being a great place to work" and "Compensation discussion and analysis" sections in our 2025 Proxy Statement available on the Bank of America Investor Relations website (investor.bankofamerica.com). **IBC**
Ethical behavior	**Anti-corruption:** 1. Total percentage of governance body members, employees and business partners who have received training on the organization's anti-corruption policies and procedures, broken down by region. 2. (a) Total number and nature of incidents of corruption confirmed during the current year but related to previous years and (b) Total number and nature of incidents of corruption confirmed during the current year, related to this year. 3. Discussion of initiatives and stakeholder engagement to improve the broader operating environment and culture, in order to combat corruption.	1. 100% of Bank of America employees are required to take training on anti-bribery and anti-corruption policies as part of Bank of America's Code of Conduct training. 2. There have been no suspected incidents of corruption confirmed this year. 3. Employees and suppliers are engaged through training courses that cover gifts and entertainment, political contributions, hiring practices and third party considerations. Bank of America takes a zero-tolerance approach to bribery and corruption and seeks to comply with all relevant and applicable Anti-Bribery Anti-Corruption (ABAC) laws, rules and regulations. Understanding the ABAC policies is critical to avoid violations of law or policy, or even the perception of improper behavior. Refer to our Code of Conduct and Supplier Code of Conduct on the Bank of America Investor Relations website (investor.bankofamerica.com). **IBC**
	Protected ethics advice and reporting mechanisms: A description of internal and external mechanisms for: 1. Seeking advice about ethical and lawful behaviour and organizational integrity 2. Reporting concerns about unethical or lawful behaviour and organizational integrity **SASB:** Description of approach to ensuring professional integrity, including duty of care	Refer to page 4 of our Code of Conduct on the Bank of America Investor Relations website (investor.bankofamerica.com). Our Code of Conduct guides employees to behave with the highest level of integrity honoring Bank of America's commitments to honest and ethical behavior and complying with applicable laws, rules, regulations and policies. Employees are each required annually to review, acknowledge and understand our Code of Conduct. Refer to our Code of Conduct for further details on our professional integrity approach and policy. Additionally, refer to the Our Company section of the Bank of America website, in particular the Responsible Growth and Our Business Practices sections. **IBC** **SASB: FN-AC-270a.1; FN-AC-510a.2; FN-CB-510a.2; FN-CF-270a.1; FN-IB-510a.2; FN-IB-510b.4; FN-MF-270a.1**
	Monetary losses from unethical behaviour: Total amount of monetary losses as a result of legal proceedings associated with: fraud, insider trading, anti-trust, anti-competitive behaviour, market manipulation, malpractice, or violations of other related industry laws or regulations.	For disclosure of certain legal proceedings, see Note 12, Commitments and Contingencies on page 178 of the 2024 Financial Review section. **IBC**
	Alignment of strategy and policies to lobbying: The significant issues that are the focus of the company's participation in public policy development and lobbying; the company's strategy relevant to these areas of focus; and any differences between its lobbying positions, purpose, and any stated policies, goals, or other public positions.	Refer to our Political Activities disclosure available on the Bank of America Investor Relations website (investor.bankofamerica.com). Additional information about Bank of America's public policy activities and related entities are listed in our 2024 Sustainability at Bank of America document (www.bankofamerica.com/tcfd). **IBC**
	Description of whistleblower policies and procedures	Refer to our Code of Conduct on our Bank of America Investor Relations website (investor.bankofamerica.com) for policies and procedures related to reporting ethical misconduct. **SASB: FN-CB-510A.2, FN-IB-510A.2, FN-AC-510A.2**
Customer treatment	**Transparent Information & Fair Advice for Customers:** Description of approach to informing customers about products and services	Refer to the What we Offer page within the Our company section of our website for the Corporation's approach to serving its clients. Further, refer to the Responsible Growth section of our website for information about how Bank of America is a simpler, more efficient company that combines two crucial areas: growing the economy while creating tangible value for our business, our clients and the communities we serve. **SASB: FN-AC-270a.3**

THEME	WEF/SASB METRIC	RESPONSE/FRAMEWORK ALIGNMENT
Risk and opportunity oversight	**Integrating risk and opportunity into business process:** Company risk factor and opportunity disclosures that clearly identify the principal material risks and opportunities facing the company specifically (as opposed to generic sector risks), the company appetite in respect of these risks, how these risks and opportunities have moved over time and the response to those changes. These opportunities and risks should integrate material economic, environmental, and social issues, including climate change and data stewardship.	Refer to the 2024 Sustainability at Bank of America document (www.bankofamerica.com/tcfd). **IBC** **SASB: FN-CB-230a.1; FN-CB-230a.2; FN-CB-550a.1; FN-CB-550a.2; FN-CF-230a.1; FN-CF-230a.3; FN-IB-550a.1; FN-IB-550a.2; FN-MF-450a.1; FN-MF-450a.2; FN-MF-450a.3**
	Economic, environmental, and social topics in capital allocation framework: How the highest governance body considers economic, environmental, and social issues when overseeing major capital allocation decisions, such as expenditures, acquisitions and divestures.	As explained in our 2024 Sustainability at Bank of America document (www.bankofamerica.com/tcfd), our company's Board of Directors (the Board) oversees the development and execution of our strategy. The Board engages with management on: product and service offerings; economic opportunity; human capital management and efforts to be a Great Place to Work; sustainable finance; and climate topics. **IBC**
Data security	Description of approach to identifying and addressing data security risks	Refer to our Information Security and Privacy Policies available on bankofamerica.com/security and bankofamerica.com/privacy, in addition to the Compliance and Operational Risk Management section on page 123 of the 2024 Financial Review for detail on our approach to data security risks. **SASB: FN-CB-230a.2; FN-CF-230a.3**
Systemic risk management	Global Systemically Important Bank (G-SIB) score, by category	Our G-SIB score is 3.0% as of 4Q 2024 based on the higher of Method 1 (1.5%) and Method 2 (3.0%). Refer to page 92 of the 2024 Financial Review for further detail. Additionally, refer to our Banking Organization Systematic Risk Report FR Y-15 filing for further information that factors into our calculation. **SASB: FN-CB-550a.1; FN-IB-550a.1**
	Description of approach to incorporation of results of mandatory and voluntary stress tests into capital adequacy planning, long-term corporate strategy, and other business activities	We conduct a wide range of various scenario analyses and stress tests throughout the year, including the Comprehensive Capital Analysis and Review stress tests, as well as resolution and recovery planning. For more information, see the Corporation-wide Stress Testing section on page 90 and the Capital Management section on page 91 of the 2024 Financial Review. **SASB: FN-CB-550a.2; FN-IB-550a.2**
Stakeholder engagement	**Material issues impacting stakeholders:** A list of the topics that are material to key stakeholders and the company, how the topics were identified, and how the stakeholders were engaged.	Stakeholders are engaged in part through our National Community Advisory Council, a forum of senior leaders from civil rights, consumer advocacy, community development, environmental and research organizations who provide external perspectives, guidance and feedback on our business policies and practices. **IBC**
Incorporation of environmental, social and governance factors in credit analysis	(1) Number and (2) total value of investments and loans incorporating integration of environmental, social, and governance (ESG) factors, by industry	Refer to our 2024 Sustainability at Bank of America document (www.bankofamerica.com/tcfd) for more information on our investment in the environmental transition and social inclusive development. **SASB: FN-IB-410a.2**
	Description of approach to incorporation of environmental, social, and governance (ESG) factors in credit analysis, in investment banking and brokerage activities and in wealth management processes and strategies	Refer to the Bank of America Corporation Environmental and Social Risk Policy Framework at www.bankofamerica.com/ESRPF for information on our approach to incorporating these factors into our risk management activities. **SASB: FN-CB-410a.2; FN-IB-410a.3; FN-AC-410a.2**
	Amount of assets under management, by asset class, that employ (1) integration of environmental, social, and governance (ESG) issues, (2) sustainability themed investing, and (3) screening	As of December 31, 2024, Bank of America had approximately $58.3 billion of client balances in Sustainable & Impact Investments. **SASB: FN-AC-410a.1**
Customer privacy	Number of account holders whose information is used for secondary purposes	Bank of America is committed to collecting, using and sharing personal information responsibly. Refer to www.bankofamerica.com/privacy for information on how we process personal information and choices customers have to control the use and sharing of their personal information. **SASB: FN-CF-220a.1**

THEME	WEF/SASB METRIC	RESPONSE/FRAMEWORK ALIGNMENT
Climate change	**Greenhouse Gas (GHG) emissions:** For all relevant greenhouse gases (e.g. carbon dioxide, methane, nitrous oxide, F-gases etc.), report in metric tonnes of carbon dioxide equivalent (tCO2e) GHG Protocol Scope 1 and Scope 2 emissions. Estimate and report material upstream and downstream (GHG Protocol Scope 3) emissions where appropriate.	Bank of America's 2023 GHG emissions (tCO2e) and methodology explanation are disclosed in our 2024 Sustainability at Bank of America document (www.bankofamerica.com/tcfd). **IBC**
	TCFD implementation: Fully implement the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD). If necessary, disclose a timeline of at most three years for full implementation. Disclose whether you have set, or have committed to set GHG emissions targets that are in line with the goals of the Paris Agreement – to limit global warming to well-below 2°C above pre-industrial levels and pursue efforts to limit warming to 1.5°C – and to achieve net-zero emissions before 2050. **Financed emissions:** Absolute gross financed emissions disaggregated by Scope 1, Scope 2 and Scope 3; Total amount of assets under management (AUM) included in the financed emissions disclosure; Gross exposure for each industry by asset class; Percentage of gross exposure included in the financed emissions calculation; Description of the methodology used to calculate financed emissions.	In September 2024, the Company released its Sustainability at Bank of America document (www.bankofamerica.com/tcfd), which is aligned to the International Sustainability Standards Board framework. The ISSB framework incorporates the recommendations of the Task Force on Climate-Related Financial Disclosures, which has disbanded and under which Bank of America reported in 2020, 2022 and 2023. This document provides financed emissions baseline data and methodology for applicable industry sectors (Metrics & Targets section). **IBC** **SASB: FN-AC-410b.1; FN-CB-410b.1; FN-AC-410b.2, FN-CB-410b.2; FN-AC-410b.3, FN-CB-410b.3; FN-AC-410b.4; FN-CB-410b.4**
	Paris-aligned GHG emissions targets: Define and report progress against time-bound science-based GHG emissions targets that are in line with the goals of the Paris Agreement – to limit global warming to well-below 2°C above pre-industrial levels and pursue efforts to limit warming to 1.5°C. This should include defining a date before 2050 by which you will achieve net-zero greenhouse gas emissions and interim reduction targets based on the methodologies provided by the Science Based Targets initiative if applicable.	Bank of America has a goal to achieve net zero emissions across its financing activity, operations and supply chain before 2050. We published our baseline and latest available emissions data for certain industry sectors in our 2024 Sustainability at Bank of America document (www.bankofamerica.com/tcfd). **IBC**
	Impact of greenhouse gas emissions:* Report wherever material along the value chain (GHG protocol scopes 1,2&3), the valued societal impact of greenhouse gas emissions. Disclose the estimate of the social/societal cost of carbon used and the source or basis for this estimate.	Refer to our 2024 Sustainability at Bank of America document (www.bankofamerica.com/tcfd). **IBC**
Fresh water availability	**Water consumption and withdrawal in water-stressed areas:** Report for operations where material, mega litres of water withdrawn, mega litres of water consumed and the percentage of each in regions with high or extremely high baseline water stress according to WRI Aqueduct water risk atlas tool. Estimate and report the same information for the full value chain (upstream and downstream) where appropriate.	Refer to our 2024 Sustainability at Bank of America document (www.bankofamerica.com/tcfd). **IBC**
Nature loss	**Land use and ecological sensitivity:** Report the number and area (in hectares) of sites owned, leased or managed in or adjacent to protected areas and/or key biodiversity areas (KBA).	Refer to our 2024 Sustainability at Bank of America document (www.bankofamerica.com/tcfd). **IBC**
Air pollution	**Air pollution:** Report wherever material along the value chain: Nitrogen oxides (NOx), sulphur oxides (SOx), particulate matter and other significant air emissions. Wherever possible, estimate the proportion of specified emissions that occur in or adjacent to urban/densely populated areas.	Refer to our 2024 Sustainability at Bank of America document (www.bankofamerica.com/tcfd). **IBC**
	Impact of air pollution: Report wherever material along the value chain, the valued impact of air pollution, including nitrogen oxides (NOx), sulfur oxides (SOx), particulate matter and other significant air emissions.	Refer to our 2024 Sustainability at Bank of America document (www.bankofamerica.com/tcfd). **IBC**

*2024 Environmental Data is planned to be published in the second half of 2025.

THEME	WEF/SASB METRIC	RESPONSE/FRAMEWORK ALIGNMENT
Environmental risk to mortgaged properties*	(1) Number and (2) value of mortgage loans in 100-year flood zones.	As of December 31, 2024, the Corporation had 39,400 loans with a book value of $16.6 billion in 100-year flood zones according to the FEMA definition. **SASB: FN-MF-450a.1**
	(1) Total expected loss and (2) Loss Given Default (LGD) attributable to mortgage loan default and delinquency due to weather related natural catastrophes, by geographic region.	The Corporation has monitored natural disasters in the last few years and given our robust insurance requirements, client selection process and portfolio asset quality (borrower's equity), we have experienced no significant losses. However, there is no assurance that this may not change based on the severity and location of weather-related natural catastrophes. Refer to the Climate Risk Management subsection on page 125 of the 2024 Financial Review for further details. See our 2024 Sustainability at Bank of America document (www.bankofamerica.com/tcfd) for details on scenario analysis and stress testing. **SASB: FN-MF-450a.2**
	Description of how climate change and other environmental risks are incorporated into mortgage origination and underwriting.	Recognizing that certain sectors are more sensitive to climate-related and environmental risks, we undertake enhanced due diligence to analyze lending activities in these sectors to evaluate the associated credit risks. Evaluation of environmental matters may include land and water use impacts, a remediation/reclamation track record (if applicable), climate risk reporting, community and stakeholder engagement and overall transparency. For acute physical risk, which are event-driven extreme weather events such as wildfires, cyclones, hurricanes, or floods, the Corporation follows Federal flood insurance regulations and the industry's mortgage hazard insurance (including fire/wind coverage) during underwriting. Flood insurance requirements are based on flood zones determined by FEMA. Insurance coverage amounts require replacement value of property with policy parameters following industry standards for minimum/maximum. **SASB: FN-MF-450a.3**

Prosperity

THEME	WEF/SASB METRIC	RESPONSE/FRAMEWORK ALIGNMENT
Employment and wealth generation	**Absolute number and rate of employment:** 1. Total number and rate of new employee hires during the reporting period, by age group, gender, other indicators of diversity and region. 2. Total number and rate of employee turnover during the reporting period, by age group, gender, other indicators of diversity and region.	See below for details. **IBC** **SASB.FN-IB-550b.1; SASB.FN-IB-550b.2; SASB.FN-IB-550b.3**

	External Hiring	Turnover
Women	51%	7%
Men	49%	8%
White	35%	8%
Black / African American	21%	8%
Hispanic / Latino	27%	9%
Asian	13%	6%
American Indian / Alaska Native	0.5%	8%
Native Hawaiian / Other Pacific Islander	0.2%	7%
Two or more	4%	11%
United States	81%	8%
Asia Pacific	15%	6%
Europe, Middle East & Africa	4%	6%
Latin America	0.4%	6%
Canada	0.2%	7%

THEME	WEF/SASB METRIC	RESPONSE/FRAMEWORK ALIGNMENT

	Economic Contribution:
	1. Direct economic value generated and distributed (EVG&D) — on an accrual basis, covering the basic components for the organization's global operations, ideally split out by:
	    a. Revenue
	    b. Operating Costs
	    c. Employee wages and benefits
	    d. Payments to providers of capital
	    e. Payments to government
	    f. Community Investment
	2. Financial assistance received from the government — Total monetary value of financial assistance received by the organization from any government during the reporting period.
		1a.–d. Refer to the Notes to Consolidated Financial Statements beginning on page 137 of the 2024 Financial Review section.
		1e. Refer to Total Tax Paid metric below.
		1f. 2024 Total philanthropic giving was more than $290 million.
		2. No financial assistance received from the government; the Corporation does not consider income tax credits to be applicable. See the Corporation's response for the Total Tax Paid metric below for more information.
		IBC

THEME	WEF/SASB METRIC	RESPONSE/FRAMEWORK ALIGNMENT
Wealth creation and employment	**Financial investment contribution disclosure:** 1. Total capital expenditures (CapEx) minus depreciation supported by narrative to describe the company's investment strategy. 2. Share buybacks plus dividend payments supported by narrative to describe the company's strategy for returns of capital to shareholders.	1. Bank of America's current investment strategy heavily prioritizes its technology and real estate infrastructure. The Corporation invests annually to improve operational efficiencies for the Corporation and innovate for our customers. As part of driving operational efficiencies, we continue to invest in projects to achieve Leadership in Energy and Environmental Design (LEED) and other certifications in our real estate footprint, deploy renewable energy projects, and transition to an electric vehicle fleet. 2. For more information outlining our return of capital to shareholders, see Note 13, Shareholders' Equity on page 183 of the 2024 Financial Review section. **IBC**
Community and social vitality	**Total tax paid:** The total global tax borne by the company, including corporate income taxes, property taxes, non-creditable VAT and other sales taxes, employer-paid payroll taxes and other taxes that constitute costs to the company, by category of taxes.	The table set forth below reflects the approximate amount of each category of tax paid by the Corporation globally. U.S. income tax law provides investors in affordable housing projects, renewable energy projects and other activities that further societal goals with credits that can reduce income taxes otherwise owed. The amount shown in the table for Corporate Income Taxes paid would have been approximately $3 billion higher were it not for these credits, reflecting our support of these projects and activities. **IBC**

Global Tax Paid in 2024 ($ in billions)	
Corporate Income Taxes	3.8
Property Taxes	0.1
Non-creditable VAT and Other Sales Taxes	0.5
Employer-paid Payroll Taxes	2.0
Other Taxes	0.9
Total	**7.3**

THEME	WEF/SASB METRIC	RESPONSE/FRAMEWORK ALIGNMENT
Innovation in better products and services	**Total R&D expenses ($):** Total costs related to research and development. Innovation is key to prosperity and total costs relating to R&D can be regarded as a basic indication of a company's efforts to innovate new products and services and be fit for the future. This can also provide insights into the capacity of the company to create new offerings, generate social or environmental benefits and more detailed specific disclosure could demonstrate progress against the SDGs.	Given the nature of the corporation's work and our mission to deliver Responsible Growth to our stakeholders, Bank of America heavily invests in software development through R&D. We do this in the spirit of innovation, operational excellence, product improvement, security, and regulatory compliance. While R&D expenses are indicative of a company's investment in innovation and producing better products and services for their clients, it is not the only way to measure a company's efforts to be fit for the future. We continue to mobilize financing toward our $1.5 trillion Sustainable Finance goal to advance the environmental transition and social development. Refer to this Annual Report and www.bankofamerica.com/tcfd for more information. **IBC**
Financial inclusion	(1) Number and (2) amount of loans outstanding that qualify for programmes designed to promote small business and community development (1) Number and (2) amount of past due and nonaccrual loans or loans subject to forbearance that qualify for programmes designed to promote small business and community development	We extended nearly $7.4 billion in low- and moderate-income (LMI) loans to small businesses in 2024. Refer to this Annual Report to Shareholders and the GRI Index of our 2024 Sustainability at Bank of America document for more information on small business and community support (www.bankofamerica.com/tcfd). **SASB: FN-CB-240a.1; FN-CB-240a.2**
	Number of no-cost retail checking accounts provided to previously unbanked or underbanked customers	As of year-end 2024, we had more than 7.4 million Bank of America Advantage SafeBalance Banking® accounts. SafeBalance® offers simple banking with an easy-to-use experience and access to our award-winning digital banking capabilities to help customers manage their financial lives. SafeBalance® helps prevent overspending and is a great start for students and young adults—no monthly maintenance fee if under age 25 or maintain a minimum daily balance of $500 in the account. SafeBalance® is certified as meeting Bank On National Account Standards for safe and affordable bank accounts. **SASB: FN-CB-240a.3**
	Number of participants in financial literacy initiatives for unbanked, underbanked, or underserved customers	We provide financial education to everyone, customer or not, through the Better Money Habits® financial education platform. Better Money Habits is a resource that helps individuals and families build know-how on topics ranging from budgeting and saving to home ownership and retirement—designed for the way people want to learn today. In 2024, this platform was accessed approximately 5.8 million times and visits to our Spanish site Mejores Hábitos Financieros were up 36% year-over-year. Additionally, consumers clicked to make an appointment with a financial center specialist more than 24,000 times. **SASB: FN-CB-240a.4**

People

THEME	WEF/SASB METRIC	RESPONSE/FRAMEWORK ALIGNMENT
Dignity and equality	**Diversity and inclusion (%):** Percentage of employees per employee category, per age group, gender and other indicators of diversity (e.g. ethnicity). Percentage of gender and racial/ethnic group representation for (1) executive management, (2) non-executive management, (3) professionals, and (4) all other employees	Refer to the Human Capital Management section of this Annual Report. **IBC** **SASB: FN-IB-330A.1, FN-AC-330A.1**
	Pay equality: Ratio of the basic salary and remuneration for each employee category by significant locations of operation for priority areas of equality: women to men; minor to major ethnic groups; and other relevant equality areas. **SASB:** Percentage of total remuneration that is variable for Material Risk Takers (MRTs); Percentage of variable remuneration of Material Risk Takers (MRTs) to which malus or clawback provisions were applied; Discussion of policies around supervision, control, and validation of traders' pricing of Level 3 assets and liabilities	Refer to the Being a great place to work Section in our 2025 Proxy Statement available on the Bank of America Investor Relations website (investor.bankofamerica.com). We conduct rigorous analysis with outside experts to examine individual employee pay before year-end compensation decisions are finalized adjusting compensation where appropriate. The results of our equal pay for equal work review are disclosed in the Proxy Statement. SASB answers: Variable incentive remuneration awards (both annual and deferred) are subject to distinct features that can result in the awards being cancelled or prior payments being clawed back in the event of certain detrimental conduct or financial losses. We believe these features encourage appropriate behavior and manage risk in our compensation program. For individual Material Risk Takers in the Investment Bank & Brokerage sector, 100% of deferred variable compensation is subject to clawback. For compensation related to 2024, approximately 79% of total remuneration was variable, of which 71% was deferred and therefore subject to clawback. Refer to the Complex Accounting Estimates section on page 125 and Notes 1 and 20 of the 2024 Financial Review on pages 127 and 194. **IBC** **SASB: FN-IB-550b.1; FN-IB-550b.2; FN-IB-550b.3**
	Wage level (%): 1. Ratios of standard entry-level wage by gender compared to local minimum wage 2. Ratio of CEO's total annual compensation to median total annual compensation of all employees (excluding the CEO)	1. We continue to be a leader in establishing a minimum rate of U.S. pay and have made consistent progress toward increasing our minimum hourly wage for U.S. employees to $25 by 2025. We compare our average U.S. hourly pay and benefits to living wage standards utilizing Massachusetts Institute of Technology's Living Wage Calculator. The Living Wage calculator is a market based approach that measures the basic needs of a family including items such as food, childcare, health insurance and housing costs. We are above the living wage for a family in all of our U.S. markets when we consider our average hourly pay plus benefits in alignment with the living wage definition. 2. Refer to the section entitled "CEO pay ratio" in our 2025 Proxy Statement on the Bank of America Investor Relations website (investor.bankofamerica.com). **IBC**
	Risk for incidents of child, forced or compulsory labor: An explanation of the operations and suppliers considered to have significant risk for incidents of child labor, forced or compulsory labor. Such risks could emerge in relation to type of operation (such as manufacturing plant) and type of supplier; or countries or geographic areas with operations and suppliers considered at risk.	Refer to our Modern Slavery Act Statement, available at www.bankofamerica.com/ModernSlaveryAct, which is updated annually. **IBC**
	Freedom of Association and Collective Bargaining at Risk (%): 1. Percentage of active workforce covered under collective bargaining agreements 2. An explanation of the assessment performed on suppliers for which the right to freedom of association and collective bargaining is at risk including measures taken by the organization to address these risks.	1. No U.S.-based employees are subject to collective bargaining agreements. 2. We do not currently conduct this assessment. **IBC**

THEME	WEF/SASB METRIC	RESPONSE/FRAMEWORK ALIGNMENT
Human rights	**Human rights review, grievance impact & modern slavery:** 1. Total number and percentage of operations that have been subject to human rights reviews or human rights impact assessments, by country. 2. Number and type of grievances reported with associated impacts related to a salient human rights issue in the reporting period and an explanation on type of impacts. 3. Number and percentage of operations and suppliers considered to have significant risk for incidents of child labor, forced or compulsory labor. Such risks could emerge in relation to: a) type of operation (such as manufacturing plant) and type of supplier; and b) countries or geographic areas with operations and suppliers considered at risk.	3. 276, or 7% of our suppliers are in industries which are considered to have risk for incidents of child labor, forced or compulsory labor. For more information on how we address suppliers in these industries, refer to our Modern Slavery Act Statement available at www.bankofamerica.com/ModernSlaveryAct. Our Human Rights statement and Supplier Code of Conduct also outline our position on human rights. **IBC**
Health and well being	**Health and Safety (%):** 1. The number and rate of fatalities as a result of work-related injury; high-consequence work-related injuries (excluding fatalities); recordable work-related injuries, main types of work-related injury; and the number of hours worked. 2. An explanation of how the organization facilitates workers' access to non-occupational medical and healthcare services and the scope of access provided for employees and workers.	1. This metric is not significant for the banking industry. 2. Our Global Corporate Security and Executive Protection team supports workplace safety, health and security in a variety of ways including bank-managed security and threat mitigation programs, review and investigation of reported workplace injuries and illnesses, close partnerships with law enforcement agencies, and robust employee safety and health programs and training campaigns — all designed to comply with the national, regional and local regulations and the duty of care obligations that are in place to provide a safe, healthy and secure work environment. Refer to the Human Capital section of this Annual Report to shareholders for more on employee health and wellness benefits. **IBC**
Skills for the future	**Training provided (#, $):** 1. Average hours of training per person that the organization's employees have undertaken during the reporting period, by gender and employee category (total number of trainings provided to employees divided by the number of employees). 2. Average training and development expenditure per full time employee.	1. See below 2. Cost of training = $1,944 per person, per year

Average Training Hours

Per person	36
Women	37
Men	34
White	30
Black / African American	45
Hispanic / Latino	51
Asian	32
American Indian / Alaska Native	44
Native Hawaiian / Other Pacific Islander	39
Two or more races	46

THEME	WEF/SASB METRIC	RESPONSE/FRAMEWORK ALIGNMENT
	Number of unfilled "Skilled" positions (#, %): 1. Number of Unfilled "Skilled" positions (#). 2. Percentage of Unfilled "Skilled" positions for which the company will hire unskilled candidates and train them (%).	As part of our commitment to being a Great Place to Work, Bank of America partners with nonprofit organizations to recruit talent and drive economic mobility. At Bank of America, hiring teammates with a range of education and experience, including those who do not have a four-year degree, is one way we continue to provide opportunity and strengthen our company. And, we provide educational trainings and resources to help prepare teammates with the skills and knowledge for working in financial services. The Academy, our award-winning onboarding, education and professional development organization, is dedicated to the career success of all employees, offering programs that help teammates hit the ground running in a new role and upskilling to help them take their career to the next level. **IBC**

SASB Activity Metrics/Other

Reference	Response	
FN-CB-000.B, FN-IB-000.A, FN-MF-000.A	Refer to Note 5, Outstanding Loans and Leases and Allowance for Credit Losses, on page 157 of the 2024 Financial Review.	
FN-IB-000.C, FN-AC-000.A FN-AC-000.B	Refer to the Global Markets disclosure on pages 85–86 and additional information on page 82 for this market making transaction data (fixed income, equity, currency, derivatives, and commodity products).	
FN-CB-000.A FN-CB-000.B	For more on consumer and small business deposits, refer to the Business Segment Operations section of the 2024 Financial Review. Our Consumer Banking segment deposit information includes Small Business.	
FN-IB-510b.3; FN-AC-270a.2; FN-CF-220a.2, FN-MF-270a.3, FN-CF-270a.5, FN-MF-270b.2	For disclosure of certain legal proceedings, see Note 12, Commitments and Contingencies on page 178 of the 2024 Financial Review.	
FN-IB-000.A	(1) Number and (2) value of (a) underwriting, (b) advisory, and (c) securitization transactions	Refer to the Global Investment Banking section on page 84 of the 2024 Financial Review for certain disclosure of our Investment Banking activity and Note 6 on page 169 of the 2024 Financial Review for certain disclosure of our securitization.
FN-IB-000.C	(1) Number and (2) value of market making transactions in (a) fixed income, (b) equity, (c) currency, (d) derivatives, and (e) commodity products	Refer to the Global Markets disclosure on pages 85–86 of the 2024 Financial Review for disclosure of the financial results associated with the Corporation's market making transactions.
FN-AC-000.A	(1) Total registered and (2) total unregistered assets under management (AUM)	Refer to the Corporation's Global Wealth & Investment Management Key Indicators and Metrics on page 82 of the 2024 Financial Review for our total Assets Under Management. Additionally, refer to the Client Balances subsection for further detail on the Corporation's client balances under management.
FN-AC-000.B	Total assets under custody and supervision	Refer to the Corporation's Global Wealth & Investment Management Key Indicators and Metrics on page 82 of the 2024 Financial Review for our total Assets Under Management. Additionally, refer to the Client Balances subsection for further detail on the Corporation's client balances under management.

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Cautionary Information and Forward-Looking Statements

This report contains certain statements regarding Responsible Growth and statements related to sustainability, including the environment, the communities served by Bank of America Corporation (Company) and human capital (collectively, the Sustainability Information). Any inclusion of Sustainability Information in this report, whether in the Stakeholder Capitalism Metrics section or otherwise, is not an indication that the subject or information is material to the Company for U.S. Securities and Exchange Commission (SEC) reporting purposes or any other purposes. Such Sustainability Information may be based on current or historic opinions, strategies, aspirations, commitments, goals, targets and objectives which continue to evolve and develop, and there is no promise or guarantee that such aspirations, commitments, goals, targets and objectives will be met. The Sustainability Information is as of the date of this report and subject to change without notice.

Additionally, certain statements contained in this report may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about the Company's business and the Sustainability Information regarding its strategies, aspirations, commitments, goals, targets and objectives, such as its goal to achieve net zero greenhouse gas emissions before 2050 in its financing activities, operations and supply chain and sustainable finance goal, which may evolve over time. The Company uses words such as "anticipates," "targets," "expects," "hopes," "estimates," "intends," "plans," "goals," "believes," "continue" and other similar expressions or future or conditional verbs such as "will," "may," "might," "should," "would" and "could" to identify forward-looking statements. Forward-looking statements are not based on historical facts, but reflect management's current expectations, plans or forecasts, are not guarantees of future results or performance, involve certain known and unknown risks, uncertainties and assumptions that are difficult to predict and often beyond the Company's control and are inherently uncertain.

You should not place undue reliance on any forward-looking statement. Actual outcomes and results may differ materially from those expressed in, or implied by, any of these forward-looking statements due to a variety of factors, including global socio-demographic and economic trends, energy prices, technological innovations and advances, climate-related conditions and weather events, legislative and regulatory changes, public policies, engagement with clients, suppliers, investors, government officials and other stakeholders, the quality and availability of third-party data, including data measured, tracked and provided by data providers, the Company's clients and other stakeholders, the Company's ability to gather and verify data, the Company's ability to successfully implement sustainability-related initiatives under expected time frames, third-party compliance with the Company's expectations, policies and procedures and other unforeseen events or conditions. Discussion of additional factors, including uncertainties and risks, can be found in the Company's 2024 Annual Report on Form 10-K and subsequent SEC filings. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update any forward-looking statement to reflect the impact of circumstances or events that arise after the date the forward-looking statement was made.

Website references in this report are provided for convenience only and the content of such websites is not incorporated by reference into this report.



2024 Financial Review

Financial Review
Table of Contents

	Page
Executive Summary	70
Recent Developments	70
Financial Highlights	70
Balance Sheet Overview	72
Supplemental Financial Data	73
Business Segment Operations	78
Consumer Banking	79
Global Wealth & Investment Management	81
Global Banking	83
Global Markets	85
All Other	87
Managing Risk	88
Strategic Risk Management	91
Capital Management	91
Liquidity Risk	96
Credit Risk Management	101
Consumer Portfolio Credit Risk Management	102
Commercial Portfolio Credit Risk Management	106
Non-U.S. Portfolio	112
Loan and Lease Contractual Maturities	114
Allowance for Credit Losses	115
Market Risk Management	117
Trading Risk Management	118
Interest Rate Risk Management for the Banking Book	121
Mortgage Banking Risk Management	123
Compliance and Operational Risk Management	123
Reputational Risk Management	125
Climate Risk Management	125
Complex Accounting Estimates	125
Non-GAAP Reconciliations	128

Management's Discussion and Analysis of Financial Condition and Results of Operations

Bank of America Corporation (the Corporation) and its management may make certain statements that constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements can be identified by the fact that they do not relate strictly to historical or current facts. Forward-looking statements often use words such as "anticipates," "targets," "expects," "hopes," "estimates," "intends," "plans," "goals," "believes," "continue" and other similar expressions or future or conditional verbs such as "will," "may," "might," "should," "would" and "could." Forward-looking statements represent the Corporation's current expectations, plans or forecasts of its future results, revenues, liquidity, net interest income, provision for credit losses, expenses, efficiency ratio, capital measures, strategy, deposits, assets, and future business and economic conditions more generally, and other future matters. These statements are not guarantees of future results or performance and involve certain known and unknown risks, uncertainties and assumptions that are difficult to predict and are often beyond the Corporation's control. Actual outcomes and results may differ materially from those expressed in, or implied by, any of these forward-looking statements.

You should not place undue reliance on any forward-looking statement and should consider the following uncertainties and risks, as well as the risks and uncertainties more fully discussed under Item 1A. Risk Factors of our 2024 Annual Report on Form 10-K and in any of the Corporation's subsequent Securities and Exchange Commission filings: the Corporation's potential judgments, orders, settlements, penalties, fines and reputational damage, which are inherently difficult to predict, resulting from pending, threatened or future litigation and regulatory investigations, proceedings and enforcement actions, which the Corporation is subject to in the ordinary course of business, including matters related to our processing of unemployment benefits for California and certain other states, the features of our automatic credit card payment service, the adequacy of the Corporation's anti-money laundering and economic sanctions programs and the processing of electronic payments, including through the Zelle network, and related fraud, which are in various stages; the possibility that the Corporation's future liabilities may be in excess of its recorded liability and estimated range of possible loss for litigation, and regulatory and government actions; the Corporation's ability to resolve representations and warranties repurchase and related claims; the risks related to the discontinuation of reference rates, including increased expenses and litigation and the effectiveness of hedging strategies; uncertainties about the financial stability and growth rates of non-U.S. jurisdictions, the risk that those jurisdictions may face difficulties servicing their sovereign debt, and related stresses on financial markets, currencies and trade, and the Corporation's exposures to such risks, including direct, indirect and operational; the impact of U.S. and global interest rates (including the potential for ongoing adjustments in interest rates), inflation, currency exchange rates, economic conditions, trade policies and tensions, including increased tariffs, and geopolitical instability; the impact of the interest rate, inflationary, macroeconomic, banking and regulatory environment on the Corporation's assets, business, financial condition and results of operations; the impact of adverse developments affecting the U.S. or global banking industry, including bank failures and liquidity concerns, resulting in worsening economic and market volatility, and regulatory responses thereto; the possibility that future credit losses may be higher than currently expected due to changes in economic

assumptions, customer behavior, adverse developments with respect to U.S. or global economic conditions and other uncertainties, including the impact of supply chain disruptions, inflationary pressures and labor shortages on economic conditions and our business; potential losses related to the Corporation's concentration of credit risk; the Corporation's ability to achieve its expense targets and expectations regarding revenue, net interest income, provision for credit losses, net charge-offs, effective tax rate, loan growth or other projections; variances to the underlying assumptions and judgments used in estimating banking book net interest income sensitivity; adverse changes to the Corporation's credit ratings from the major credit rating agencies; an inability to access capital markets or maintain deposits or borrowing costs; estimates of the fair value and other accounting values, subject to impairment assessments, of certain of the Corporation's assets and liabilities; the estimated or actual impact of changes in accounting standards or assumptions in applying those standards; uncertainty regarding the content, timing and impact of regulatory capital and liquidity requirements; the impact of adverse changes to total loss-absorbing capacity requirements, stress capital buffer requirements and/or global systemically important bank surcharges; the potential impact of actions of the Board of Governors of the Federal Reserve System on the Corporation's capital plans; the effect of changes in or interpretations of income tax laws and regulations; the impact of implementation and compliance with U.S. and international laws, regulations and regulatory interpretations, including recovery and resolution planning requirements, Federal Deposit Insurance Corporation assessments, the Volcker Rule, fiduciary standards, derivatives regulations and potential changes to loss allocations between financial institutions and customers, including for losses incurred from the use of our products and services, including electronic payments and payment of checks, that were authorized by the customer but induced by fraud; the impact of failures or disruptions in or breaches of the Corporation's operations or information systems, or those of third parties, including as a result of cybersecurity incidents; the risks related to the development, implementation, use and management of emerging technologies, including artificial intelligence and machine learning; the risks related to the transition and physical impacts of climate change; our ability to achieve environmental goals and targets or the impact of any changes in the Corporation's sustainability strategy, goals or targets; the impact of uncertain or changing political conditions or any future federal government shutdown and uncertainty regarding the federal government's debt limit or changes in fiscal, monetary or regulatory policy; the emergence of widespread health emergencies or pandemics; the impact of natural disasters, extreme weather events, military conflicts (including the Russia/Ukraine conflict, the conflicts in the Middle East, the possible expansion of such conflicts and potential geopolitical consequences), terrorism or other geopolitical events; and other matters.

Forward-looking statements speak only as of the date they are made, and the Corporation undertakes no obligation to update any forward-looking statement to reflect the impact of circumstances or events that arise after the date the forward-looking statement was made.

Notes to the Consolidated Financial Statements referred to in the Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) are incorporated by reference into the MD&A. Certain prior-year amounts have been reclassified to conform to current-year presentation. Throughout the MD&A, the Corporation uses certain acronyms and abbreviations which are defined in the Glossary.

Executive Summary

Business Overview

The Corporation is a Delaware corporation, a bank holding company (BHC) and a financial holding company. When used in this report, "Bank of America," "the Corporation," "we," "us" and "our" may refer to Bank of America Corporation individually, Bank of America Corporation and its subsidiaries, or certain of Bank of America Corporation's subsidiaries or affiliates. Our principal executive offices are located in Charlotte, North Carolina. Through our various bank and nonbank subsidiaries throughout the U.S. and in international markets, we provide a diversified range of banking and nonbank financial services and products through four business segments: *Consumer Banking*, *Global Wealth & Investment Management (GWIM)*, *Global Banking* and *Global Markets*, with the remaining operations recorded in *All Other*. We operate our banking activities primarily under the Bank of America, National Association (Bank of America, N.A. or BANA) charter. At December 31, 2024, the Corporation had $3.3 trillion in assets and a headcount of approximately 213,000 employees.

As of December 31, 2024, we served clients through operations across the U.S., its territories and more than 35 countries. Our retail banking footprint covers all major markets in the U.S., and we serve approximately 69 million consumer and small business clients with approximately 3,700 retail financial centers, approximately 15,000 ATMs, and leading digital banking platforms (www.bankofamerica.com) with approximately 48 million active users, including approximately 40 million active mobile users. We offer industry-leading support to approximately four million small business households. Our *GWIM* businesses, with client balances of $4.3 trillion, provide tailored solutions to meet client needs through a full set of investment management, brokerage, banking, trust and retirement products. We are a global leader in corporate and investment banking and trading across a broad range of asset classes serving corporations, governments, institutions and individuals around the world.

Recent Developments

Natural Disasters

Certain Bank of America communities, clients and teammates were significantly impacted by recent wildfires in California and by hurricanes in the southeastern U.S. during the second half of 2024. In response, Bank of America activated client assistance programs, donated to disaster relief efforts and provided additional support to teammates in the affected areas. The Corporation continues to evaluate the effects of the wildfires and hurricanes on its clients and communities and does not expect these natural disasters to have a material impact on its businesses, results of operations or financial condition.

Capital Management

On January 29, 2025, the Corporation's Board of Directors (the Board) declared a quarterly common stock dividend of $0.26 per share, payable on March 28, 2025 to shareholders of record as of March 7, 2025.

For more information on our capital resources, see Capital Management beginning on page 91.

Financial Highlights

Table 1	Summary Income Statement and Selected Financial Data		
(Dollars in millions, except per share information)	**2024**		2023
Income statement			
Net interest income	$ **56,060**	$	56,931
Noninterest income	**45,827**		41,650
Total revenue, net of interest expense	**101,887**		98,581
Provision for credit losses	**5,821**		4,394
Noninterest expense	**66,812**		65,845
Income before income taxes	**29,254**		28,342
Income tax expense	**2,122**		1,827
Net income	**27,132**		26,515
Preferred stock dividends	**1,629**		1,649
Net income applicable to common shareholders	$ **25,503**	$	24,866
Per common share information			
Earnings	$ **3.25**	$	3.10
Diluted earnings	**3.21**		3.08
Dividends paid	**1.00**		0.92
Performance ratios			
Return on average assets [1]	**0.83** %		0.84 %
Return on average common shareholders' equity [1]	**9.53**		9.75
Return on average tangible common shareholders' equity [2]	**12.92**		13.46
Efficiency ratio [1]	**65.57**		66.79
Balance sheet at year end			
Total loans and leases	$ **1,095,835**	$	1,053,732
Total assets	**3,261,519**		3,180,151
Total deposits	**1,965,467**		1,923,827
Total liabilities	**2,965,960**		2,888,505
Total common shareholders' equity	**272,400**		263,249
Total shareholders' equity	**295,559**		291,646

[1] For definitions, see Key Metrics on page 213.
[2] Return on average tangible common shareholders' equity is a non-GAAP financial measure. For more information and a corresponding reconciliation to the most directly comparable financial measures defined by accounting principles generally accepted in the United States of America (GAAP), see Non-GAAP Reconciliations on page 128.

Net income was $27.1 billion, or $3.21 per diluted share in 2024 compared to $26.5 billion, or $3.08 per diluted share in 2023. The increase in net income was due to higher noninterest income, partially offset by higher provision for credit losses, higher noninterest expense and lower net interest income.

For discussion and analysis of our consolidated and business segment results of operations for 2023 compared to 2022, see Financial Highlights and Business Segment Operations sections in the MD&A of the Corporation's 2023 Annual Report on Form 10-K.

Net Interest Income

Net interest income decreased $871 million to $56.1 billion in 2024 compared to 2023. Net interest yield on a fully taxable-equivalent (FTE) basis decreased 13 basis points (bps) to 1.95 percent for 2024. The decreases were primarily driven by higher deposit costs, partially offset by higher asset yields and higher net interest income related to *Global Markets* activity. For more information on net interest yield and FTE basis, see Supplemental Financial Data on page 73, and for more information on interest rate risk management, see Interest Rate Risk Management for the Banking Book on page 121.

Noninterest Income

Table 2 Noninterest Income

(Dollars in millions)	2024	2023
Fees and commissions:		
Card income	$ 6,284	$ 6,054
Service charges	6,055	5,684
Investment and brokerage services	17,766	15,563
Investment banking fees	6,186	4,708
Total fees and commissions	36,291	32,009
Market making and similar activities	12,967	12,732
Other income	(3,431)	(3,091)
Total noninterest income	$ 45,827	$ 41,650

Noninterest income increased $4.2 billion to $45.8 billion in 2024 compared to 2023. The following highlights the significant changes.

- Card income increased $230 million primarily due to higher late fees, annual fees and card transfer fees.
- Service charges increased $371 million primarily due to higher treasury service charges.
- Investment and brokerage services increased $2.2 billion primarily driven by higher asset management fees due to higher average equity market valuations and positive assets under management (AUM) flows, as well as higher brokerage fees due to increased transactional volume, partially offset by the impact of lower AUM pricing.
- Investment banking fees increased $1.5 billion primarily due to higher debt and equity issuance fees and higher advisory fees.
- Market making and similar activities increased $235 million primarily driven by the net $1.6 billion charge resulting from the Bloomberg Short-Term Bank Yield Index's (BSBY) cessation announced in 2023, partially offset by lower trading revenue from macro products in Fixed Income, Currencies and Commodities (FICC), and lower income from foreign currency risk management activities.
- Other income decreased $340 million primarily due to higher partnership losses on tax credit investments, a charge related to Visa Inc.'s (Visa) increase in its litigation escrow account, and certain negative valuation adjustments, partially offset by lower losses on sales of available-for-sale debt securities and gains on sales of equity investments.

Provision for Credit Losses

The provision for credit losses increased $1.4 billion to $5.8 billion for 2024 compared to 2023. The provision for credit losses for 2024 was primarily driven by credit card as well as small business loan growth, and asset quality deterioration in the commercial real estate office and credit card portfolios. For the prior year, the provision for credit losses was primarily driven by credit card loan growth and asset quality deterioration, partially offset by improved macroeconomic conditions that primarily benefited the commercial portfolio. For more information on the provision for credit losses, see Allowance for Credit Losses on page 115.

Noninterest Expense

Table 3 Noninterest Expense

(Dollars in millions)	2024	2023
Compensation and benefits	$ 40,182	$ 38,330
Occupancy and equipment	7,289	7,164
Information processing and communications	7,231	6,707
Product delivery and transaction related	3,494	3,608
Professional fees	2,669	2,159
Marketing	1,956	1,927
Other general operating	3,991	5,950
Total noninterest expense	$ 66,812	$ 65,845

Noninterest expense increased $967 million to $66.8 billion in 2024 compared to 2023. The increase was primarily driven by higher revenue-related expenses as well as investments in people, operations and technology, partially offset by higher Federal Deposit Insurance Corporation (FDIC) expense in 2023, including $2.1 billion for the estimated special assessment amount arising from the closure of Silicon Valley Bank and Signature Bank, and lower expenses related to a liquidating business activity.

Income Tax Expense

Table 4 Income Tax Expense

(Dollars in millions)	2024	2023
Income before income taxes	$ 29,254	$ 28,342
Income tax expense	2,122	1,827
Effective tax rate	7.3 %	6.4 %

The effective tax rates for 2024 and 2023 were primarily driven by our recurring tax preference benefits, which primarily consisted of tax credits from investments in affordable housing and renewable energy. Also included in the effective tax rate for 2023 were tax impacts related to the FDIC special assessment and BSBY's cessation announced in 2023. For more information on our recurring tax preference benefits, see *Note 19 – Income Taxes* to the Consolidated Financial Statements. Absent the tax credits and discrete tax benefits, the effective tax rates would have been approximately 25 percent for both periods.

Balance Sheet Overview

Table 5 Selected Balance Sheet Data

(Dollars in millions)	December 31 2024	2023	$ Change	% Change
Assets				
Cash and cash equivalents	$ **290,114**	$ 333,073	$ (42,959)	(13)%
Federal funds sold and securities borrowed or purchased under agreements to resell	**274,709**	280,624	(5,915)	(2)
Trading account assets	**314,460**	277,354	37,106	13
Debt securities	**917,284**	871,407	45,877	5
Loans and leases	**1,095,835**	1,053,732	42,103	4
Allowance for loan and lease losses	**(13,240)**	(13,342)	102	(1)
All other assets	**382,357**	377,303	5,054	1
Total assets	$ **3,261,519**	$ 3,180,151	$ 81,368	3
Liabilities				
Deposits	$ **1,965,467**	$ 1,923,827	$ 41,640	2
Federal funds purchased and securities loaned or sold under agreements to repurchase	**331,758**	283,887	47,871	17
Trading account liabilities	**92,543**	95,530	(2,987)	(3)
Short-term borrowings	**43,391**	32,098	11,293	35
Long-term debt	**283,279**	302,204	(18,925)	(6)
All other liabilities	**249,522**	250,959	(1,437)	(1)
Total liabilities	**2,965,960**	2,888,505	77,455	3
Shareholders' equity	**295,559**	291,646	3,913	1
Total liabilities and shareholders' equity	$ **3,261,519**	$ 3,180,151	$ 81,368	3

Assets

At December 31, 2024, total assets were approximately $3.3 trillion, up $81.4 billion from December 31, 2023. The increase in assets was primarily due to higher debt securities, loans and leases, and trading account assets, partially offset by lower cash and cash equivalents.

Cash and Cash Equivalents

Cash and cash equivalents decreased $43.0 billion primarily driven by reinvestment of cash into debt securities.

Federal Funds Sold and Securities Borrowed or Purchased Under Agreements to Resell

Federal funds transactions involve lending reserve balances on a short-term basis. Securities borrowed or purchased under agreements to resell are collateralized lending transactions utilized to accommodate customer transactions, earn interest rate spreads and obtain securities for settlement and for collateral. Federal funds sold and securities borrowed or purchased under agreements to resell decreased $5.9 billion primarily due to increased investments in debt securities for balance sheet and liquidity positioning purposes.

Trading Account Assets

Trading account assets consist primarily of long positions in equity and fixed-income securities including U.S. government and agency securities, corporate securities and non-U.S. sovereign debt. Trading account assets increased $37.1 billion primarily due to client activity within *Global Markets*.

Debt Securities

Debt securities primarily include U.S. Treasury and agency securities, mortgage-backed securities (MBS), principally agency MBS, non-U.S. bonds, corporate bonds and municipal debt. We reinvest cash in the debt securities portfolio primarily to manage interest rate and liquidity risk. Debt securities increased $45.9 billion primarily due to investment of excess cash from higher deposits. For more information on debt securities, see *Note 4 – Securities* to the Consolidated Financial Statements.

Loans and Leases

Loans and leases increased $42.1 billion primarily driven by growth in commercial loans. For more information on the loan portfolio, see Credit Risk Management on page 101.

Allowance for Loan and Lease Losses

The allowance for loan and lease losses decreased $102 million primarily due to a reserve release in our commercial portfolio due to a favorable macroeconomic environment and reduced exposure in our commercial real estate portfolio. For more information, see Allowance for Credit Losses on page 115.

All Other Assets

All other assets increased $5.1 billion primarily driven by activity within *Global Markets*.

Liabilities

At December 31, 2024, total liabilities were approximately $3.0 trillion, up $77.5 billion from December 31, 2023, primarily due to higher federal funds purchased and securities loaned or sold under agreements to repurchase, deposits, and short-term borrowings, partially offset by lower long-term debt.

Deposits

Deposits increased $41.6 billion primarily driven by growth in commercial client balances and time deposits.

Federal Funds Purchased and Securities Loaned or Sold Under Agreements to Repurchase

Federal funds transactions involve borrowing reserve balances on a short-term basis. Securities loaned or sold under agreements to repurchase are collateralized borrowing transactions utilized to accommodate customer transactions, earn interest rate spreads and finance assets on the balance sheet. Federal funds purchased and securities loaned or sold under agreements to repurchase increased $47.9 billion primarily driven by client activity within *Global Markets.*

Trading Account Liabilities

Trading account liabilities consist primarily of short positions in equity and fixed-income securities including U.S. Treasury and agency securities, non-U.S. sovereign debt and corporate securities. Trading account liabilities decreased $3.0 billion primarily due to lower levels of short positions within *Global Markets*.

Short-term Borrowings

Short-term borrowings provide an additional funding source and primarily consist of Federal Home Loan Bank (FHLB) short-term borrowings, notes payable and various other borrowings that generally have maturities of one year or less. Short-term borrowings increased $11.3 billion primarily due to higher unsecured borrowings to manage liquidity needs. For more information on short-term borrowings, see *Note 10 – Securities Financing Agreements, Short-term Borrowings, Collateral and Restricted Cash* to the Consolidated Financial Statements.

Long-term Debt

Long-term debt decreased $18.9 billion primarily due to maturities and redemptions, partially offset by debt issuances and valuation adjustments. For more information on long-term debt, see *Note 11 – Long-term Debt* to the Consolidated Financial Statements.

Shareholders' Equity

Shareholders' equity increased $3.9 billion primarily due to net income and market value increases on derivatives, partially offset by returns of capital to shareholders through common stock repurchases and common and preferred stock dividends, as well as preferred stock redemptions.

Cash Flows Overview

The Corporation's operating assets and liabilities support our global markets and lending activities. We believe that cash flows from operations, available cash balances and our ability to generate cash through short- and long-term debt are sufficient to fund our operating liquidity needs. Our investing activities primarily include the debt securities portfolio and loans and leases. Our financing activities reflect cash flows primarily related to customer deposits, securities financing agreements, long-term debt and common and preferred stock.

Supplemental Financial Data

Non-GAAP Financial Measures

In this Form 10-K, we present certain non-GAAP financial measures. Non-GAAP financial measures exclude certain items or otherwise include components that differ from the most directly comparable measures calculated in accordance with GAAP. Non-GAAP financial measures are provided as additional useful information to assess our financial condition, results of operations (including period-to-period operating performance) or compliance with prospective regulatory requirements. These non-GAAP financial measures are not intended as a substitute for GAAP financial measures and may not be defined or calculated the same way as non-GAAP financial measures used by other companies.

When presented on a consolidated basis, we view net interest income on an FTE basis as a non-GAAP financial measure. To derive the FTE basis, net interest income is adjusted to reflect tax-exempt income on an equivalent before-tax basis with a corresponding increase in income tax expense. For purposes of this calculation, we use the federal statutory tax rate of 21 percent and a representative state tax rate. Net interest yield, which measures the basis points we earn over the cost of funds, utilizes net interest income on an FTE basis. We believe that presentation of these items on an FTE basis allows for comparison of amounts from both taxable and tax-exempt sources and is consistent with industry practices.

We may present certain key performance indicators and ratios excluding certain items (e.g., debit valuation adjustment (DVA) gains (losses)), which result in non-GAAP financial measures. We believe that the presentation of measures that exclude these items is useful because such measures provide additional information to assess the underlying operational performance and trends of our businesses and to allow better comparison of period-to-period operating performance.

We also evaluate our business based on certain ratios that utilize tangible equity, a non-GAAP financial measure. Tangible equity represents shareholders' equity or common shareholders' equity reduced by goodwill and intangible assets (excluding mortgage servicing rights (MSRs)), net of related deferred tax liabilities ("adjusted" shareholders' equity or common shareholders' equity). These measures are used to evaluate our use of equity. In addition, profitability, relationship and investment models use both return on average tangible common shareholders' equity and return on average tangible shareholders' equity as key measures to support our overall growth objectives. These ratios are:

- Return on average tangible common shareholders' equity measures our net income applicable to common shareholders as a percentage of adjusted average common shareholders' equity. The tangible common equity ratio represents adjusted ending common shareholders' equity divided by total tangible assets.
- Return on average tangible shareholders' equity measures our net income as a percentage of adjusted average total shareholders' equity. The tangible equity ratio represents adjusted ending shareholders' equity divided by total tangible assets.
- Tangible book value per common share represents adjusted ending common shareholders' equity divided by ending common shares outstanding.

We believe ratios utilizing tangible equity provide additional useful information because they present measures of those assets that can generate income. Tangible book value per common share provides additional useful information about the level of tangible assets in relation to outstanding shares of common stock.

The aforementioned supplemental data and performance measures are presented in Tables 6 and 7.

For more information on the reconciliation of these non-GAAP financial measures to the corresponding GAAP financial measures, see Non-GAAP Reconciliations on page 128.

Key Performance Indicators

We present certain key financial and nonfinancial performance indicators (key performance indicators) that management uses when assessing our consolidated and/or segment results. We believe they are useful to investors because they provide additional information about our underlying operational performance and trends. These key performance indicators (KPIs) may not be defined or calculated in the same way as similar KPIs used by other companies. For information on how these metrics are defined, see Key Metrics on page 213.

Our consolidated key performance indicators, which include various equity and credit metrics, are presented in Table 1 on page 70, Table 6 on page 74 and Table 7 on page 75.

For information on key segment performance metrics, see Business Segment Operations on page 78.

Table 6   **Selected Annual Financial Data**

(In millions, except per share information)	2024	2023	2022
Income statement			
Net interest income	$ 56,060	$ 56,931	$ 52,462
Noninterest income	45,827	41,650	42,488
Total revenue, net of interest expense	101,887	98,581	94,950
Provision for credit losses	5,821	4,394	2,543
Noninterest expense	66,812	65,845	61,438
Income before income taxes	29,254	28,342	30,969
Income tax expense	2,122	1,827	3,441
Net income	27,132	26,515	27,528
Net income applicable to common shareholders	25,503	24,866	26,015
Average common shares issued and outstanding	7,855.5	8,028.6	8,113.7
Average diluted common shares issued and outstanding	7,935.8	8,080.5	8,167.5
Performance ratios			
Return on average assets [1]	0.83 %	0.84 %	0.88 %
Return on average common shareholders' equity [1]	9.53	9.75	10.75
Return on average tangible common shareholders' equity [1, 2]	12.92	13.46	15.15
Return on average shareholders' equity [1]	9.23	9.36	10.18
Return on average tangible shareholders' equity [1, 2]	12.12	12.44	13.76
Total ending equity to total ending assets	9.06	9.17	8.95
Common equity ratio [1]	8.35	8.28	8.02
Total average equity to total average assets	8.95	8.99	8.62
Dividend payout [1]	30.67	29.65	26.77
Per common share data			
Earnings	$ 3.25	$ 3.10	$ 3.21
Diluted earnings	3.21	3.08	3.19
Dividends paid	1.00	0.92	0.86
Book value [1]	35.79	33.34	30.61
Tangible book value [2]	26.58	24.46	21.83
Market capitalization	$ 334,497	$ 265,840	$ 264,853
Average balance sheet			
Total loans and leases	$ 1,060,081	$ 1,046,256	$ 1,016,782
Total assets	3,284,228	3,153,513	3,135,894
Total deposits	1,924,106	1,887,541	1,986,158
Long-term debt	246,081	248,853	246,479
Common shareholders' equity	267,527	254,956	241,981
Total shareholders' equity	294,014	283,353	270,299
Asset quality			
Allowance for credit losses [3]	$ 14,336	$ 14,551	$ 14,222
Nonperforming loans, leases and foreclosed properties [4]	6,120	5,630	3,978
Allowance for loan and lease losses as a percentage of total loans and leases outstanding [4]	1.21 %	1.27 %	1.22 %
Allowance for loan and lease losses as a percentage of total nonperforming loans and leases [4]	222	243	333
Net charge-offs	$ 6,031	$ 3,799	$ 2,172
Net charge-offs as a percentage of average loans and leases outstanding [4]	0.57 %	0.36 %	0.21 %
Capital ratios at year end [5]			
Common equity tier 1 capital	11.9 %	11.8 %	11.2 %
Tier 1 capital	13.2	13.5	13.0
Total capital	15.1	15.2	14.9
Tier 1 leverage	6.9	7.1	7.0
Supplementary leverage ratio	5.9	6.1	5.9
Tangible equity [2]	7.1	7.1	6.8
Tangible common equity [2]	6.3	6.2	5.9

[1] For definition, see Key Metrics on page 213.
[2] Tangible equity ratios and tangible book value per share of common stock are non-GAAP financial measures. For more information on these ratios and corresponding reconciliations to GAAP financial measures, see Supplemental Financial Data on page 73 and Non-GAAP Reconciliations on page 128.
[3] Includes the allowance for loan and leases losses and the reserve for unfunded lending commitments.
[4] Balances and ratios do not include loans accounted for under the fair value option. For additional exclusions from nonperforming loans, leases and foreclosed properties, see Consumer Portfolio Credit Risk Management – Nonperforming Consumer Loans, Leases and Foreclosed Properties Activity on page 105 and corresponding Table 27 and Commercial Portfolio Credit Risk Management – Nonperforming Commercial Loans, Leases and Foreclosed Properties Activity on page 109 and corresponding Table 33.
[5] For more information, including which approach is used to assess capital adequacy, see Capital Management on page 91.

Table 7 Selected Quarterly Financial Data

(In millions, except per share information)	2024 Quarters				2023 Quarters			
	Fourth	Third	Second	First	Fourth	Third	Second	First
Income statement								
Net interest income	$ **14,359**	$ 13,967	$ 13,702	$ 14,032	$ 13,946	$ 14,379	$ 14,158	$ 14,448
Noninterest income	**10,988**	11,378	11,675	11,786	8,013	10,788	11,039	11,810
Total revenue, net of interest expense	**25,347**	25,345	25,377	25,818	21,959	25,167	25,197	26,258
Provision for credit losses	**1,452**	1,542	1,508	1,319	1,104	1,234	1,125	931
Noninterest expense	**16,787**	16,479	16,309	17,237	17,731	15,838	16,038	16,238
Income before income taxes	**7,108**	7,324	7,560	7,262	3,124	8,095	8,034	9,089
Income tax expense	**443**	428	663	588	(20)	293	626	928
Net income	**6,665**	6,896	6,897	6,674	3,144	7,802	7,408	8,161
Net income applicable to common shareholders	**6,399**	6,380	6,582	6,142	2,838	7,270	7,102	7,656
Average common shares issued and outstanding	**7,738.4**	7,818.0	7,897.9	7,968.2	7,990.9	8,017.1	8,040.9	8,065.9
Average diluted common shares issued and outstanding	**7,843.7**	7,902.1	7,960.9	8,031.4	8,062.5	8,075.9	8,080.7	8,182.3
Performance ratios								
Return on average assets [1]	**0.80 %**	0.83 %	0.85 %	0.83 %	0.39 %	0.99 %	0.94 %	1.07 %
Four-quarter trailing return on average assets [2]	**0.83**	0.72	0.76	0.78	0.84	0.98	0.96	0.92
Return on average common shareholders' equity [1]	**9.37**	9.44	9.98	9.35	4.33	11.24	11.21	12.48
Return on average tangible common shareholders' equity [3]	**12.63**	12.76	13.57	12.73	5.92	15.47	15.49	17.38
Return on average shareholders' equity [1]	**8.98**	9.30	9.45	9.18	4.32	10.86	10.52	11.94
Return on average tangible shareholders' equity [3]	**11.78**	12.20	12.42	12.07	5.71	14.41	14.00	15.98
Total ending equity to total ending assets	**9.06**	8.92	9.02	8.97	9.17	9.10	9.07	8.77
Common equity ratio [1]	**8.35**	8.18	8.21	8.10	8.28	8.20	8.16	7.88
Total average equity to total average assets	**8.89**	8.95	8.96	9.01	8.98	9.11	8.89	8.95
Dividend payout [1]	**31.29**	31.70	28.66	31.11	67.42	26.39	24.88	23.17
Per common share data								
Earnings	$ **0.83**	$ 0.82	$ 0.83	$ 0.77	$ 0.36	$ 0.91	$ 0.88	$ 0.95
Diluted earnings	**0.82**	0.81	0.83	0.76	0.35	0.90	0.88	0.94
Dividends paid	**0.26**	0.26	0.24	0.24	0.24	0.24	0.22	0.22
Book value [1]	**35.79**	35.37	34.39	33.71	33.34	32.65	32.05	31.58
Tangible book value [3]	**26.58**	26.25	25.37	24.79	24.46	23.79	23.23	22.78
Market capitalization	$ **334,497**	$ 305,090	$ 309,202	$ 298,312	$ 265,840	$ 216,942	$ 228,188	$ 228,012
Average balance sheet								
Total loans and leases	**$1,081,009**	$1,059,728	$1,051,472	$1,047,890	$1,050,705	$1,046,254	$1,046,608	$1,041,352
Total assets	**3,318,094**	3,296,171	3,274,988	3,247,159	3,213,159	3,128,466	3,175,358	3,096,058
Total deposits	**1,957,950**	1,920,748	1,909,925	1,907,462	1,905,011	1,876,153	1,875,353	1,893,649
Long-term debt	**238,988**	247,338	243,689	254,782	256,262	245,819	248,480	244,759
Common shareholders' equity	**271,641**	269,001	265,290	264,114	260,221	256,578	254,028	248,855
Total shareholders' equity	**295,134**	294,985	293,403	292,511	288,618	284,975	282,425	277,252
Asset quality								
Allowance for credit losses [4]	$ **14,336**	$ 14,351	$ 14,342	$ 14,371	$ 14,551	$ 14,640	$ 14,338	$ 13,951
Nonperforming loans, leases and foreclosed properties [5]	**6,120**	5,824	5,691	6,034	5,630	4,993	4,274	4,083
Allowance for loan and lease losses as a percentage of total loans and leases outstanding [5]	**1.21 %**	1.24 %	1.26 %	1.26 %	1.27 %	1.27 %	1.24 %	1.20 %
Allowance for loan and lease losses as a percentage of total nonperforming loans and leases [5]	**222**	235	242	225	243	275	314	319
Net charge-offs	$ **1,466**	$ 1,534	$ 1,533	$ 1,498	$ 1,192	$ 931	$ 869	$ 807
Annualized net charge-offs as a percentage of average loans and leases outstanding [5]	**0.54 %**	0.58 %	0.59 %	0.58 %	0.45 %	0.35 %	0.33 %	0.32 %
Capital ratios at period end [6]								
Common equity tier 1 capital	**11.9 %**	11.8 %	11.9 %	11.9 %	11.8 %	11.9 %	11.6 %	11.4 %
Tier 1 capital	**13.2**	13.2	13.5	13.6	13.5	13.6	13.3	13.1
Total capital	**15.1**	14.9	15.1	15.2	15.2	15.4	15.1	15.0
Tier 1 leverage	**6.9**	6.9	7.0	7.1	7.1	7.3	7.1	7.1
Supplementary leverage ratio	**5.9**	5.9	6.0	6.0	6.1	6.2	6.0	6.0
Tangible equity [3]	**7.1**	7.0	7.0	7.0	7.1	7.0	7.0	6.7
Tangible common equity [3]	**6.3**	6.2	6.2	6.1	6.2	6.1	6.1	5.8
Total loss-absorbing capacity and long-term debt metrics								
Total loss-absorbing capacity to risk-weighted assets	**27.1 %**	27.4 %	28.2 %	28.7 %	29.0 %	29.3 %	28.8 %	28.8 %
Total loss-absorbing capacity to supplementary leverage exposure	**12.0**	12.2	12.5	12.8	13.0	13.3	13.0	13.1
Eligible long-term debt to risk-weighted assets	**13.0**	13.3	13.7	14.2	14.5	14.8	14.6	14.8
Eligible long-term debt to supplementary leverage exposure	**5.8**	6.0	6.0	6.3	6.5	6.7	6.6	6.7

[1] For definitions, see Key Metrics on page 213.
[2] Calculated as total net income for four consecutive quarters divided by annualized average assets for four consecutive quarters.
[3] Tangible equity ratios and tangible book value per share of common stock are non-GAAP financial measures. For more information on these ratios and corresponding reconciliations to GAAP financial measures, see Supplemental Financial Data on page 73 and Non-GAAP Reconciliations on page 128.
[4] Includes the allowance for loan and lease losses and the reserve for unfunded lending commitments.
[5] Balances and ratios do not include loans accounted for under the fair value option. For additional exclusions from nonperforming loans, leases and foreclosed properties, see Consumer Portfolio Credit Risk Management – Nonperforming Consumer Loans, Leases and Foreclosed Properties Activity on page 106 and corresponding Table 27 and Commercial Portfolio Credit Risk Management – Nonperforming Commercial Loans, Leases and Foreclosed Properties Activity on page 110 and corresponding Table 33.
[6] For more information, including which approach is used to assess capital adequacy, see Capital Management on page 91.

Table 8 Average Balances and Interest Rates - FTE Basis

(Dollars in millions)	Average Balance	Interest Income/ Expense [1]	Yield/ Rate	Average Balance	Interest Income/ Expense [1]	Yield/ Rate	Average Balance	Interest Income/ Expense [1]	Yield/ Rate
	2024			**2023**			**2022**		
Earning assets									
Interest-bearing deposits with the Federal Reserve, non-U.S. central banks and other banks	$ 332,897	$ 16,806	5.05 %	$ 324,389	$ 15,965	4.92 %	$ 195,564	$ 2,591	1.32 %
Time deposits placed and other short-term investments	10,105	459	4.54	9,704	465	4.79	9,209	132	1.44
Federal funds sold and securities borrowed or purchased under agreements to resell	310,626	19,911	6.41	291,669	18,679	6.40	292,799	4,560	1.56
Trading account assets	207,557	10,476	5.05	189,263	8,849	4.68	158,102	5,586	3.53
Debt securities	868,709	26,107	2.99	794,192	20,332	2.55	922,730	17,207	1.86
Loans and leases [2]									
Residential mortgage	227,777	7,391	3.24	229,001	6,923	3.02	227,604	6,375	2.80
Home equity	25,621	1,607	6.27	25,969	1,471	5.67	27,364	959	3.50
Credit card	99,914	11,438	11.45	96,190	10,436	10.85	83,539	8,408	10.06
Direct/Indirect and other consumer	104,548	5,829	5.58	104,571	5,200	4.97	107,050	3,317	3.10
Total consumer	457,860	26,265	5.74	455,731	24,030	5.27	445,557	19,059	4.28
U.S. commercial	390,574	21,402	5.48	378,212	19,494	5.15	366,748	12,251	3.34
Non-U.S. commercial	126,596	8,749	6.91	125,486	8,023	6.39	125,222	3,702	2.96
Commercial real estate [3]	69,940	5,000	7.15	72,981	5,162	7.07	65,421	2,595	3.97
Commercial lease financing	15,111	806	5.33	13,846	646	4.67	13,834	473	3.42
Total commercial	602,221	35,957	5.97	590,525	33,325	5.64	571,225	19,021	3.33
Total loans and leases	1,060,081	62,222	5.87	1,046,256	57,355	5.48	1,016,782	38,080	3.75
Other earning assets	108,893	11,245	10.33	98,127	9,184	9.36	105,674	4,847	4.59
Total earning assets	2,898,868	147,226	5.08	2,753,600	130,829	4.75	2,700,860	73,003	2.70
Cash and due from banks	24,045			26,076			28,029		
Other assets, less allowance for loan and lease losses	361,315			373,837			407,005		
Total assets	$ 3,284,228			$3,153,513			$3,135,894		
Interest-bearing liabilities									
U.S. interest-bearing deposits									
Demand and money market deposits	$ 951,314	$ 20,877	2.19 %	$ 952,736	$ 15,527	1.63 %	$ 987,247	$ 3,145	0.32 %
Time and savings deposits	350,181	13,148	3.76	254,476	7,366	2.89	166,490	818	0.49
Total U.S. interest-bearing deposits	1,301,495	34,025	2.61	1,207,212	22,893	1.90	1,153,737	3,963	0.34
Non-U.S. interest-bearing deposits	109,246	4,417	4.04	96,845	3,270	3.38	80,951	755	0.93
Total interest-bearing deposits	1,410,741	38,442	2.72	1,304,057	26,163	2.01	1,234,688	4,718	0.38
Federal funds purchased, securities loaned or sold under agreements to repurchase	367,192	23,777	6.48	301,015	20,583	6.84	214,369	4,117	1.92
Short-term borrowings and other interest-bearing liabilities	149,355	10,761	7.21	152,548	9,970	6.54	137,277	2,861	2.08
Trading account liabilities	52,371	2,191	4.18	46,083	2,043	4.43	51,208	1,538	3.00
Long-term debt	246,081	15,376	6.25	248,853	14,572	5.86	246,479	6,869	2.79
Total interest-bearing liabilities	2,225,740	90,547	4.07	2,052,556	73,331	3.57	1,884,021	20,103	1.07
Noninterest-bearing sources									
Noninterest-bearing deposits	513,365			583,484			751,470		
Other liabilities [4]	251,109			234,120			230,104		
Shareholders' equity	294,014			283,353			270,299		
Total liabilities and shareholders' equity	$ 3,284,228			$3,153,513			$3,135,894		
Net interest spread			1.01 %			1.18 %			1.63 %
Impact of noninterest-bearing sources			0.94			0.90			0.33
Net interest income/yield on earning assets [5]		$ 56,679	1.95 %		$ 57,498	2.08 %		$ 52,900	1.96 %

[1] Includes the impact of interest rate risk management contracts. For more information, see Interest Rate Risk Management for the Banking Book on page 121.
[2] Nonperforming loans are included in the respective average loan balances. Income on these nonperforming loans is generally recognized on a cost recovery basis.
[3] Includes U.S. commercial real estate loans of $63.8 billion, $67.2 billion and $61.1 billion, and non-U.S. commercial real estate loans of $6.1 billion, $5.8 billion and $4.3 billion for 2024, 2023 and 2022, respectively.
[4] Includes $48.4 billion, $40.2 billion and $30.7 billion of structured notes and liabilities for 2024, 2023 and 2022, respectively.
[5] Net interest income includes FTE adjustments of $619 million, $567 million and $438 million in 2024, 2023 and 2022, respectively.

Table 9   Analysis of Changes in Net Interest Income - FTE Basis

(Dollars in millions)	Due to Change in [1] Volume	Rate	Net Change	Due to Change in [1] Volume	Rate	Net Change
	From 2023 to 2024			From 2022 to 2023		
Increase (decrease) in interest income						
Interest-bearing deposits with the Federal Reserve, non-U.S. central banks and other banks	$ 414	$ 427	$ 841	$ 1,691	$ 11,683	$ 13,374
Time deposits placed and other short-term investments	19	(25)	(6)	8	325	333
Federal funds sold and securities borrowed or purchased under agreements to resell	1,201	31	1,232	(10)	14,129	14,119
Trading account assets	865	762	1,627	1,095	2,168	3,263
Debt securities	1,820	3,955	5,775	(2,435)	5,560	3,125
Loans and leases						
Residential mortgage	(44)	512	468	37	511	548
Home equity	(18)	154	136	(50)	562	512
Credit card	405	597	1,002	1,269	759	2,028
Direct/Indirect and other consumer	(4)	633	629	(75)	1,958	1,883
Total consumer			2,235			4,971
U.S. commercial	621	1,287	1,908	381	6,862	7,243
Non-U.S. commercial	66	660	726	12	4,309	4,321
Commercial real estate	(217)	55	(162)	302	2,265	2,567
Commercial lease financing	60	100	160	1	172	173
Total commercial			2,632			14,304
Total loans and leases			4,867			19,275
Other earning assets	1,008	1,053	2,061	(343)	4,680	4,337
Net increase in interest income			$ 16,397			$ 57,826
Increase (decrease) in interest expense						
U.S. interest-bearing deposits						
Demand and money market deposit accounts	$ (21)	$ 5,371	$ 5,350	$ (96)	$ 12,478	$ 12,382
Time and savings deposits	2,754	3,028	5,782	429	6,119	6,548
Total U.S. interest-bearing deposits			11,132			18,930
Non-U.S. interest-bearing deposits	423	724	1,147	146	2,369	2,515
Total interest-bearing deposits			12,279			21,445
Federal funds purchased, securities loaned or sold under agreements to repurchase	4,533	(1,339)	3,194	1,662	14,804	16,466
Short-term borrowings and other interest bearing liabilities	(202)	993	791	312	6,797	7,109
Trading account liabilities	277	(129)	148	(156)	661	505
Long-term debt	(152)	956	804	74	7,629	7,703
Net increase in interest expense			17,216			53,228
Net increase (decrease) in net interest income [2]			$ (819)			$ 4,598

[1] The changes for each category of interest income and expense are divided between the portion of change attributable to the variance in volume and the portion of change attributable to the variance in rate for that category. The unallocated change in rate or volume variance is allocated between the rate and volume variances.

[2] Includes an increase in FTE basis adjustments of $52 million from 2023 to 2024 and $129 million from 2022 to 2023.

Business Segment Operations

Segment Description and Basis of Presentation

We report our results of operations through the following four business segments: *Consumer Banking*, *GWIM*, *Global Banking* and *Global Markets*, with the remaining operations recorded in *All Other*. We manage our segments and report their results on an FTE basis. The primary activities, products and businesses of the business segments and *All Other* are shown below.



Bank of America Corporation
Consumer Banking
Global Wealth & Investment Management
Global Banking
Global Markets
All Other
Deposits
Consumer Deposits
Consumer Investments
Small Business Client Management
Consumer Lending
Consumer and Small Business Credit Card
Debit Card
Consumer Real Estate Loans
Consumer Vehicle Lending
Merrill Wealth Management
Bank of America Private Bank
Global Investment Banking
Global Corporate Banking
Global Commercial Banking
Business Banking
Fixed Income, Currencies and Commodities Markets
Equity Markets
ALM Activities
Liquidating Businesses
Equity Investments
Corporate Activities and Residual Expense Allocations
Accounting Reclassifications and Eliminations

We periodically review capital allocated to our businesses and allocate capital annually during the strategic and capital planning processes. We utilize a methodology that considers the effect of regulatory capital requirements in addition to internal risk-based capital models. Our internal risk-based capital models use a risk-adjusted methodology incorporating each segment's credit, market, interest rate, business and operational risk components. For more information on the nature of these risks, see Managing Risk on page 88. The capital allocated to the business segments is referred to as allocated capital. Allocated equity in the reporting units is comprised of allocated capital plus capital for the portion of goodwill and intangibles specifically assigned to the reporting unit. For more information, including the definition of a reporting unit, see *Note 7 – Goodwill and Intangible Assets* to the Consolidated Financial Statements.

For more information on our presentation of financial information on an FTE basis, see Supplemental Financial Data on page 73, and for reconciliations to consolidated total revenue, net income and year-end total assets, see *Note 23 – Business Segment Information* to the Consolidated Financial Statements.

Key Performance Indicators

We present certain key financial and nonfinancial performance indicators that management uses when evaluating segment results. We believe they are useful to investors because they provide additional information about our segments' operational performance, client trends and business growth.

Consumer Banking

(Dollars in millions)	Deposits		Consumer Lending		Total Consumer Banking		% Change
	2024	2023	**2024**	2023	**2024**	2023	
Net interest income	$ **21,217**	$ 22,545	$ **11,861**	$ 11,144	$ **33,078**	$ 33,689	(2)%
Noninterest income:							
Card income	**(41)**	(40)	**5,473**	5,304	**5,432**	5,264	3
Service charges	**2,443**	2,314	**2**	3	**2,445**	2,317	6
All other income	**410**	607	**71**	154	**481**	761	(37)
Total noninterest income	**2,812**	2,881	**5,546**	5,461	**8,358**	8,342	—
Total revenue, net of interest expense	**24,029**	25,426	**17,407**	16,605	**41,436**	42,031	(1)
Provision for credit losses	**303**	491	**4,684**	4,667	**4,987**	5,158	(3)
Noninterest expense	**13,707**	13,358	**8,397**	8,058	**22,104**	21,416	3
Income before income taxes	**10,019**	11,577	**4,326**	3,880	**14,345**	15,457	(7)
Income tax expense	**2,504**	2,894	**1,082**	970	**3,586**	3,864	(7)
Net income	$ **7,515**	$ 8,683	$ **3,244**	$ 2,910	$ **10,759**	$ 11,593	(7)
Effective tax rate [1]					**25.0 %**	25.0 %	
Net interest yield	**2.25 %**	2.28 %	**3.83 %**	3.66 %	**3.34 %**	3.26 %	
Return on average allocated capital	**55**	63	**11**	10	**25**	28	
Efficiency ratio	**57.04**	52.54	**48.24**	48.52	**53.35**	50.95	
Balance Sheet							
Average							
Total loans and leases	$ **4,342**	$ 4,129	$ **309,450**	$ 304,561	$ **313,792**	$ 308,690	2 %
Total earning assets [2]	**943,170**	989,000	**309,624**	304,838	**988,950**	1,032,525	(4)
Total assets [2]	**975,704**	1,022,361	**314,450**	310,805	**1,026,310**	1,071,853	(4)
Total deposits	**940,662**	987,675	**4,887**	5,075	**945,549**	992,750	(5)
Allocated capital	**13,700**	13,700	**29,550**	28,300	**43,250**	42,000	3
Year End							
Total loans and leases	$ **4,510**	$ 4,218	$ **314,244**	$ 310,901	$ **318,754**	$ 315,119	1 %
Total earning assets [2]	**949,523**	965,088	**314,527**	311,008	**995,369**	1,009,360	(1)
Total assets [2]	**983,518**	999,372	**319,533**	317,194	**1,034,370**	1,049,830	(1)
Total deposits	**947,837**	964,136	**4,474**	5,436	**952,311**	969,572	(2)

[1] Estimated at the segment level only.
[2] In segments and businesses where the total of liabilities and equity exceeds assets, we allocate assets from *All Other* to match the segments' and businesses' liabilities and allocated shareholders' equity. As a result, total earning assets and total assets of the businesses may not equal total *Consumer Banking*.

Consumer Banking, comprised of Deposits and Consumer Lending, offers a diversified range of credit, banking and investment products and services to consumers and small businesses. Deposits and Consumer Lending include the net impact of migrating customers and their related deposit, brokerage asset and loan balances between Deposits, Consumer Lending and *GWIM*, as well as other client-managed businesses. Our customers and clients have access to a coast-to-coast network including financial centers in 39 states and the District of Columbia. As of December 31, 2024, our network includes approximately 3,700 financial centers, approximately 15,000 ATMs, nationwide call centers and leading digital banking platforms with approximately 48 million active users, including approximately 40 million active mobile users.

Consumer Banking Results

Net income for *Consumer Banking* decreased $834 million to $10.8 billion primarily due to higher noninterest expense and lower revenue, partially offset by lower provision for credit losses. Net interest income decreased $611 million to $33.1 billion primarily driven by lower deposit balances, partially offset by higher loan balances. Noninterest income increased $16 million to $8.4 billion, relatively unchanged from the same period a year ago.

The provision for credit losses decreased $171 million to $5.0 billion primarily driven by lower overdraft losses from fraud activity. Noninterest expense increased $688 million to $22.1 billion primarily driven by investments in the business, including

operations, technology and people.

The return on average allocated capital was 25 percent, down from 28 percent, due to an increase in allocated capital and lower net income. For information on capital allocated to the business segments, see Business Segment Operations on page 78.

Deposits

Deposits includes the results of consumer deposit activities that consist of a comprehensive range of products provided to consumers and small businesses. Our deposit products include noninterest- and interest-bearing checking accounts, money market savings accounts, traditional savings accounts, CDs and IRAs, as well as investment accounts and products. Net interest income is allocated to deposit products using our funds transfer pricing process that matches assets and liabilities with similar interest rate sensitivity and maturity characteristics. Deposits generates fees such as account service fees, non-sufficient funds fees, overdraft charges and ATM fees, as well as investment and brokerage fees from Consumer Investment accounts. Consumer Investments serves investment client relationships through the Merrill Edge integrated investing and banking service platform, providing investment advice and guidance, client brokerage asset services, self-directed online investing and key banking capabilities including access to the Corporation's network of financial centers and ATMs.

Net income for Deposits decreased $1.2 billion to $7.5 billion primarily due to lower revenue and higher noninterest expense, partially offset by lower provision for credit losses. Net interest income decreased $1.3 billion to $21.2 billion primarily driven by lower deposit balances. Noninterest income was $2.8 billion, relatively unchanged from the same period a year ago.

The provision for credit losses decreased $188 million to $303 million primarily driven by lower overdraft losses from fraud activity. Noninterest expense increased $349 million to $13.7 billion primarily driven by investments in the business, including people, technology and operations.

Average deposits decreased $47.0 billion to $940.7 billion primarily due to net outflows of $54.6 billion in money market savings and $20.6 billion in checking, partially offset by growth in time deposits of $37.2 billion.

The table below provides key performance indicators for Deposits. Management uses these metrics, and we believe they are useful to investors because they provide additional information to evaluate our deposit profitability and digital/mobile trends.

Key Statistics – Deposits

	2024	2023
Total deposit spreads (excludes noninterest costs) [1]	2.77%	2.70%
Year end		
Consumer investment assets (in millions) [2]	$ 517,835	$424,410
Active digital banking users (in thousands) [3]	48,150	46,265
Active mobile banking users (in thousands) [4]	39,958	37,927
Financial centers	3,700	3,845
ATMs	14,893	15,168

[1] Includes deposits held in Consumer Lending.
[2] Includes client brokerage assets, deposit sweep balances, Bank of America, N.A. brokered CDs and AUM in *Consumer Banking*.
[3] Represents mobile and/or online active users over the past 90 days.
[4] Represents mobile active users over the past 90 days.

Consumer investment assets increased $93.4 billion to $517.8 billion driven by market performance and positive net client flows. Active mobile banking users increased approximately two million, reflecting client growth and continuing changes in our clients' banking preferences. We had a net decrease of 145 financial centers and 275 ATMs as we continued to optimize our consumer banking network.

Consumer Lending

Consumer Lending offers products to consumers and small businesses across the U.S. The products offered include debit and credit cards, residential mortgages and home equity loans, and direct and indirect loans such as automotive, recreational vehicle and consumer personal loans. In addition to earning net interest spread revenue on its lending activities, Consumer Lending generates interchange revenue from debit and credit card transactions, late fees, cash advance fees, annual credit card fees, mortgage banking fee income and other miscellaneous fees. Consumer Lending products are available to our customers through our retail network, direct telephone, and online and mobile channels. Consumer Lending results also include the impact of servicing residential mortgages and home equity loans, including loans held on the balance sheet of Consumer Lending and loans serviced for others.

Net income for Consumer Lending increased $334 million to $3.2 billion primarily driven by higher revenue, partially offset by higher noninterest expense. Net interest income increased $717 million to $11.9 billion primarily due to the impact of higher loan balances. Noninterest income increased $85 million to $5.5 billion, primarily driven by higher card income.

The provision for credit losses was $4.7 billion, relatively unchanged from the same period a year ago. Noninterest expense increased $339 million to $8.4 billion primarily driven by investments in the business, including operations, technology and people.

Average loans increased $4.9 billion to $309.5 billion primarily driven by increases in credit card, small business and consumer vehicle loans.

The following table provides key performance indicators for Consumer Lending. Management uses these metrics, and we believe they are useful to investors because they provide additional information about loan growth and profitability.

Key Statistics – Consumer Lending

(Dollars in millions)	2024	2023
Total credit card [1]		
Gross interest yield [2]	12.30 %	11.88 %
Risk-adjusted margin [3]	6.98	7.83
New accounts (in thousands)	3,820	4,275
Purchase volumes	$368,861	$363,117
Debit card purchase volumes	$557,000	$527,074

[1] Includes *GWIM's* credit card portfolio.
[2] Calculated as the effective annual percentage rate divided by average loans.
[3] Calculated as the difference between total revenue, net of interest expense, and net credit losses divided by average loans.

Total risk-adjusted margin decreased 85 bps primarily driven by higher net credit losses, partially offset by higher net interest margin and higher net fee income. Total credit card purchase volumes increased $5.7 billion to $368.9 billion, and debit card purchase volumes increased $29.9 billion to $557.0 billion, reflecting higher levels of consumer spending.

Key Statistics – Loan Production [1]

(Dollars in millions)	2024		2023
Consumer Banking:			
First mortgage	$	10,252	$ 9,145
Home equity		7,450	8,328
Total [2]:			
First mortgage	$	21,104	$ 19,405
Home equity		8,884	9,814

[1] The loan production amounts represent the unpaid principal balance of loans and, in the case of home equity, the principal amount of the total line of credit.
[2] In addition to loan production in *Consumer Banking*, there is also first mortgage and home equity loan production in *GWIM*.

First mortgage loan originations for *Consumer Banking* and the total Corporation increased $1.1 billion and $1.7 billion primarily driven by higher demand.

Home equity production in *Consumer Banking* and the total Corporation decreased $878 million and $930 million primarily driven by lower demand.

Global Wealth & Investment Management

(Dollars in millions)	2024	2023	% Change
Net interest income	$ 6,969	$ 7,147	(2)%
Noninterest income:			
Investment and brokerage services	15,238	13,213	15
All other income	722	745	(3)
Total noninterest income	15,960	13,958	14
Total revenue, net of interest expense	22,929	21,105	9
Provision for credit losses	4	6	(33)
Noninterest expense	17,241	15,836	9
Income before income taxes	5,684	5,263	8
Income tax expense	1,421	1,316	8
Net income	$ 4,263	$ 3,947	8
Effective tax rate	25.0 %	25.0 %	
Net interest yield	2.20	2.17	
Return on average allocated capital	23	21	
Efficiency ratio	75.19	75.04	
Balance Sheet			
Average			
Total loans and leases	$ 223,899	$ 219,503	2 %
Total earning assets	317,283	329,493	(4)
Total assets	331,014	342,531	(3)
Total deposits	287,491	298,335	(4)
Allocated capital	18,500	18,500	—
Year end			
Total loans and leases	$ 231,981	$ 219,657	6 %
Total earning assets	323,496	330,653	(2)
Total assets	338,367	344,626	(2)
Total deposits	292,278	299,657	(2)

GWIM consists of two primary businesses: Merrill Wealth Management and Bank of America Private Bank.

Merrill Wealth Management's advisory business provides a high-touch client experience through a network of financial advisors focused on clients with over $250,000 in total investable assets. Merrill Wealth Management provides tailored solutions to meet clients' needs through a full set of investment management, brokerage, banking and retirement products.

Bank of America Private Bank, together with Merrill Wealth Management's Private Wealth Management business, provides comprehensive wealth management solutions targeted to high net worth and ultra high net worth clients, as well as customized solutions to meet clients' wealth structuring, investment management, trust and banking needs, including specialty asset management services.

Net income for *GWIM* increased $316 million to $4.3 billion primarily due to higher revenue, partially offset by higher noninterest expense. The operating margin was 25 percent, unchanged from the same period a year ago.

Net interest income decreased $178 million to $7.0 billion primarily driven by lower average deposit balances.

Noninterest income, which primarily includes investment and brokerage services income, increased $2.0 billion to $16.0 billion. The increase was primarily driven by higher asset management fees due to higher average equity market valuations and positive AUM flows, as well as higher brokerage fees due to increased transactional volume, partially offset by the impact of lower AUM pricing.

Noninterest expense increased $1.4 billion to $17.2 billion primarily due to higher revenue-related incentives.

The return on average allocated capital was 23 percent, up from 21 percent, due to higher net income. For information on capital allocated to the business segments, see Business Segment Operations on page 78.

Average loans increased $4.4 billion to $223.9 billion, primarily driven by custom lending and residential mortgage loans. Average deposits decreased $10.8 billion to $287.5 billion primarily driven by clients moving deposits to higher yielding investment cash alternatives, including offerings on our investment and brokerage platforms.

Merrill Wealth Management revenue of $19.1 billion increased nine percent primarily driven by higher asset management fees due to the impact of higher average equity market valuations and positive AUM flows, as well as higher brokerage fees due to increased transactional volume.

Bank of America Private Bank revenue of $3.9 billion increased six percent primarily driven by higher asset management fees due to the impact of higher average equity market valuations and client flows.

Key Indicators and Metrics

(Dollars in millions)	2024	2023
Revenue by Business		
Merrill Wealth Management	$ 19,066	$ 17,461
Bank of America Private Bank	3,863	3,644
Total revenue, net of interest expense	$ 22,929	$ 21,105
Client Balances by Business, at year end		
Merrill Wealth Management	$ 3,578,513	$ 3,182,735
Bank of America Private Bank	673,593	606,639
Total client balances	$ 4,252,106	$ 3,789,374
Client Balances by Type, at year end		
Assets under management	$ 1,882,211	$ 1,617,740
Brokerage and other assets	1,888,334	1,688,923
Deposits	292,278	299,657
Loans and leases [1]	234,208	222,287
Less: Managed deposits in assets under management	(44,925)	(39,233)
Total client balances	$ 4,252,106	$ 3,789,374
Assets Under Management Rollforward		
Assets under management, beginning of year	$ 1,617,740	$ 1,401,474
Net client flows	79,227	52,227
Market valuation/other	185,244	164,039
Total assets under management, end of year	$ 1,882,211	$ 1,617,740

[1] Includes margin receivables, which are classified in customer and other receivables on the Consolidated Balance Sheet.

Client Balances

Client balances managed under advisory and/or discretion of *GWIM* are AUM and are typically held in diversified portfolios. Fees earned on AUM are calculated as a percentage of clients' AUM balances. The asset management fees charged to clients per year depend on various factors but are commonly driven by the breadth of the client's relationship. The net client AUM flows represent the net change in clients' AUM balances over a specified period of time, excluding market appreciation/depreciation and other adjustments.

Client balances increased $462.7 billion, or 12 percent, to $4.3 trillion at December 31, 2024 compared to December 31, 2023. The increase in client balances was primarily due to the impact of higher market valuations and positive net client flows.

Global Banking

(Dollars in millions)	2024	2023	% Change
Net interest income	$ 13,235	$ 14,645	(10)%
Noninterest income:			
Service charges	3,135	2,952	6
Investment banking fees	3,453	2,819	22
All other income	4,135	4,380	(6)
Total noninterest income	10,723	10,151	6
Total revenue, net of interest expense	23,958	24,796	(3)
Provision for credit losses	883	(586)	n/m
Noninterest expense	11,853	11,344	4
Income before income taxes	11,222	14,038	(20)
Income tax expense	3,086	3,790	(19)
Net income	$ 8,136	$ 10,248	(21)
Effective tax rate	27.5 %	27.0 %	
Net interest yield	2.30	2.73	
Return on average allocated capital	17	21	
Efficiency ratio	49.47	45.75	
Balance Sheet			
Average			
Total loans and leases	$ 373,227	$ 378,762	(1)%
Total earning assets	575,594	535,500	7
Total assets	643,614	602,579	7
Total deposits	545,769	505,627	8
Allocated capital	49,250	49,250	—
Year end			
Total loans and leases	$ 379,473	$ 373,891	1 %
Total earning assets	603,481	552,453	9
Total assets	670,905	621,751	8
Total deposits	578,159	527,060	10

n/m = not meaningful

Global Banking, which includes Global Corporate Banking, Global Commercial Banking, Business Banking and Global Investment Banking, provides a wide range of lending-related products and services, integrated working capital management and treasury solutions, and underwriting and advisory services through our network of offices and client relationship teams. Our lending products and services include commercial loans, leases, commitment facilities, trade finance, commercial real estate lending and asset-based lending. Our treasury solutions business includes treasury management, foreign exchange, short-term investing options and merchant services. We also provide investment banking services to our clients such as debt and equity underwriting and distribution, and merger-related and other advisory services. Underwriting debt and equity issuances, fixed-income and equity research, and certain market-based activities are executed through our global broker-dealer affiliates, which are our primary dealers in several countries. Within *Global Banking*, Global Corporate Banking clients generally include large global corporations, financial institutions and leasing clients. Global Commercial Banking clients generally include middle-market companies, commercial real estate firms and not-for-profit companies. Business Banking clients include

mid-sized U.S.-based businesses requiring customized and integrated financial advice and solutions.

Net income for *Global Banking* decreased $2.1 billion to $8.1 billion driven by higher provision for credit losses, lower revenue and higher noninterest expense.

Net interest income decreased $1.4 billion to $13.2 billion primarily due to higher deposit costs and lower average loan balances, partially offset by the benefit of higher average deposit balances.

Noninterest income increased $572 million to $10.7 billion due to higher investment banking fees and treasury service charges, partially offset by lower leasing-related revenue.

The provision for credit losses increased $1.5 billion to $883 million primarily driven by the commercial real estate office portfolio compared to a benefit in the prior year due to certain improved macroeconomic conditions.

Noninterest expense increased $509 million to $11.9 billion primarily due to continued investments in the business, including people, technology and operations.

The return on average allocated capital was 17 percent, down from 21 percent, due to lower net income. For information on capital allocated to the business segments, see Business Segment Operations on page 78.

Global Corporate, Global Commercial and Business Banking

Global Corporate, Global Commercial and Business Banking each include Business Lending and Global Transaction Services activities. Business Lending includes various lending-related products and services, and related hedging activities, including commercial loans, leases, commitment facilities, trade finance, real estate lending and asset-based lending. Global Transaction Services includes deposits, treasury management, credit card, foreign exchange and short-term investment products. The following table and discussion present a summary of the results, which exclude certain investment banking and other activities in *Global Banking*.

Global Corporate, Global Commercial and Business Banking

	Global Corporate Banking		Global Commercial Banking		Business Banking		Total	
(Dollars in millions)	2024	2023	2024	2023	2024	2023	2024	2023
Revenue								
Business Lending	$ 4,463	$ 4,928	$ 5,027	$ 5,016	$ 231	$ 253	$ 9,721	$ 10,197
Global Transaction Services	5,125	5,746	3,906	4,139	1,474	1,531	10,505	11,416
Total revenue, net of interest expense	$ 9,588	$ 10,674	$ 8,933	$ 9,155	$ 1,705	$ 1,784	$ 20,226	$ 21,613
Balance Sheet								
Average								
Total loans and leases	$ 164,179	$ 171,554	$ 196,650	$ 194,725	$ 12,272	$ 12,285	$ 373,101	$ 378,564
Total deposits	300,154	272,964	193,533	181,905	52,081	50,759	545,768	505,628
Year end								
Total loans and leases	$ 173,013	$ 167,055	$ 194,529	$ 194,565	$ 11,791	$ 12,129	$ 379,333	$ 373,749
Total deposits	316,214	289,961	209,792	188,141	52,152	48,951	578,158	527,053

Business lending revenue decreased $476 million in 2024 compared to 2023 primarily driven by lower net interest income and lower leasing-related revenue, partially offset by higher tax credit activity in affordable housing.

Global Transaction Services revenue decreased $911 million in 2024 compared to 2023 primarily driven by higher deposit costs, partially offset by the benefit of higher average deposit balances and treasury service charges.

Average loans and leases of $373.1 billion decreased one percent in 2024 compared to 2023 due to lower client demand. Average deposits of $545.8 billion increased eight percent in 2024 compared to 2023 due to growth in both domestic and international balances.

Global Investment Banking

Client teams and product specialists underwrite and distribute debt, equity and loan products, and provide advisory services and tailored risk management solutions. The economics of certain investment banking and underwriting activities are shared primarily between *Global Banking* and *Global Markets* under an internal revenue-sharing arrangement. *Global Banking* originates certain deal-related transactions with our corporate and commercial clients that are executed and distributed by *Global Markets*. To provide a complete discussion of our consolidated investment banking fees, the table below presents total Corporation investment banking fees and the portion attributable to *Global Banking*.

Investment Banking Fees

	Global Banking		Total Corporation	
(Dollars in millions)	2024	2023	2024	2023
Products				
Advisory	$ 1,504	$ 1,392	$ 1,690	$ 1,575
Debt issuance	1,398	1,073	3,310	2,403
Equity issuance	551	354	1,354	886
Gross investment banking fees	3,453	2,819	6,354	4,864
Self-led deals	(32)	(43)	(168)	(156)
Total investment banking fees	$ 3,421	$ 2,776	$ 6,186	$ 4,708

Total Corporation investment banking fees, which exclude self-led deals and are primarily included within *Global Banking* and *Global Markets*, increased 31 percent to $6.2 billion compared to the same period in 2023 primarily due to higher debt and equity issuance fees and higher advisory fees.

Global Markets

(Dollars in millions)	2024	2023	% Change
Net interest income	$ 3,375	$ 1,678	101 %
Noninterest income:			
Investment and brokerage services	2,128	1,993	7
Investment banking fees	2,655	1,874	42
Market making and similar activities	12,778	13,430	(5)
All other income	876	552	59
Total noninterest income	18,437	17,849	3
Total revenue, net of interest expense	21,812	19,527	12
Provision for credit losses	(32)	(131)	n/m
Noninterest expense	13,926	13,206	5
Income before income taxes	7,918	6,452	23
Income tax expense	2,296	1,774	29
Net income	$ 5,622	$ 4,678	20
Effective tax rate	29.0 %	27.5 %	
Return on average allocated capital	12	10	
Efficiency ratio	63.84	67.63	
Balance Sheet			
Average			
Trading-related assets:			
Trading account securities	$ 324,065	$ 318,443	2 %
Reverse repurchases	137,052	133,735	2
Securities borrowed	135,108	121,547	11
Derivative assets	37,795	44,303	(15)
Total trading-related assets	634,020	618,028	3
Total loans and leases	140,557	129,657	8
Total earning assets	710,604	652,352	9
Total assets	911,718	869,756	5
Total deposits	34,120	33,278	3
Allocated capital	45,500	45,500	—
Year end			
Total trading-related assets	$ 580,557	$ 542,544	7 %
Total loans and leases	157,450	136,223	16
Total earning assets	687,678	637,955	8
Total assets	876,605	817,588	7
Total deposits	38,848	34,833	12

n/m = not meaningful

Global Markets offers sales and trading services and research services to institutional clients across fixed-income, credit, currency, commodity and equity businesses. *Global Markets* product coverage includes securities and derivative products in both the primary and secondary markets. *Global Markets* provides market-making, financing, securities clearing, settlement and custody services globally to our institutional investor clients in support of their investing and trading activities. We also work with our commercial and corporate clients to provide risk management products using interest rate, equity, credit, currency and commodity derivatives, foreign exchange, fixed-income and mortgage-related products. As a result of our market-making activities in these products, we may be required to manage risk in a broad range of financial products including government securities, equity and equity-linked securities, high-grade and high-yield corporate debt securities, syndicated loans, MBS, commodities and asset-backed securities. The economics of certain investment banking and underwriting activities are shared primarily between *Global Markets* and *Global Banking* under an internal revenue-sharing arrangement. *Global Banking* originates certain deal-related transactions with our corporate and commercial clients that are executed and distributed by *Global Markets*. For information on investment banking fees on a consolidated basis, see page 84.

The following explanations for year-over-year changes in results for *Global Markets*, including those disclosed under Sales and Trading Revenue, are the same for amounts including and excluding net DVA. Amounts excluding net DVA are a non-GAAP financial measure. For more information on net DVA, see Supplemental Financial Data on page 73.

Net income for *Global Markets* increased $944 million to $5.6 billion. Net DVA losses were $113 million compared to losses of $236 million in 2023. Excluding net DVA, net income increased $851 million to $5.7 billion. These increases were primarily driven by higher revenue, partially offset by higher noninterest expense.

Revenue increased $2.3 billion to $21.8 billion primarily due to higher sales and trading revenue and investment banking fees. Sales and trading revenue increased $1.4 billion, and excluding net DVA, increased $1.3 billion. These increases were driven by higher revenue in both Equities and FICC. Noninterest expense increased $720 million to $13.9 billion, primarily driven by revenue-related expenses and continued investments in the business, including technology.

Average total assets increased $42.0 billion to $911.7 billion, driven by higher levels of inventory, loan growth and increased financing activity. Year-end total assets increased

$59.0 billion to $876.6 billion driven by the same factors as average assets.

The return on average allocated capital was 12 percent, up from 10 percent, reflecting higher net income. For information on capital allocated to the business segments, see Business Segment Operations on page 78.

Sales and Trading Revenue

Sales and trading revenue includes unrealized and realized gains and losses on trading and other assets that are included in market making and similar activities, net interest income, and fees primarily from commissions on equity securities. Sales and trading revenue is segregated into fixed-income (government debt obligations, investment and non-investment grade corporate debt obligations, commercial MBS, residential mortgage-backed securities, collateralized loan obligations, interest rate and credit derivative contracts), currencies (interest rate and foreign exchange contracts), commodities (primarily futures, forwards, swaps and options) and equities (equity-linked derivatives and cash equity activity). The following table and related discussion present sales and trading revenue, substantially all of which is in *Global Markets,* with the remainder in *Global Banking*. In addition, the following table and related discussion also present sales and trading revenue, excluding net DVA, which is a non-GAAP financial measure. For more information on net DVA, see Supplemental Financial Data on page 73.

Sales and Trading Revenue [1, 2, 3]

(Dollars in millions)	2024	2023
Sales and trading revenue [2]		
Fixed-income, currencies and commodities	$ 11,371	$ 10,896
Equities	7,436	6,480
Total sales and trading revenue	$ 18,807	$ 17,376
Sales and trading revenue, excluding net DVA [4]		
Fixed-income, currencies and commodities	$ 11,468	$ 11,122
Equities	7,452	6,490
Total sales and trading revenue, excluding net DVA	$ 18,920	$ 17,612

[1] For more information on sales and trading revenue, see *Note 3 – Derivatives* to the Consolidated Financial Statements.
[2] Includes FTE adjustments of $890 million and $546 million for 2024 and 2023.
[3] Includes *Global Banking* sales and trading revenue of $677 million and $654 million for 2024 and 2023.
[4] FICC and Equities sales and trading revenue, excluding net DVA, is a non-GAAP financial measure. FICC net DVA losses were $97 million and $226 million for 2024 and 2023. Equities net DVA losses were $16 million and $10 million for 2024 and 2023.

Including and excluding net DVA, FICC revenue increased $475 million and $346 million driven by improved trading performance in mortgages. Including and excluding net DVA, Equities revenue increased $956 million and $962 million driven by increased client activity and improved trading performance in cash and derivatives.

All Other

(Dollars in millions)	2024	2023	% Change
Net interest income	$ 22	$ 339	(94)%
Noninterest income (loss)	(7,651)	(8,650)	(12)
Total revenue, net of interest expense	(7,629)	(8,311)	(8)
Provision for credit losses	(21)	(53)	(60)
Noninterest expense	1,688	4,043	(58)
Loss before income taxes	(9,296)	(12,301)	(24)
Income tax benefit	(7,648)	(8,350)	(8)
Net loss	$ (1,648)	$ (3,951)	(58)
Balance Sheet			
Average			
Total loans and leases	$ 8,606	$ 9,644	(11)%
Total assets [1]	371,572	266,794	39
Total deposits	111,177	57,551	93
Year end			
Total loans and leases	$ 8,177	$ 8,842	(8)%
Total assets [1]	341,272	346,356	(1)
Total deposits	103,871	92,705	12

[1] In segments where the total of liabilities and equity exceeds assets, which are generally deposit-taking segments, we allocate assets from *All Other* to those segments to match liabilities (i.e., deposits) and allocated shareholders' equity. Average allocated assets were $954.6 billion and $975.9 billion for 2024 and 2023 and year-end allocated assets were $978.4 billion and $972.9 billion at December 31, 2024 and 2023.

All Other primarily consists of asset and liability management (ALM) activities, liquidating businesses and certain expenses not otherwise allocated to a business segment. ALM activities encompass interest rate and foreign currency risk management activities for which substantially all of the results are allocated to our business segments. For more information on our ALM activities, see *Note 23 – Business Segment Information* to the Consolidated Financial Statements.

The net loss in *All Other* decreased $2.3 billion to $1.6 billion primarily due to lower noninterest expense and higher revenue.

Noninterest income increased $999 million primarily due to the net $1.6 billion charge recorded in the prior year due to the announcement of BSBY's cessation, partially offset by a charge related to Visa's increase in its litigation escrow account and certain negative valuation adjustments.

Noninterest expense decreased $2.4 billion to $1.7 billion primarily due to the $2.1 billion accrual recorded in the prior year for the FDIC special assessment resulting from the closure of Silicon Valley Bank and Signature Bank, and lower expenses related to a liquidating business activity.

The income tax benefit was $7.6 billion in 2024 compared to $8.4 billion in 2023. The decrease in the income tax benefit was primarily due to the benefits recorded against pretax charges in 2023 for the FDIC special assessment and the impact of BSBY's cessation.

Managing Risk

Risk is inherent in all our business activities. Sound risk management enables us to serve our customers and deliver for our shareholders. If not managed well, risk can result in financial loss, regulatory sanctions and penalties, litigation, and damage to our reputation, each of which may adversely impact our ability to execute our business strategies. We take a comprehensive approach to risk management with a defined Risk Framework and an articulated Risk Appetite Statement, which are approved annually by the Board's Enterprise Risk Committee (ERC) and the Board.

The seven key types of risk faced by the Corporation are strategic, credit, market, liquidity, compliance, operational and reputational.

- Strategic risk is the risk to current or projected financial condition arising from incorrect assumptions about external or internal factors, inappropriate business plans, ineffective business strategy execution or failure to respond in a timely manner to changes in the regulatory, macroeconomic or competitive environments in the geographic locations in which we operate.
- Credit risk is the risk of loss arising from the inability or failure of a borrower or counterparty to meet its obligations.
- Market risk is the risk that changes in market conditions adversely impact the value of assets or liabilities or otherwise negatively impact earnings. Market risk is composed of price risk and interest rate risk.
- Liquidity risk is the risk of the inability to meet expected or unexpected cash flow and collateral needs while continuing to support our businesses and customers under a range of economic conditions.
- Compliance risk is the risk of legal action or regulatory sanctions, material financial loss or damage to the reputation of the Corporation arising from the failure of the Corporation to comply with the requirements of applicable laws, rules and regulations (LRRs) and our internal policies and procedures.
- Operational risk is the risk of loss resulting from inadequate or failed internal processes or systems, people or external events.
- Reputational risk is the risk that negative perception of the Corporation may adversely impact profitability or operations.

The following sections address in more detail the specific procedures, measures and analyses of the major categories of risk.

As set forth in our Risk Framework, a culture of managing risk well is fundamental to our values and our purpose, and how we drive Responsible Growth. It requires us to focus on risk in all activities and encourages the necessary mindset and behavior to enable effective risk management and promote sound risk-taking within our risk appetite. Sustaining a culture of managing risk well throughout the organization is critical to the success of the Corporation and is a clear expectation of our executive management team and the Board.

Our Risk Framework serves as the foundation for the consistent and effective management of risks facing the Corporation. The Risk Framework sets forth roles and responsibilities for the management of risk and provides a blueprint for how the Board, through delegation of authority to committees and executive officers, establishes risk appetite and associated limits for our activities.

Executive management assesses, with Board oversight, the risk-adjusted returns of each business. Management reviews and approves the strategic and financial operating plans, as well as the capital plan and Risk Appetite Statement, and recommends them annually to the Board for approval. Our strategic plan takes into consideration return objectives and financial resources, which must align with risk capacity and risk appetite. Management sets financial objectives for each business by allocating capital and setting a target for return on capital for each business. Capital allocations are regularly evaluated as part of our overall governance processes as the businesses and the economic environment in which we operate continue to evolve. For more information regarding capital allocations, see Business Segment Operations on page 78.

The Corporation's risk appetite indicates the amount of capital, earnings or liquidity we are willing to put at risk to achieve our strategic objectives and business plans, consistent with applicable regulatory requirements. It also provides a common framework that includes a set of measures to assist senior management and the Board in assessing the Corporation's risk profile across all risk types against our risk appetite and risk capacity. Our risk appetite is formally articulated in the Risk Appetite Statement, which includes both qualitative statements and quantitative limits.

Our overall capacity to take risk is limited. Accordingly, we prioritize the risks we take in order to maintain a strong and flexible financial position so we can weather challenging economic times and take advantage of organic growth opportunities while complying with all applicable regulatory requirements. Therefore, we set objectives and targets for capital and liquidity that permit us to continue to operate in a safe and sound manner at all times, including during periods of stress. We also maintain strong operational risk management and operational resiliency capabilities so we can meet the expectations of our customers and clients through a range of operating conditions.

Our lines of business operate with risk limits that align with the Corporation's risk appetite. Management is responsible for tracking and reporting performance measurements as well as any breaches or exceptions to risk appetite limits. The Board, and its committees when appropriate, oversee financial performance, execution of the strategic and financial operating plans, adherence to risk appetite limits and the adequacy of internal controls.

For a more detailed discussion of our risk management activities, see the discussion below and pages 91 through 125.

Risk Management Governance

The Risk Framework describes delegations of authority whereby the Board and its committees may delegate authority to management-level committees or executive officers. Such delegations may authorize certain decision-making and approval functions, which may be evidenced in documents such as committee charters, job descriptions, meeting minutes and resolutions.

The chart below illustrates the interrelationship among the Board, Board committees and management committees that have the majority of risk oversight responsibilities for the Corporation.



Board of Directors
Board Committees
Audit Committee
Enterprise Risk Committee
Compensation and Human Capital Committee
Corporate Governance, ESG, and Sustainability Committee
Management Committees
Disclosure Committee (1)
Management Risk Committee
Regulation O Committee
Corporate Benefits Committee
Management Compensation Committee

(1) Reports to the CEO and CFO with oversight by the Audit Committee

Board of Directors and Board Committees

The Board is composed of 14 directors, all but one of whom are independent. The Board authorizes management to maintain an effective Risk Framework and oversees compliance with safe and sound banking practices. In addition, the Board or its committees conduct inquiries of, and receive reports from senior management on, risk-related matters to assess scope or resource limitations that could impede the ability of Global Risk Management (GRM) and/or Corporate Audit to execute its responsibilities. The Board committees discussed below have the principal responsibility for enterprise-wide oversight of our risk management activities. Through these activities, the Board and applicable committees are provided with information on our risk profile and oversee senior management addressing key risks we face. Other Board committees, as described below, provide additional oversight of specific risks.

Each of the committees shown on the above chart regularly reports to the Board on risk-related matters within the committee's responsibilities, which is intended to collectively provide the Board with integrated insight about our management of enterprise-wide risks.

Audit Committee

The Audit Committee oversees the qualifications, performance and independence of the Independent Registered Public Accounting Firm, the performance of our corporate audit function, the integrity of our consolidated financial statements, our compliance with legal and regulatory requirements, and makes inquiries of senior management or the Chief Audit Executive (CAE) to determine whether there are scope or resource limitations that impede the ability of Corporate Audit to execute its responsibilities. The Audit Committee is also responsible for overseeing compliance risks pursuant to the New York Stock Exchange listing standards.

Enterprise Risk Committee

The ERC oversees the Corporation's Risk Framework, risk appetite and senior management's responsibilities for the identification, measurement, monitoring and control of key risks facing the Corporation. The ERC may consult with other Board committees on risk-related matters such as the Audit Committee for compliance risks.

Other Board Committees

Our Corporate Governance, ESG, and Sustainability Committee oversees corporate governance matters, including periodically reviewing and making recommendations to the Board on Board succession planning and composition matters, conducting an annual review of the Board's performance and leading itself and the Board's other committees in an annual assessment of their performance. The committee also oversees sustainability matters (other than human capital matters), including the Corporation's public policy engagement, sustainability initiatives, charitable contributions, and community reinvestment activities and performance.

Our Compensation and Human Capital Committee oversees establishing, maintaining and administering our compensation programs and employee benefit plans, including approving and recommending our Chief Executive Officer's (CEO) compensation to our Board for further approval by all independent directors; reviewing and approving our executive officers' compensation, as well as compensation for non-management directors; and reviewing certain other human capital management topics.

Management Committees

Management committees receive their authority from the Board, a Board committee, or another management committee. Our primary management risk committee is the MRC. Subject to Board oversight, the MRC is responsible for management oversight of key risks facing the Corporation, including an integrated evaluation of risk, earnings, capital and liquidity.

Executive Officers

Executive officers lead various functions representing the functional roles. Authority for functional roles may be delegated to executive officers from the Board, Board committees or management-level committees. Executive officers, in turn, may further delegate responsibilities, as appropriate, to management-level committees, management routines or individuals. Executive officers review our activities for consistency with our Risk Framework, risk appetite, and applicable strategic, capital and financial operating plans, as well as applicable policies and standards. Executive officers and other employees make decisions individually on a day-to-day basis, consistent with the authority they have been delegated.

Executive officers and other employees may also serve on committees and participate in committee decisions.

Lines of Defense

We have clear ownership and accountability for managing risk across three lines of defense: Front Line Units (FLUs), GRM and Corporate Audit. We also have control functions outside of FLUs and GRM (e.g., Legal and Global Human Resources). The three lines of defense are integrated into our management-level governance structure. Each of these functional roles is further described in this section.

Front Line Units and Control Functions

FLUs, which include the business segments and underlying businesses, as well as the organizations that support technology and operations for the Corporation, are responsible for appropriately assessing and effectively managing all of the risks associated with their activities. Control functions provide guidance and subject matter expertise on day-to-day activities affecting the Corporation, as well as by overseeing and managing risks that emanate from their own respective activities.

Global Risk Management

GRM is part of our control functions and operates as our independent risk management function. GRM, led by the Chief Risk Officer (CRO), is responsible for independently assessing and overseeing risks within FLUs and other control functions. GRM establishes written enterprise policies and procedures outlining how aggregate risks are identified, measured, monitored and controlled.

The CRO has the stature, authority and independence needed to develop and implement a meaningful risk management framework and practices to guide the Corporation in managing risk. The CRO has unrestricted access to the Board and reports directly to both the ERC and the CEO. GRM is organized into horizontal risk teams that cover a specific risk area and vertical CRO teams that cover a particular FLU or control function. These teams work collaboratively in executing their respective duties.

Corporate Audit

Corporate Audit and the CAE maintain their independence from the FLUs, GRM and other control functions by reporting directly to the Audit Committee. The CAE administratively reports to the CEO. Corporate Audit provides independent assessment and validation through testing of key processes and controls across the Corporation. Corporate Audit includes Credit Review, which provides an independent assessment of credit lending decisions and the effectiveness of credit processes across the Corporation's credit platform through examinations and monitoring.

Risk Management Processes

The Risk Framework requires that strong risk management practices are integrated in key strategic, capital and financial planning processes and in day-to-day business processes across the Corporation, thereby ensuring risks are appropriately considered, evaluated and responded to in a timely manner. We employ an effective risk management process, referred to as Identify, Measure, Monitor and Control, as part of our daily activities.

Identify – To be effectively managed, risks must be proactively identified and well understood. Proper risk identification focuses on recognizing and understanding key risks inherent in our business activities or key risks that may arise from external factors. Each employee is expected to identify and escalate risks promptly. Risk identification is an ongoing process that incorporates input from FLUs and control functions. It is designed to be forward-looking and to capture relevant risk factors across all of our lines of business.

Measure – Once a risk is identified, it must be prioritized and accurately measured through a systematic process including qualitative statements and quantitative limits. Risk is measured at various levels, including, but not limited to, risk type, FLU and legal entity, and also on an aggregate basis. This risk measurement process helps to capture changes in our risk profile due to changes in strategic direction, concentrations, portfolio quality and the overall economic environment. Senior management considers how risk exposures might evolve under a variety of stress scenarios.

Monitor – We monitor risk levels regularly to track adherence to risk appetite, policies and standards. We also regularly update risk assessments and review risk exposures. Through our monitoring, we know our level of risk relative to limits and can take action in a timely manner. We also know when risk limits are breached and have processes to appropriately report and escalate exceptions. This includes timely requests for approval to managers and alerts to executive management, management-level committees or the Board (directly or through an appropriate committee).

Control – We establish and communicate risk limits and controls through policies, standards, procedures and processes. The limits and controls can be adjusted by senior management or the Board when conditions or risk tolerances warrant. These limits may be absolute (e.g., loan amount, trading volume, operational loss) or relative (e.g., percentage of loan book in higher-risk categories). Our FLUs are held accountable for performing within the established limits.

The formal processes used to manage risk represent a part of our overall risk management process. We instill a strong and comprehensive culture of managing risk well through communications, training, policies, procedures and organizational roles and responsibilities. Establishing a culture reflective of our purpose to help make our customers' financial lives better and delivering on Responsible Growth is also critical to effective risk management. We are committed to the highest principles of ethical and professional conduct. Conduct risk is the risk of improper actions, behaviors or practices by the Corporation, its employees or representatives that are illegal, unethical and/or contrary to our core values that could result in harm to the Corporation, our shareholders or our customers, damage the integrity of the financial markets, or negatively impact our reputation. We have established protocols and structures so that conduct risk is governed and reported across the Corporation appropriately. All employees are held accountable for adhering to the Code of Conduct, operating within our risk appetite and managing risk in their daily business activities. In addition, our performance management and compensation practices encourage responsible risk-taking that is consistent with our Risk Framework and risk appetite.

Corporation-wide Stress Testing

Integral to our Capital Planning, Financial Planning and Strategic Planning processes, we conduct capital scenario management and stress forecasting on a regular basis to better understand balance sheet, earnings and capital sensitivities to a wide range of economic and business scenarios, including economic and market conditions that are more severe than anticipated. These stress forecasts provide an understanding of the potential impacts from our risk profile on the balance sheet, earnings and capital, and serve as a key component of our capital and risk management practices. The intent of stress testing is to develop a comprehensive understanding of potential impacts of on- and off-balance sheet risks at the Corporation and certain subsidiaries and how they impact financial resiliency, which provides confidence to management, regulators and our investors.

Contingency Planning

We have developed and maintain comprehensive contingency plans that are designed to prepare us in advance to respond in the event of potential adverse economic, operational, financial or market stress conditions. These contingency plans include our Financial Contingency and Recovery Plan, which provides monitoring, escalation, actions and routines designed to enable us to increase capital and/or liquidity, access funding sources and reduce risk through consideration of potential options that include asset sales, business sales, capital or debt issuances, and other risk reducing strategies at various levels of capital or liquidity depletion during a period of stress. We also maintain a Resolution Plan to limit adverse systemic impacts that could be associated with a potential resolution of Bank of America.

Strategic Risk Management

Strategic risk is embedded in every business and is one of the major risk categories along with credit, market, liquidity, compliance, operational and reputational risks. This risk results from incorrect assumptions about external or internal factors, inappropriate business plans, ineffective business strategy execution, or failure to respond in a timely manner to changes in the regulatory, macroeconomic or competitive environments in the geographic locations in which we operate, such as competitor actions, changing customer preferences, product obsolescence and technology developments, including rapid advances in artificial intelligence (AI), such as machine learning and generative AI.

An aspect of strategic risk is the risk that the Corporation's capital levels are not adequate to meet minimum regulatory requirements and support execution of business activities or absorb losses from risks during normal or adverse economic and market conditions. As such, capital risk is managed in parallel to strategic risk.

We manage strategic risk through the Strategic Risk Enterprise Policy and integration into the strategic planning process, among other activities. Our strategic plan is consistent with our risk appetite, capital plan and liquidity requirements, and specifically addresses strategic risks impacting each business.

On an annual basis, the Board reviews and approves the strategic plan, capital plan, financial operating plan and Risk Appetite Statement. With oversight by the Board, senior management directs the lines of business to execute our strategic plan consistent with our core operating principles and risk appetite. The executive management team monitors business performance throughout the year and provides the Board with regular progress reports on whether strategic objectives and timelines are being met, including reports on strategic risks and if additional or alternative actions need to be considered or implemented. The regular executive reviews focus on assessing forecasted earnings and returns on capital, the current risk profile, current capital and liquidity requirements, staffing levels and changes required to support the strategic plan, stress testing results, and other qualitative factors such as market growth rates and peer analysis.

Significant strategic actions, such as capital actions, material acquisitions or divestitures, and resolution plans are reviewed and approved by the Board. At the business level, processes are in place to discuss the strategic risk implications of new, expanded or modified businesses, products or services, regulatory change and other strategic initiatives, and to provide formal review and approval where required. With oversight by the Board and the ERC, executive management performs similar analyses throughout the year, and evaluates changes to the financial forecast or the risk, capital or liquidity positions as deemed appropriate to balance and optimize achieving the targeted risk appetite, shareholder returns and maintaining the targeted financial strength. Proprietary models are used to measure the capital requirements for credit, country, market, operational and strategic risks. The allocated capital assigned to each business is based on its unique risk profile. With oversight by the Board, executive management assesses the risk-adjusted returns of each business in approving strategic and financial operating plans. The businesses use allocated capital to define business strategies, and price products and transactions.

Capital Management

The Corporation manages its capital position so that its capital is more than adequate to support its business activities and aligns with risk, risk appetite and strategic planning. Additionally, we seek to maintain safety and soundness at all times, even under adverse scenarios, take advantage of organic growth opportunities, meet obligations to creditors and counterparties, maintain ready access to financial markets, continue to serve as a credit intermediary, remain a source of strength for our subsidiaries, and satisfy current and future regulatory capital requirements. Capital management is integrated into our risk and governance processes, as capital is a key consideration in the development of our strategic plan, risk appetite and risk limits.

We conduct an Internal Capital Adequacy Assessment Process (ICAAP) on a periodic basis. The ICAAP is a forward-looking assessment of our projected capital needs and resources, incorporating earnings, balance sheet and risk forecasts under baseline and adverse economic and market conditions. We utilize periodic stress tests to assess the potential impacts to our balance sheet, earnings, regulatory capital and liquidity under a variety of stress scenarios. We perform qualitative risk assessments to identify and assess material risks not fully captured in our forecasts or stress tests. We assess the potential capital impacts of proposed changes to regulatory capital requirements. Management assesses ICAAP results and provides documented quarterly assessments of the adequacy of our capital guidelines and capital position to the Board or its committees.

We periodically review capital allocated to our businesses and allocate capital annually during the strategic and capital planning processes. For more information, see Business Segment Operations on page 78.

CCAR and Capital Planning

The Federal Reserve requires BHCs to submit a capital plan and planned capital actions on an annual basis, consistent with the rules governing capital planning and the stress capital buffer (SCB) requirement, which include supervisory stress testing by the Federal Reserve. Based on 2024 Comprehensive Capital Analysis and Review (CCAR) stress test results, our SCB is 3.2 percent effective from October 1, 2024 through September 30, 2025.

On July 24, 2024, the Board authorized a $25 billion common stock repurchase program, effective August 1, 2024, which replaced the Corporation's previous program that was initially authorized by the Board in 2021, modified in 2023 and expired on August 1, 2024.

Pursuant to Board authorizations, during 2024 we repurchased $13.1 billion of common stock. For more information, see Part II, Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and issuer Purchases of Equity Securities of our 2024 Annual Report on Form 10-K.

The timing and amount of common stock repurchases are subject to various factors, including the Corporation's capital position, liquidity, financial performance and alternative uses of capital, stock trading price, regulatory requirements and general market conditions, and may be suspended at any time. Such repurchases may be effected through open market purchases or privately negotiated transactions, including repurchase plans that satisfy the conditions of Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (Exchange Act).

Regulatory Capital

As a BHC, we are subject to regulatory capital rules, including Basel 3, issued by U.S. banking regulators. Basel 3 established minimum capital ratios and buffer requirements and outlined two methods of calculating risk-weighted assets (RWA), the Standardized approach and the Advanced approaches. The Standardized approach relies primarily on supervisory risk weights based on exposure type, and the Advanced approaches determine risk weights based on internal models.

The Corporation's depository institution subsidiaries are also subject to the Prompt Corrective Action (PCA) framework. The Corporation and its primary affiliated banking entity, BANA, are Advanced approaches institutions under Basel 3 and are required to report regulatory risk-based capital ratios and RWA under both the Standardized and Advanced approaches. The lower of the capital ratios under Standardized or Advanced approaches compared to their respective regulatory capital ratio requirements is used to assess capital adequacy, including under the PCA framework. As of December 31, 2024, the Common equity tier 1 (CET1) capital, Tier 1 capital and Total capital ratios under the Standardized approach were the binding ratios.

Minimum Capital Requirements

In order to avoid restrictions on capital distributions and discretionary bonus payments to executive officers, the Corporation must meet risk-based capital ratio requirements that include a capital conservation buffer of 2.5 percent (under the Advanced approaches only), an SCB (under the Standardized approach only), plus any applicable countercyclical capital buffer and a global systemically important bank (G-SIB) surcharge. The buffers and surcharge must be comprised solely of CET1 capital. For the period from January 1, 2024 through September 30, 2024, the Corporation's minimum CET1 capital ratio requirements were 10.0 percent under both the Standardized approach and the Advanced approaches. Effective October 1, 2024, the Corporation's minimum CET1 requirements were 10.7 percent under the Standardized approach and 10.0 percent under the Advanced approaches.

The Corporation is required to calculate its G-SIB surcharge on an annual basis under two methods and is subject to the higher of the resulting two surcharges. Method 1 is consistent with the approach prescribed by the Basel Committee's assessment methodology and is calculated using specified indicators of systemic importance. Method 2 modifies the Method 1 approach by, among other factors, including a measure of the Corporation's reliance on short-term wholesale funding. The Corporation's G-SIB surcharge, which is higher under Method 2, is expected to increase to 3.5 percent from 3.0 percent on January 1, 2027, unless its surcharge calculated as of December 31, 2025 is lower than 3.5 percent. At December 31, 2024, the Corporation's CET1 capital ratio of 11.9 percent under the Standardized approach exceeded its CET1 capital ratio requirement.

The Corporation is also required to maintain a minimum supplementary leverage ratio (SLR) of 3.0 percent plus a leverage buffer of 2.0 percent in order to avoid certain restrictions on capital distributions and discretionary bonus payments to executive officers. At December 31, 2024, our insured depository institution subsidiaries exceeded their requirement to maintain a minimum 6.0 percent SLR to be considered well capitalized under the PCA framework. The numerator of the SLR is quarter-end Basel 3 Tier 1 capital. The denominator is total leverage exposure based on the daily average of the sum of on-balance sheet exposures less permitted deductions and the simple average of certain off-balance sheet exposures, as of the end of each month in a quarter.

Capital Composition and Ratios

Table 10 presents Bank of America Corporation's capital ratios and related information in accordance with Basel 3 Standardized and Advanced approaches as measured at December 31, 2024 and 2023. For the periods presented herein, the Corporation met the definition of well capitalized under current regulatory requirements.

Table 10 Bank of America Corporation Regulatory Capital under Basel 3

(Dollars in millions, except as noted)	Standardized Approach [1]		Advanced Approaches [1]		Regulatory Minimum [2]
			December 31, 2024		
Risk-based capital metrics:					
Common equity tier 1 capital	$	201,083	$	201,083	
Tier 1 capital		223,458		223,458	
Total capital [3]		255,363		244,809	
Risk-weighted assets (in billions)		1,696		1,490	
Common equity tier 1 capital ratio		11.9 %		13.5 %	10.7 %
Tier 1 capital ratio		13.2		15.0	12.2
Total capital ratio		15.1		16.4	14.2
Leverage-based metrics:					
Adjusted quarterly average assets (in billions) [4]	$	3,240	$	3,240	
Tier 1 leverage ratio		6.9 %		6.9 %	4.0
Supplementary leverage exposure (in billions)			$	3,818	
Supplementary leverage ratio				5.9 %	5.0
			December 31, 2023		
Risk-based capital metrics:					
Common equity tier 1 capital	$	194,928	$	194,928	
Tier 1 capital		223,323		223,323	
Total capital [3]		251,399		241,449	
Risk-weighted assets (in billions)		1,651		1,459	
Common equity tier 1 capital ratio		11.8 %		13.4 %	9.5 %
Tier 1 capital ratio		13.5		15.3	11.0
Total capital ratio		15.2		16.6	13.0
Leverage-based metrics:					
Adjusted quarterly average assets (in billions) [4]	$	3,135	$	3,135	
Tier 1 leverage ratio		7.1 %		7.1 %	4.0
Supplementary leverage exposure (in billions)			$	3,676	
Supplementary leverage ratio				6.1 %	5.0

[1] Capital ratios as of December 31, 2024 and 2023 are calculated using the regulatory capital rule that allows a five-year transition period related to the adoption of the current expected credit losses (CECL) accounting standard on January 1, 2020.

[2] The CET1 capital regulatory minimum is the sum of the CET1 capital ratio minimum of 4.5 percent, our G-SIB surcharge of 3.0 percent at December 31, 2024 and 2.5 percent at December 31, 2023, and SCB (under the Standardized approach) of 3.2 percent at December 31, 2024 and 2.5 percent at December 31, 2023. The countercyclical capital buffer was zero for both periods. The SLR regulatory minimum includes a leverage buffer of 2.0 percent.

[3] Total capital under the Advanced approaches differs from the Standardized approach due to differences in the amount permitted in Tier 2 capital related to the qualifying allowance for credit losses.

[4] Reflects total average assets adjusted for certain Tier 1 capital deductions.

At December 31, 2024, CET1 capital was $201.1 billion, an increase of $6.2 billion from December 31, 2023, primarily due to earnings, partially offset by capital distributions. Tier 1 capital increased $135 million primarily driven by the increase in CET1 capital, partially offset by preferred stock redemptions. Total capital under the Standardized approach increased $4.0 billion primarily due to an increase in subordinated debt, adjusted allowance for credit losses included in Tier 2 capital, and the increase in Tier 1 capital. RWA under the Standardized approach, which yielded the lower CET1 capital ratio at December 31, 2024, increased $44.5 billion during 2024 to $1,696 billion primarily driven by client activity in *Global Markets* and lending activity in *GWIM, Global Banking* and *Consumer Banking*. Supplementary leverage exposure at December 31, 2024 increased $142.0 billion primarily driven by increased activity in *Global Markets* and ALM activities in *All Other.*

Table 11 shows the capital composition at December 31, 2024 and 2023.

Table 11   Capital Composition under Basel 3

		December 31	
(Dollars in millions)		2024	2023
Total common shareholders' equity	$	272,400	$ 263,249
CECL transitional amount [1]		627	1,254
Goodwill, net of related deferred tax liabilities		(68,649)	(68,648)
Deferred tax assets arising from net operating loss and tax credit carryforwards		(8,097)	(7,912)
Intangibles, other than mortgage servicing rights, net of related deferred tax liabilities		(1,440)	(1,496)
Defined benefit pension plan net assets		(786)	(764)
Cumulative unrealized net (gain) loss related to changes in fair value of financial liabilities attributable to own creditworthiness, net-of-tax		1,491	1,342
Accumulated net (gain) loss on certain cash flow hedges [2]		5,629	8,025
Other		(92)	(122)
Common equity tier 1 capital		**201,083**	**194,928**
Qualifying preferred stock, net of issuance cost		22,391	28,396
Other		(16)	(1)
Tier 1 capital		**223,458**	**223,323**
Tier 2 capital instruments		18,592	15,340
Qualifying allowance for credit losses [3]		13,558	12,920
Other		(245)	(184)
Total capital under the Standardized approach		**255,363**	**251,399**
Adjustment in qualifying allowance for credit losses under the Advanced approaches [3]		(10,554)	(9,950)
Total capital under the Advanced approaches	$	**244,809**	$ **241,449**

[1] December 31, 2024 and 2023 include 25 percent and 50 percent of the CECL transition provision's impact as of December 31, 2021.
[2] Includes amounts in accumulated other comprehensive income (OCI) related to the hedging of items that are not recognized at fair value on the Consolidated Balance Sheet.
[3] Includes the impact of transition provisions related to the CECL accounting standard.

Table 12 shows the components of RWA as measured under Basel 3 at December 31, 2024 and 2023.

Table 12   Risk-weighted Assets under Basel 3

	Standardized Approach	Advanced Approaches	Standardized Approach	Advanced Approaches
		December 31		
(Dollars in billions)		2024		2023
Credit risk	$ 1,623	$ 1,015	$ 1,580	$ 983
Market risk	73	73	71	71
Operational risk	n/a	359	n/a	361
Risks related to credit valuation adjustments	n/a	43	n/a	44
Total risk-weighted assets	$ **1,696**	$ **1,490**	$ 1,651	$ 1,459

n/a = not applicable

Bank of America, N.A. Regulatory Capital

Table 13 presents regulatory capital information for BANA in accordance with Basel 3 Standardized and Advanced approaches as measured at December 31, 2024 and 2023. BANA met the definition of well capitalized under the PCA framework for both periods.

Table 13 Bank of America, N.A. Regulatory Capital under Basel 3

(Dollars in millions, except as noted)	Standardized Approach [1]		Advanced Approaches [1]		Regulatory Minimum [2]
			December 31, 2024		
Risk-based capital metrics:					
Common equity tier 1 capital	$	194,341	$	194,341	
Tier 1 capital		194,341		194,341	
Total capital [3]		209,256		198,923	
Risk-weighted assets (in billions)		1,444		1,151	
Common equity tier 1 capital ratio		13.5 %		16.9 %	7.0 %
Tier 1 capital ratio		13.5		16.9	8.5
Total capital ratio		14.5		17.3	10.5
Leverage-based metrics:					
Adjusted quarterly average assets (in billions) [4]	$	2,546	$	2,546	
Tier 1 leverage ratio		7.6 %		7.6 %	5.0
Supplementary leverage exposure (in billions)			$	3,015	
Supplementary leverage ratio				6.4 %	6.0
			December 31, 2023		
Risk-based capital metrics:					
Common equity tier 1 capital	$	187,621	$	187,621	
Tier 1 capital		187,621		187,621	
Total capital [3]		201,932		192,175	
Risk-weighted assets (in billions)		1,395		1,114	
Common equity tier 1 capital ratio		13.5 %		16.8 %	7.0 %
Tier 1 capital ratio		13.5		16.8	8.5
Total capital ratio		14.5		17.2	10.5
Leverage-based metrics:					
Adjusted quarterly average assets (in billions) [4]	$	2,471	$	2,471	
Tier 1 leverage ratio		7.6 %		7.6 %	5.0
Supplementary leverage exposure (in billions)			$	2,910	
Supplementary leverage ratio				6.4 %	6.0

[1] Capital ratios as of December 31, 2024 and 2023 are calculated using the regulatory capital rule that allows a five-year transition period related to the adoption of the CECL accounting standard on January 1, 2020.
[2] Risk-based capital regulatory minimums at both December 31, 2024 and 2023 are the minimum ratios under Basel 3 including a capital conservation buffer of 2.5 percent. The regulatory minimums for the leverage ratios as of both period ends are the percent required to be considered well capitalized under the PCA framework.
[3] Total capital under the Advanced approaches differs from the Standardized approach due to differences in the amount permitted in Tier 2 capital related to the qualifying allowance for credit losses.
[4] Reflects total average assets adjusted for certain Tier 1 capital deductions.

Total Loss-Absorbing Capacity Requirements

Total loss-absorbing capacity (TLAC) consists of the Corporation's Tier 1 capital and eligible long-term debt issued directly by the Corporation. Eligible long-term debt for TLAC ratios is comprised of unsecured debt that has a remaining maturity of at least one year and satisfies additional requirements as prescribed in the TLAC final rule. As with the risk-based capital ratios and SLR, the Corporation is required to maintain TLAC ratios in excess of minimum requirements plus applicable buffers to avoid restrictions on capital distributions and discretionary bonus payments to executive officers. Table 14 presents the Corporation's TLAC and long-term debt ratios and related information as of December 31, 2024 and 2023.

Table 14 Bank of America Corporation Total Loss-Absorbing Capacity and Long-Term Debt

(Dollars in millions)	TLAC [1]	Regulatory Minimum [2]	Long-term Debt	Regulatory Minimum [3]
	December 31, 2024			
Total eligible balance	$ 459,857		$ 220,666	
Percentage of risk-weighted assets [4]	27.1 %	22.0 %	13.0 %	9.0 %
Percentage of supplementary leverage exposure	12.0	9.5	5.8	4.5
	December 31, 2023			
Total eligible balance	$ 479,156		$ 239,892	
Percentage of risk-weighted assets [4]	29.0 %	22.0 %	14.5 %	8.5 %
Percentage of supplementary leverage exposure	13.0	9.5	6.5	4.5

[1] As of December 31, 2024 and 2023, TLAC ratios are calculated using the regulatory capital rule that allows a five-year transition period related to the adoption of the CECL accounting standard on January 1, 2020.
[2] The TLAC RWA regulatory minimum consists of 18.0 percent plus a TLAC RWA buffer comprised of 2.5 percent plus the Method 1 G-SIB surcharge of 1.5 percent. The countercyclical buffer is zero for both periods. The TLAC supplementary leverage exposure regulatory minimum consists of 7.5 percent plus a 2.0 percent TLAC leverage buffer. The TLAC RWA and leverage buffers must be comprised solely of CET1 capital and Tier 1 capital, respectively.
[3] The long-term debt RWA regulatory minimum is comprised of 6.0 percent plus the Corporation's G-SIB surcharge of 3.0 percent at December 31, 2024 and 2.5 percent at December 31, 2023. The long-term debt leverage exposure regulatory minimum is 4.5 percent. Effective January 1, 2024, the Corporation's G-SIB surcharge, which is higher under Method 2, increased 50 bps, resulting in an increase in our long-term debt RWA regulatory minimum requirement to 9.0 percent from 8.5 percent.
[4] The approach that yields the higher RWA is used to calculate TLAC and long-term debt ratios, which was the Standardized approach as of December 31, 2024 and 2023.

Regulatory Capital and Securities Regulation

The Corporation's principal U.S. broker-dealer subsidiaries are BofA Securities, Inc. (BofAS) and Merrill Lynch, Pierce, Fenner & Smith Incorporated (MLPF&S). The Corporation's principal European subsidiaries undertaking broker-dealer activities are Merrill Lynch International (MLI) and BofA Securities Europe SA (BofASE).

The U.S. broker-dealer subsidiaries are subject to the net capital requirements of Rule 15c3-1 under the Exchange Act. BofAS computes its capital requirements as an alternative net capital broker-dealer under Rule 15c3-1e, and MLPF&S computes its capital requirements in accordance with the alternative standard under Rule 15c3-1. BofAS is registered as a futures commission merchant and is subject to Commodity Futures Trading Commission (CFTC) Regulation 1.17. The U.S. broker-dealer subsidiaries are also registered with the Financial Industry Regulatory Authority, Inc. (FINRA). Pursuant to FINRA Rule 4110, FINRA may impose higher net capital requirements than Rule 15c3-1 under the Exchange Act with respect to each of the broker-dealers.

BofAS provides institutional services, and in accordance with the alternative net capital requirements, is required to maintain tentative net capital in excess of $5.0 billion and net capital in excess of the greater of $1.0 billion or a certain percentage of its reserve requirement in addition to a certain percentage of securities-based swap risk margin. BofAS must also notify the SEC in the event its tentative net capital is less than $6.0 billion. BofAS is also required to hold a certain percentage of its customers' and affiliates' risk-based margin in order to meet its CFTC minimum net capital requirement. At December 31, 2024, BofAS had tentative net capital of $23.6 billion. BofAS also had regulatory net capital of $21.0 billion, which exceeded the minimum requirement of $4.5 billion.

MLPF&S provides retail services. At December 31, 2024, MLPF&S' regulatory net capital was $7.2 billion, which exceeded the minimum requirement of $155 million.

Our European broker-dealers are subject to requirements from U.S. and non-U.S. regulators. MLI, a U.K. investment firm, is regulated by the Prudential Regulation Authority and the Financial Conduct Authority and is subject to certain regulatory capital requirements. At December 31, 2024, MLI's capital resources were $33.8 billion, which exceeded the minimum Pillar 1 requirement of $11.0 billion.

BofASE, an authorized credit institution with its head office located in France, is regulated by the Autorité de Contrôle Prudentiel et de Résolution and the Autorité des Marchés Financiers, and supervised under the Single Supervisory Mechanism by the European Central Bank. At December 31, 2024, BofASE's capital resources were $10.9 billion, which exceeded the minimum Pillar 1 requirement of $3.3 billion.

In addition, MLI and BofASE remained conditionally registered with the SEC as security-based swap dealers, and maintained net liquid assets at December 31, 2024 that exceeded the applicable minimum requirements under the Exchange Act. The entities are also registered as swap dealers with the CFTC and met applicable capital requirements at December 31, 2024.

Liquidity Risk

Funding and Liquidity Risk Management

Our primary liquidity risk management objective is to meet expected or unexpected cash flow and collateral requirements, including payments under long-term debt agreements, commitments to extend credit and customer deposit withdrawals, while continuing to support our businesses and customers under a range of economic conditions. To achieve that objective, we analyze and monitor our liquidity risk under expected and stressed conditions, maintain liquidity and access to diverse funding sources, including our stable deposit base, and seek to align liquidity-related incentives and risks. These liquidity risk management practices have allowed us to effectively manage market fluctuations from the elevated interest rate environment, inflationary pressures and changes in the macroeconomic environment.

We define liquidity as readily available assets, limited to cash and high-quality, liquid, unencumbered securities that we can use to meet our contractual and contingent financial obligations as they arise. We manage our liquidity position through line-of-business and ALM activities, as well as through our legal entity funding strategy, on both a forward and current (including intraday) basis under both expected and stressed conditions. We believe that a centralized approach to funding and liquidity management enhances our ability to monitor liquidity requirements, maximizes access to funding sources, minimizes borrowing costs and facilitates timely responses to liquidity events.

We provide centralized funding and liquidity management through a variety of activities, including monitoring of established limits and liquidity risk appetites, reviews of liquidity risk management controls and production, and reviews of regulatory and internally defined liquidity risk metrics. In addition, GRM provides oversight of centralized liquidity and funding management as well as oversight of liquidity management across FLUs and legal entities. GRM oversees the liquidity risk management governance structure, establishes liquidity risk policies, reports and monitors liquidity risk limits and provides review and challenge of the Corporation's liquidity risk management processes.

The Board, its risk committee and various management committees oversee the Corporation's liquidity activities and risk governance. The Board and/or ERC approve our liquidity risk policy, Financial Contingency and Recovery Plan and liquidity risk appetite limits. Management committees responsible for liquidity governance include the Corporation's Management Risk Committee, Asset and Liability Governance Committee, Liquidity Risk Committee and Asset and Liability Management Investment Committee. For more information, see Managing Risk on page 88. Under this governance framework, we developed certain funding and liquidity risk management practices which include: maintaining liquidity at Bank of America Corporation (Parent) and selected subsidiaries, including our bank subsidiaries and other regulated entities; determining what amounts of liquidity are appropriate for these entities based on analysis of debt maturities and other potential cash outflows, including those that we may experience during stressed market conditions; diversifying funding sources, considering our asset profile and legal entity structure; and performing contingency planning.

NB Holdings Corporation

Bank of America Corporation, as the parent company (Parent), which is a separate and distinct legal entity from our bank and nonbank subsidiaries, has an intercompany arrangement with our wholly-owned holding company subsidiary, NB Holdings Corporation (NB Holdings). We have transferred, and agreed to transfer, additional Parent assets not required to satisfy anticipated near-term expenditures to NB Holdings. The Parent is expected to continue to have access to the same flow of dividends, interest and other amounts of cash necessary to service its debt, pay dividends and perform other obligations as it would have had it not entered into these arrangements and transferred any assets. These arrangements support our preferred single point of entry resolution strategy, under which only the Parent would be resolved under the U.S. Bankruptcy Code.

In consideration for the transfer of assets, NB Holdings issued a subordinated note to the Parent in a principal amount equal to the value of the transferred assets. The aggregate principal amount of the note will increase by the amount of any future asset transfers. NB Holdings also provided the Parent with a committed line of credit that allows the Parent to draw funds necessary to service near-term cash needs. These arrangements support our preferred single point of entry resolution strategy, under which only the Parent would be resolved under the U.S. Bankruptcy Code. These arrangements include provisions to terminate the line of credit, forgive the subordinated note and require the Parent to transfer its remaining financial assets to NB Holdings if our projected liquidity resources deteriorate so severely that resolution of the Parent becomes imminent.

Global Liquidity Sources and Other Unencumbered Assets

We maintain liquidity available to the Corporation, including the Parent and selected subsidiaries, in the form of cash and high-quality, liquid, unencumbered securities. Our liquidity buffer, referred to as Global Liquidity Sources (GLS), is comprised of assets that are readily available to the Parent and selected subsidiaries, including holding company, bank and broker-dealer subsidiaries, even during stressed market conditions. Our cash is primarily on deposit with the Federal Reserve Bank and, to a lesser extent, central banks outside of the U.S. We limit the composition of high-quality, liquid, unencumbered securities to U.S. government securities, U.S. agency securities, U.S. agency mortgage-backed securities and other investment-grade securities, and a select group of non-U.S. government securities. We can obtain cash for these securities, even in stressed conditions, through repurchase agreements or outright sales. We hold our GLS in legal entities that allow us to meet the liquidity requirements of our global businesses, and we consider the impact of potential regulatory, tax, legal and other restrictions that could limit the transferability of funds among entities.

Table 15 presents average GLS for the three months ended December 31, 2024 and 2023.

Table 15 Average Global Liquidity Sources

| (Dollars in billions) | Three Months Ended December 31 | | | |
	2024		2023	
Bank entities	$	777	$	735
Nonbank and other entities [1]		176		162
Total Average Global Liquidity Sources	$	953	$	897

[1] Nonbank includes Parent, NB Holdings and other regulated entities.

Our bank subsidiaries' liquidity is primarily driven by deposit and lending activity, as well as securities valuation and net debt activity. Bank subsidiaries can also generate incremental liquidity by pledging a range of unencumbered loans and securities to certain FHLBs and the Federal Reserve Discount Window. The cash we could have obtained by borrowing against this pool of specifically-identified eligible assets was $328 billion and $312 billion at December 31, 2024 and 2023. We have established operational procedures to enable us to borrow against these assets, including regularly monitoring our total pool of eligible loans and securities collateral. Eligibility is defined in guidelines from the FHLBs and the Federal Reserve and is subject to change at their discretion. Due to regulatory restrictions, liquidity generated by the bank subsidiaries can generally be used only to fund obligations within the bank subsidiaries, and transfers to the Parent or nonbank subsidiaries may be subject to prior regulatory approval.

Liquidity is also held in nonbank entities, including the Parent, NB Holdings and other regulated entities. The Parent and NB Holdings liquidity is typically in the form of cash deposited at BANA, which is excluded from the liquidity at bank subsidiaries, and high-quality, liquid, unencumbered securities. Liquidity held in other regulated entities, comprised primarily of broker-dealer subsidiaries, is primarily available to meet the obligations of that entity, and transfers to the Parent or to any other subsidiary may be subject to prior regulatory approval due to regulatory restrictions and minimum requirements. Our other regulated entities also hold unencumbered investment-grade securities and equities that we believe could be used to generate additional liquidity.

Table 16 presents the composition of average GLS for the three months ended December 31, 2024 and 2023.

Table 16 Average Global Liquidity Sources Composition

(Dollars in billions)	Three Months Ended December 31	
	2024	2023
Cash on deposit	$ 315	$ 380
U.S. Treasury securities	313	197
U.S. agency securities, mortgage-backed securities, and other investment-grade securities	296	299
Non-U.S. government securities	29	21
Total Average Global Liquidity Sources	$ 953	$ 897

Our GLS are substantially the same in composition to what qualifies as High Quality Liquid Assets (HQLA) under the final U.S. Liquidity Coverage Ratio (LCR) rules. However, HQLA for purposes of calculating LCR is not reported at market value, but at a lower value that incorporates regulatory deductions and the exclusion of excess liquidity held at certain subsidiaries. The LCR is calculated as the amount of a financial institution's unencumbered HQLA relative to the estimated net cash outflows the institution could encounter over a 30-day period of significant liquidity stress, expressed as a percentage. Our average consolidated HQLA, on a net basis, was $623 billion and $590 billion for the three months ended December 31, 2024 and 2023. For the same periods, the average consolidated LCR was 113 percent and 115 percent. Our LCR fluctuates due to normal business flows from customer activity.

Liquidity Stress Analysis

We utilize liquidity stress analysis to assist us in determining the appropriate amounts of liquidity to maintain at the Parent and our subsidiaries to meet contractual and contingent cash outflows under a range of scenarios. The scenarios we consider and utilize incorporate market-wide and Corporation-specific events, including potential credit rating downgrades for the Parent and our subsidiaries, and more severe events including potential resolution scenarios. The scenarios are based on our historical experience, experience of distressed and failed financial institutions, regulatory guidance, and both expected and unexpected future events.

The types of potential contractual and contingent cash outflows we consider in our scenarios may include, but are not limited to, upcoming contractual maturities of unsecured debt and reductions in new debt issuances; diminished access to secured financing markets; potential deposit withdrawals; increased draws on loan commitments, liquidity facilities and letters of credit; additional collateral that counterparties could call if our credit ratings were downgraded; collateral and margin requirements arising from market value changes; and potential liquidity required to maintain businesses and finance customer activities. Changes in certain market factors, including, but not limited to, credit rating downgrades, could negatively impact potential contractual and contingent outflows and the related financial instruments, and in some cases these impacts could be material to our financial results.

We consider all sources of funds that we could access during each stress scenario and focus particularly on matching available sources with corresponding liquidity requirements by legal entity. We also use the stress modeling results to manage our asset and liability profile and establish limits and guidelines on certain funding sources and businesses.

Net Stable Funding Ratio

The Net Stable Funding Ratio (NSFR) is a liquidity requirement for large banks to maintain a minimum level of stable funding over a one-year period. The requirement is intended to support the ability of banks to lend to households and businesses in both normal and adverse economic conditions and is complementary to the LCR, which focuses on short-term liquidity risks. The U.S. NSFR applies to the Corporation on a consolidated basis and to our insured depository institutions. For the three months ended September 30, 2024 and December 31, 2024, the average consolidated NSFR was 121 percent and 119 percent.

Diversified Funding Sources

We fund our assets primarily with a mix of deposits, and secured and unsecured liabilities through a centralized, globally coordinated funding approach diversified across products, programs, markets, currencies and investor groups.

The primary benefits of our centralized funding approach include greater control, reduced funding costs, wider name recognition by investors and greater flexibility to meet the variable funding requirements of subsidiaries. Where regulations, time zone differences or other business considerations make Parent funding impractical, certain other subsidiaries may issue their own debt.

We fund a substantial portion of our lending activities through our deposits, which were $1.97 trillion and $1.92 trillion at December 31, 2024 and 2023. Deposits are primarily generated by our *Consumer Banking, GWIM* and *Global Banking* segments. These deposits are diversified by clients, product type and geography, and the majority of our U.S. deposits are insured by the FDIC.

At December 31, 2024, 48 percent of our deposits were in *Consumer Banking*, 15 percent in *GWIM* and 29 percent in *Global Banking*. As of the same period, approximately 68 percent of consumer and small business deposits and 79 percent of U.S. deposits in *Global Banking* were held by clients who have had accounts with us for 10 or more years. In addition, at December 31, 2024 and 2023, 27 percent and 28 percent of our deposits were noninterest bearing and included operating accounts of our consumer and commercial clients. During the three months ended December 31, 2024 and 2023, rates paid on deposits were 64 bps and 47 bps in *Consumer Banking*, 275 bps and 287 bps in *GWIM*, and 297 bps and 296 bps in *Global Banking*. For information on annual rates paid on consolidated deposit balances, see Table 8 on page 76.

We consider a substantial portion of our deposit base to be a stable, low-cost and consistent source of funding. We believe this deposit funding is generally less sensitive to interest rate changes, market volatility or changes in our credit ratings than wholesale funding sources. Our lending activities may also be financed through secured borrowings, including credit card securitizations and securitizations with government-sponsored enterprises (GSE), the Federal Housing Administration (FHA) and private-label investors, as well as FHLB loans.

Our trading activities in other regulated entities are primarily funded on a secured basis through securities lending and repurchase agreements, and these amounts will vary based on customer activity and market conditions. We believe funding these activities in the secured financing markets is more cost-efficient and less sensitive to changes in our credit ratings than unsecured financing. Repurchase agreements are generally short-term and often overnight. Disruptions in secured financing markets for financial institutions have occurred in prior market cycles which resulted in adverse changes in terms or significant reductions in the availability of such financing. We manage the liquidity risks arising from secured funding by sourcing funding globally from a diverse group of counterparties, providing a range of securities collateral and pursuing longer durations, when appropriate. For more information on secured financing agreements, see *Note 10 – Securities Financing Agreements, Short-term Borrowings, Collateral and Restricted Cash* to the Consolidated Financial Statements.

Total long-term debt decreased $18.9 billion to $283.3 billion during 2024, primarily due to maturities and redemptions, partially offset by debt issuances and valuation adjustments. We may, from time to time, purchase outstanding debt instruments in various transactions, depending on market conditions, liquidity and other factors. Our other regulated entities may also make markets in our debt instruments to provide liquidity for investors.

At December 31, 2024, Bank of America Corporation's senior notes of $180.3 billion included $167.5 billion of outstanding notes, substantially all of which are both TLAC eligible and callable at least one year before their stated maturities. Of these senior notes, $22.1 billion will be callable and become TLAC ineligible during 2025, and $21.6 billion, $24.9 billion, $19.5 billion and $8.0 billion will do so during each of 2026 through 2029, respectively, and $71.4 billion thereafter.

We issue long-term unsecured debt in a variety of maturities and currencies to achieve cost-efficient funding and to maintain an appropriate maturity profile. While the cost and availability of unsecured funding may be negatively impacted by general market conditions or by matters specific to the financial services industry or the Corporation, we seek to mitigate refinancing risk by actively managing the amount of our borrowings that we anticipate will mature within any month or quarter. We may issue unsecured debt in the form of structured notes for client purposes, certain of which qualify as TLAC-eligible debt. During 2024, we issued $28.2 billion of structured notes, which are debt obligations that pay investors returns linked to other debt or equity securities, indices, currencies or commodities. We typically hedge the returns we are obligated to pay on these liabilities with derivatives and/or investments in the underlying instruments, so that from a funding perspective, the cost is similar to our other unsecured long-term debt. We could be required to settle certain structured note obligations for cash or other securities prior to maturity under certain circumstances, which we consider for liquidity planning purposes. We believe, however, that a portion of such borrowings will remain outstanding beyond the earliest put or redemption date.

Substantially all of our senior and subordinated debt obligations contain no provisions that could trigger a requirement for an early repayment, require additional collateral support, result in changes to terms, accelerate maturity or create additional financial obligations upon an adverse change in our credit ratings, financial ratios, earnings, cash flows or stock price. For more information on long-term debt funding, including issuances and maturities and redemptions, see *Note 11 – Long-term Debt* to the Consolidated Financial Statements.

We use derivative transactions to manage the duration, interest rate and currency risks of our borrowings, considering the characteristics of the assets they are funding. For more information on our ALM activities, see Interest Rate Risk Management for the Banking Book on page 121.

Uninsured Deposits

The FDIC insures the Corporation's U.S. deposits up to $250,000 per depositor, per insured bank for each account ownership category, and various country-specific funds insure non-U.S. deposits up to specified limits. Deposits that exceed insurance limits are uninsured. At December 31, 2024, the Corporation's deposits totaled $1.97 trillion, of which total estimated uninsured U.S. and non-U.S. deposits were $646.2 billion and $124.9 billion. At December 31, 2023, the Corporation's deposits totaled $1.92 trillion, of which total estimated uninsured U.S. and non-U.S. deposits were $606.8 billion and $116.6 billion. Deposit balances exclude $16.9 billion and $14.8 billion of collateral received on certain derivative contracts that are netted against the derivative asset in the Consolidated Balance Sheet at December 31, 2024 and 2023. Estimated uninsured deposits presented in this section reflect amounts disclosed in our regulatory reports, adjusted to exclude related accrued interest and intercompany deposit balances.

Table 17 presents information about the Corporation's total estimated uninsured time deposits. For more information on our liquidity sources, see Global Liquidity Sources and Other Unencumbered Assets, and for more information on deposits, see Diversified Funding Sources in this section. For more information on contractual time deposit maturities, see *Note 9 – Deposits* to the Consolidated Financial Statements.

Table 17 Uninsured Time Deposits [1]

(Dollars in millions)	December 31, 2024		
	U.S.	Non-U.S.	Total
Uninsured time deposits with a maturity of:			
3 months or less	$ 11,726	$ 7,891	$ 19,617
Over 3 months through 6 months	8,513	1,795	10,308
Over 6 months through 12 months	7,909	180	8,089
Over 12 months	762	3,182	3,944
Total	$ 28,910	$ 13,048	$ 41,958

[1] Amounts are estimated based on the regulatory methodologies defined by each local jurisdiction.

Contingency Planning

We maintain contingency funding plans that outline our potential responses to liquidity stress events at various levels of severity. These policies and plans are based on stress scenarios and include potential funding strategies and communication and notification procedures that we would implement in the event we experienced stressed liquidity conditions. We periodically review and test the contingency funding plans to validate efficacy and assess readiness.

Our U.S. bank subsidiaries can access contingency funding through the Federal Reserve Discount Window. Certain non-U.S. subsidiaries have access to central bank facilities in the jurisdictions in which they operate. While we do not rely on these sources in our liquidity modeling, we maintain the policies, procedures and governance processes that would enable us to access these sources if necessary.

Credit Ratings

Our borrowing costs and ability to raise funds are impacted by our credit ratings. In addition, credit ratings may be important to customers or counterparties when we compete in certain markets and when we seek to engage in certain transactions, including over-the-counter (OTC) derivatives. Thus, it is our objective to maintain high-quality credit ratings, and management maintains an active dialogue with the major rating agencies.

Credit ratings and outlooks are opinions expressed by rating agencies on our creditworthiness and that of our obligations or securities, including long-term debt, short-term borrowings, preferred stock and other securities, including asset securitizations. Our credit ratings are subject to ongoing review by the rating agencies, and they consider a number of factors, including our own financial strength, performance, prospects and operations as well as factors not under our control. The rating agencies could make adjustments to our ratings at any time, and they provide no assurances that they will maintain our ratings at current levels.

Other factors that influence our credit ratings include changes to the rating agencies' methodologies for our industry or certain security types; the rating agencies' assessment of the general operating environment for financial services companies; our relative positions in the markets in which we compete; our various risk exposures and risk management policies and activities; pending litigation and other contingencies or potential tail risks; our reputation; our liquidity position, diversity of funding sources and funding costs; the current and expected level and volatility of our earnings; our capital position and capital management practices; our corporate governance; the sovereign credit ratings of the U.S. government; current or future regulatory and legislative initiatives; and the agencies' views on whether the U.S. government would provide meaningful support to the Corporation or its subsidiaries in a crisis.

The ratings and outlooks from Moody's Investors Service, Standard & Poor's Global Ratings and Fitch Ratings for the Corporation and its subsidiaries did not change during 2024.

Table 18 presents the Corporation's current long-term/short-term senior debt ratings and outlooks expressed by the rating agencies.

Table 18 Senior Debt Ratings

	Moody's Investors Service			Standard & Poor's Global Ratings			Fitch Ratings		
	Long-term	Short-term	Outlook	Long-term	Short-term	Outlook	Long-term	Short-term	Outlook
Bank of America Corporation	A1	P-1	Stable	A-	A-2	Stable	AA-	F1+	Stable
Bank of America, N.A.	Aa1	P-1	Negative	A+	A-1	Stable	AA	F1+	Stable
Bank of America Europe Designated Activity Company	NR	NR	NR	A+	A-1	Stable	AA	F1+	Stable
Merrill Lynch, Pierce, Fenner & Smith Incorporated	NR	NR	NR	A+	A-1	Stable	AA	F1+	Stable
BofA Securities, Inc.	NR	NR	NR	A+	A-1	Stable	AA	F1+	Stable
Merrill Lynch International	NR	NR	NR	A+	A-1	Stable	AA	F1+	Stable
BofA Securities Europe SA	NR	NR	NR	A+	A-1	Stable	AA	F1+	Stable

NR = not rated

A reduction in certain of our credit ratings or the ratings of certain asset-backed securitizations may have a material adverse effect on our liquidity, potential loss of access to credit markets, the related cost of funds, our businesses and on certain revenues, particularly in those businesses where counterparty creditworthiness is critical. In addition, under the terms of certain OTC derivative contracts and other trading agreements, in the event of downgrades of our or our rated subsidiaries' credit ratings, the counterparties to those agreements may require us to provide additional collateral, or to terminate these contracts or agreements, which could cause us to sustain losses and/or adversely impact our liquidity. If the short-term credit ratings of our Parent, bank or broker-dealer subsidiaries were downgraded by one or more levels, the potential loss of access to short-term funding sources such as repo financing and the effect on our incremental cost of funds could be material.

While certain potential impacts are contractual and quantifiable, the full scope of the consequences of a credit rating downgrade to a financial institution is inherently uncertain, as it depends upon numerous dynamic, complex and inter-related factors and assumptions, including whether any downgrade of a company's long-term credit ratings precipitates downgrades to its short-term credit ratings, and assumptions about the potential behaviors of various customers, investors and counterparties. For more information on potential impacts of credit rating downgrades, see Liquidity Risk – Liquidity Stress Analysis on page 98.

For more information on additional collateral and termination payments that could be required in connection with certain over-the-counter derivative contracts and other trading agreements in the event of a credit rating downgrade, see *Note 3 – Derivatives* to the Consolidated Financial Statements and Item 1A. Risk Factors of our 2024 Annual Report on Form 10-K.

Common Stock Dividends

For a summary of our declared quarterly cash dividends on common stock during 2024 and through February 25, 2025, see *Note 13 – Shareholders' Equity* to the Consolidated Financial Statements.

Finance Subsidiary Issuers and Parent Guarantor

BofA Finance LLC, a Delaware limited liability company (BofA Finance), is a consolidated finance subsidiary of the Corporation that has issued and sold, and is expected to continue to issue and sell, its senior unsecured debt securities (Guaranteed Notes) that are fully and unconditionally guaranteed by the Corporation. The Corporation guarantees the due and punctual payment, on demand, of amounts payable on the Guaranteed Notes if not paid by BofA Finance. In addition, each of BAC Capital Trust XIII, BAC Capital Trust XIV and BAC Capital Trust XV, Delaware statutory trusts (collectively, the Trusts) is a 100 percent owned finance subsidiary of the Corporation that has issued and sold trust preferred securities (the Trust Preferred Securities) or capital securities (the Capital Securities and, together with the Guaranteed Notes and the Trust Preferred Securities, the Guaranteed Securities), as applicable, that remained outstanding at December 31, 2024. The Corporation guarantees the payment of amounts and distributions with respect to the Trust Preferred Securities and Capital Securities if not paid by the Trusts, to the extent of funds held by the Trusts. This guarantee, together with the Corporation's other obligations with respect to the Trust Preferred Securities and Capital Securities, effectively constitutes a full and unconditional guarantee of the Trusts' payment obligations on the Trust Preferred Securities or Capital Securities, as applicable. No other subsidiary of the Corporation guarantees the Guaranteed Securities.

BofA Finance and each of the Trusts are finance subsidiaries, have no independent assets, revenues or operations and are dependent upon the Corporation and/or the Corporation's other subsidiaries to meet their respective obligations under the Guaranteed Securities in the ordinary course. If holders of the Guaranteed Securities make claims on their Guaranteed Securities in a bankruptcy, resolution or similar proceeding, any recoveries on those claims will be limited to those available under the applicable guarantee by the Corporation, as described above.

The Corporation is a holding company and depends upon its subsidiaries for liquidity. Applicable laws and regulations and intercompany arrangements entered into in connection with the Corporation's resolution plan could restrict the availability of funds from subsidiaries to the Corporation, which could adversely affect the Corporation's ability to make payments under its guarantees. In addition, the obligations of the Corporation under the guarantees of the Guaranteed Securities will be structurally subordinated to all existing and future liabilities of its subsidiaries, and claimants should look only to assets of the Corporation for payments. If the Corporation, as guarantor of the Guaranteed Notes, transfers all or substantially all of its assets to one or more direct or indirect majority-owned subsidiaries, under the indenture governing the Guaranteed Notes, the subsidiary or subsidiaries will not be required to assume the Corporation's obligations under its guarantee of the Guaranteed Notes.

For more information on factors that may affect payments to holders of the Guaranteed Securities, see Liquidity Risk – NB Holdings Corporation in this section, Item 1. Business of our 2024 Annual Report on Form 10-K and Item 1A. Risk Factors of our 2024 Annual Report on Form 10-K.

Representations and Warranties Obligations

For information on representations and warranties obligations in connection with the sale of mortgage loans, see *Note 12 – Commitments and Contingencies* to the Consolidated Financial Statements.

Credit Risk Management

Credit risk is the risk of loss arising from the inability or failure of a borrower or counterparty to meet its obligations. Credit risk can also arise from operational failures that result in an erroneous advance, commitment or investment of funds. We define the credit exposure to a borrower or counterparty as the loss potential arising from all product classifications including loans and leases, deposit overdrafts, derivatives, assets held-for-sale and unfunded lending commitments, which include loan commitments, letters of credit and financial guarantees. Derivative positions are recorded at fair value, and assets held-for-sale are recorded at either fair value or the lower of cost or

fair value. Certain loans and unfunded commitments are accounted for under the fair value option. Credit risk for categories of assets carried at fair value is not accounted for as part of the allowance for credit losses but as part of the fair value adjustments recorded in earnings. For derivative positions, our credit risk is measured as the net cost in the event the counterparties with contracts in which we are in a gain position fail to perform under the terms of those contracts. We use the current fair value to represent credit exposure without giving consideration to future mark-to-market changes. The credit risk amounts take into consideration the effects of legally enforceable master netting agreements and cash collateral. Our consumer and commercial credit extension and review procedures encompass funded and unfunded credit exposures. For more information on derivatives and credit extension commitments, see *Note 3 – Derivatives and Note 12 – Commitments and Contingencies* to the Consolidated Financial Statements.

We manage credit risk based on the risk profile of the borrower or counterparty, repayment sources, the nature of underlying collateral and other support given current events, conditions and expectations. We classify our portfolios as either consumer or commercial and monitor credit risk in each as discussed below.

We refine our underwriting and credit risk management practices as well as credit standards to meet the changing economic environment. To mitigate losses and enhance customer support in our consumer businesses, we have in place collection programs and loan modification and customer assistance infrastructures. We utilize a number of actions to mitigate losses in the commercial businesses including increasing the frequency and intensity of portfolio monitoring, hedging activity and our practice of transferring management of deteriorating commercial exposures to independent special asset officers as credits enter criticized categories.

For information on our credit risk management activities, see the following: Consumer Portfolio Credit Risk Management on page 102, Commercial Portfolio Credit Risk Management on page 106, Non-U.S. Portfolio on page 112, Allowance for Credit Losses on page 115 and *Note 5 – Outstanding Loans and Leases and Allowance for Credit Losses* to the Consolidated Financial Statements. For information on the Corporation's loan modification programs, see *Note 1 – Summary of Significant Accounting Principles* and *Note 5 – Outstanding Loans and Leases and Allowance for Credit Losses* to the Consolidated Financial Statements. For more information on the Corporation's credit risks, see the Credit section within Item 1A. Risk Factors of our 2024 Annual Report on Form 10-K.

During 2024, our net charge-off ratio increased primarily driven by credit card loans and the commercial real estate office portfolio. Commercial reservable criticized exposure increased compared to December 31, 2023 driven by an increase across a broad range of industries. Nonperforming loans also increased compared to December 31, 2023 primarily driven by the U.S. commercial portfolio. Uncertainty remains regarding broader economic impacts due to higher costs associated with inflationary pressures experienced over the past several years, elevated rates as well as the current geopolitical environment, and could lead to adverse impacts to credit quality metrics in future periods.

Consumer Portfolio Credit Risk Management

Credit risk management for the consumer portfolio begins with initial underwriting and continues throughout a borrower's credit cycle. Statistical techniques in conjunction with experiential judgment are used in all aspects of portfolio management including underwriting, product pricing, risk appetite, setting credit limits, and establishing operating processes and metrics to quantify and balance risks and returns. Statistical models are built using detailed behavioral information from external sources, such as credit bureaus, and/or internal historical experience and are a component of our consumer credit risk management process. These models are used in part to assist in making both new and ongoing credit decisions as well as portfolio management strategies, including authorizations and line management, collection practices and strategies, and determination of the allowance for loan and lease losses and allocated capital for credit risk.

Consumer Credit Portfolio

During 2024, the U.S. unemployment rate remained relatively stable, and home prices increased steadily throughout most of 2024. Net charge-offs increased $1.1 billion to $4.2 billion in 2024 primarily due to higher credit card loan charge-offs.

The consumer allowance for loan and lease losses was $8.6 billion, relatively unchanged from 2023. For more information, see Allowance for Credit Losses on page 115.

For more information on our accounting policies regarding delinquencies, nonperforming status, charge-offs and loan modifications for the consumer portfolio, see *Note 1 – Summary of Significant Accounting Principles* and *Note 5 – Outstanding Loans and Leases and Allowance for Credit Losses* to the Consolidated Financial Statements.

Table 19 presents our outstanding consumer loans and leases, consumer nonperforming loans and accruing consumer loans past due 90 days or more.

Table 19 Consumer Credit Quality

(Dollars in millions)	Outstandings 2024	Outstandings 2023	Nonperforming 2024	Nonperforming 2023	Accruing Past Due 90 Days or More 2024	Accruing Past Due 90 Days or More 2023
Residential mortgage [1]	$ 228,199	$ 228,403	$ 2,052	$ 2,114	$ 229	$ 252
Home equity	25,737	25,527	409	450	—	—
Credit card	103,566	102,200	n/a	n/a	1,401	1,224
Direct/Indirect consumer [2]	107,122	103,468	186	148	1	2
Other consumer	151	124	—	—	—	—
Consumer loans excluding loans accounted for under the fair value option	$ 464,775	$ 459,722	$ 2,647	$ 2,712	$ 1,631	$ 1,478
Loans accounted for under the fair value option [3]	221	243				
Total consumer loans and leases	$ 464,996	$ 459,965				
Percentage of outstanding consumer loans and leases [4]	n/a	n/a	0.57 %	0.59 %	0.35 %	0.32 %
Percentage of outstanding consumer loans and leases, excluding fully-insured loan portfolios [4]	n/a	n/a	0.58	0.60	0.31	0.27

[1] Residential mortgage loans accruing past due 90 days or more are fully-insured loans. At December 31, 2024 and 2023, residential mortgage included $119 million and $156 million of loans on which interest had been curtailed by the FHA, and therefore were no longer accruing interest, although principal was still insured, and $110 million and $96 million of loans on which interest was still accruing.
[2] Outstandings primarily includes auto and specialty lending loans and leases of $54.9 billion and $53.9 billion, U.S. securities-based lending loans of $48.7 billion and $46.0 billion at December 31, 2024 and 2023, and non-U.S. consumer loans of $2.8 billion at both December 31, 2024 and 2023.
[3] For more information on the fair value option, see *Note 21 – Fair Value Option* to the Consolidated Financial Statements.
[4] Excludes consumer loans accounted for under the fair value option. At December 31, 2024 and 2023, loans accounted for under the fair value option past due 90 days or more and not accruing interest were insignificant.
n/a= not applicable

Table 20 presents net charge-offs and related ratios for consumer loans and leases.

Table 20 Consumer Net Charge-offs and Related Ratios

(Dollars in millions)	Net Charge-offs 2024	Net Charge-offs 2023	Net Charge-off Ratios [1] 2024	Net Charge-off Ratios [1] 2023
Residential mortgage	$ —	$ 16	— %	0.01 %
Home equity	(41)	(59)	(0.16)	(0.23)
Credit card	3,745	2,561	3.75	2.66
Direct/Indirect consumer	239	92	0.23	0.09
Other consumer	295	480	n/m	n/m
Total	$ 4,238	$ 3,090	0.93	0.68

[1] Net charge-off ratios are calculated as net charge-offs divided by average outstanding loans and leases, excluding loans accounted for under the fair value option.
n/m = not meaningful

We believe that the presentation of information adjusted to exclude the impact of the fully-insured loan portfolio and loans accounted for under the fair value option is more representative of the ongoing operations and credit quality of the business. As a result, in the following tables and discussions of the residential mortgage and home equity portfolios, we exclude loans accounted for under the fair value option and provide information that excludes the impact of the fully-insured loan portfolio in certain credit quality statistics.

Residential Mortgage

The residential mortgage portfolio made up the largest percentage of our consumer loan portfolio at 49 percent of consumer loans and leases in 2024. Approximately 50 percent of the residential mortgage portfolio was in *Consumer Banking,* 47 percent was in *GWIM* and the remaining portion was in *All Other*.

Outstanding balances in the residential mortgage portfolio decreased $204 million in 2024, as paydowns and payoffs outpaced new originations.

At December 31, 2024 and 2023, the residential mortgage portfolio included $9.9 billion and $11.0 billion of outstanding fully-insured loans, of which $2.0 billion and $2.2 billion had FHA insurance, with the remainder protected by Fannie Mae long-term standby agreements.

Table 21 presents certain residential mortgage key credit statistics on both a reported basis and excluding the fully-insured loan portfolio. The following discussion presents the residential mortgage portfolio excluding the fully-insured loan portfolio.

Table 21 Residential Mortgage – Key Credit Statistics

	Reported Basis [1]		Excluding Fully-insured Loans [1]	
	December 31			
(Dollars in millions)	2024	2023	2024	2023
Outstandings	$ 228,199	$ 228,403	$ 218,287	$ 217,439
Accruing past due 30 days or more	1,494	1,513	1,007	986
Accruing past due 90 days or more	229	252	—	—
Nonperforming loans [2]	2,052	2,114	2,052	2,114
Percent of portfolio				
Refreshed LTV greater than 90 but less than or equal to 100	1%	1 %	1%	1 %
Refreshed LTV greater than 100	—	—	—	—
Refreshed FICO below 620	1	1	1	1

[1] Outstandings, accruing past due, nonperforming loans and percentages of portfolio exclude loans accounted for under the fair value option.
[2] Includes loans that are contractually current that have not yet demonstrated a sustained period of payment performance following a modification.

Nonperforming outstanding balances in the residential mortgage portfolio remained relatively unchanged in 2024. Of the nonperforming residential mortgage loans at December 31, 2024, $1.2 billion, or 61 percent, were current on contractual payments. Excluding fully-insured loans, loans accruing past due 30 days or more of $1.0 billion also remained relatively unchanged.

Of the $218.3 billion in total residential mortgage loans outstanding at December 31, 2024, $64.0 billion, or 29 percent, of loans were originated as interest-only. The outstanding balance of interest-only residential mortgage loans that had entered the amortization period was $3.6 billion, or six percent, at December 31, 2024. Residential mortgage loans that have entered the amortization period generally experience a higher rate of early stage delinquencies and nonperforming status compared to the residential mortgage portfolio as a whole. At December 31, 2024, $65 million, or two percent, of outstanding interest-only residential mortgages that had entered the amortization period were accruing past due 30 days or more compared to $1.0 billion, or less than one percent, for the entire residential mortgage portfolio. In addition, at December 31, 2024, $209 million, or six percent, of outstanding interest-only residential mortgage loans that had entered the amortization period were nonperforming, of which $56 million were contractually current. Loans that have yet to enter the amortization period in our interest-only residential mortgage portfolio are primarily well-collateralized loans to our wealth management clients and have an interest-only period of three years to 10 years. Substantially all of these loans that have yet to enter the amortization period will not be required to make a fully-amortizing payment until 2026 or later.

Table 22 presents outstandings, nonperforming loans and net charge-offs by certain state concentrations for the residential mortgage portfolio. In the New York area, the New York-Northern New Jersey-Long Island Metropolitan Statistical Area (MSA) made up 15 percent of outstandings at both December 31, 2024 and 2023. The Los Angeles-Long Beach-Santa Ana MSA within California represented 14 percent of outstandings at both December 31, 2024 and 2023.

Table 22 Residential Mortgage State Concentrations

(Dollars in millions)	Outstandings [1]		Nonperforming [1]		Net Charge-offs	
	December 31					
	2024	2023	2024	2023	2024	2023
California	$ 81,729	$ 81,085	$ 602	$ 641	$ 1	$ 3
New York	25,827	25,975	318	320	2	4
Florida	15,715	15,450	142	131	(4)	(2)
Texas	9,369	9,361	89	88	1	1
New Jersey	8,568	8,671	88	97	(2)	—
Other	77,079	76,897	813	837	2	10
Residential mortgage loans	$ 218,287	$ 217,439	$ 2,052	$ 2,114	$ —	$ 16
Fully-insured loan portfolio	9,912	10,964				
Total residential mortgage loan portfolio	$ 228,199	$ 228,403				

[1] Outstandings and nonperforming loans exclude loans accounted for under the fair value option.

Home Equity

At December 31, 2024, the home equity portfolio made up six percent of the consumer portfolio and was comprised of home equity lines of credit (HELOCs), home equity loans and reverse mortgages. HELOCs generally have an initial draw period of 10 years, and after the initial draw period ends, the loans generally convert to 15- or 20-year amortizing loans. We no longer originate home equity loans or reverse mortgages.

At December 31, 2024, 85 percent of the home equity portfolio was in *Consumer Banking*, 10 percent was in *GWIM* and the remainder of the portfolio was in *All Other.* Outstanding balances in the home equity portfolio increased $210 million in 2024 primarily due to draws on existing lines and new originations outpacing paydowns. Of the total home equity portfolio at December 31, 2024 and 2023, $9.2 billion and $10.1 billion, or 36 percent and 39 percent, were in first-lien positions. At December 31, 2024, outstanding balances in the home equity portfolio that were in a second-lien or more junior-lien position and where we also held the first-lien loan totaled $4.5 billion, or 18 percent, of our total home equity portfolio.

Unused HELOCs totaled $44.3 billion and $45.1 billion at December 31, 2024 and 2023. The HELOC utilization rate was 36 percent and 35 percent at December 31, 2024 and 2023.

Table 23 presents certain home equity portfolio key credit statistics.

Table 23 Home Equity – Key Credit Statistics [1]

(Dollars in millions)	December 31	
	2024	2023
Outstandings	$ 25,737	$ 25,527
Accruing past due 30 days or more	84	95
Nonperforming loans [2]	409	450
Percent of portfolio		
Refreshed CLTV greater than 90 but less than or equal to 100	—%	— %
Refreshed CLTV greater than 100	—	—
Refreshed FICO below 620	2	3

[1] Outstandings, accruing past due, nonperforming loans and percentages of the portfolio exclude loans accounted for under the fair value option.
[2] Includes loans that are contractually current that have not yet demonstrated a sustained period of payment performance following a modification.

Nonperforming outstanding balances in the home equity portfolio decreased $41 million to $409 million at December 31, 2024, primarily driven by returns to performing status and paydowns and payoffs outpacing new additions. Of the nonperforming home equity loans at December 31, 2024, $246 million, or 60 percent, were current on contractual payments. In addition, $83 million, or 20 percent, were 180 days or more past due and had been written down to the estimated fair value of the collateral, less costs to sell. Accruing loans that were 30 days or more past due remained relatively unchanged in 2024 compared to 2023.

Of the $25.7 billion in total home equity portfolio outstandings at December 31, 2024, as shown in Table 23, nine percent require interest-only payments. The outstanding balance of HELOCs that had reached the end of their draw period and entered the amortization period was $3.4 billion at December 31, 2024. The HELOCs that have entered the amortization period have experienced a higher percentage of early stage delinquencies and nonperforming status when compared to the HELOC portfolio as a whole. At December 31, 2024, $30 million, or one percent, of outstanding HELOCs that had entered the amortization period were accruing past due 30 days or more. In addition, at December 31, 2024, $244 million, or seven percent, were nonperforming.

For our interest-only HELOC portfolio, we do not actively track how many of our home equity customers pay only the minimum amount due on their home equity loans and lines; however, we can infer some of this information through a review of our HELOC portfolio that we service and is still in its revolving period. During 2024, 15 percent of these customers with an outstanding balance did not pay any principal on their HELOCs.

Table 24 presents outstandings, nonperforming balances and net recoveries by certain state concentrations for the home equity portfolio. In the New York area, the New York-Northern New Jersey-Long Island MSA made up 11 percent of the outstanding home equity portfolio at both December 31, 2024 and 2023. The Los Angeles-Long Beach-Santa Ana MSA within California made up 11 percent and 10 percent of the outstanding home equity portfolio at December 31, 2024 and 2023.

Table 24 **Home Equity State Concentrations**

(Dollars in millions)	Outstandings [1]		Nonperforming [1]		Net Charge-offs	
	December 31					
	2024	2023	2024	2023	2024	2023
California	$ 7,038	$ 6,966	$ 102	$ 109	$ (8)	$ (6)
Florida	2,542	2,576	47	53	(7)	(12)
New Jersey	1,817	1,870	34	46	(5)	(5)
Texas	1,521	1,410	17	16	1	—
New York	1,447	1,590	62	71	(4)	(10)
Other	11,372	11,115	147	155	(18)	(26)
Total home equity loan portfolio	$ 25,737	$ 25,527	$ 409	$ 450	$ (41)	$ (59)

[1] Outstandings and nonperforming loans exclude loans accounted for under the fair value option.

Credit Card

At December 31, 2024, 96 percent of the credit card portfolio was managed in *Consumer Banking* with the remainder in *GWIM*. Outstandings in the credit card portfolio increased $1.4 billion during 2024 to $103.6 billion, primarily driven by higher purchase volumes. Net charge-offs increased $1.2 billion to $3.7 billion in 2024 compared to 2023. Credit card loans 30 days or more past due increased $219 million, and 90 days or more past due increased $177 million at December 31, 2024.

Unused lines of credit for credit card increased to $398.7 billion at December 31, 2024 from $390.2 billion at December 31, 2023.

Table 25 presents certain state concentrations for the credit card portfolio.

Table 25 **Credit Card State Concentrations**

(Dollars in millions)	Outstandings		Past Due 90 Days or More		Net Charge-offs	
	December 31					
	2024	2023	2024	2023	2024	2023
California	$ 17,289	$ 16,952	$ 253	$ 216	$ 694	$ 457
Florida	10,794	10,521	199	168	518	343
Texas	9,121	8,978	142	125	369	245
New York	5,765	5,788	84	84	238	197
Washington	5,586	5,352	46	41	121	77
Other	55,011	54,609	677	590	1,805	1,242
Total credit card portfolio	$ 103,566	$ 102,200	$ 1,401	$ 1,224	$ 3,745	$ 2,561

Direct/Indirect Consumer

At December 31, 2024, 51 percent of the direct/indirect portfolio was included in *Consumer Banking* (consumer auto and recreational vehicle lending) and 49 percent was included in *GWIM* (principally securities-based lending loans). Outstandings in the direct/indirect portfolio increased $3.7 billion in 2024 to $107.1 billion driven by increases in securities-based lending and consumer auto.

Table 26 presents certain state concentrations for the direct/indirect consumer loan portfolio.

Table 26 **Direct/Indirect State Concentrations**

(Dollars in millions)	Outstandings		Nonperforming		Net Charge-offs	
	December 31					
	2024	2023	2024	2023	2024	2023
California	$ 16,017	$ 15,416	$ 38	$ 27	$ 58	$ 21
Florida	14,573	13,550	23	18	33	14
Texas	10,164	9,668	18	14	33	12
New York	7,820	7,335	15	11	15	6
New Jersey	4,429	4,376	7	5	8	2
Other	54,119	53,123	85	73	92	37
Total direct/indirect loan portfolio	$ 107,122	$ 103,468	$ 186	$ 148	$ 239	$ 92

Other Consumer

Other consumer primarily consists of deposit overdraft balances. Net charge-offs decreased $185 million to $295 million in 2024 compared to 2023, primarily driven by lower overdraft losses from fraud activity.

Nonperforming Consumer Loans, Leases and Foreclosed Properties Activity

Table 27 presents nonperforming consumer loans, leases and foreclosed properties activity during 2024 and 2023. During 2024, nonperforming consumer loans of $2.6 billion remained relatively unchanged.

At December 31, 2024, $459 million, or 17 percent, of nonperforming loans were 180 days or more past due and had been written down to their estimated property value less costs to sell. In addition, at December 31, 2024, $1.5 billion, or 58 percent, of nonperforming consumer loans were current and classified as nonperforming loans in accordance with applicable policies.

Foreclosed properties decreased $14 million in 2024 to $89 million.

Table 27 Nonperforming Consumer Loans, Leases and Foreclosed Properties Activity

(Dollars in millions)	2024	2023
Nonperforming loans and leases, January 1	$ 2,712	$ 2,754
Additions	969	1,055
Reductions:		
Paydowns and payoffs	(479)	(480)
Sales	(5)	(63)
Returns to performing status [1]	(489)	(475)
Charge-offs	(32)	(53)
Transfers to foreclosed properties	(29)	(26)
Total net reductions to nonperforming loans and leases	(65)	(42)
Total nonperforming loans and leases, December 31	2,647	2,712
Foreclosed properties, December 31	89	103
Nonperforming consumer loans, leases and foreclosed properties, December 31 [2]	$ 2,736	$ 2,815
Nonperforming consumer loans and leases as a percentage of outstanding consumer loans and leases [3]	0.58 %	0.59 %
Nonperforming consumer loans, leases and foreclosed properties as a percentage of outstanding consumer loans, leases and foreclosed properties [3]	0.60	0.61

[1] Consumer loans may be returned to performing status when all principal and interest is current and full repayment of the remaining contractual principal and interest is expected, or when the loan otherwise becomes well-secured and is in the process of collection.
[2] Includes repossessed non-real estate assets of $29 million and $20 million at December 31, 2024 and 2023.
[3] Outstanding consumer loans and leases exclude loans accounted for under the fair value option.

Commercial Portfolio Credit Risk Management

Credit risk management for the commercial portfolio begins with an assessment of the credit risk profile of the borrower or counterparty based on an analysis of its financial position. As part of the overall credit risk assessment, our commercial credit exposures are assigned a risk rating and are subject to approval based on defined credit approval standards. Subsequent to loan origination, risk ratings are monitored on an ongoing basis, and if necessary, adjusted to reflect changes in the financial condition, cash flow, risk profile or outlook of a borrower or counterparty. In making credit decisions, we consider risk rating, collateral, country, industry and single-name concentration limits while also balancing these considerations with the total borrower or counterparty relationship. We use a variety of tools to continuously monitor the ability of a borrower or counterparty to perform under its obligations. We use risk rating aggregations to measure and evaluate concentrations within portfolios. In addition, risk ratings are a factor in determining the level of allocated capital and the allowance for credit losses.

As part of our ongoing risk mitigation initiatives, we attempt to work with clients experiencing financial difficulty to modify their loans to terms that better align with their current ability to pay. For more information on our accounting policies regarding delinquencies, nonperforming status and net charge-offs for the commercial portfolio, see *Note 1 – Summary of Significant Accounting Principles* to the Consolidated Financial Statements.

Management of Commercial Credit Risk Concentrations

Commercial credit risk is evaluated and managed with the goal that concentrations of credit exposure continue to be aligned with our risk appetite. We review, measure and manage concentrations of credit exposure by industry, product, geography, customer relationship and loan size. We also review, measure and manage commercial real estate loans by geographic location and property type. In addition, within our non-U.S. portfolio, we evaluate exposures by region and by country. Tables 32, 34 and 37 summarize our concentrations. We also utilize syndications of exposure to third parties, loan sales, hedging and other risk mitigation techniques to manage the size and risk profile of the commercial credit portfolio. For more information on our industry concentrations, see Table 34 and Commercial Portfolio Credit Risk Management – Industry Concentrations on page 110.

We account for certain large corporate loans and loan commitments, including issued but unfunded letters of credit which are considered utilized for credit risk management purposes, that exceed our single-name credit risk concentration guidelines under the fair value option. Lending commitments, both funded and unfunded, are actively managed and monitored, and as appropriate, credit risk for these lending relationships may be mitigated through the use of credit derivatives, with our credit view and market perspectives determining the size and timing of the hedging activity. In addition, we purchase credit protection to cover the funded portion as well as the unfunded portion of certain other credit exposures. To lessen the cost of obtaining our desired credit protection levels, credit exposure may be added within an industry, borrower or counterparty group by selling protection. These credit derivatives do not meet the requirements for treatment as accounting hedges. They are carried at fair value with changes in fair value recorded in other income.

In addition, we are a member of various securities and derivative exchanges and clearinghouses, both in the U.S. and other countries. As a member, we may be required to pay a pro-rata share of the losses incurred by some of these organizations as a result of another member default and under other loss scenarios. For more information, see *Note 12 – Commitments and Contingencies* to the Consolidated Financial Statements.

Commercial Credit Portfolio

Outstanding commercial loans and leases increased $37.1 billion during 2024 due to growth in U.S. and Non-U.S. commercial, primarily in *Global Markets and Global Banking*. During 2024, commercial credit quality deteriorated as reservable criticized utilized exposure increased across a broad range of industries, and nonperforming commercial loans increased primarily driven by U.S. commercial. Commercial net charge-offs increased $1.1 billion to $1.8 billion during 2024 primarily due to higher losses in the commercial real estate office portfolio and U.S. commercial portfolio.

With the exception of the office property type, which is further discussed in the Commercial Real Estate section herein, credit quality of commercial real estate borrowers has remained relatively stable since December 31, 2023; however, we are closely monitoring emerging trends and borrower performance in a higher interest rate environment. Recent demand for office space continues to be stagnant, and future demand for office space continues to be uncertain as companies evaluate space needs with employment models that utilize a mix of remote and conventional office use.

The commercial allowance for loan and lease losses decreased $152 million during 2024 to $4.7 billion. For more information, see Allowance for Credit Losses on page 115.

Total commercial utilized credit exposure increased $43.2 billion during 2024 to $739.5 billion primarily driven by higher loans and leases. The utilization rate for loans and leases, standby letters of credit (SBLCs) and financial guarantees, and commercial letters of credit, in the aggregate, was 55 percent at both December 31, 2024 and 2023.

Table 28 presents commercial credit exposure by type for utilized, unfunded and total binding committed credit exposure. Commercial utilized credit exposure includes SBLCs and financial guarantees and commercial letters of credit that have been issued and for which we are legally bound to advance funds under prescribed conditions during a specified time period, and excludes exposure related to trading account assets. Although funds have not yet been advanced, these exposure types are considered utilized for credit risk management purposes.

Table 28 Commercial Credit Exposure by Type

| | Commercial Utilized [1] | | Commercial Unfunded [2, 3, 4] | | Total Commercial Committed | |
| | December 31 | | | | | |
(Dollars in millions)	2024	2023	2024	2023	2024	2023
Loans and leases	$ 630,839	$ 593,767	$ 535,675	$ 507,641	$ 1,166,514	$ 1,101,408
Derivative assets [5]	40,948	39,323	—	—	40,948	39,323
Standby letters of credit and financial guarantees	33,147	31,348	1,889	1,953	35,036	33,301
Debt securities and other investments	19,133	20,422	4,407	3,083	23,540	23,505
Loans held-for-sale	7,985	4,338	5,003	4,904	12,988	9,242
Operating leases	5,608	5,312	—	—	5,608	5,312
Commercial letters of credit	839	943	111	232	950	1,175
Other	1,004	846	—	—	1,004	846
Total	$ 739,503	$ 696,299	$ 547,085	$ 517,813	$ 1,286,588	$ 1,214,112

[1] Commercial utilized exposure includes loans of $4.0 billion and $3.3 billion accounted for under the fair value option at December 31, 2024 and 2023.
[2] Commercial unfunded exposure includes commitments accounted for under the fair value option with a notional amount of $2.2 billion and $2.6 billion at December 31, 2024 and 2023.
[3] Excludes unused business card lines, which are not legally binding.
[4] Includes the notional amount of unfunded legally binding lending commitments, net of amounts distributed (i.e., syndicated or participated) to other financial institutions. The distributed amounts were $10.4 billion and $10.3 billion at December 31, 2024 and 2023.
[5] Derivative assets are carried at fair value, reflect the effects of legally enforceable master netting agreements and have been reduced by cash collateral of $30.1 billion and $29.4 billion at December 31, 2024 and 2023. Not reflected in utilized and committed exposure is additional non-cash derivative collateral held of $59.7 billion and $56.1 billion at December 31, 2024 and 2023, which consists primarily of other marketable securities.

Nonperforming commercial loans increased $555 million during 2024, primarily in U.S. commercial. Table 29 presents our commercial loans and leases portfolio and related credit quality information at December 31, 2024 and 2023.

Table 29 Commercial Credit Quality

| | Outstandings | | Nonperforming | | Accruing Past Due 90 Days or More | |
| | December 31 | | | | | |
(Dollars in millions)	2024	2023	2024	2023	2024	2023
Commercial and industrial:						
U.S. commercial	$ 386,990	$ 358,931	$ 1,204	$ 636	$ 90	$ 51
Non-U.S. commercial	137,518	124,581	8	175	4	4
Total commercial and industrial	524,508	483,512	1,212	811	94	55
Commercial real estate	65,730	72,878	2,068	1,927	6	32
Commercial lease financing	15,708	14,854	20	19	3	7
	605,946	571,244	3,300	2,757	103	94
U.S. small business commercial [1]	20,865	19,197	28	16	197	184
Commercial loans excluding loans accounted for under the fair value option	$ 626,811	$ 590,441	$ 3,328	$ 2,773	$ 300	$ 278
Loans accounted for under the fair value option [2]	4,028	3,326				
Total commercial loans and leases	$ 630,839	$ 593,767				

[1] Includes card-related products.
[2] Commercial loans accounted for under the fair value option includes U.S. commercial of $2.8 billion and $2.2 billion and non-U.S. commercial of $1.3 billion and $1.2 billion at December 31, 2024 and 2023. For more information on the fair value option, see Note 21 – Fair Value Option to the Consolidated Financial Statements.

Table 30 presents net charge-offs and related ratios for our commercial loans and leases for 2024 and 2023.

Table 30 Commercial Net Charge-offs and Related Ratios

	Net Charge-offs		Net Charge-off Ratios [1]	
(Dollars in millions)	2024	2023	2024	2023
Commercial and industrial:				
U.S. commercial	$ 388	$ 124	0.11 %	0.03 %
Non-U.S. commercial	67	19	0.05	0.02
Total commercial and industrial	455	143	0.09	0.03
Commercial real estate	864	245	1.24	0.34
Commercial lease financing	1	2	0.01	0.02
	1,320	390	0.23	0.07
U.S. small business commercial	473	319	2.34	1.71
Total commercial	$ 1,793	$ 709	0.30	0.12

[1] Net charge-off ratios are calculated as annualized net charge-offs divided by average outstanding loans and leases, excluding loans accounted for under the fair value option.

Table 31 presents commercial reservable criticized utilized exposure by loan type. Criticized exposure corresponds to the Special Mention, Substandard and Doubtful asset categories as defined by regulatory authorities. Total commercial reservable criticized utilized exposure increased $3.2 billion during 2024 primarily driven by commercial real estate and U.S. commercial. At December 31, 2024 and 2023, 91 percent and 89 percent of commercial reservable criticized utilized exposure was secured.

Table 31 Commercial Reservable Criticized Utilized Exposure [1, 2]

	December 31			
(Dollars in millions)	2024		2023	
Commercial and industrial:				
U.S. commercial	$ 13,387	3.23 %	$ 12,006	3.12 %
Non-U.S. commercial	1,955	1.37	1,787	1.37
Total commercial and industrial	15,342	2.75	13,793	2.68
Commercial real estate	10,168	15.17	8,749	11.80
Commercial lease financing	291	1.85	166	1.12
	25,801	4.03	22,708	3.76
U.S. small business commercial	694	3.33	592	3.08
Total commercial reservable criticized utilized exposure	$ 26,495	4.01	$ 23,300	3.74

[1] Total commercial reservable criticized utilized exposure includes loans and leases of $25.5 billion and $22.5 billion and commercial letters of credit of $977 million and $795 million at December 31, 2024 and 2023.

[2] Percentages are calculated as commercial reservable criticized utilized exposure divided by total commercial reservable utilized exposure for each exposure category.

Commercial and Industrial

Commercial and industrial loans include U.S. commercial and non-U.S. commercial portfolios.

U.S. Commercial

At December 31, 2024, 60 percent of the U.S. commercial loan portfolio, excluding small business, was managed in *Global Banking,* 23 percent in *Global Markets*, 15 percent in *GWIM* (loans that provide financing for asset purchases, business investments and other liquidity needs for high net worth clients) and the remainder primarily in *Consumer Banking*. U.S. commercial loans increased $28.1 billion, or eight percent, during 2024 primarily driven by *Global Markets and Global Banking.* Reservable criticized utilized exposure increased $1.4 billion, or 12 percent, driven by a broad range of industries.

Non-U.S. Commercial

At December 31, 2024, 56 percent of the non-U.S. commercial loan portfolio was managed in *Global Banking,* 43 percent in *Global Markets* and the remainder primarily in *GWIM*. Non-U.S. commercial loans increased $12.9 billion, or 10 percent, during 2024 primarily driven by *Global Markets*. Reservable criticized utilized exposure increased $168 million, or nine percent. For information on the non-U.S. commercial portfolio, see Non-U.S. Portfolio on page 112.

Commercial Real Estate

Commercial real estate primarily includes commercial loans secured by non-owner-occupied real estate and is dependent on the sale or lease of the real estate as the primary source of repayment. Outstanding loans decreased $7.1 billion, or 10 percent, during 2024 to $65.7 billion driven by multiple property types, including office. The commercial real estate portfolio is primarily managed in *Global Banking* and consists of loans made primarily to public and private developers, and commercial real estate firms. The portfolio remains diversified across property types and geographic regions. California represented the largest state concentration at 21 percent and 20 percent of commercial real estate at December 31, 2024 and 2023.

Reservable criticized utilized exposure increased $1.4 billion, or 16 percent, during 2024 primarily driven by industrial/warehouse and multi-family rental loans. Office loans represented the largest property type concentration at 23 percent of the commercial real estate portfolio at December 31, 2024, and approximately one percent of total loans for the Corporation. This property type is roughly 75 percent Class A and had an origination loan-to-value of approximately 55 percent.

Reservable criticized exposure for the office property type was $5.1 billion at December 31, 2024, representing a decrease of $398 million, or seven percent, from December 31, 2023, with an aggregate loan-to-value of approximately 85 percent based on property appraisals completed in the last twelve months. Approximately $5.1 billion of office loans are scheduled to mature by the end of 2025.

During 2024, net charge-offs increased $619 million to $864 million driven by office loans. We use a number of proactive risk mitigation initiatives to reduce adversely rated exposure in the commercial real estate portfolio, including transfers of deteriorating exposures for management by independent special asset officers and the pursuit of loan restructurings or asset sales to achieve the best results for our customers and the Corporation.

Table 32 presents outstanding commercial real estate loans by geographic region, based on the geographic location of the collateral, and by property type.

Table 32 Outstanding Commercial Real Estate Loans

(Dollars in millions)	December 31 2024		December 31 2023	
By Geographic Region				
Northeast	$	14,708	$	15,920
California		13,712		14,551
Southwest		7,719		9,318
Southeast		6,914		8,368
Florida		4,410		4,986
Illinois		2,996		3,361
Midsouth		2,487		2,785
Midwest		2,468		3,149
Northwest		1,979		2,095
Non-U.S.		6,109		6,052
Other		2,228		2,293
Total outstanding commercial real estate loans	$	65,730	$	72,878
By Property Type				
Non-residential				
Office	$	15,061	$	17,976
Industrial / Warehouse		13,166		14,746
Multi-family rental		11,022		10,606
Shopping centers / Retail		5,603		5,756
Hotel / Motels		4,680		5,665
Multi-use		2,162		2,681
Other		13,179		14,201
Total non-residential		64,873		71,631
Residential		857		1,247
Total outstanding commercial real estate loans	$	65,730	$	72,878

U.S. Small Business Commercial

The U.S. small business commercial loan portfolio is comprised of small business card loans and small business loans primarily managed in *Consumer Banking*. Credit card-related products were 53 percent and 54 percent of the U.S. small business commercial portfolio at December 31, 2024 and 2023 and represented 99 percent of net charge-offs for both 2024 and 2023. Accruing past due 90 days or more increased $13 million in 2024 to $197 million.

Nonperforming Commercial Loans, Leases and Foreclosed Properties Activity

Table 33 presents the nonperforming commercial loans, leases and foreclosed properties activity during 2024 and 2023. Nonperforming loans do not include loans accounted for under the fair value option. During 2024, nonperforming commercial loans and leases increased $555 million to $3.3 billion. At December 31, 2024, nearly 100 percent of commercial nonperforming loans, leases and foreclosed properties were secured, and 41 percent were contractually current. Commercial nonperforming loans were carried at 88 percent of their unpaid principal balance, as the carrying value of these loans has been reduced to the estimated collateral value less costs to sell.

Table 33 Nonperforming Commercial Loans, Leases and Foreclosed Properties Activity [1, 2]

(Dollars in millions)	2024	2023
Nonperforming loans and leases, January 1	**$ 2,773**	$ 1,054
Additions	**3,914**	2,863
Reductions:		
Paydowns	**(1,669)**	(517)
Sales	**(32)**	(4)
Returns to performing status [3]	**(182)**	(106)
Charge-offs	**(1,361)**	(428)
Transfers to foreclosed properties	**(115)**	(23)
Transfers to loans held-for-sale	**—**	(66)
Total net additions to nonperforming loans and leases	**555**	1,719
Total nonperforming loans and leases, December 31	**3,328**	2,773
Foreclosed properties, December 31	**56**	42
Nonperforming commercial loans, leases and foreclosed properties, December 31	**$ 3,384**	$ 2,815
Nonperforming commercial loans and leases as a percentage of outstanding commercial loans and leases [4]	**0.53 %**	0.47 %
Nonperforming commercial loans, leases and foreclosed properties as a percentage of outstanding commercial loans, leases and foreclosed properties [4]	**0.54**	0.48

(1) Balances do not include nonperforming loans held-for-sale of $731 million and $161 million at December 31, 2024 and 2023.
(2) Includes U.S. small business commercial activity. Small business card loans are excluded as they are not classified as nonperforming.
(3) Commercial loans and leases may be returned to performing status when all principal and interest is current and full repayment of the remaining contractual principal and interest is expected, when the loan otherwise becomes well-secured and is in the process of collection, or when a modified loan demonstrates a sustained period of payment performance.
(4) Outstanding commercial loans exclude loans accounted for under the fair value option.

Industry Concentrations

Table 34 presents commercial committed and utilized credit exposure by industry. For information on net notional credit protection purchased to hedge funded and unfunded exposures for which we elected the fair value option, as well as certain other credit exposures, see Commercial Portfolio Credit Risk Management – Risk Mitigation.

Commercial credit exposure is diversified across a broad range of industries. Total commercial committed exposure increased $72.5 billion during 2024 to $1.3 trillion. The increase in commercial committed exposure was concentrated in Asset managers and funds, Finance companies and Individuals and trusts.

Industry limits are used internally to manage industry concentrations and are based on committed exposure that is determined on an industry-by-industry basis. A risk management framework is in place to set and approve industry limits as well as to provide ongoing monitoring.

Asset managers and funds, our largest industry concentration with committed exposure of $193.9 billion, increased $24.6 billion, or 15 percent, during 2024, which was primarily driven by investment-grade exposures.

Finance companies, our second largest industry concentration with committed exposure of $101.8 billion, increased $12.7 billion, or 14 percent, during 2024. The increase in committed exposure was primarily driven by increases in Consumer finance, Thrifts and mortgage finance and Diversified financials.

Capital goods, our third largest industry concentration with committed exposure of $98.8 billion, increased $1.7 billion, or two percent, during 2024. The increase in committed exposure was driven by increases in Trading companies and distributors, Machinery, and Construction and engineering, partially offset by a decrease in Industrial conglomerates.

Various macroeconomic challenges, including geopolitical tensions, higher costs associated with inflationary pressures experienced over the past several years and elevated interest rates, have led to uncertainty in the U.S. and global economies and have adversely impacted, and may continue to adversely impact, a number of industries. We continue to monitor all industries, particularly higher risk industries that are experiencing or could experience a more significant impact to their financial condition.

Table 34 Commercial Credit Exposure by Industry [1]

	Commercial Utilized		Total Commercial Committed [2]	
	December 31			
(Dollars in millions)	2024	2023	2024	2023
Asset managers and funds	$ 118,123	$ 103,138	$ 193,947	$ 169,318
Finance companies	74,975	62,906	101,828	89,119
Capital goods	51,367	49,698	98,780	97,044
Real estate [3]	69,841	73,150	95,981	100,269
Healthcare equipment and services	35,964	35,037	65,819	61,766
Materials	26,797	25,223	58,128	55,296
Food, beverage and tobacco	25,763	23,865	54,370	49,426
Retailing	24,449	24,561	53,471	54,523
Consumer services	28,391	27,355	53,054	49,105
Individuals and trusts	35,457	32,481	50,353	43,938
Government and public education	32,682	31,051	48,204	45,873
Commercial services and supplies	24,409	22,642	43,451	41,473
Utilities	18,186	18,610	42,107	39,481
Transportation	24,135	24,200	35,743	36,267
Energy	13,857	12,450	35,510	36,996
Technology hardware and equipment	11,526	11,951	30,093	29,160
Software and services	11,158	9,830	27,383	22,381
Global commercial banks	22,641	22,749	25,220	25,684
Media	12,130	13,033	24,023	24,908
Vehicle dealers	18,194	16,283	23,855	22,570
Insurance	12,640	9,371	23,445	19,322
Consumer durables and apparel	8,987	9,184	21,823	20,732
Pharmaceuticals and biotechnology	7,378	6,852	21,717	22,169
Telecommunication services	8,571	9,224	18,759	17,269
Automobiles and components	8,172	7,049	16,268	16,459
Food and staples retailing	7,206	7,423	12,777	12,496
Financial markets infrastructure (clearinghouses)	4,219	4,229	6,413	6,503
Religious and social organizations	2,285	2,754	4,066	4,565
Total commercial credit exposure by industry	$ 739,503	$ 696,299	$ 1,286,588	$ 1,214,112

[1] Includes U.S. small business commercial exposure.
[2] Includes the notional amount of unfunded legally binding lending commitments, net of amounts distributed (i.e., syndicated or participated) to other financial institutions. The distributed amounts were $10.4 billion and $10.3 billion at both December 31, 2024 and 2023.
[3] Industries are viewed from a variety of perspectives to best isolate the perceived risks. For purposes of this table, the real estate industry is defined based on the primary business activity of the borrowers or counterparties using operating cash flows and primary source of repayment as key factors.

Risk Mitigation

We purchase credit protection to cover the funded portion as well as the unfunded portion of certain credit exposures. To lower the cost of obtaining our desired credit protection levels, we may add credit exposure within an industry, borrower or counterparty group by selling protection.

At December 31, 2024 and 2023, net notional credit default protection purchased in our credit derivatives portfolio to hedge our funded and unfunded exposures for which we elected the fair value option, as well as certain other credit exposures, was $10.4 billion and $10.9 billion. We recorded net losses of $87 million in 2024 compared to net losses $185 million in 2023. The gains and losses on these instruments were largely offset by gains and losses on the related exposures. The Value-at-Risk (VaR) results for these exposures are included in the fair value option portfolio information in Table 41. For more information, see Trading Risk Management on page 118.

Tables 35 and 36 present the maturity profiles and the credit exposure debt ratings of the net credit default protection portfolio at December 31, 2024 and 2023.

Table 35 Net Credit Default Protection by Maturity

	December 31	
	2024	2023
Less than or equal to one year	24 %	36 %
Greater than one year and less than or equal to five years	76	64
Total net credit default protection	100 %	100 %

Table 36   Net Credit Default Protection by Credit
            Exposure Debt Rating

(Dollars in millions)	Net Notional [1]	Percent of Total	Net Notional [1]	Percent of Total
	December 31			
Ratings [2, 3]	**2024**		2023	
AAA	$ **(120)**	**1.1** %	$ (479)	4.4 %
AA	**(960)**	**9.2**	(1,080)	9.9
A	**(4,978)**	**47.7**	(5,237)	48.2
BBB	**(3,385)**	**32.4**	(2,912)	26.8
BB	**(526)**	**5.0**	(698)	6.4
B	**(385)**	**3.7**	(419)	3.9
CCC and below	**(82)**	**0.8**	(52)	0.5
NR [4]	**—**	**0.1**	2	(0.1)
Total net credit default protection	$ **(10,436)**	**100.0** %	$ (10,875)	100.0 %

[1] Represents net credit default protection purchased.
[2] Ratings are refreshed on a quarterly basis.
[3] Ratings of BBB- or higher are considered to meet the definition of investment grade.
[4] NR is comprised of index positions held and any names that have not been rated.

In addition to our net notional credit default protection purchased to cover the funded and unfunded portion of certain credit exposures, credit derivatives are used for market-making activities for clients and establishing positions intended to profit from directional or relative value changes. We execute the majority of our credit derivative trades in the OTC market with large, multinational financial institutions, including broker-dealers and, to a lesser degree, with a variety of other investors. Because these transactions are executed in the OTC market, we are subject to settlement risk. We are also subject to credit risk in the event that these counterparties fail to perform under the terms of these contracts. In order to properly reflect counterparty credit risk, we record counterparty credit risk valuation adjustments on certain derivative assets, including our purchased credit default protection. In most cases, credit derivative transactions are executed on a daily margin basis. Therefore, events such as a credit downgrade, depending on the ultimate rating level, or a breach of credit covenants would typically require an increase in the amount of collateral required by the counterparty, where applicable, and/or allow us to take additional protective measures such as early termination of all trades. For more information on credit derivatives and counterparty credit risk valuation adjustments, see *Note 3 – Derivatives* to the Consolidated Financial Statements.

Non-U.S. Portfolio

Our non-U.S. credit and trading portfolios are subject to country risk. We define country risk as the risk of loss from unfavorable economic and political conditions, currency fluctuations, social instability and changes in government policies. A risk management framework is in place to measure, monitor and manage non-U.S. risk and exposures. In addition to the direct risk of doing business in a country, we also are exposed to indirect country risks (e.g., related to the collateral received on secured financing transactions or related to client clearing activities). These indirect exposures are managed in the normal course of business through credit, market and operational risk governance rather than through country risk governance.

Table 37 presents our 20 largest non-U.S. country exposures at December 31, 2024. These exposures accounted for 89 percent of our total non-U.S. exposure at both December 31, 2024 and 2023. Net country exposure for these 20 countries increased $21.5 billion in 2024 primarily driven by increases in the United Kingdom and Canada.

Non-U.S. exposure is presented on an internal risk management basis and includes sovereign and non-sovereign credit exposure, securities and other investments issued by or domiciled in countries other than the U.S.

Funded loans and loan equivalents include loans, leases, and other extensions of credit and funds, including letters of credit and due from placements. Unfunded commitments are the undrawn portion of legally binding commitments related to loans and loan equivalents. Net counterparty exposure includes the fair value of derivatives, including the counterparty risk associated with credit default swaps (CDS), and secured financing transactions. Securities and other investments are carried at fair value and long securities exposures are netted against short exposures with the same underlying issuer to, but not below, zero. Net country exposure represents country exposure less hedges and credit default protection purchased, net of credit default protection sold.

Table 37 Top 20 Non-U.S. Countries Exposure

(Dollars in millions)	Funded Loans and Loan Equivalents	Unfunded Loan Commitments	Net Counterparty Exposure	Securities/ Other Investments	Country Exposure at December 31 2024	Hedges and Credit Default Protection	Net Country Exposure at December 31 2024	Increase (Decrease) from December 31 2023
United Kingdom	$ 35,704	$ 18,100	$ 3,757	$ 5,534	$ 63,095	$ (1,050)	$ 62,045	$ 6,110
Germany	25,504	10,348	1,329	2,194	39,375	(2,337)	37,038	1,383
Canada	15,522	11,672	1,475	3,209	31,878	(406)	31,472	3,457
France	14,184	8,894	1,318	2,789	27,185	(1,031)	26,154	1,296
Australia	14,587	4,357	1,381	2,207	22,532	(396)	22,136	814
Japan	12,063	1,852	1,460	4,361	19,736	(495)	19,241	2,267
Brazil	9,753	1,367	1,022	4,666	16,808	(70)	16,738	1,455
India	7,940	301	567	5,038	13,846	(60)	13,786	1,861
Switzerland	5,595	4,524	160	435	10,714	(113)	10,601	1,372
Singapore	3,914	576	290	5,134	9,914	(27)	9,887	(930)
China	4,765	310	935	3,428	9,438	(216)	9,222	710
South Korea	4,628	1,304	735	1,979	8,646	(203)	8,443	(17)
Ireland	6,161	1,777	84	398	8,420	(159)	8,261	(2,072)
Netherlands	3,239	3,471	485	1,232	8,427	(298)	8,129	980
Mexico	4,880	2,107	454	778	8,219	(177)	8,042	(877)
Italy	4,999	2,426	232	604	8,261	(372)	7,889	1,274
Spain	3,364	1,903	136	1,216	6,619	(516)	6,103	507
Hong Kong	2,785	585	635	1,128	5,133	(43)	5,090	(762)
Indonesia	1,051	—	77	3,322	4,450	(29)	4,421	2,186
Sweden	1,390	1,792	103	364	3,649	(199)	3,450	436
Total top 20 non-U.S. countries exposure	$ 182,028	$ 77,666	$ 16,635	$ 50,016	$ 326,345	$ (8,197)	$ 318,148	$ 21,450

Our largest non-U.S. country exposure at December 31, 2024 was the United Kingdom with net exposure of $62.0 billion, which increased $6.1 billion from December 31, 2023 primarily due to higher deposits with the central bank. Our second largest non-U.S. country exposure was Germany with net exposure of $37.0 billion at December 31, 2024, which increased $1.4 billion from December 31, 2023 primarily due to higher deposits with the central bank.

Loan and Lease Contractual Maturities

Table 38 disaggregates total outstanding loans and leases by remaining scheduled principal due dates and interest rates. The amounts provided do not reflect prepayment assumptions or hedging activities related to the loan portfolio. For information on the asset sensitivity of our total banking book balance sheet, see Interest Rate Risk Management for the Banking Book on page 121.

Table 38 Loan and Lease Contractual Maturities [1]

	December 31, 2024				
(Dollars in millions)	Due in One Year or Less	Due After One Year Through Five Years	Due After Five Years Through 15 Years	Due After 15 Years	Total
Residential mortgage	$ 5,802	$ 33,962	$ 97,133	$ 91,361	**$ 228,258**
Home equity	671	454	2,925	21,849	**25,899**
Credit card	103,566	—	—	—	**103,566**
Direct/Indirect consumer	65,115	36,376	4,837	794	**107,122**
Other consumer	151	—	—	—	**151**
Total consumer loans	**175,305**	**70,792**	**104,895**	**114,004**	**464,996**
U.S. commercial	123,161	245,135	19,112	2,352	**389,760**
Non-U.S. commercial	49,233	56,511	29,282	3,750	**138,776**
Commercial real estate	27,212	37,097	1,415	6	**65,730**
Commercial lease financing	3,305	9,905	1,190	1,308	**15,708**
U.S. small business commercial	12,628	4,751	3,364	122	**20,865**
Total commercial loans	**215,539**	**353,399**	**54,363**	**7,538**	**630,839**
Total loans and leases	**$ 390,844**	**$ 424,191**	**$ 159,258**	**$ 121,542**	**$ 1,095,835**

	Amount due in one year or less at:		Amount due after one year at:		
(Dollars in millions)	Variable Interest Rates	Fixed Interest Rates	Variable Interest Rates	Fixed Interest Rates	Total
Residential mortgage	$ 1,059	$ 4,743	$ 85,035	$ 137,421	**$ 228,258**
Home equity	150	521	22,666	2,562	**25,899**
Credit card	98,168	5,398	—	—	**103,566**
Direct/Indirect consumer	45,945	19,170	2,327	39,680	**107,122**
Other consumer	22	129	—	—	**151**
Total consumer loans	**145,344**	**29,961**	**110,028**	**179,663**	**464,996**
U.S. commercial	95,052	28,109	217,109	49,490	**389,760**
Non-U.S. commercial	37,073	12,160	85,896	3,647	**138,776**
Commercial real estate	24,460	2,752	37,251	1,267	**65,730**
Commercial lease financing	320	2,985	2,201	10,202	**15,708**
U.S. small business commercial	7,684	4,944	122	8,115	**20,865**
Total commercial loans	**164,589**	**50,950**	**342,579**	**72,721**	**630,839**
Total loans and leases	**$ 309,933**	**$ 80,911**	**$ 452,607**	**$ 252,384**	**$ 1,095,835**

(1) Includes loans accounted for under the fair value option.

Allowance for Credit Losses

The allowance for credit losses decreased $215 million from December 31, 2023 to $14.3 billion at December 31, 2024, which included a $25 million reserve increase and a $240 million reserve decrease related to the consumer and commercial portfolios, respectively.

Table 39 presents an allocation of the allowance for credit losses by product type at December 31, 2024 and 2023.

Table 39 Allocation of the Allowance for Credit Losses by Product Type

(Dollars in millions)	Amount	Percent of Total	Percent of Loans and Leases Outstanding [1]	Amount	Percent of Total	Percent of Loans and Leases Outstanding [1]
		December 31, 2024			**December 31, 2023**	
Allowance for loan and lease losses						
Residential mortgage	$ 264	1.99 %	0.12 %	$ 339	2.54 %	0.15 %
Home equity	29	0.22	0.11	47	0.35	0.19
Credit card	7,515	56.76	7.26	7,346	55.06	7.19
Direct/Indirect consumer	700	5.29	0.65	715	5.36	0.69
Other consumer	62	0.47	n/m	73	0.55	n/m
Total consumer	8,570	64.73	1.84	8,520	63.86	1.85
U.S. commercial [2]	2,637	19.91	0.65	2,600	19.49	0.69
Non-U.S. commercial	778	5.88	0.57	842	6.31	0.68
Commercial real estate	1,219	9.21	1.85	1,342	10.06	1.84
Commercial lease financing	36	0.27	0.23	38	0.28	0.26
Total commercial	4,670	35.27	0.75	4,822	36.14	0.82
Allowance for loan and lease losses	13,240	100.00 %	1.21	13,342	100.00 %	1.27
Reserve for unfunded lending commitments	1,096			1,209		
Allowance for credit losses	$ 14,336			$ 14,551		

[1] Ratios are calculated as allowance for loan and lease losses as a percentage of loans and leases outstanding excluding loans accounted for under the fair value option.
[2] Includes allowance for loan and lease losses for U.S. small business commercial loans of $1.2 billion and $1.0 billion at December 31, 2024 and 2023.
n/m = not meaningful

Net charge-offs for 2024 were $6.0 billion compared to $3.8 billion in 2023 primarily due to credit card loans and the commercial real estate office portfolio. The provision for credit losses increased $1.4 billion to $5.8 billion during 2024 compared to 2023. The provision for credit losses in 2024 was primarily driven by credit card as well as small business loan growth, and asset quality deterioration in the commercial real estate office and credit card portfolios. The provision for credit losses for the consumer portfolio, including unfunded lending commitments, decreased $267 million to $4.3 billion during 2024 compared to 2023. The provision for credit losses for the commercial portfolio, including unfunded lending commitments, increased $1.7 billion to $1.6 billion during 2024 compared to 2023.

Table 40 presents a rollforward of the allowance for credit losses, including certain loan and allowance ratios for 2024 and 2023. For more information on the Corporation's credit loss accounting policies and activity related to the allowance for credit losses, see *Note 1 – Summary of Significant Accounting Principles* and *Note 5 – Outstanding Loans and Leases and Allowance for Credit Losses* to the Consolidated Financial Statements.

Table 40 Allowance for Credit Losses

(Dollars in millions)	2024	2023
Allowance for loan and lease losses, December 31	**$ 13,342**	$ 12,682
January 1, 2023 adoption of credit loss standard	**n/a**	(243)
Allowance for loan and lease losses, January 1	**$ 13,342**	$ 12,439
Loans and leases charged off		
Residential mortgage	**(21)**	(67)
Home equity	**(21)**	(36)
Credit card	**(4,365)**	(3,133)
Direct/Indirect consumer	**(399)**	(233)
Other consumer	**(313)**	(504)
Total consumer charge-offs	**(5,119)**	(3,973)
U.S. commercial [1]	**(958)**	(551)
Non-U.S. commercial	**(81)**	(37)
Commercial real estate	**(894)**	(254)
Commercial lease financing	**(2)**	(2)
Total commercial charge-offs	**(1,935)**	(844)
Total loans and leases charged off	**(7,054)**	(4,817)
Recoveries of loans and leases previously charged off		
Residential mortgage	**21**	51
Home equity	**62**	95
Credit card	**620**	572
Direct/Indirect consumer	**160**	141
Other consumer	**18**	24
Total consumer recoveries	**881**	883
U.S. commercial [2]	**97**	108
Non-U.S. commercial	**14**	18
Commercial real estate	**30**	9
Commercial lease financing	**1**	—
Total commercial recoveries	**142**	135
Total recoveries of loans and leases previously charged off	**1,023**	1,018
Net charge-offs	**(6,031)**	(3,799)
Provision for loan and lease losses	**5,935**	4,725
Other	**(6)**	(23)
Allowance for loan and lease losses, December 31	**13,240**	13,342
Reserve for unfunded lending commitments, January 1	**1,209**	1,540
Provision for unfunded lending commitments	**(114)**	(331)
Other	**1**	—
Reserve for unfunded lending commitments, December 31	**1,096**	1,209
Allowance for credit losses, December 31	**$ 14,336**	$ 14,551
Loan and allowance ratios [3]:		
Loans and leases outstanding at December 31	**$ 1,091,586**	$ 1,050,163
Allowance for loan and lease losses as a percentage of total loans and leases outstanding at December 31	**1.21 %**	1.27 %
Consumer allowance for loan and lease losses as a percentage of total consumer loans and leases outstanding at December 31	**1.84**	1.85
Commercial allowance for loan and lease losses as a percentage of total commercial loans and leases outstanding at December 31	**0.75**	0.82
Average loans and leases outstanding	**$ 1,056,507**	$ 1,041,824
Net charge-offs as a percentage of average loans and leases outstanding	**0.57 %**	0.36 %
Allowance for loan and lease losses as a percentage of total nonperforming loans and leases at December 31	**222**	243
Ratio of the allowance for loan and lease losses at December 31 to net charge-offs	**2.20**	3.51
Amounts included in allowance for loan and lease losses for loans and leases that are excluded from nonperforming loans and leases at December 31 [4]	**$ 8,689**	$ 8,357
Allowance for loan and lease losses as a percentage of total nonperforming loans and leases, excluding the allowance for loan and lease losses for loans and leases that are excluded from nonperforming loans and leases at December 31 [4]	**76 %**	91 %

(1) Includes U.S. small business commercial charge-offs of $519 million in 2024 compared to $360 million in 2023.
(2) Includes U.S. small business commercial recoveries of $46 million in 2024 compared to $41 million in 2023.
(3) Ratios are calculated as allowance for loan and lease losses as a percentage of loans and leases outstanding excluding loans accounted for under the fair value option.
(4) Primarily includes amounts related to credit card and unsecured consumer lending portfolios in *Consumer Banking*.
n/a = not applicable

Market Risk Management

Market risk is the risk that changes in market conditions may adversely impact the value of assets or liabilities, or otherwise negatively impact earnings. This risk is inherent in the financial instruments associated with our operations, primarily within our *Global Markets* segment. We are also exposed to these risks in other areas of the Corporation (e.g., our ALM activities). In the event of market stress, these risks could have a material impact on our results. For more information, see Interest Rate Risk Management for the Banking Book on page 121.

Our traditional banking loan and deposit products are non-trading positions and are generally reported at amortized cost for assets or the amount owed for liabilities (historical cost). However, these positions are still subject to changes in economic value based on varying market conditions, with one of the primary risks being changes in the levels of interest rates. The risk of adverse changes in the economic value of our non-trading positions arising from changes in interest rates is managed through our ALM activities. We have elected to account for certain assets and liabilities under the fair value option.

Our trading positions are reported at fair value with changes reflected in income. Trading positions are subject to various changes in market-based risk factors. The majority of this risk is generated by our activities in the interest rate, foreign exchange, credit, equity and commodities markets. In addition, the values of assets and liabilities could change due to market liquidity, correlations across markets and expectations of market volatility. We seek to manage these risk exposures by using a variety of techniques that encompass a broad range of financial instruments. The key risk management techniques are discussed in more detail in the Trading Risk Management section.

GRM is responsible for providing senior management with a clear and comprehensive understanding of the trading risks to which we are exposed. These responsibilities include ownership of market risk policy, developing and maintaining quantitative risk models, calculating aggregated risk measures, establishing and monitoring position limits consistent with risk appetite, conducting daily reviews and analysis of trading inventory, approving material risk exposures and fulfilling regulatory requirements. Market risks that impact businesses outside of *Global Markets* are monitored and governed by their respective governance functions.

Model risk is the potential for adverse consequences from decisions based on incorrect or misused model outputs and reports. Given that models are used across the Corporation, model risk impacts all risk types including credit, market and operational risks. The Enterprise Model Risk Policy defines model risk standards, consistent with our Risk Framework and risk appetite, prevailing regulatory guidance and industry best practice. All models, including risk management, valuation and regulatory capital models, must meet certain validation criteria, including effective challenge of the conceptual soundness of the model, independent model testing and ongoing monitoring through outcomes analysis and benchmarking. The Enterprise Model Risk Committee, a subcommittee of the MRC, oversees that model standards are consistent with model risk requirements and monitors the effective challenge in the model validation process across the Corporation.

Interest Rate Risk

Interest rate risk represents exposures to instruments whose values vary with the level or volatility of interest rates. These instruments include, but are not limited to, loans, debt securities, certain trading-related assets and liabilities, deposits, borrowings and derivatives. Hedging instruments used to mitigate these risks include derivatives such as options, futures, forwards and swaps.

Foreign Exchange Risk

Foreign exchange risk represents exposures to changes in the values of current holdings and future cash flows denominated in currencies other than the U.S. dollar. The types of instruments exposed to this risk include investments in non-U.S. subsidiaries, foreign currency-denominated loans and securities, future cash flows in foreign currencies arising from foreign exchange transactions, foreign currency-denominated debt and various foreign exchange derivatives whose values fluctuate with changes in the level or volatility of currency exchange rates or non-U.S. interest rates. Hedging instruments used to mitigate this risk include foreign exchange options, currency swaps, futures, forwards, and foreign currency-denominated debt and deposits.

Mortgage Risk

Mortgage risk represents exposures to changes in the values of mortgage-related instruments. The values of these instruments are sensitive to prepayment rates, mortgage rates, agency debt ratings, default, market liquidity, government participation and interest rate volatility. Our exposure to these instruments takes several forms. For example, we trade and engage in market-making activities in a variety of mortgage securities including whole loans, pass-through certificates, commercial mortgages and collateralized mortgage obligations including collateralized debt obligations using mortgages as underlying collateral. In addition, we originate a variety of MBS, which involves the accumulation of mortgage-related loans in anticipation of eventual securitization, and we may hold positions in mortgage securities and residential mortgage loans as part of the ALM portfolio. We also record MSRs as part of our mortgage origination activities. Hedging instruments used to mitigate this risk include derivatives such as options, swaps, futures and forwards as well as securities including MBS and U.S. Treasury securities. For more information, see Mortgage Banking Risk Management on page 123.

Equity Market Risk

Equity market risk represents exposures to securities that represent an ownership interest in a corporation in the form of domestic and foreign common stock or other equity-linked instruments. Instruments that would lead to this exposure include, but are not limited to, the following: common stock, exchange-traded funds, American Depositary Receipts, convertible bonds, listed equity options (puts and calls), OTC equity options, equity total return swaps, equity index futures and other equity derivative products. Hedging instruments used to mitigate this risk include options, futures, swaps, convertible bonds and cash positions.

Commodity Risk

Commodity risk represents exposures to instruments traded in the petroleum, natural gas, power and metals markets. These instruments consist primarily of futures, forwards, swaps and options. Hedging instruments used to mitigate this risk include options, futures and swaps in the same or similar commodity product, as well as cash positions.

Issuer Credit Risk

Issuer credit risk represents exposures to changes in the creditworthiness of individual issuers or groups of issuers. Our portfolio is exposed to issuer credit risk where the value of an asset may be adversely impacted by changes in the levels of credit spreads, by credit migration or by defaults. Hedging instruments used to mitigate this risk include bonds, CDS and other credit fixed-income instruments.

Market Liquidity Risk

Market liquidity risk represents the risk that the level of expected market activity changes dramatically and, in certain cases, may even cease. This exposes us to the risk that we will not be able to transact business and execute trades in an orderly manner which may impact our results. This impact could be further exacerbated if expected hedging or pricing correlations are compromised by disproportionate demand or lack of demand for certain instruments. We utilize various risk mitigating techniques as discussed in more detail in Trading Risk Management.

Trading Risk Management

To evaluate risks in our trading activities, we focus on the actual and potential volatility of revenues generated by individual positions as well as portfolios of positions. Various techniques and procedures are utilized to enable the most complete understanding of these risks. Quantitative measures of market risk are evaluated on a daily basis from a single position to the portfolio of the Corporation. These measures include sensitivities of positions to various market risk factors, such as the potential impact on revenue from a one basis point change in interest rates, and statistical measures utilizing both actual and hypothetical market moves, such as VaR and stress testing. Periods of extreme market stress influence the reliability of these techniques to varying degrees. Qualitative evaluations of market risk utilize the suite of quantitative risk measures while understanding each of their respective limitations. Additionally, risk managers independently evaluate the risk of the portfolios under the current market environment and potential future environments.

VaR is a common statistic used to measure market risk as it allows the aggregation of market risk factors, including the effects of portfolio diversification. A VaR model simulates the value of a portfolio under a range of scenarios in order to generate a distribution of potential gains and losses. VaR represents the loss a portfolio is not expected to exceed more than a certain number of times per period, based on a specified holding period, confidence level and window of historical data. We use one VaR model consistently across the trading portfolios and it uses a historical simulation approach based on a three-year window of historical data. Our primary VaR statistic is equivalent to a 99 percent confidence level, which means that for a VaR with a one-day holding period, there should not be losses in excess of VaR, on average, 99 out of 100 trading days.

Within any VaR model, there are significant and numerous assumptions that will differ from company to company. The accuracy of a VaR model depends on the availability and quality of historical data for each of the risk factors in the portfolio. A VaR model may require additional modeling assumptions for new products that do not have the necessary historical market data or for less liquid positions for which accurate daily prices are not consistently available. For positions with insufficient historical data for the VaR calculation, the process for establishing an appropriate proxy is based on fundamental and statistical analysis of the new product or less liquid position. This analysis identifies reasonable alternatives that replicate both the expected volatility and correlation to other market risk factors that the missing data would be expected to experience.

VaR may not be indicative of realized revenue volatility as changes in market conditions or in the composition of the portfolio can have a material impact on the results. In particular, the historical data used for the VaR calculation might indicate higher or lower levels of portfolio diversification than will be experienced. In order for the VaR model to reflect current market conditions, we update the historical data underlying our VaR model on a weekly basis, or more frequently during periods of market stress, and regularly review the assumptions underlying the model. A minor portion of risks related to our trading positions is not included in VaR. These risks are reviewed as part of our ICAAP. For more information regarding ICAAP, see Capital Management on page 91.

GRM continually reviews, evaluates and enhances our VaR model so that it reflects the material risks in our trading portfolio. Changes to the VaR model are reviewed and approved prior to implementation and any material changes are reported to management through the appropriate management committees.

Trading limits on quantitative risk measures, including VaR, are independently set by Global Markets Risk Management and reviewed on a regular basis so that trading limits remain relevant and within our overall risk appetite for market risks. Trading limits are reviewed in the context of market liquidity, volatility and strategic business priorities. Trading limits are set at both a granular level to allow for extensive coverage of risks as well as at aggregated portfolios to account for correlations among risk factors. All trading limits are approved at least annually. Approved trading limits are stored and tracked in a centralized limits management system. Trading limit excesses are communicated to management for review. Certain quantitative market risk measures and corresponding limits have been identified as critical in the Corporation's Risk Appetite Statement. These risk appetite limits are reported on a daily basis and are approved at least annually by the ERC and the Board.

In periods of market stress, *Global Markets* senior leadership communicates daily to discuss losses, key risk positions and any limit excesses. As a result of this process, the businesses may selectively reduce risk.

Table 41 presents the total market-based portfolio VaR, which is the combination of the total covered positions (and less liquid trading positions) portfolio and the fair value option portfolio. Covered positions are defined by regulatory standards as trading assets and liabilities, both on- and off-balance sheet, that meet a defined set of specifications. These specifications identify the most liquid trading positions which are intended to be held for a short-term horizon and where we are able to hedge the material risk elements in a two-way market. Positions in less liquid markets, or where there are restrictions on the ability to trade the positions, typically do not qualify as covered positions. Foreign exchange and commodity positions are always considered covered positions, except for structural foreign currency positions that are excluded with prior regulatory approval.

In addition, Table 41 presents our fair value option portfolio, which includes substantially all of the funded and unfunded exposures for which we elect the fair value option, and their corresponding hedges. Additionally, market risk VaR for trading activities, as presented in Table 41, differs from VaR used for regulatory capital calculations due to the holding period used. The holding period for VaR used for regulatory capital calculations is 10 days, while for the market risk VaR presented below, it is one day. Both measures utilize the same process and methodology.

The total market-based portfolio VaR results in Table 41 include market risk to which we are exposed from all business segments, excluding credit valuation adjustment (CVA), DVA and related hedges. The majority of this portfolio is within the *Global Markets* segment.

Table 41 presents year-end, average, high and low daily trading VaR for 2024 and 2023 using a 99 percent confidence level. The amounts disclosed in Table 41 and Table 42 align to the view of covered positions used in the Basel 3 capital calculations. Foreign exchange and commodity positions are always considered covered positions, regardless of trading or banking treatment for the trade, except for structural foreign currency positions that are excluded with prior regulatory approval.

The annual average of total covered positions and less liquid trading positions portfolio VaR marginally decreased for 2024 compared to 2023, with modest changes across asset classes.

Table 41 Market Risk VaR for Trading Activities

(Dollars in millions)	2024				2023			
	Year End	Average	High [1]	Low [1]	Year End	Average	High [1]	Low [1]
Foreign exchange	$ 21	$ 29	$ 42	$ 10	$ 29	$ 29	$ 43	$ 12
Interest rate	58	57	91	30	51	48	86	32
Credit	53	54	72	42	53	60	108	43
Equity	32	21	34	13	9	18	56	9
Commodities	9	9	16	7	9	9	14	6
Portfolio diversification	(94)	(100)	n/a	n/a	(90)	(100)	n/a	n/a
Total covered positions portfolio	**79**	**70**	**99**	**50**	**61**	**64**	**92**	**41**
Impact from less liquid exposures [2]	16	11	n/a	n/a	12	20	n/a	n/a
Total covered positions and less liquid trading positions portfolio	**95**	**81**	**110**	**61**	**73**	**84**	**149**	**52**
Fair value option loans	31	18	45	11	16	25	49	14
Fair value option hedges	23	12	27	6	11	14	20	9
Fair value option portfolio diversification	(34)	(16)	n/a	n/a	(12)	(23)	n/a	n/a
Total fair value option portfolio	**20**	**14**	**24**	**9**	**15**	**16**	**30**	**10**
Portfolio diversification	(10)	(9)	n/a	n/a	(9)	(8)	n/a	n/a
Total market-based portfolio	**$ 105**	**$ 86**	**117**	**65**	**$ 79**	**$ 92**	**173**	**58**

[1] The high and low for each portfolio may have occurred on different trading days than the high and low for the components. Therefore the impact from less liquid exposures and the amount of portfolio diversification, which is the difference between the total portfolio and the sum of the individual components, is not relevant.
[2] Impact is net of diversification effects between the covered positions and less liquid trading positions portfolios.
n/a = not applicable

The following graph presents the daily covered positions and less liquid trading positions portfolio VaR for 2024, corresponding to the data in Table 41.



Additional VaR statistics produced within our single VaR model are provided in Table 42 at the same level of detail as in Table 41. Evaluating VaR with additional statistics allows for an increased understanding of the risks in the portfolio, as the historical market data used in the VaR calculation does not necessarily follow a predefined statistical distribution. Table 42 presents average trading VaR statistics at 99 percent and 95 percent confidence levels for 2024 and 2023.

Table 42 Average Market Risk VaR for Trading Activities – 99 percent and 95 percent VaR Statistics

| (Dollars in millions) | December 31, 2024 | | December 31, 2023 | |
	99 percent	95 percent	99 percent	95 percent
Foreign exchange	$ 29	$ 18	$ 29	$ 19
Interest rate	57	30	48	26
Credit	54	30	60	30
Equity	21	10	18	8
Commodities	9	5	9	5
Portfolio diversification	(100)	(58)	(100)	(54)
Total covered positions portfolio	**70**	**35**	**64**	**34**
Impact from less liquid exposures	11	7	20	7
Total covered positions and less liquid trading positions portfolio	**81**	**42**	**84**	**41**
Fair value option loans	18	11	25	12
Fair value option hedges	12	7	14	9
Fair value option portfolio diversification	(16)	(10)	(23)	(13)
Total fair value option portfolio	**14**	**8**	**16**	**8**
Portfolio diversification	(9)	(5)	(8)	(5)
Total market-based portfolio	**$ 86**	**$ 45**	**$ 92**	**$ 44**

Backtesting

The accuracy of the VaR methodology is evaluated by backtesting, which compares the daily VaR results, utilizing a one-day holding period, against a comparable subset of trading revenue. A backtesting excess occurs when a trading loss exceeds the VaR for the corresponding day. These excesses are evaluated to understand the positions and market moves that produced the trading loss with a goal to help confirm that the VaR methodology accurately represents those losses. We expect the frequency of trading losses in excess of VaR to be in line with the confidence level of the VaR statistic being tested. For example, with a 99 percent confidence level, we expect one trading loss in excess of VaR every 100 days or between two to three trading losses in excess of VaR over the course of a year. The number of backtesting excesses observed can differ from the statistically expected number of excesses if the current level of market volatility is materially different than the level of market volatility that existed during the three years of historical data used in the VaR calculation.

The trading revenue used for backtesting is defined by regulatory agencies in order to most closely align with the VaR component of the regulatory capital calculation. This revenue differs from total trading-related revenue in that it excludes revenue from trading activities that either do not generate market risk or for which the market risk cannot be included in VaR. Some examples of the types of revenue excluded for backtesting are fees, commissions, reserves, net interest income and intra-day trading revenues.

We conduct daily backtesting on the VaR results used for regulatory capital calculations as well as at the level of key legal entities. These results are reported to senior management, who regularly review and evaluate the results of these tests.

During 2024, there was one day where this subset of trading revenue had losses that exceeded our total covered portfolio VaR, utilizing a one-day holding period.

Total Trading-related Revenue

Total trading-related revenue, excluding brokerage fees, and CVA, DVA and funding valuation adjustment gains (losses), represents the total amount earned from trading positions, including market-based net interest income, which are taken in a diverse range of financial instruments and markets. For more information on fair value, see *Note 20 – Fair Value Measurements* to the Consolidated Financial Statements. Trading-related revenue can be volatile and is largely driven by general market conditions and customer demand. Also, trading-related revenue is dependent on the volume and type of transactions, the level of risk assumed, and the volatility of price and rate movements at any given time within the ever-changing market environment. Significant daily revenue by business is monitored and the primary drivers of these are reviewed.

The following histogram is a graphic depiction of trading volatility and illustrates the daily level of trading-related revenue for 2024 and 2023. During 2024, positive trading-related revenue was recorded for more than 99 percent of the trading days, of which 94 percent were daily trading gains of over $25 million, and the largest loss was $12 million. This compares to 2023 where positive trading-related revenue was recorded for 100 percent of the trading days, of which 93 percent were daily trading gains of over $25 million.



Histogram of Daily Trading-related Revenue

☐ Year Ended December 31, 2023   ■ Year Ended December 31, 2024

Trading Portfolio Stress Testing

Because the very nature of a VaR model suggests results can exceed our estimates and it is dependent on a limited historical window, we also stress test our portfolio using scenario analysis. This analysis estimates the change in the value of our trading portfolio that may result from abnormal market movements.

A set of scenarios, categorized as either historical or hypothetical, are computed daily for the overall trading portfolio and individual businesses. These scenarios include shocks to underlying market risk factors that may be well beyond the shocks found in the historical data used to calculate VaR. Historical scenarios simulate the impact of the market moves that occurred during a period of extended historical market stress. Generally, a multi-week period representing the most severe point during a crisis is selected for each historical scenario. Hypothetical scenarios provide estimated portfolio impacts from potential future market stress events. Scenarios are reviewed and updated in response to changing positions and new economic or political information. In addition, new or ad hoc scenarios are developed to address specific potential market events or particular vulnerabilities in the portfolio. The stress tests are reviewed on a regular basis and the results are presented to senior management.

Stress testing for the trading portfolio is integrated with enterprise-wide stress testing and incorporated into the limits framework. The macroeconomic scenarios used for enterprise-wide stress testing purposes differ from the typical trading portfolio scenarios in that they have a longer time horizon and the results are forecasted over multiple periods for use in consolidated capital and liquidity planning. For more information, see Managing Risk on page 88.

Interest Rate Risk Management for the Banking Book

The following discussion presents net interest income for banking book activities.

Interest rate risk represents the most significant market risk exposure to our banking book balance sheet. Interest rate risk is measured as the potential change in net interest income caused by movements in market interest rates. Client-facing activities, primarily lending and deposit-taking, create interest rate sensitive positions on our balance sheet.

We prepare forward-looking forecasts of net interest income. The baseline forecast takes into consideration expected future business growth, ALM positioning and the future direction of interest rate movements as implied by market-based forward curves.

We then measure and evaluate the impact that alternative interest rate scenarios have on the baseline forecast in order to assess interest rate sensitivity under varied conditions. The net interest income forecast is frequently updated for changing assumptions and differing outlooks based on economic trends, market conditions and business strategies. Thus, we continually monitor our banking book balance sheet position in order to maintain an acceptable level of exposure to interest rate changes.

The interest rate scenarios that we analyze incorporate balance sheet assumptions such as loan and deposit growth and pricing, changes in funding mix, product repricing, maturity characteristics and investment securities premium amortization. Our overall goal is to manage interest rate risk so that movements in interest rates do not significantly adversely affect earnings and capital.

Table 43 presents the spot and 12-month forward rates used in developing the forward curve used in our baseline forecasts at December 31, 2024 and 2023.

Table 43 Forward Rates

	December 31, 2024		
	Federal Funds	SOFR	10-Year SOFR
Spot rates	4.50 %	4.49 %	4.07 %
12-month forward rates	4.00	3.94	4.07
	December 31, 2023		
Spot rates	5.50 %	5.38 %	3.47 %
12-month forward rates	3.89	3.93	3.32

Table 44 shows the potential pretax impact to forecasted net interest income over the next 12 months from December 31, 2024 and 2023 resulting from instantaneous parallel and non-parallel shocks to the market-based forward curve. Periodically, we evaluate the scenarios presented so that they are meaningful in the context of the current rate environment.

Table 44 Estimated Banking Book Net Interest Income Sensitivity to Curve Changes

(Dollars in billions)	Short Rate (bps)	Long Rate (bps)	Dynamic Deposits [1] December 31 2024	Static Deposits [1] December 31 2024	Static Deposits [1] December 31 2023
Parallel Shifts					
+100 bps instantaneous shift	+100	+100	$ 1.1	$ 3.1	$ 3.5
-100 bps instantaneous shift	-100	-100	(2.3)	(3.3)	(3.1)
+200 bps instantaneous shift	+200	+200	2.0	6.2	n/a
-200 bps instantaneous shift	-200	-200	(5.4)	(6.9)	n/a
Flatteners					
Short-end instantaneous change	+100	—	1.1	2.8	3.2
Long-end instantaneous change	—	-100	(0.1)	(0.4)	(0.3)
Steepeners					
Short-end instantaneous change	-100	—	(2.1)	(2.9)	(2.8)
Long-end instantaneous change	—	+100	0.1	0.3	0.3

[1] Dynamic Deposit sensitivity reflects behavioral customer deposit balance changes that could occur under various scenarios while Static Deposits assumes no deposit balance change.
n/a=not applicable

We continue to be asset sensitive to a parallel upward move in interest rates with the majority of that impact coming from the short end of the yield curve. Additionally, higher interest rates negatively impact the fair value of our debt securities classified as available for sale and adversely affect accumulated OCI and thus capital levels under the Basel 3 capital rules. Under instantaneous upward parallel shifts, the near-term adverse impact to Basel 3 capital would be reduced over time by offsetting positive impacts to net interest income generated from banking book activities. For more information on Basel 3, see Capital Management – Regulatory Capital on page 92.

As part of our ALM activities, we use securities, certain residential mortgages, and interest rate and foreign exchange derivatives in managing interest rate sensitivity. The sensitivity analysis in Table 44 assumes that we take no action in response to these rate shocks and does not assume any change in other macroeconomic variables normally correlated with changes in interest rates. Beginning in the second quarter of 2024, the sensitivity analysis incorporates potential movements in customer behavior that could result in changes in both total customer deposit balances and deposit balance mix, (e.g., interest bearing versus noninterest bearing), under the various interest rate scenarios. In higher rate scenarios, the analysis assumes that a portion of low-cost or noninterest-bearing deposits are replaced with higher yielding deposits or market-based funding. Conversely, in lower rate scenarios, the analysis assumes that a portion of higher yielding deposits or market-based funding are replaced with low-cost or noninterest-bearing deposits.

For larger interest rate scenarios, the interest rate sensitivity may behave in a non-linear manner as there are numerous estimates and assumptions, which require a high degree of judgment and are often interrelated, that could impact the outcome. Pertaining to the mortgage-backed securities and residential mortgage portfolio, if long-end interest rates were to significantly decrease over the next twelve months, for example over 200 bps, there would generally be an increase in customer prepayment behaviors with an incremental reduction to net interest income, noting that the extent of changes in customer prepayment activity can be impacted by multiple factors and is not necessarily limited to long-end interest rates. Conversely, if long-end interest rates were to significantly increase over the next twelve months, for example, over 200 bps, customer prepayments would likely modestly decrease and result in an incremental increase to net interest income. In addition, deposit pricing is rate sensitive in nature. This sensitivity is assumed to have non-linear impacts to larger short-end rate movements. In

decreasing interest rate scenarios, and particularly where interest rates have decreased to small amounts, the ability to further reduce rates paid is reduced as customer rates near zero. In higher short-end rate scenarios, deposit pricing will likely increase at a faster rate, leading to incremental interest expense and reducing asset sensitivity. While the impact related to the above assumptions used in the asset sensitivity analysis can provide directional analysis on how net interest income will be impacted in changing environments, the ultimate impact is dependent upon the interrelationship of the assumptions and factors, which vary in different macroeconomic scenarios.

Economic Value of Equity

In addition to interest rate sensitivity described above, the Corporation's management of its interest rate exposures in the banking book also considers a long-term view of interest rate sensitivity through the measurement of Economic Value of Equity (EVE). EVE captures changes in the net present value of banking book assets and liabilities under various interest rate scenarios and its impact to Tier 1 capital. Similar to net interest income, the Corporation establishes limits for EVE. EVE is largely driven by the Corporation's longer duration fixed-rate products, such as investment securities, residential mortgages and deposits. For assets or liabilities that have no stated maturity, such as deposits, the Corporation estimates the duration for measurement purposes.

Interest Rate and Foreign Exchange Derivative Contracts

We use interest rate and foreign exchange derivative contracts in our ALM activities to manage our interest rate and foreign exchange risks. Specifically, we use those derivatives to manage both the variability in cash flows and changes in fair value of various assets and liabilities arising from those risks. Our interest rate derivative contracts are generally non-leveraged swaps tied to various benchmark interest rates and foreign exchange basis swaps, options, futures and forwards, and our foreign exchange contracts include cross-currency interest rate swaps, foreign currency futures contracts, foreign currency forward contracts and options.

The derivatives used in our ALM activities can be split into two broad categories: designated accounting hedges and other risk management derivatives. Designated accounting hedges are primarily used to manage our exposure to interest rates as described in the Interest Rate Risk Management for the Banking Book section and are included in the sensitivities presented in Table 44. The Corporation also uses foreign currency derivatives in accounting hedges to manage substantially all of the foreign exchange risk of our foreign operations. By hedging the foreign exchange risk of our foreign operations, the Corporation's market risk exposure in this area is not significant.

Risk management derivatives are predominantly used to hedge foreign exchange risks related to various foreign currency-denominated assets and liabilities and eliminate substantially all foreign currency exposures in the cash flows of the Corporation's non-trading foreign currency-denominated financial instruments. These foreign exchange derivatives are sensitive to other market risk exposures such as cross-currency basis spreads and interest rate risk. However, as these features are not a significant component of these foreign exchange derivatives, the market risk related to this exposure is not significant. For more information on the accounting for derivatives, see *Note 3 – Derivatives* to the Consolidated Financial Statements.

Mortgage Banking Risk Management

We originate, fund and service mortgage loans, which subject us to credit, liquidity and interest rate risks, among others. We determine whether loans will be held for investment or held for sale at the time of commitment and manage credit and liquidity risks by selling or securitizing a portion of the loans we originate.

Interest rate risk and market risk can be substantial in the mortgage business. Changes in interest rates and other market factors impact the volume of mortgage originations. Changes in interest rates also impact the value of interest rate lock commitments (IRLCs) and the related residential first mortgage LHFS between the date of the IRLC and the date the loans are sold to the secondary market. An increase in mortgage interest rates typically leads to a decrease in the value of these instruments. Conversely, when there is an increase in interest rates, the value of the MSRs will increase driven by lower prepayment expectations. Because the interest rate risks of these hedged items offset, we combine them into one overall hedged item with one combined economic hedge portfolio consisting of derivative contracts and securities.

Compliance and Operational Risk Management

Compliance risk is the risk of legal or regulatory sanctions, material financial loss or damage to the reputation of the Corporation arising from the failure of the Corporation to comply with the requirements of applicable LRRs and our internal policies and procedures (collectively, applicable LRRs). We are subject to comprehensive and evolving regulation under federal and state laws, rules and regulations in the U.S. and the laws of the various jurisdictions in which we operate, including those related to financial crimes and anti-money laundering, market conduct, trading activities, fair lending, privacy, data protection, development and use of AI, and unfair, deceptive or abusive acts or practices.

Operational risk is the risk of loss resulting from inadequate or failed internal processes or systems, people or external events, and includes legal risk. Operational risk may occur anywhere in the Corporation, including third-party business processes, and is not limited to operations functions. The Corporation faces a number of key operational risks including third-party risk, model risk, conduct risk, technology risk, information security risk and data risk. The pace of technological change, including in the field of AI, may heighten risks in those areas. Operational risk can result in financial losses and reputational impacts and is a component in

the calculation of total RWA used in the Basel 3 capital calculation. For more information on Basel 3 calculations, see Capital Management on page 91.

FLUs and control functions are first and foremost responsible for managing all aspects of their businesses, including their compliance and operational risk. FLUs and control functions are required to understand their business processes and related risks and controls, including third-party dependencies and the related regulatory requirements, and monitor and report on the effectiveness of the control environment. In order to actively monitor and assess the performance of their processes and controls, they must conduct comprehensive quality assurance activities and identify issues and risks to remediate control gaps and weaknesses. FLUs and control functions must also adhere to compliance and operational risk appetite limits to meet strategic, capital and financial planning objectives. Finally, FLUs and control functions are responsible for the proactive identification, management and escalation of compliance and operational risks across the Corporation. Collectively, these efforts are important to strengthen their compliance and operational resiliency, which is the ability to deliver critical operations through disruption. To address AI-related risks, we have implemented internal processes and governance frameworks. These measures help with regulatory compliance and responsible use of AI across our operations.

Global Compliance and Operational Risk teams independently assess compliance and operational risk, monitor business activities and processes and evaluate FLUs and control functions for adherence to applicable LRRs, including identifying issues and risks, and reporting on the state of the control environment. Corporate Audit provides an independent assessment and validation through testing of key compliance and operational risk processes and controls across the Corporation.

The Corporation's Global Compliance – Enterprise Policy and Operational Risk Management – Enterprise Policy set the requirements for reporting compliance and operational risk information to executive management as well as the Board or appropriate Board-level committees and reflect Global Compliance and Operational Risk's responsibilities for conducting independent oversight of the Corporation's compliance and operational risk management activities. The Board provides oversight of compliance risk through its Audit Committee and the ERC, and operational risk through its ERC.

Cybersecurity

Risk Management and Strategy

Cybersecurity is a key operational risk facing the Corporation. We, our employees, customers, regulators and third parties are ongoing targets of an increasing number of cybersecurity threats and cyberattacks and, accordingly, the Corporation devotes considerable resources to the establishment and maintenance of processes for assessing, identifying and managing cybersecurity risk through its global workforce and 24/7 cyber operations centers around the world. The Corporation takes a cross-functional approach to addressing cybersecurity risk, with our Global Technology, Global Risk Management, Legal and Corporate Audit functions playing key roles. In addition, the Corporation's processes related to cybersecurity risk are an element of and integrated with the Corporation's comprehensive risk program, including our risk framework. For more information on the Corporation's Cybersecurity risk, see Item 1A. Risk Factors of our 2024 Annual Report on Form 10-K. For more information on our approach to risk management, including our risk management governance framework, see Managing Risk on page 88.

As part of the Corporation's overall risk management program, the Corporation's Global Information Security (GIS) Program is supported by three lines of defense. As the first line of defense, the GIS team is responsible for the day-to-day management of the GIS Program, which includes defining policies and procedures designed to safeguard the Corporation's information systems and the information those systems collect, process, maintain, use, share, disseminate and dispose of. As the second line of defense, Global Compliance and Operational Risk independently assesses, monitors and tests cybersecurity risk across the Corporation, as well as the effectiveness of the GIS Program. As the third line of defense, Corporate Audit conducts additional independent review and validation of the first-line and second-line processes and functions.

The Corporation seeks to mitigate cybersecurity risk and associated legal, financial, reputational, operational and/or regulatory risks by employing a multi-faceted GIS Program, through various policies and procedures, that are focused on governing, preparing for, identifying, preventing, detecting, mitigating, responding to and recovering from cybersecurity threats and incidents suffered by the Corporation and its third-party service providers, as well as effectively operating the Corporation's processes. Our business continuity policies and procedures are designed to maintain the availability of business functions and enable impacted units within the Corporation and its third-party service providers to achieve strategic objectives in the event of a cybersecurity incident. In accordance with the Corporation's cyber incident response framework, GIS, including its incident response team, tracks, documents, responds to and analyzes cybersecurity threats and cybersecurity incidents, including those experienced by the Corporation's third-party service providers that may impact the Corporation. Additionally, the Corporation has a process for assembling multi-stakeholder executive response teams to monitor and coordinate cross-functional responses to certain cybersecurity incidents.

As part of the GIS Program, the Corporation leverages both internal and external assessments and industry partnerships. The Corporation engages third-party assessors, consultants, auditors and other third-party professionals to evaluate and test its cybersecurity program and provide guidance on operating and improving the GIS Program, including the design and operational effectiveness of the security and resiliency of our information systems.

The Corporation focuses on and has processes to oversee cybersecurity risk associated with its third-party service providers. As part of its cybersecurity risk management processes, the Corporation maintains an enterprise-wide program that defines standards for the planning, sourcing, management, and oversight of third-party relationships and third-party access to its information system, facilities, and/or confidential or proprietary data. The Corporation has established security requirements applicable to third-party service providers, and where permitted by contract, cybersecurity diligence is conducted to assess the alignment of third-party service providers' cybersecurity programs with the Corporation's cybersecurity requirements.

While we and our third parties have experienced cybersecurity incidents, as well as adverse impacts from such incidents, we have not experienced material losses or other material consequences relating to cybersecurity incidents experienced by us or our third parties. However, we expect to continue to experience cybersecurity incidents resulting in adverse impacts with increased frequency and severity due to the evolving threat environment including the increasing use of AI, such as generative AI and machine learning, for cybersecurity threat and cyberattack purposes, and there can be no assurance that future cybersecurity incidents, including incidents experienced by our third parties, will not have a material adverse impact on the Corporation, including its business strategy, results of operations and/or financial condition.

Governance

Through established governance structures, the Corporation has policies and procedures to help facilitate oversight of cybersecurity risk. In accordance with these policies and procedures, the Corporation's three lines of defense, and management, strive to prepare for, identify, prevent, detect, mitigate, respond to and recover from cybersecurity threats and incidents, monitor performance, and escalate to executive management, the committees of the Corporation's Board and/or to the Board, as appropriate. Additionally, GIS reports cybersecurity incidents that meet certain criteria to the Legal Department for evaluation of materiality and potential escalation and disclosure, which includes the consideration of relevant quantitative and qualitative factors.

The Board is actively engaged in the oversight of the GIS Program and devotes time and attention to the oversight and mitigation of cybersecurity risk. The Board, which includes members with technology and cybersecurity experience, oversees management's approach to staffing and the policies and procedures to address cybersecurity risk. The Board and its ERC, which is responsible for reviewing cybersecurity risk, each receive regular presentations, memoranda and reports from our Chief Technology and Information Officer (CTIO) and our Chief Information Security Officer (CISO) on internal and external cybersecurity developments, threats and risks.

The Board receives prompt and timely information from management on cybersecurity incidents, including cybersecurity incidents experienced by the Corporation's third-party service providers, that may pose significant risk to the Corporation, and continues to receive regular reports on any such incidents until their conclusion. Additionally, the Board receives quarterly reports on the performance metrics for the GIS Program and the performance of the Corporation's cybersecurity risk appetite metrics, including metrics on vulnerabilities and third-party cybersecurity risks and incidents, and is notified promptly if a Board-level cybersecurity risk limit is breached.

Our ERC also annually reviews and approves our GIS Program and our Information Security Policy, which establish administrative, technical, and physical safeguards designed to protect the security, confidentiality, availability and integrity of customer records and information in accordance with the Gramm-Leach-Bliley Act and the interagency guidelines issued thereunder, and applicable laws globally.

Under the Board's oversight, management works closely with key stakeholders, including regulators, government agencies, law enforcement, peer institutions and industry groups, and develops and invests in talent and innovative technology in order to better manage cybersecurity risk.

Our most senior cybersecurity employees are the CTIO and CISO, who are primarily responsible for managing and assessing cybersecurity risk. The CISO oversees a team of more than 3,400 information security professionals spanning the globe. The CISO and the GIS senior leadership team have deep cybersecurity expertise, with over 200 years of collective experience working in the cybersecurity field, at the Corporation, in government, and other companies in various industries. Additionally, certain members of the GIS leadership team hold leadership roles in sector-specific information and infrastructure security organizations, including the Financial Services Information Sharing and Analysis Center and the Financial Services Sector Coordinating Council. Employees across the Corporation also play a role in protecting the Corporation from cybersecurity threats and receive periodic training and education on cybersecurity-related topics.

Reputational Risk Management

Reputational risk is the risk that negative perception of the Corporation may adversely impact profitability or operations. Reputational risk may result from many of the Corporation's activities, including those related to the management of strategic, operational, compliance, liquidity, market (price and interest rate) and credit risks.

The Corporation manages reputational risk through established policies and controls embedded throughout its business and risk management processes. We proactively monitor and identify potential reputational risk events and have processes established to mitigate reputational risks in a timely manner. If reputational risk events occur, we focus on remediating the underlying issue and taking action to minimize damage to the Corporation's reputation. The Corporation has processes in place to respond to events that give rise to reputational risk, including educating, using policy influencers and implementing communication strategies, as applicable, to mitigate the impact. The Corporation's organization and governance structure provides oversight of reputational risks through management and Board or Board committees. Each FLU has a MRC that is responsible for the oversight of reputational risk, including approval for business activities that present elevated levels of reputational risks. Additionally, reputational risk reporting is provided to senior management and the Board regularly.

Climate Risk Management

Climate risk is divided into two major categories, both of which span the seven key risk types discussed in Managing Risk on page 88: (1) Physical Risk: risks related to the physical impacts of climate change, driven by extreme weather events such as hurricanes and floods, as well as chronic longer-term shifts such as rising average global temperatures and sea levels, and (2) Transition Risk: risks related to the transition to a low-carbon economy, which may entail extensive policy, legal, technology and market changes.

Physical risks of climate change, such as more frequent and severe extreme weather events, can increase the Corporation's risks, including credit risk by diminishing borrowers' repayment capacity or collateral values, and operational risk by negatively impacting the Corporation's facilities, employees, or third parties. Transition risks of climate change may amplify credit risks through the financial impacts of changes in policy, technology or the market on the Corporation or our counterparties. Unanticipated market changes can lead to sudden price adjustments and give rise to heightened market risk.

Our approach to managing climate risk is consistent with our risk management governance structure, from senior management to our Board and its committees, including the ERC and the Corporate Governance, ESG and Sustainability Committee (CGESC) of the Board, which regularly discuss climate-related topics. The ERC oversees climate risk as set forth in our Risk Framework and Risk Appetite Statement. The CGESC is responsible for overseeing the Corporation's environmental and sustainability-related activities and practices, and regularly reviews the Corporation's climate-related policies and practices.

Our Climate Risk Council consists of leaders across risk, FLU and control functions, and meets routinely to discuss our approach to managing climate-related risks. Our climate risk management efforts are overseen by an officer who reports to the CRO. The Corporation has a Climate and Environmental Risk Management function that is responsible for overseeing climate risk management. They are responsible for establishing the Climate Risk Framework (described below) and governance structure, and providing an independent assessment of enterprise-wide climate risks.

Based on the Corporation's Risk Framework, we created our internal Climate Risk Framework, which addresses various global climate-related laws, rules, regulations and guidance. The framework describes how the Corporation identifies, measures, monitors and controls climate risk by enhancing existing risk management processes, includes examples of how climate risk manifests across the seven risk types, and details the roles and responsibilities for climate risk management across our three lines of defense (i.e., FLUs, Global Risk Management and Corporate Audit).

For more information on our governance framework, see Managing Risk on page 88. For more information on climate risk, see Item 1A. Risk Factors of our 2024 Annual Report on Form 10-K. For more information on climate- and sustainability-related matters and their importance in supporting our customers and clients, see the Corporation's website, including its 2024 Sustainability at Bank of America document. The contents of the Corporation's website, including the 2024 Sustainability at Bank of America document, are not incorporated by reference into our 2024 Annual Report on Form 10-K.

Complex Accounting Estimates

Our significant accounting principles, as described in *Note 1 – Summary of Significant Accounting Principles* to the Consolidated Financial Statements, are essential in understanding the MD&A. Many of our significant accounting principles require complex judgments to estimate the values of assets and liabilities. We have procedures and processes in place to facilitate making these judgments.

The more judgmental estimates are summarized in the following discussion. We have identified and described the development of the variables most important in the estimation processes that involve mathematical models to derive the estimates. In many cases, there are numerous alternative judgments that could be used in the process of determining the inputs to the models. Where alternatives exist, we have used the factors that we believe represent the most reasonable value in developing the inputs. Actual performance that differs from our estimates of the key variables could materially impact our results of operations. Separate from the possible future impact to our results of operations from input and model variables, the value of our lending portfolio and market-sensitive assets and liabilities may change subsequent to the balance sheet date, often significantly, due to the nature and magnitude of future credit and market conditions. Such credit and market conditions may change quickly and in unforeseen ways and the resulting volatility could have a significant, negative effect on future operating results. These fluctuations would not be indicative of deficiencies in our models or inputs.

Allowance for Credit Losses

The allowance for credit losses includes the allowance for loan and lease losses and the reserve for unfunded lending commitments. Our process for determining the allowance for credit losses is discussed in *Note 1 – Summary of Significant Accounting Principles* and *Note 5 – Outstanding Loans and Leases and Allowance for Credit Losses* to the Consolidated Financial Statements.

The determination of the allowance for credit losses is based on numerous estimates and assumptions, which require a high degree of judgment and are often interrelated. A critical judgment in the process is the weighting of our forward-looking macroeconomic scenarios that are incorporated into our quantitative models. As any one economic outlook is inherently uncertain, the Corporation uses multiple macroeconomic scenarios in its expected credit losses (ECL) calculation, which have included a baseline scenario derived from consensus estimates, an adverse scenario reflecting a moderate recession, a downside scenario reflecting continued inflation and interest rates above the baseline scenario, a tail risk scenario similar to the severely adverse scenario used in stress testing and an upside scenario that considers the potential for improvement above the baseline scenario. The overall economic outlook is weighted to reflect a moderate growth environment, with lower gross domestic product (GDP) growth and higher unemployment rate expectations as compared to what we experienced in 2024. Generally, as the consensus estimates improve or deteriorate, the allowance for credit losses will change in a similar direction.

There are multiple variables that drive the macroeconomic scenarios with the key variables including, but not limited to, U.S. real GDP and unemployment rates. As of December 31, 2024, the latest consensus estimate for the U.S. average unemployment rate for the fourth quarter of 2024 was 4.2 percent, and U.S. real GDP was forecasted to grow 2.4 percent year-over-year in the fourth quarter of 2024, reflecting a strong labor market and steady growth compared to our macroeconomic outlook as of December 31, 2023, and were factored into our allowance for credit losses estimate as of December 31, 2024. In addition, the table below presents the weighted macroeconomic outlook for U.S. average unemployment rate and U.S. real GDP.

Table 45 Key Allowance Variables

	Quarterly Average	
	4Q Year 1 [1]	4Q Year 2 [1]
U.S. Unemployment		
December 31, 2023 forecast	4.9 %	4.9 %
December 31, 2024 forecast	4.8	4.7
	Year-Over-Year	
	4Q Year 1 [1]	4Q Year 2 [1]
U.S. Real GDP Growth		
December 31, 2023 forecast	0.3 %	1.4 %
December 31, 2024 forecast	1.4	1.8

[1] Represents the forecasted weighted economic outlook one and two years out from the reporting date.

In addition to the above judgments and estimates, the allowance for credit losses can also be impacted by unanticipated changes in asset quality of the portfolio, such as increases or decreases in credit and/or internal risk ratings in our commercial portfolio, improvement or deterioration in borrower delinquencies or credit scores in our credit card portfolio and increases or decreases in home prices, which is a primary driver of LTVs, in our consumer real estate portfolio, all of which have some degree of uncertainty. The allowance for credit losses decreased $215 million from $14.6 billion at December 31, 2023 to $14.3 billion at December 31, 2024, primarily due to a reserve release in our commercial portfolio due to a favorable macroeconomic environment and reduced exposure in our commercial real estate portfolio.

To provide an illustration of the sensitivity of the macroeconomic scenarios and other assumptions on the estimate of our allowance for credit losses, the Corporation compared the December 31, 2024 modeled ECL from the baseline scenario to our adverse scenario. Relative to the baseline scenario, the adverse scenario assumed a peak U.S. unemployment rate of over two percentage points higher than the baseline scenario, a decline in U.S. real GDP followed by a prolonged recovery and a lower home price outlook with a difference of approximately 19 percent at the trough. This sensitivity analysis resulted in a hypothetical increase in the allowance for credit losses of approximately $4.8 billion.

While the sensitivity analysis may be useful to consider how changes in certain macroeconomic assumptions could impact our baseline ECLs, it should not be relied upon as a forecast of how our allowance for credit losses is expected to change in a different macroeconomic outlook. Ultimately, the estimate of the allowance for credit losses is dependent upon a variety of potential factors including, but not limited to, qualitative assessments, weighting of alternate macroeconomic scenarios and changes in portfolio mix that would need to be considered comprehensively in determining the allowance for credit losses. Due to the uncertainty in predicting these factors, they are not incorporated into the sensitivity analysis.

Fair Value of Financial Instruments

Under applicable accounting standards, we are required to maximize the use of observable inputs and minimize the use of unobservable inputs in measuring fair value. We classify fair value measurements of financial instruments and MSRs based on the three-level fair value hierarchy in the accounting standards.

The fair values of assets and liabilities may include adjustments, such as market liquidity and credit quality, where appropriate. Valuations of products using models or other techniques are sensitive to assumptions used for the significant inputs. Where market data is available, the inputs used for valuation reflect that information as of our valuation date. Inputs to valuation models are considered unobservable if they are supported by little or no market activity. In periods of extreme volatility, lessened liquidity or in illiquid markets, there may be more variability in market pricing or a lack of market data to use in the valuation process. In keeping with the prudent application of estimates and management judgment in determining the fair value of assets and liabilities, we have in place various processes and controls that include: a model validation policy that requires review and approval of quantitative models used for deal pricing, financial statement fair value determination and risk quantification; a trading product valuation policy that requires verification of all traded product valuations; and a periodic review and substantiation of daily profit and loss reporting for all traded products. Primarily through validation controls, we utilize both broker and pricing service inputs which can and do include both market-observable and internally-modeled values and/or valuation inputs. Our reliance on this information is affected by our understanding of how the broker and/or pricing service develops its data with a higher degree of reliance applied to those that are more directly observable and lesser reliance applied to those developed through their own internal modeling. For example, broker quotes in less active markets may only be indicative and therefore less reliable. These processes and controls are performed independently of the business. For more information, see *Note 20 – Fair Value Measurements* and *Note 21 – Fair Value Option* to the Consolidated Financial Statements.

Level 3 Assets and Liabilities

Financial assets and liabilities, and MSRs, where values are based on valuation techniques that require inputs that are both unobservable and are significant to the overall fair value measurement are classified as Level 3 under the fair value hierarchy established in applicable accounting standards. The fair value of these Level 3 financial assets and liabilities and MSRs is determined using pricing models, discounted cash flow methodologies or similar techniques for which the determination of fair value requires significant management judgment or estimation.

Level 3 financial instruments may be hedged with derivatives classified as Level 1 or 2; therefore, gains or losses associated with Level 3 financial instruments may be offset by gains or losses associated with financial instruments classified in other levels of the fair value hierarchy. The Level 3 gains and losses recorded in earnings did not have a significant impact on our liquidity or capital. We conduct a review of our fair value hierarchy classifications on a quarterly basis. Transfers into or out of Level 3 are made if the significant inputs used in financial models measuring the fair values of the assets and liabilities became unobservable or observable, respectively, in the current marketplace, or when previously insignificant unobservable and observable inputs become significant, respectively. For more information on transfers into and out of Level 3 during 2024, 2023 and 2022, see *Note 20 – Fair Value Measurements* to the Consolidated Financial Statements.

Accrued Income Taxes and Deferred Tax Assets

Accrued income taxes, reported as a component of either other assets or accrued expenses and other liabilities on the Consolidated Balance Sheet, represent the net amount of current income taxes we expect to pay to or receive from various taxing jurisdictions attributable to our operations to date. We currently file income tax returns in more than 100 jurisdictions and consider many factors, including statutory, judicial and regulatory guidance, in estimating the appropriate accrued income taxes for each jurisdiction.

Net deferred tax assets, reported as a component of other assets on the Consolidated Balance Sheet, represent the net decrease in taxes expected to be paid in the future because of net operating loss (NOL) and tax credit carryforwards and because of future reversals of temporary differences in the

bases of assets and liabilities as measured by tax laws and their bases as reported in the financial statements. NOL and tax credit carryforwards result in reductions to future tax liabilities, and many of these attributes can expire if not utilized within certain periods. We consider the need for valuation allowances to reduce net deferred tax assets to the amounts that we estimate are more likely than not to be realized.

Consistent with the applicable accounting guidance, we monitor relevant tax authorities and change our estimates of accrued income taxes and/or net deferred tax assets due to changes in income tax laws and their interpretation by the courts and regulatory authorities. These revisions of our estimates, which also may result from our income tax planning and from the resolution of income tax audit matters, may be material to our operating results for any given period.

See *Note 19 – Income Taxes* to the Consolidated Financial Statements for a table of significant tax attributes and additional information. For more information, see Item 1A. Risk Factors of our 2024 Annual Report on Form 10-K.

Goodwill and Intangible Assets

The nature of and accounting for goodwill and intangible assets are discussed in *Note 1 – Summary of Significant Accounting Principles* and *Note 7 – Goodwill and Intangible Assets*.

Table 46 Goodwill by Reporting Segment

	December 31	
(Dollars in millions)	**2024**	2023
Consumer Banking	$ **30,137**	$ 30,137
Global Wealth and Investment Management	**9,677**	9,677
Global Banking	**24,026**	24,026
Global Markets	**5,181**	5,181
Total	$ **69,021**	$ 69,021

We completed our annual goodwill impairment test as of June 30, 2024 by using a qualitative assessment. Factors considered in the qualitative assessment include, among others, macroeconomic conditions, industry and market considerations, financial performance of the respective reporting unit and other relevant entity and reporting-unit specific considerations. Based on our assessment, we have concluded that none of our reporting units are at risk of impairment, as each of the reporting units' fair values are substantially in excess of their carrying values.

Certain Contingent Liabilities

For more information on the complex judgments associated with certain contingent liabilities, see *Note 12 – Commitments and Contingencies* to the Consolidated Financial Statements.

Non-GAAP Reconciliations

Tables 47 and 48 provide reconciliations of certain non-GAAP financial measures to GAAP financial measures.

Table 47 Annual Reconciliations to GAAP Financial Measures [1]

(Dollars in millions, shares in thousands)	2024	2023	2022
Reconciliation of average shareholders' equity to average tangible shareholders' equity and average tangible common shareholders' equity			
Shareholders' equity	$ 294,014	$ 283,353	$ 270,299
Goodwill	(69,021)	(69,022)	(69,022)
Intangible assets (excluding MSRs)	(1,961)	(2,039)	(2,117)
Related deferred tax liabilities	866	893	922
Tangible shareholders' equity	$ 223,898	$ 213,185	$ 200,082
Preferred stock	(26,487)	(28,397)	(28,318)
Tangible common shareholders' equity	$ 197,411	$ 184,788	$ 171,764
Reconciliation of year-end shareholders' equity to year-end tangible shareholders' equity and year-end tangible common shareholders' equity			
Shareholders' equity	$ 295,559	$ 291,646	$ 273,197
Goodwill	(69,021)	(69,021)	(69,022)
Intangible assets (excluding MSRs)	(1,919)	(1,997)	(2,075)
Related deferred tax liabilities	851	874	899
Tangible shareholders' equity	$ 225,470	$ 221,502	$ 202,999
Preferred stock	(23,159)	(28,397)	(28,397)
Tangible common shareholders' equity	$ 202,311	$ 193,105	$ 174,602
Reconciliation of year-end assets to year-end tangible assets			
Assets	$3,261,519	$3,180,151	$3,051,375
Goodwill	(69,021)	(69,021)	(69,022)
Intangible assets (excluding MSRs)	(1,919)	(1,997)	(2,075)
Related deferred tax liabilities	851	874	899
Tangible assets	$3,191,430	$3,110,007	$2,981,177

[1] Presents reconciliations of non-GAAP financial measures to GAAP financial measures. For more information on non-GAAP financial measures and ratios we use in assessing the results of the Corporation, see Supplemental Financial Data on page 73.

Table 48 Quarterly Reconciliations to GAAP Financial Measures [1]

(Dollars in millions)	2024 Quarters Fourth	Third	Second	First	2023 Quarters Fourth	Third	Second	First
Reconciliation of average shareholders' equity to average tangible shareholders' equity and average tangible common shareholders' equity								
Shareholders' equity	$ 295,134	$ 294,985	$ 293,403	$ 292,511	$ 288,618	$ 284,975	$ 282,425	$ 277,252
Goodwill	(69,021)	(69,021)	(69,021)	(69,021)	(69,021)	(69,021)	(69,022)	(69,022)
Intangible assets (excluding MSRs)	(1,932)	(1,951)	(1,971)	(1,990)	(2,010)	(2,029)	(2,049)	(2,068)
Related deferred tax liabilities	859	864	869	874	886	890	895	899
Tangible shareholders' equity	$ 225,040	$ 224,877	$ 223,280	$ 222,374	$ 218,473	$ 214,815	$ 212,249	$ 207,061
Preferred stock	(23,493)	(25,984)	(28,113)	(28,397)	(28,397)	(28,397)	(28,397)	(28,397)
Tangible common shareholders' equity	$ 201,547	$ 198,893	$ 195,167	$ 193,977	$ 190,076	$ 186,418	$ 183,852	$ 178,664
Reconciliation of period-end shareholders' equity to period-end tangible shareholders' equity and period-end tangible common shareholders' equity								
Shareholders' equity	$ 295,559	$ 296,512	$ 293,892	$ 293,552	$ 291,646	$ 287,064	$ 283,319	$ 280,196
Goodwill	(69,021)	(69,021)	(69,021)	(69,021)	(69,021)	(69,021)	(69,021)	(69,022)
Intangible assets (excluding MSRs)	(1,919)	(1,938)	(1,958)	(1,977)	(1,997)	(2,016)	(2,036)	(2,055)
Related deferred tax liabilities	851	859	864	869	874	886	890	895
Tangible shareholders' equity	$ 225,470	$ 226,412	$ 223,777	$ 223,423	$ 221,502	$ 216,913	$ 213,152	$ 210,014
Preferred stock	(23,159)	(24,554)	(26,548)	(28,397)	(28,397)	(28,397)	(28,397)	(28,397)
Tangible common shareholders' equity	$ 202,311	$ 201,858	$ 197,229	$ 195,026	$ 193,105	$ 188,516	$ 184,755	$ 181,617
Reconciliation of period-end assets to period-end tangible assets								
Assets	$3,261,519	$3,324,293	$3,257,996	$3,273,803	$3,180,151	$3,153,090	$3,123,198	$3,194,657
Goodwill	(69,021)	(69,021)	(69,021)	(69,021)	(69,021)	(69,021)	(69,021)	(69,022)
Intangible assets (excluding MSRs)	(1,919)	(1,938)	(1,958)	(1,977)	(1,997)	(2,016)	(2,036)	(2,055)
Related deferred tax liabilities	851	859	864	869	874	886	890	895
Tangible assets	$3,191,430	$3,254,193	$3,187,881	$3,203,674	$3,110,007	$3,082,939	$3,053,031	$3,124,475

[1] Presents reconciliations of non-GAAP financial measures to GAAP financial measures. For more information on non-GAAP financial measures and ratios we use in assessing the results of the Corporation, see Supplemental Financial Data on page 73.

Financial Statements and Notes
Table of Contents

	Page
Consolidated Statement of Income	133
Consolidated Statement of Comprehensive Income	133
Consolidated Balance Sheet	134
Consolidated Statement of Changes in Shareholders' Equity	135
Consolidated Statement of Cash Flows	136
Note 1 – Summary of Significant Accounting Principles	137
Note 2 – Net Interest Income and Noninterest Income	145
Note 3 – Derivatives	146
Note 4 – Securities	154
Note 5 – Outstanding Loans and Leases and Allowance for Credit Losses	157
Note 6 – Securitizations and Other Variable Interest Entities	169
Note 7 – Goodwill and Intangible Assets	173
Note 8 – Leases	173
Note 9 – Deposits	174
Note 10 – Securities Financing Agreements, Short-term Borrowings, Collateral and Restricted Cash	175
Note 11 – Long-term Debt	177
Note 12 – Commitments and Contingencies	178
Note 13 – Shareholders' Equity	183
Note 14 – Accumulated Other Comprehensive Income	185
Note 15 – Earnings Per Common Share	186
Note 16 – Regulatory Requirements and Restrictions	186
Note 17 – Employee Benefit Plans	188
Note 18 – Stock-based Compensation Plans	192
Note 19 – Income Taxes	192
Note 20 – Fair Value Measurements	194
Note 21 – Fair Value Option	203
Note 22 – Fair Value of Financial Instruments	205
Note 23 – Business Segment Information	206
Note 24 – Parent Company Information	210
Note 25 – Performance by Geographical Area	211
Glossary	212
Acronyms	214

Report of Management on Internal Control Over Financial Reporting

Bank of America Corporation and Subsidiaries

The management of Bank of America Corporation is responsible for establishing and maintaining adequate internal control over financial reporting.

The Corporation's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. The Corporation's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Corporation; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the Corporation are being made only in accordance with authorizations of management and directors of the Corporation; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Corporation's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2024 based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework (2013)*. Based on that assessment, management concluded that, as of December 31, 2024, the Corporation's internal control over financial reporting is effective.

The Corporation's internal control over financial reporting as of December 31, 2024 has been audited by PricewaterhouseCoopers, LLP, an independent registered public accounting firm, as stated in their accompanying report which expresses an unqualified opinion on the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2024.

Brian T. Moynihan
Chair, Chief Executive Officer and President

Alastair M. Borthwick
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

Bank of America Corporation and Subsidiaries

To the Board of Directors and Shareholders of Bank of America Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Bank of America Corporation and its subsidiaries (the "Corporation") as of December 31, 2024 and 2023, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Corporation's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Corporation as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Corporation's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express opinions on the Corporation's consolidated financial statements and on the Corporation's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for Loan and Lease Losses - Commercial and Consumer Card Loans

As described in Notes 1 and 5 to the consolidated financial statements, the allowance for loan and lease losses represents management's estimate of the expected credit losses in the Corporation's loan and lease portfolio, excluding loans and unfunded lending commitments accounted for under the fair value option. As of December 31, 2024, the allowance for loan and lease losses was $13.2 billion on total loans and leases of $1,091.6 billion, which excludes loans accounted for under the fair value option. For commercial and consumer card loans, the expected credit loss is typically estimated using quantitative methods that consider a variety of factors such as historical loss experience, the current credit quality of the portfolio as well as an economic outlook over the life of the loan. In its loss forecasting framework, the Corporation incorporates forward looking information through the use of macroeconomic scenarios applied over the forecasted life of the assets. These macroeconomic scenarios include variables that have historically been key drivers of increases and decreases in credit losses. These variables include, but are not limited to, unemployment rates, real estate prices, gross domestic product levels and corporate bond spreads. The scenarios that are chosen and the weighting given to each scenario depend on a variety of factors including recent economic events, leading economic indicators, views of internal as well as third-party economists and industry trends. Also included in the allowance for loan and lease losses are qualitative reserves to cover losses that are expected but, in the Corporation's assessment, may not be adequately reflected in the quantitative methods or the economic assumptions. Factors that the Corporation considers include changes in lending policies and procedures, business conditions, the nature and size of the portfolio, portfolio concentrations, the volume and severity of past due loans and nonaccrual loans, the effect of external factors such as competition, and legal and regulatory requirements, among others. Further, the Corporation considers the inherent uncertainty in quantitative models that are built on historical data.

The principal considerations for our determination that performing procedures relating to the allowance for loan and lease losses for the commercial and consumer card portfolios is a critical audit matter are (i) the significant judgment and estimation by management in developing lifetime economic forecast scenarios and related weightings to each scenario, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and in evaluating audit evidence obtained, and (ii) the audit effort involved professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the allowance for loan and lease losses, including controls over the evaluation and approval of models, forecast scenarios and related weightings, and qualitative reserves. These procedures also included, among others, testing management's process for estimating the allowance for loan and lease losses, including (i) evaluating the appropriateness of the loss forecast models and methodology, (ii) evaluating the reasonableness of certain macroeconomic variables, (iii) evaluating the reasonableness of management's development, selection and weighting of lifetime economic forecast scenarios used in the loss forecast models, (iv) testing the completeness and accuracy of data used in the estimate, and (v) evaluating the reasonableness of certain qualitative reserves made to the model output results to determine the overall allowance for loan and lease losses. The procedures also included the involvement of professionals with specialized skill and knowledge to assist in evaluating the appropriateness of certain loss forecast models, the reasonableness of economic forecast scenarios and related weightings and the reasonableness of certain qualitative reserves.

Valuation of Certain Level 3 Financial Instruments
As described in Notes 1 and 20 to the consolidated financial statements, the Corporation carries certain financial instruments at fair value, which includes $10.0 billion of assets and $6.3 billion of liabilities classified as Level 3 fair value measurements that are valued on a recurring basis and $3.1 billion of assets classified as Level 3 fair value measurements that are valued on a nonrecurring basis, for which the determination of fair value requires significant management judgment or estimation. The Corporation determines the fair value of Level 3 financial instruments using pricing models, discounted cash flow methodologies, or similar techniques that require inputs that are both unobservable and are significant to the overall fair value measurement. Unobservable inputs, such as volatility or implied yield, may be determined using quantitative-based extrapolations, pricing models or other internal methodologies which incorporate management estimates and available market information.

The principal considerations for our determination that performing procedures relating to the valuation of certain Level 3 financial instruments is a critical audit matter are the significant judgment and estimation used by management to determine the fair value of these financial instruments, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and in evaluating audit evidence obtained, including the involvement of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of financial instruments, including controls related to valuation models, significant unobservable inputs, and data. These procedures also included, among others, the involvement of professionals with specialized skill and knowledge to assist in developing an independent estimate of fair value for a sample of these certain financial instruments and comparison of management's estimate to the independently developed estimate of fair value. Developing the independent estimate involved testing the completeness and accuracy of data provided by management and evaluating the reasonableness of management's significant unobservable inputs.

PricewaterhouseCoopers LLP

Charlotte, North Carolina
February 25, 2025

We have served as the Corporation's auditor since 1958.

Bank of America Corporation and Subsidiaries

Consolidated Statement of Income

(In millions, except per share information)		2024		2023		2022
Net interest income						
Interest income	$	**146,607**	$	130,262	$	72,565
Interest expense		**90,547**		73,331		20,103
Net interest income		**56,060**		56,931		52,462
Noninterest income						
Fees and commissions		**36,291**		32,009		33,212
Market making and similar activities		**12,967**		12,732		12,075
Other income (loss)		**(3,431)**		(3,091)		(2,799)
Total noninterest income		**45,827**		41,650		42,488
Total revenue, net of interest expense		**101,887**		98,581		94,950
Provision for credit losses		**5,821**		4,394		2,543
Noninterest expense						
Compensation and benefits		**40,182**		38,330		36,447
Occupancy and equipment		**7,289**		7,164		7,071
Information processing and communications		**7,231**		6,707		6,279
Product delivery and transaction related		**3,494**		3,608		3,653
Professional fees		**2,669**		2,159		2,142
Marketing		**1,956**		1,927		1,825
Other general operating		**3,991**		5,950		4,021
Total noninterest expense		**66,812**		65,845		61,438
Income before income taxes		**29,254**		28,342		30,969
Income tax expense		**2,122**		1,827		3,441
Net income	$	**27,132**	$	26,515	$	27,528
Preferred stock dividends		**1,629**		1,649		1,513
Net income applicable to common shareholders	$	**25,503**	$	24,866	$	26,015
Per common share information						
Earnings	$	**3.25**	$	3.10	$	3.21
Diluted earnings		**3.21**		3.08		3.19
Average common shares issued and outstanding		**7,855.5**		8,028.6		8,113.7
Average diluted common shares issued and outstanding		**7,935.8**		8,080.5		8,167.5

Consolidated Statement of Comprehensive Income

(Dollars in millions)		2024		2023		2022
Net income	$	**27,132**	$	26,515	$	27,528
Other comprehensive income (loss), net-of-tax:						
Net change in debt securities		**158**		573		(6,028)
Net change in debit valuation adjustments		**(127)**		(686)		755
Net change in derivatives		**2,428**		3,919		(10,055)
Employee benefit plan adjustments		**131**		(439)		(667)
Net change in foreign currency translation adjustments		**(87)**		1		(57)
Other comprehensive income (loss)		**2,503**		3,368		(16,052)
Comprehensive income (loss)	$	**29,635**	$	29,883	$	11,476

See accompanying Notes to Consolidated Financial Statements.

Bank of America Corporation and Subsidiaries

Consolidated Balance Sheet

	December 31	
(Dollars in millions)	**2024**	2023
Assets		
Cash and due from banks	$ **26,003**	$ 27,892
Interest-bearing deposits with the Federal Reserve, non-U.S. central banks and other banks	**264,111**	305,181
Cash and cash equivalents	**290,114**	333,073
Time deposits placed and other short-term investments	**6,372**	8,346
Federal funds sold and securities borrowed or purchased under agreements to resell (includes **$144,501** and $133,053 measured at fair value)	**274,709**	280,624
Trading account assets (includes **$170,328** and $130,815 pledged as collateral)	**314,460**	277,354
Derivative assets	**40,948**	39,323
Debt securities:		
Carried at fair value	**358,607**	276,852
Held-to-maturity, at cost (fair value **$450,548** and $496,597)	**558,677**	594,555
Total debt securities	**917,284**	871,407
Loans and leases (includes **$4,249** and $3,569 measured at fair value)	**1,095,835**	1,053,732
Allowance for loan and lease losses	**(13,240)**	(13,342)
Loans and leases, net of allowance	**1,082,595**	1,040,390
Premises and equipment, net	**12,168**	11,855
Goodwill	**69,021**	69,021
Loans held-for-sale (includes **$2,214** and $2,059 measured at fair value)	**9,545**	6,002
Customer and other receivables	**82,247**	81,881
Other assets (includes **$13,176** and $11,861 measured at fair value)	**162,056**	160,875
Total assets	$ **3,261,519**	$ 3,180,151
Liabilities		
Deposits in U.S. offices:		
Noninterest-bearing	$ **507,561**	$ 530,619
Interest-bearing (includes **$310** and $284 measured at fair value)	**1,329,014**	1,273,904
Deposits in non-U.S. offices:		
Noninterest-bearing	**16,297**	16,427
Interest-bearing	**112,595**	102,877
Total deposits	**1,965,467**	1,923,827
Federal funds purchased and securities loaned or sold under agreements to repurchase (includes **$192,859** and $178,609 measured at fair value)	**331,758**	283,887
Trading account liabilities	**92,543**	95,530
Derivative liabilities	**39,353**	43,432
Short-term borrowings (includes **$6,245** and $4,690 measured at fair value)	**43,391**	32,098
Accrued expenses and other liabilities (includes **$13,199** and $11,473 measured at fair value and **$1,096** and $1,209 of reserve for unfunded lending commitments)	**210,169**	207,527
Long-term debt (includes **$50,005** and $42,809 measured at fair value)	**283,279**	302,204
Total liabilities	**2,965,960**	2,888,505
Commitments and contingencies (Note 6 – Securitizations and Other Variable Interest Entities and Note 12 – Commitments and Contingencies)		
Shareholders' equity		
Preferred stock, $0.01 par value; authorized – **100,000,000** shares; issued and outstanding – **3,877,917** and 4,088,099 shares	**23,159**	28,397
Common stock and additional paid-in capital, $0.01 par value; authorized – **12,800,000,000** shares; issued and outstanding – **7,610,862,311** and 7,895,457,665 shares	**45,336**	56,365
Retained earnings	**242,349**	224,672
Accumulated other comprehensive income (loss)	**(15,285)**	(17,788)
Total shareholders' equity	**295,559**	291,646
Total liabilities and shareholders' equity	$ **3,261,519**	$ 3,180,151

Assets of consolidated variable interest entities included in total assets above (isolated to settle the liabilities of the variable interest entities)		
Trading account assets	$ **5,575**	$ 6,054
Loans and leases	**19,144**	18,276
Allowance for loan and lease losses	**(919)**	(826)
Loans and leases, net of allowance	**18,225**	17,450
All other assets	**319**	269
Total assets of consolidated variable interest entities	$ **24,119**	$ 23,773
Liabilities of consolidated variable interest entities included in total liabilities above		
Short-term borrowings (includes **$0** and $23 of non-recourse short-term borrowings)	$ **3,329**	$ 2,957
Long-term debt (includes **$8,457** and $8,456 of non-recourse debt)	**8,457**	8,456
All other liabilities (includes **$21** and $19 of non-recourse liabilities)	**21**	19
Total liabilities of consolidated variable interest entities	$ **11,807**	$ 11,432

See accompanying Notes to Consolidated Financial Statements.

Bank of America Corporation and Subsidiaries

Consolidated Statement of Changes in Shareholders' Equity

(In millions)	Preferred Stock	Common Stock and Additional Paid-in Capital		Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
		Shares	Amount			
Balance, December 31, 2021	$ 24,708	8,077.8	$ 62,398	$ 188,064	$ (5,104)	$ 270,066
Net income				27,528		27,528
Net change in debt securities					(6,028)	(6,028)
Net change in debit valuation adjustments					755	755
Net change in derivatives					(10,055)	(10,055)
Employee benefit plan adjustments					(667)	(667)
Net change in foreign currency translation adjustments					(57)	(57)
Dividends declared:						
Common				(6,963)		(6,963)
Preferred				(1,596)		(1,596)
Issuance of preferred stock	4,426					4,426
Redemption of preferred stock	(737)		83			(654)
Common stock issued under employee plans, net, and other		44.9	1,545	(30)		1,515
Common stock repurchased		(125.9)	(5,073)			(5,073)
Balance, December 31, 2022	$ 28,397	7,996.8	$ 58,953	$ 207,003	$ (21,156)	$ 273,197
Cumulative adjustment for adoption of credit loss accounting standard				184		184
Net income				26,515		26,515
Net change in debt securities					573	573
Net change in debit valuation adjustments					(686)	(686)
Net change in derivatives					3,919	3,919
Employee benefit plan adjustments					(439)	(439)
Net change in foreign currency translation adjustments					1	1
Dividends declared:						
Common				(7,374)		(7,374)
Preferred				(1,649)		(1,649)
Common stock issued under employee plans, net, and other		45.4	1,988	(7)		1,981
Common stock repurchased		(146.7)	(4,576)			(4,576)
Balance, December 31, 2023	$ 28,397	7,895.5	$ 56,365	$ 224,672	$ (17,788)	$ 291,646
Net income				27,132		27,132
Net change in debt securities					158	158
Net change in debit valuation adjustments					(127)	(127)
Net change in derivatives					2,428	2,428
Employee benefit plan adjustments					131	131
Net change in foreign currency translation adjustments					(87)	(87)
Dividends declared:						
Common				(7,822)		(7,822)
Preferred				(1,613)		(1,613)
Redemption of preferred stock	(5,238)			(16)		(5,254)
Common stock issued under employee plans, net, and other		46.9	2,075	(4)		2,071
Common stock repurchased		(331.5)	(13,104)			(13,104)
Balance, December 31, 2024	$ 23,159	7,610.9	$ 45,336	$ 242,349	$ (15,285)	$ 295,559

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statement of Cash Flows

(Dollars in millions)	2024	2023	2022
Operating activities			
Net income	$ 27,132	$ 26,515	$ 27,528
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for credit losses	5,821	4,394	2,543
(Gains) losses on sales of debt securities	29	405	(32)
Depreciation and amortization	2,189	2,057	1,978
Net (accretion) amortization of discount/premium on debt securities	(330)	(397)	2,072
Deferred income taxes	(1,734)	(2,011)	739
Amortization of stock-based compensation	3,433	2,942	2,862
Loans held-for-sale:			
Originations and purchases	(36,198)	(15,621)	(24,862)
Proceeds from sales and paydowns of loans originally classified as held for sale and instruments from related securitization activities	31,877	16,262	31,567
Net change in:			
Trading and derivative assets/liabilities	(45,504)	44,391	(95,772)
Other assets	(4,492)	(23,944)	20,799
Accrued expenses and other liabilities	1,450	(17,719)	23,029
Other operating activities, net	7,522	7,708	1,222
Net cash provided by (used in) operating activities	(8,805)	44,982	(6,327)
Investing activities			
Net change in:			
Time deposits placed and other short-term investments	1,974	(1,087)	(115)
Federal funds sold and securities borrowed or purchased under agreements to resell	8,415	(13,050)	(16,854)
Debt securities carried at fair value:			
Proceeds from sales	69,925	101,165	69,114
Proceeds from paydowns and maturities	237,939	148,699	110,195
Purchases	(390,911)	(290,959)	(134,962)
Held-to-maturity debt securities:			
Proceeds from paydowns and maturities	34,591	36,955	63,852
Purchases	—	(98)	(24,096)
Loans and leases:			
Proceeds from sales of loans originally classified as held for investment and instruments from related securitization activities	9,565	11,081	26,757
Purchases	(5,470)	(5,351)	(5,798)
Other changes in loans and leases, net	(52,576)	(17,484)	(86,010)
Other investing activities, net	(4,145)	(5,258)	(4,612)
Net cash used in investing activities	(90,693)	(35,387)	(2,529)
Financing activities			
Net change in:			
Deposits	41,640	(6,514)	(134,190)
Federal funds purchased and securities loaned or sold under agreements to repurchase	47,871	88,252	3,306
Short-term borrowings	12,574	5,162	3,179
Long-term debt:			
Proceeds from issuance	56,683	65,396	65,910
Retirement	(70,411)	(44,571)	(34,055)
Preferred stock:			
Proceeds from issuance	—	—	4,426
Redemption	(5,254)	—	(654)
Common stock repurchased	(13,104)	(4,576)	(5,073)
Cash dividends paid	(9,503)	(9,087)	(8,576)
Other financing activities, net	(127)	(717)	(312)
Net cash provided by (used in) financing activities	60,369	93,345	(106,039)
Effect of exchange rate changes on cash and cash equivalents	(3,830)	(70)	(3,123)
Net increase (decrease) in cash and cash equivalents	(42,959)	102,870	(118,018)
Cash and cash equivalents at January 1	333,073	230,203	348,221
Cash and cash equivalents at December 31	$ 290,114	$ 333,073	$ 230,203
Supplemental cash flow disclosures			
Interest paid	$ 89,687	$ 69,604	$ 18,526
Income taxes paid, net	3,822	3,405	2,288

See accompanying Notes to Consolidated Financial Statements.

Bank of America Corporation and Subsidiaries
Notes to Consolidated Financial Statements

NOTE 1 Summary of Significant Accounting Principles

Bank of America Corporation, a bank holding company and a financial holding company, provides a diverse range of financial services and products throughout the U.S. and in certain international markets. The term "the Corporation" as used herein may refer to Bank of America Corporation, individually, Bank of America Corporation and its subsidiaries, or certain of Bank of America Corporation's subsidiaries or affiliates.

Principles of Consolidation and Basis of Presentation

The Consolidated Financial Statements include the accounts of the Corporation and its majority-owned subsidiaries and those variable interest entities (VIEs) where the Corporation is the primary beneficiary. Intercompany accounts and transactions have been eliminated. Results of operations of acquired companies are included from the dates of acquisition, and for VIEs, from the dates that the Corporation became the primary beneficiary. Assets held in an agency or fiduciary capacity are not included in the Consolidated Financial Statements. The Corporation accounts for investments in companies for which it owns a voting interest and for which it has the ability to exercise significant influence over operating and financing decisions using the equity method of accounting. These investments, which include the Corporation's interests in affordable housing and renewable energy partnerships, are recorded in other assets. Equity method investments are subject to impairment testing, and the Corporation's proportionate share of income or loss is included in other income.

The preparation of the Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could materially differ from those estimates and assumptions.

New Accounting Standard Adopted

Segment Reporting

The Financial Accounting Standards Board amended the segment reporting requirements to add disclosures of incremental segment expense categories. The Corporation adopted this guidance effective January 1, 2024 on a retrospective basis. The additional disclosures are included in *Note 23 – Business Segment Information*.

Significant Accounting Principles

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash items in the process of collection, cash segregated under federal and other brokerage regulations, and amounts due from correspondent banks, the Federal Reserve Bank and certain non-U.S. central banks. Certain cash balances are restricted as to withdrawal or usage by legally binding contractual agreements or regulatory requirements.

Securities Financing Agreements

Securities borrowed or purchased under agreements to resell and securities loaned or sold under agreements to repurchase (securities financing agreements) are treated as collateralized financing transactions except in instances where the transaction is required to be accounted for as individual sale and purchase transactions. Generally, these agreements are recorded at acquisition or sale price plus accrued interest. In instances where the interest is negative, the Corporation's policy is to present negative interest on financial assets as interest income and negative interest on financial liabilities as interest expense. For securities financing agreements that are accounted for under the fair value option, the changes in the fair value of these securities financing agreements are recorded in market making and similar activities in the Consolidated Statement of Income.

The Corporation's policy is to monitor the market value of the principal amount loaned under resale agreements and obtain collateral from or return collateral pledged to counterparties when appropriate. Securities financing agreements do not create material credit risk due to these collateral provisions; therefore, any allowance for loan losses is insignificant.

In transactions where the Corporation acts as the lender in a securities lending agreement and receives securities that can be pledged or sold as collateral, it recognizes an asset on the Consolidated Balance Sheet at fair value, representing the securities received, and a liability, representing the obligation to return those securities.

Trading Instruments

Financial instruments utilized in trading activities are carried at fair value. Fair value is generally based on quoted market prices for the same or similar assets and liabilities. If these market prices are not available, fair values are estimated based on dealer quotes, pricing models, discounted cash flow methodologies, or similar techniques where the determination of fair value may require significant management judgment or estimation. Realized gains and losses are recorded on a trade-date basis. Realized and unrealized gains and losses are recognized in market making and similar activities.

Derivatives and Hedging Activities

Derivatives are entered into on behalf of customers, for trading or to support risk management activities. Derivatives used in risk management activities include derivatives that are both designated in qualifying accounting hedge relationships and derivatives used to hedge market risks in relationships that are not designated in qualifying accounting hedge relationships (referred to as other risk management activities). The Corporation manages interest rate and foreign currency exchange rate sensitivity predominantly through the use of derivatives. Derivatives utilized by the Corporation include swaps, futures and forward settlement contracts, and option contracts.

All derivatives are recorded on the Consolidated Balance Sheet at fair value, taking into consideration the effects of legally enforceable master netting agreements that allow the Corporation to settle positive and negative positions and offset cash collateral held with the same counterparty on a net basis. For exchange-traded contracts, fair value is based on quoted market prices in active or inactive markets or is derived from observable market-based pricing parameters, similar to those applied to over-the-counter (OTC) derivatives. For non-exchange traded contracts, fair value is based on dealer quotes, pricing models, discounted cash flow methodologies or similar techniques for which the determination of fair value may require significant management judgment or estimation.

Valuations of derivative assets and liabilities reflect the fair value of the instrument including counterparty credit risk and the Corporation's own credit standing, as applicable.

Trading Derivatives and Other Risk Management Activities

Derivatives held for trading purposes are included in derivative assets or derivative liabilities on the Consolidated Balance Sheet with changes in fair value included in market making and similar activities.

Derivatives used for other risk management activities are included in derivative assets or derivative liabilities. Derivatives used in other risk management activities have not been designated in qualifying accounting hedge relationships because they did not qualify or the risk that is being mitigated pertains to an item that is reported at fair value through earnings so that the effect of measuring the derivative instrument and the asset or liability to which the risk exposure pertains will offset in the Consolidated Statement of Income to the extent effective. The changes in the fair value of derivatives that serve to mitigate certain risks associated with mortgage servicing rights (MSRs), interest rate lock commitments (IRLCs) and first-lien mortgage loans held-for-sale (LHFS) that are originated by the Corporation are recorded in other income. Changes in the fair value of derivatives that serve to mitigate interest rate risk and foreign currency risk are included in market making and similar activities. Credit derivatives are also used by the Corporation to mitigate the risk associated with various credit exposures. The changes in the fair value of these derivatives are included in market making and similar activities and other income.

Derivatives Used For Hedge Accounting Purposes (Accounting Hedges)

For accounting hedges, the Corporation formally documents at inception all relationships between hedging instruments and hedged items, as well as the risk management objectives and strategies for undertaking various accounting hedges. The Corporation primarily uses regression analysis at the inception of a hedge and for each reporting period thereafter to assess whether the derivative used in an accounting hedge transaction is expected to be and has been highly effective in offsetting changes in the fair value or cash flows of a hedged item or forecasted transaction. The Corporation discontinues hedge accounting when it is determined that a derivative is not expected to be or has ceased to be highly effective as a hedge. Additionally, the Corporation may choose to discontinue a hedge relationship at any time.

Fair value hedges are used to protect against changes in the fair value of the Corporation's assets and liabilities that are attributable to interest rate or foreign exchange volatility. Changes in the fair value of derivatives designated as fair value hedges are recorded in earnings, together and in the same income statement line item with changes in the fair value of the related hedged item. If a derivative instrument in a fair value hedge is terminated or the hedge designation removed, the previous adjustments to the carrying value of the hedged asset or liability are subsequently accounted for in the same manner as other components of the carrying value of that asset or liability. For interest-earning assets and interest-bearing liabilities, such adjustments are amortized to earnings over the remaining life of the respective asset or liability.

Cash flow hedges are used primarily to minimize the variability in cash flows of assets and liabilities or forecasted transactions caused by interest rate or foreign exchange rate fluctuations. The Corporation also uses cash flow hedges to hedge the price risk associated with deferred compensation. Changes in the fair value of derivatives used in cash flow hedges are recorded in accumulated other comprehensive income (OCI) and are reclassified into the line item in the income statement in which the hedged item is recorded in the same period the hedged item affects earnings. Components of a derivative that are excluded in assessing hedge effectiveness are recorded in the same income statement line item as the hedged item.

Net investment hedges are used to manage the foreign exchange rate sensitivity arising from a net investment in a foreign operation. Changes in the spot prices of derivatives that are designated as net investment hedges of foreign operations are recorded as a component of accumulated OCI. The remaining components of these derivatives are excluded in assessing hedge effectiveness and are recorded in market making and similar activities.

Securities

Debt securities are reported on the Consolidated Balance Sheet at their trade date. Their classification is dependent on the purpose for which the securities were acquired. Debt securities purchased for use in the Corporation's trading activities are reported in trading account assets at fair value with unrealized gains and losses included in market making and similar activities. Substantially all other debt securities purchased are used in the Corporation's asset and liability management (ALM) activities and are reported on the Consolidated Balance Sheet as either debt securities carried at fair value or as held-to-maturity (HTM) debt securities. Debt securities carried at fair value are either available-for-sale (AFS) securities with unrealized gains and losses net-of-tax included in accumulated OCI or carried at fair value with unrealized gains and losses reported in market making and similar activities. HTM debt securities are debt securities that management has the intent and ability to hold to maturity and are reported at amortized cost. If more than 85 percent of the principal has been collected on level-payment mortgage-backed HTM debt securities since their acquisition, the debt securities, if disposed, are treated as matured for classification purposes.

The Corporation evaluates each AFS security where the value has declined below amortized cost. If the Corporation intends to sell or believes it is more likely than not that it will be required to sell the debt security, it is written down to fair value through earnings. For AFS debt securities the Corporation intends to hold, the Corporation evaluates the debt securities for ECL, except for debt securities that are guaranteed by the U.S. Treasury, U.S. government agencies or sovereign entities of high credit quality where the Corporation applies a zero credit loss assumption. For the remaining AFS debt securities, the Corporation considers qualitative parameters such as internal and external credit ratings and the value of underlying collateral. If an AFS debt security fails any of the qualitative parameters, a discounted cash flow analysis is used by the Corporation to determine if a portion of the unrealized loss is a result of an ECL. The Corporation will then recognize either credit loss expense or a reversal of credit loss expense in other income for the amount necessary to adjust the debt securities valuation allowance to its current estimate of expected credit losses. Cash flows expected to be collected are estimated using all relevant information available such as remaining payment terms, prepayment speeds, the financial condition of the issuer, expected defaults and the value of the underlying collateral. If any of the decline in fair value is related to market factors, that amount is recognized in accumulated OCI. In certain instances, the credit loss may exceed the total decline in fair value, in which case, the allowance recorded is limited to the difference between the amortized cost and the fair value of the asset.

The Corporation separately evaluates its HTM debt securities for any credit losses, of which substantially all qualify for the zero loss assumption. For the remaining securities, the Corporation performs a discounted cash flow analysis to estimate any credit losses which are then recognized as part of the allowance for credit losses.

Interest on debt securities, including amortization of premiums and accretion of discounts, is included in interest income. Premiums and discounts are amortized or accreted to interest income at a constant effective yield over the contractual lives of the securities. Realized gains and losses from the sales or dispositions of debt securities are determined using the specific identification method.

Equity securities with readily determinable fair values that are not held for trading purposes are carried at fair value with unrealized gains and losses included in other income. Equity securities that do not have readily determinable fair values are recorded at cost less impairment, if any, plus or minus qualifying observable price changes. These securities are reported in other assets.

Loans and Leases

Loans, with the exception of loans accounted for under the fair value option, are reported at their outstanding principal balances net of any unearned income, charge-offs, unamortized deferred fees and costs on originated loans, and for purchased loans, net of any unamortized premiums or discounts. Loan origination fees and certain direct origination costs are deferred and recognized as adjustments to interest income over the lives of the related loans. Unearned income, discounts and premiums are amortized to interest income using a constant effective yield methodology. The Corporation elects to account for certain consumer and commercial loans under the fair value option with interest reported in interest income and changes in fair value reported in market making and similar activities or other income.

Under applicable accounting guidance, for reporting purposes, the loan and lease portfolio is categorized by portfolio segment and, within each portfolio segment, by class of financing receivable. A portfolio segment is defined as the level at which an entity develops and documents a systematic methodology to determine the allowance for credit losses, and a class of financing receivable is defined as the level of disaggregation of portfolio segments based on the initial measurement attribute, risk characteristics and methods for assessing risk. The Corporation's three portfolio segments are Consumer Real Estate, Credit Card and Other Consumer, and Commercial. The classes within the Consumer Real Estate portfolio segment are residential mortgage and home equity. The classes within the Credit Card and Other Consumer portfolio segment are credit card, direct/indirect consumer and other consumer. The classes within the Commercial portfolio segment are U.S. commercial, non-U.S. commercial, commercial real estate, commercial lease financing and U.S. small business commercial.

Leases

The Corporation provides equipment financing to its customers through a variety of lessor arrangements. Direct financing leases and sales-type leases are carried at the aggregate of lease payments receivable plus the estimated residual value of the leased property less unearned income, which is accreted to interest income over the lease terms using methods that approximate the interest method. Operating lease income is recognized on a straight-line basis. The Corporation's lease arrangements generally do not contain non-lease components.

Allowance for Credit Losses

The ECL on funded consumer and commercial loans and leases is referred to as the allowance for loan and lease losses and is reported separately as a contra-asset to loans and leases on the Consolidated Balance Sheet. The ECL for unfunded lending commitments, including home equity lines of credit (HELOCs), standby letters of credit (SBLCs) and binding unfunded loan commitments is reported on the Consolidated Balance Sheet in accrued expenses and other liabilities. The provision for credit losses related to the loan and lease portfolio and unfunded lending commitments is reported in the Consolidated Statement of Income at the amount necessary to adjust the allowance for credit losses to the current estimate of ECL.

For loans and leases, the ECL is typically estimated using quantitative methods that consider a variety of factors such as historical loss experience, the current credit quality of the portfolio as well as an economic outlook over the life of the loan. The life of the loan for closed-ended products is based on the contractual maturity of the loan adjusted for any expected prepayments. The contractual maturity includes any extension options that are at the sole discretion of the borrower. For open-ended products (e.g., lines of credit), the ECL is determined based on the maximum repayment term associated with future draws from credit lines unless those lines of credit are unconditionally cancellable (e.g., credit cards) in which case the Corporation does not record any allowance.

In its loss forecasting framework, the Corporation incorporates forward-looking information through the use of macroeconomic scenarios applied over the forecasted life of the assets. These macroeconomic scenarios include variables that have historically been key drivers of increases and decreases in credit losses. These variables include, but are not limited to, unemployment rates, real estate prices, gross domestic product levels and corporate bond spreads. As any one economic outlook is inherently uncertain, the Corporation leverages multiple scenarios. The scenarios that are chosen each quarter and the weighting given to each scenario depend on a variety of factors including recent economic events, leading economic indicators, views of internal and third-party economists and industry trends.

The estimate of credit losses includes expected recoveries of amounts previously charged off (i.e., negative allowance). If a loan has been charged off, the expected cash flows on the loan are not limited by the current amortized cost balance. Instead, expected cash flows can be assumed up to the unpaid principal balance immediately prior to the charge-off.

Included in the allowance for loan and lease losses are qualitative reserves to cover losses that are expected but, in the Corporation's assessment, may not be adequately reflected in the quantitative methods or the economic assumptions described above. For example, factors that the Corporation considers include changes in lending policies and procedures, business conditions, the nature and size of the portfolio, portfolio concentrations, the volume and severity of past due loans and nonaccrual loans, the effect of external factors such as competition, and legal and regulatory requirements, among others. Further, the Corporation considers the inherent uncertainty in quantitative models that are built on historical data.

With the exception of the Corporation's credit card portfolio, the Corporation does not include reserves for interest receivable in the measurement of the allowance for credit losses as the Corporation generally classifies consumer loans as nonperforming at 90 days past due and reverses interest income for these loans at that time. For credit card loans, the Corporation reserves for interest and fees as part of the allowance for loan and lease losses. Upon charge-off of a credit card loan, the Corporation reverses the interest and fee income against the income statement line item where it was originally recorded.

The Corporation has identified the following three portfolio segments and measures the allowance for credit losses using the following methods.

Consumer Real Estate

To estimate ECL for consumer loans secured by residential real estate, the Corporation estimates the number of loans that will default over the life of the existing portfolio, after factoring in estimated prepayments, using quantitative modeling methodologies. The attributes that are most significant in estimating the Corporation's ECL include refreshed loan-to-value (LTV) or, in the case of a subordinated lien, refreshed combined LTV (CLTV), borrower credit score, months since origination and geography, all of which are further broken down by present collection status (whether the loan is current, delinquent, in default, or in bankruptcy). The estimates are based on the Corporation's historical experience with the loan portfolio, adjusted to reflect the economic outlook. The outlook on the unemployment rate and consumer real estate prices are key factors that impact the frequency and severity of loss estimates. The Corporation does not reserve for credit losses on the unpaid principal balance of loans insured by the Federal Housing Administration (FHA) and long-term standby loans, as these loans are fully insured. The Corporation records a reserve for unfunded lending commitments for the ECL associated with the undrawn portion of the Corporation's HELOCs, which can only be canceled by the Corporation if certain criteria are met. The ECL associated with these unfunded lending commitments is calculated using the same models and methodologies noted above and incorporate utilization assumptions at time of default.

For loans that are more than 180 days past due, the Corporation bases the allowance on the estimated fair value of the underlying collateral as of the reporting date less costs to sell. The fair value of the collateral securing these loans is generally determined using an automated valuation model (AVM) that estimates the value of a property by reference to market data including sales of comparable properties and price trends specific to the Metropolitan Statistical Area in which the property being valued is located. In the event that an AVM value is not available, the Corporation utilizes publicized indices or if these methods provide less reliable valuations, the Corporation uses appraisals or broker price opinions to estimate the fair value of the collateral. While there is inherent imprecision in these valuations, the Corporation believes that they are representative of this portfolio in the aggregate.

For loans that are more than 180 days past due, with the exception of the Corporation's fully insured portfolio, the outstanding balance of loans that is in excess of the estimated property value after adjusting for costs to sell is charged off. If the estimated property value decreases in periods subsequent to the initial charge-off, the Corporation will record an additional charge-off; however, if the value increases in periods subsequent to the charge-off, the Corporation will adjust the allowance to account for the increase but not to a level above the cumulative charge-off amount.

Credit Cards and Other Consumer

Credit cards are revolving lines of credit without a defined maturity date. The estimated life of a credit card receivable is determined by estimating the amount and timing of expected future payments (e.g., borrowers making full payments, minimum payments or somewhere in between) that it will take for a receivable balance to pay off. The ECL on the future payments incorporates the spending behavior of a borrower through time using key borrower-specific factors and the economic outlook described above. The Corporation applies all expected payments in accordance with the Credit Card Accountability Responsibility and Disclosure Act of 2009 (i.e., paying down the highest interest rate bucket first). Then forecasted future payments are prioritized to pay off the oldest balance until it is brought to zero or an expected charge-off amount. Unemployment rate outlook, borrower credit score, delinquency status and historical payment behavior are all key inputs into the credit card receivable loss forecasting model. Future draws on the credit card lines are excluded from the ECL as they are unconditionally cancellable.

The ECL for the consumer vehicle lending portfolio is also determined using quantitative methods supplemented with qualitative analysis. The quantitative model estimates ECL giving consideration to key borrower and loan characteristics such as delinquency status, borrower credit score, LTV ratio, underlying collateral type and collateral value.

Commercial

The ECL on commercial loans is forecasted using models that estimate credit losses over the loan's contractual life at an individual loan level. The models use the contractual terms to forecast future principal cash flows while also considering expected prepayments. For open-ended commitments such as revolving lines of credit, changes in funded balance are captured by forecasting a borrower's draw and payment behavior over the remaining life of the commitment. For loans collateralized with commercial real estate and for which the underlying asset is the primary source of repayment, the loss forecasting models consider key loan and customer attributes such as LTV ratio, net operating income and debt service coverage, and captures variations in behavior according to property type and region. The outlook on the unemployment rate, gross domestic product, and forecasted real estate prices are utilized to determine indicators such as rent levels and vacancy rates, which impact the ECL estimate. For all other commercial loans and leases, the loss forecasting model determines the probabilities of transition to different credit risk ratings or default at each point over the life of the asset based on the borrower's current credit risk rating, industry sector, size of the exposure and the geographic market. The severity of loss is determined based on the type of collateral securing the exposure, the size of the exposure, the borrower's industry sector, any guarantors and the geographic market. Assumptions of expected loss are conditioned to the economic outlook, and the model considers key economic variables such as unemployment rate, gross domestic product, corporate bond spreads, real estate and other asset prices and equity market returns.

In addition to the allowance for loan and lease losses, the Corporation also estimates ECL related to unfunded lending commitments such as letters of credit, financial guarantees, unfunded bankers acceptances and binding loan commitments, excluding commitments accounted for under the fair value option. Reserves are estimated for the unfunded exposure using the same models and methodologies as the funded exposure and are reported as reserves for unfunded lending commitments.

Nonperforming Loans and Leases, Charge-offs and Delinquencies

Nonperforming loans and leases generally include loans and leases that have been placed on nonaccrual status. Loans accounted for under the fair value option and LHFS are not reported as nonperforming. When a nonaccrual loan is deemed uncollectible, it is charged off against the allowance for credit losses. If the charged-off amount is later recovered, the amount is reversed through the allowance for credit losses at the recovery date. Charge-offs are reported net of recoveries (net charge-offs). If recoveries for the period are greater than charge-offs, net charge-offs are reported as a negative amount.

In accordance with the Corporation's policies, consumer real estate-secured loans, including residential mortgages and home equity loans, are generally placed on nonaccrual status and classified as nonperforming at 90 days past due unless repayment of the loan is insured by the FHA or through individually insured long-term standby agreements with Fannie Mae (FNMA) or Freddie Mac (FHLMC) (the fully-insured portfolio). Residential mortgage loans in the fully-insured portfolio are not placed on nonaccrual status and, therefore, are not reported as nonperforming. Junior-lien home equity loans are placed on nonaccrual status and classified as nonperforming when the underlying first-lien mortgage loan becomes 90 days past due even if the junior-lien loan is current. The outstanding balance of real estate-secured loans that is in excess of the estimated property value less costs to sell is charged off no later than the end of the month in which the loan becomes 180 days past due unless the loan is fully insured, or for loans in bankruptcy, within 60 days of receipt of notification of filing, with the remaining balance classified as nonperforming.

Credit card and other unsecured consumer loans are charged off when the loan becomes 180 days past due, within 60 days after receipt of notification of death or bankruptcy or upon confirmation of fraud. These loans continue to accrue interest until they are charged off and, therefore, are not reported as nonperforming loans. Consumer vehicle loans are placed on nonaccrual status when they become 90 days past due, within 60 days after receipt of notification of bankruptcy or death or upon confirmation of fraud, unless the borrower's performance indicates that repayment is likely to occur. These loans are charged off to the estimated fair value of the collateral less expected disposal costs when the loans become 120 days past due, upon repossession of the collateral, within 60 days after receipt of notification of bankruptcy or death or upon confirmation of fraud, and when the borrower's ability to pay cannot be validated. If repossession of the collateral is not expected, the loans are fully charged off.

Commercial loans and leases, excluding business card loans, that are past due 90 days or more as to principal or interest, or where reasonable doubt exists as to timely collection, including loans that are individually identified as being impaired, are generally placed on nonaccrual status and classified as nonperforming unless well-secured and in the process of collection.

Business card loans are charged off in the same manner as consumer credit card loans. Other commercial loans and leases are generally charged off when all or a portion of the principal amount is determined to be uncollectible.

The entire balance of a consumer loan or commercial loan or lease is contractually delinquent if the minimum payment is not received by the specified due date on the customer's billing statement. Interest and fees continue to accrue on past due loans and leases until the date the loan is placed on nonaccrual status, if applicable. Accrued interest receivable is reversed when loans and leases are placed on nonaccrual status. Interest collections on nonaccruing loans and leases for which the ultimate collectability of principal is uncertain are applied as principal reductions; otherwise, such collections are credited to income when received. Loans and leases may be restored to accrual status when all principal and interest is current and full repayment of the remaining contractual principal and interest is expected.

Loans Held-for-sale

Loans that the Corporation intends to sell in the foreseeable future, including residential mortgages, loan syndications, and to a lesser degree, commercial real estate, consumer finance and other loans, are reported as LHFS and are carried at the lower of aggregate cost or fair value. The Corporation accounts for certain LHFS, including residential mortgage LHFS, under the fair value option. Loan origination costs for LHFS carried at the lower of cost or fair value are capitalized as part of the carrying value of the loans and, upon the sale of a loan, are recognized as part of the gain or loss in noninterest income. LHFS that are on nonaccrual status and are reported as nonperforming, as defined in the policy herein, are reported separately from nonperforming loans and leases.

Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are recognized using the straight-line method over the estimated useful lives of the assets. Estimated lives range up to 40 years for buildings, up to 12 years for furniture and equipment, and the shorter of lease term or estimated useful life for leasehold improvements.

Other Assets

For the Corporation's financial assets that are measured at amortized cost and are not included in debt securities or loans and leases on the Consolidated Balance Sheet, the Corporation evaluates these assets for ECL using various techniques. For assets that are subject to collateral maintenance provisions, including federal funds sold and securities borrowed or purchased under agreements to resell, where the collateral consists of daily margining of liquid and marketable assets where the margining is expected to be maintained into the foreseeable future, the expected losses are assumed to be zero. For all other assets, the Corporation performs qualitative analyses, including consideration of historical losses and current economic conditions, to estimate any ECL which are then included in a valuation account that is recorded as a contra-asset against the amortized cost basis of the financial asset.

Lessee Arrangements

Substantially all of the Corporation's lessee arrangements are operating leases. Under these arrangements, the Corporation records right-of-use assets and lease liabilities at lease commencement. Right-of-use assets are reported in other assets on the Consolidated Balance Sheet, and the related lease liabilities are reported in accrued expenses and other liabilities. All leases are recorded on the Consolidated Balance Sheet except leases with an initial term less than 12 months for which the Corporation made the short-term lease election. Lease expense is recognized on a straight-line basis over the lease term and is recorded in occupancy and equipment expense in the Consolidated Statement of Income.

The Corporation made an accounting policy election not to separate lease and non-lease components of a contract that is or contains a lease for its real estate and equipment leases. As such, lease payments represent payments on both lease and non-lease components. At lease commencement, lease liabilities are recognized based on the present value of the remaining lease payments and discounted using the Corporation's incremental borrowing rate. Right-of-use assets initially equal the lease liability, adjusted for any lease payments made prior to lease commencement and for any lease incentives.

Goodwill and Intangible Assets

Goodwill is the purchase premium after adjusting for the fair value of net assets acquired. Goodwill is not amortized but is reviewed for potential impairment on an annual basis, or when events or circumstances indicate a potential impairment, at the reporting unit level. A reporting unit is a business segment or one level below a business segment.

The Corporation assesses the fair value of each reporting unit against its carrying value, including goodwill, as measured by allocated equity. For purposes of goodwill impairment testing, the Corporation utilizes allocated equity as a proxy for the carrying value of its reporting units. Allocated equity in the reporting units is comprised of allocated capital plus capital for the portion of goodwill and intangibles specifically assigned to the reporting unit.

In performing its goodwill impairment testing, the Corporation first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. Qualitative factors include, among other things, macroeconomic conditions, industry and market considerations, financial performance of the respective reporting unit and other relevant entity- and reporting-unit specific considerations.

If the Corporation concludes it is more likely than not that the fair value of a reporting unit is less than its carrying value, a quantitative assessment is performed. The Corporation has an unconditional option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the quantitative goodwill impairment test. The Corporation may resume performing the qualitative assessment in any subsequent period.

When performing the quantitative assessment, if the fair value of the reporting unit exceeds its carrying value, goodwill of the reporting unit would not be considered impaired. If the carrying value of the reporting unit exceeds its fair value, a goodwill impairment loss would be recognized for the amount by which the reporting unit's allocated equity exceeds its fair value. An impairment loss recognized cannot exceed the amount of goodwill assigned to a reporting unit. An impairment loss establishes a new basis in the goodwill, and subsequent reversals of goodwill impairment losses are not permitted under applicable accounting guidance.

For intangible assets subject to amortization, an impairment loss is recognized if the carrying value of the intangible asset is not recoverable and exceeds fair value. The carrying value of the intangible asset is considered not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use of the asset. Intangible assets deemed to have indefinite useful lives are not subject to amortization and are assessed for impairment when events or circumstances indicate the carrying value of the intangible asset exceeds its fair value.

Variable Interest Entities

A VIE is an entity that lacks equity investors or whose equity investors do not have a controlling financial interest in the entity through their equity investments. The Corporation consolidates a VIE if it has both the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and an obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. On a quarterly basis, the Corporation reassesses its involvement with the VIE and evaluates the impact of changes in governing documents and its financial interests in the VIE. The consolidation status of the VIEs with which the Corporation is involved may change as a result of such reassessments.

The Corporation primarily uses VIEs for its securitization activities, in which the Corporation transfers whole loans or debt securities into a trust or other vehicle. When the Corporation is the servicer of whole loans held in a securitization trust, including non-agency residential mortgages, home equity loans, credit cards, and other loans, the Corporation has the power to direct the most significant activities of the trust. The Corporation generally does not have the power to direct the most significant activities of a residential mortgage agency trust except in certain circumstances in which the Corporation holds substantially all of the issued securities and has the unilateral right to liquidate the trust. The power to direct the most significant activities of a commercial mortgage securitization trust is typically held by the special servicer or by the party holding specific subordinate securities which embody certain controlling rights. The Corporation consolidates a whole-loan securitization trust if it has the power to direct the most significant activities and also holds securities issued by the trust or has other contractual arrangements, other than standard representations and warranties, that could potentially be significant to the trust.

The Corporation may also transfer trading account securities and AFS securities into municipal bond or resecuritization trusts. The Corporation consolidates a municipal bond or resecuritization trust if it has control over the ongoing activities of the trust such as the remarketing of the trust's liabilities or, if there are no ongoing activities, sole discretion over the design of the trust, including the identification of securities to be transferred in and the structure of securities to be issued, and also retains securities or has liquidity or other commitments that could potentially be significant to the trust. The Corporation does not consolidate a municipal bond or resecuritization trust if one or a limited number of third-party investors share responsibility for the design of the trust or have control over the significant activities of the trust through liquidation or other substantive rights.

Other VIEs used by the Corporation include collateralized debt obligations (CDOs), investment vehicles created on behalf of customers and other investment vehicles. The Corporation does not routinely serve as collateral manager for CDOs and, therefore, does not typically have the power to direct the activities that most significantly impact the economic performance of a CDO. However, following an event of default, if the Corporation is a majority holder of senior securities issued by a CDO and acquires the power to manage its assets, the Corporation consolidates the CDO.

The Corporation consolidates a customer or other investment vehicle if it has control over the initial design of the vehicle or manages the assets in the vehicle and also absorbs potentially significant gains or losses through an investment in the vehicle, derivative contracts or other arrangements. The Corporation does not consolidate an investment vehicle if a single investor controlled the initial design of the vehicle or manages the assets in the vehicles or if the Corporation does not have a variable interest that could potentially be significant to the vehicle.

Retained interests in securitized assets are initially recorded at fair value. In addition, the Corporation may invest in debt securities issued by unconsolidated VIEs. Fair values of these debt securities, which are classified as trading account assets, debt securities carried at fair value or HTM securities, are based primarily on quoted market prices in active or inactive markets. Generally, quoted market prices for retained residual interests are not available; therefore, the Corporation estimates fair values based on the present value of the associated expected future cash flows.

Fair Value

The Corporation measures the fair values of its assets and liabilities, where applicable, in accordance with accounting guidance that requires an entity to base fair value on exit price. Under this guidance, an entity is required to maximize the use of observable inputs and minimize the use of unobservable inputs in measuring fair value. Under applicable accounting standards, fair value measurements are categorized into one of three levels based on the inputs to the valuation technique with the highest priority given to unadjusted quoted prices in active markets and the lowest priority given to unobservable inputs. The Corporation categorizes its fair value measurements of financial instruments based on this three-level hierarchy.

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as certain U.S. Treasury securities that are highly liquid and are actively traded in OTC markets.

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts where fair value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes U.S. government and agency mortgage-backed (MBS) and asset-backed securities (ABS), corporate debt securities, derivative contracts, certain loans and LHFS.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the overall fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments for which the determination of fair value requires significant management judgment or estimation. The fair value for such assets and liabilities is generally determined using pricing models, discounted cash flow methodologies or similar techniques that incorporate the assumptions a market participant would use in pricing the asset or liability. This category generally includes retained residual interests in securitizations, consumer MSRs, certain ABS, highly structured, complex or long-dated derivative contracts, certain loans and LHFS, IRLCs and certain CDOs where independent pricing information cannot be obtained for a significant portion of the underlying assets.

Income Taxes

There are two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. These gross deferred tax assets and liabilities represent decreases or increases in taxes expected to be paid in the future because of future reversals of temporary differences in the bases of assets and liabilities as measured by tax laws and their bases as reported in the financial statements. Deferred tax assets are also recognized for tax attributes such as net operating loss carryforwards and tax credit carryforwards. Valuation allowances are recorded to reduce deferred tax assets to the amounts management concludes are more likely than not to be realized.

Income tax benefits are recognized and measured based upon a two-step model: first, a tax position must be more likely than not to be sustained based solely on its technical merits in order to be recognized, and second, the benefit is measured as the largest dollar amount of that position that is more likely than not to be sustained upon settlement. The difference between the benefit recognized and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit. The Corporation records income tax-related interest and penalties, if applicable, within income tax expense.

Revenue Recognition

The following summarizes the Corporation's revenue recognition accounting policies for certain noninterest income activities.

Card Income

Card income includes annual, late and over-limit fees as well as interchange, cash advances and other miscellaneous items from credit and debit card transactions and from processing card transactions for merchants. Card income is presented net of direct costs. Interchange fees are recognized upon settlement of the credit and debit card payment transactions and are generally determined on a percentage basis for credit cards and fixed rates for debit cards based on the corresponding payment network's rates. Substantially all card fees are recognized at the transaction date, except for certain time-based fees such as annual fees, which are recognized over 12 months. Fees charged to cardholders and merchants that are estimated to be uncollectible are reserved in the allowance for loan and lease losses. Included in direct cost are rewards and credit card partner payments. Rewards paid to cardholders are related to points earned by the cardholder that can be redeemed for a broad range of rewards including cash, travel and gift cards. The points to be redeemed are estimated based on past redemption behavior, card product type, account transaction activity and other historical card performance. The liability is reduced as the points are redeemed. The Corporation also makes payments to credit card partners. The payments are based on revenue-sharing agreements that are generally driven by cardholder transactions and partner sales volumes. As part of the revenue-sharing agreements, the credit card partner provides the Corporation exclusive rights to market to the credit card partner's members or customers on behalf of the Corporation.

Service Charges

Service charges include deposit and lending-related fees. Deposit-related fees consist of fees earned on consumer and commercial deposit activities and are generally recognized when the transactions occur or as the service is performed. Consumer fees are earned on consumer deposit accounts for account maintenance and various transaction-based services, such as ATM transactions, wire transfer activities, check and money order processing and insufficient funds/overdraft transactions. Commercial deposit-related fees are from the Corporation's Global Transaction Services business and consist of commercial deposit and treasury management services, including account maintenance and other services, such as payroll, sweep account and other cash management services. Lending-related fees generally represent transactional fees earned from certain loan commitments, financial guarantees and SBLCs.

Investment and Brokerage Services

Investment and brokerage services consist of asset management and brokerage fees. Asset management fees are earned from the management of client assets under advisory agreements or the full discretion of the Corporation's financial advisors (collectively referred to as assets under management (AUM)). Asset management fees are earned as a percentage of the client's AUM and generally range from 50 basis points (bps) to 150 bps of the AUM. In cases where a third party is used to obtain a client's investment allocation, the fee remitted to the third party is recorded net and is not reflected in the transaction price, as the Corporation is an agent for those services.

Brokerage fees include income earned from transaction-based services that are performed as part of investment management services and are based on a fixed price per unit or as a percentage of the total transaction amount. Brokerage fees also include distribution fees and sales commissions that are primarily in the *Global Wealth & Investment Management (GWIM)* segment and are earned over time. In addition, primarily in the *Global Markets* segment, brokerage fees are earned when the Corporation fills customer orders to buy or sell various financial products or when it acknowledges, affirms, settles and clears transactions and/or submits trade information to the appropriate clearing broker. Certain customers pay brokerage, clearing and/or exchange fees imposed by relevant regulatory bodies or exchanges in order to execute or clear trades. These fees are recorded net and are not reflected in the transaction price, as the Corporation is an agent for those services.

Investment Banking Income

Investment banking income includes underwriting income and financial advisory services income. Underwriting consists of fees earned for the placement of a customer's debt or equity securities. The revenue is generally earned based on a percentage of the fixed number of shares or principal placed. Once the number of shares or notes is determined and the service is completed, the underwriting fees are recognized. The Corporation incurs certain out-of-pocket expenses, such as legal costs, in performing these services. These expenses are recovered through the revenue the Corporation earns from the customer and are included in operating expenses. Syndication fees represent fees earned as the agent or lead lender responsible for structuring, arranging and administering a loan syndication.

Financial advisory services consist of fees earned for assisting clients with transactions related to mergers and acquisitions and financial restructurings. Revenue varies depending on the size of the transaction and scope of services performed and is generally contingent on successful completion of the transaction. Revenue is typically recognized once the transaction is completed and all services have been rendered. Additionally, the Corporation may earn a fixed fee in merger and acquisition transactions to provide a fairness opinion, with the fees recognized when the opinion is delivered to the client.

Other Revenue Measurement and Recognition Policies

The Corporation did not disclose the value of any open performance obligations at December 31, 2024, as its contracts with customers generally have a fixed term that is less than one year, an open term with a cancellation period that is less than one year, or provisions that allow the Corporation to recognize revenue at the amount it has the right to invoice.

Earnings Per Common Share

Earnings per common share (EPS) is computed by dividing net income allocated to common shareholders by the weighted-average common shares outstanding, excluding unvested common shares subject to repurchase or cancellation. Net income allocated to common shareholders is net income adjusted for preferred stock dividends including dividends declared, accretion of discounts on preferred stock including accelerated accretion when preferred stock is repaid early, and cumulative dividends related to the current dividend period that have not been declared as of period end, less income allocated to participating securities. Diluted EPS is computed by dividing income allocated to common shareholders plus dividends on dilutive convertible preferred stock and preferred stock that can be tendered to exercise warrants, by the weighted-average common shares outstanding plus amounts representing the dilutive effect of stock options outstanding, restricted stock, restricted stock units (RSUs), outstanding warrants and the dilution resulting from the conversion of convertible preferred stock, if applicable.

Foreign Currency Translation

Assets, liabilities and operations of foreign branches and subsidiaries are recorded based on the functional currency of each entity. When the functional currency of a foreign operation is the local currency, the assets, liabilities and operations are translated, for consolidation purposes, from the local currency to the U.S. dollar reporting currency at period-end rates for assets and liabilities and generally at average rates for results of operations. The resulting unrealized gains and losses are reported as a component of accumulated OCI, net-of-tax. When the foreign entity's functional currency is the U.S. dollar, the resulting remeasurement gains or losses on foreign currency-denominated assets or liabilities are included in earnings.

NOTE 2 Net Interest Income and Noninterest Income

The table below presents the Corporation's net interest income and noninterest income disaggregated by revenue source for 2024, 2023 and 2022. For more information, see *Note 1 – Summary of Significant Accounting Principles*. For a disaggregation of noninterest income by business segment and *All Other*, see *Note 23 – Business Segment Information*.

(Dollars in millions)		2024		2023		2022
Net interest income						
Interest income						
Loans and leases	$	**61,993**	$	57,124	$	37,919
Debt securities		**26,007**		20,226		17,127
Federal funds sold and securities borrowed or purchased under agreements to resell		**19,911**		18,679		4,560
Trading account assets		**10,376**		8,773		5,521
Other interest income [1]		**28,320**		25,460		7,438
Total interest income		**146,607**		130,262		72,565
Interest expense						
Deposits		**38,442**		26,163		4,718
Short-term borrowings		**34,538**		30,553		6,978
Trading account liabilities		**2,191**		2,043		1,538
Long-term debt		**15,376**		14,572		6,869
Total interest expense		**90,547**		73,331		20,103
Net interest income	$	**56,060**	$	56,931	$	52,462
Noninterest income						
Fees and commissions						
Card income						
Interchange fees [2]	$	**4,013**	$	3,983	$	4,096
Other card income		**2,271**		2,071		1,987
Total card income		**6,284**		6,054		6,083
Service charges						
Deposit-related fees		**4,708**		4,382		5,190
Lending-related fees		**1,347**		1,302		1,215
Total service charges		**6,055**		5,684		6,405
Investment and brokerage services						
Asset management fees		**13,875**		12,002		12,152
Brokerage fees		**3,891**		3,561		3,749
Total investment and brokerage services		**17,766**		15,563		15,901
Investment banking fees						
Underwriting income		**3,275**		2,235		1,970
Syndication fees		**1,221**		898		1,070
Financial advisory services		**1,690**		1,575		1,783
Total investment banking fees		**6,186**		4,708		4,823
Total fees and commissions		**36,291**		32,009		33,212
Market making and similar activities		**12,967**		12,732		12,075
Other income (loss)		**(3,431)**		(3,091)		(2,799)
Total noninterest income	$	**45,827**	$	41,650	$	42,488

[1] Includes interest income on interest-bearing deposits with the Federal Reserve, non-U.S. central banks and other banks of $16.8 billion, $16.0 billion, and $2.6 billion for 2024, 2023, and 2022.
[2] Gross interchange fees and merchant income were $13.6 billion, $13.3 billion and $12.9 billion for 2024, 2023 and 2022, respectively, and are presented net of $9.5 billion, $9.3 billion and $8.8 billion of expenses for rewards and partner payments as well as certain other card costs for the same periods.

NOTE 3 Derivatives

Derivative Balances

Derivatives are entered into on behalf of customers, for trading or to support risk management activities. Derivatives used in risk management activities include derivatives that may or may not be designated in qualifying hedge accounting relationships. Derivatives that are not designated in qualifying hedge accounting relationships are referred to as other risk management derivatives. For more information on the Corporation's derivatives and hedging activities, see *Note 1 – Summary of Significant Accounting Principles*. The following tables present derivative instruments included on the Consolidated Balance Sheet in derivative assets and liabilities at December 31, 2024 and 2023. Balances are presented on a gross basis, prior to the application of counterparty and cash collateral netting. Total derivative assets and liabilities are adjusted on an aggregate basis to take into consideration the effects of legally enforceable master netting agreements and have been reduced by cash collateral received or paid.

| | | December 31, 2024 | | | | | |
| | | Gross Derivative Assets | | | Gross Derivative Liabilities | | |
(Dollars in billions)	Contract/ Notional [1]	Trading and Other Risk Management Derivatives	Qualifying Accounting Hedges	Total	Trading and Other Risk Management Derivatives	Qualifying Accounting Hedges	Total
Interest rate contracts							
Swaps	$ 20,962.1	$ 71.9	$ 7.6	$ 79.5	$ 61.1	$ 15.2	$ 76.3
Futures and forwards	3,383.0	4.5	—	4.5	4.2	—	4.2
Written options [2]	1,931.2	—	—	—	29.0	—	29.0
Purchased options [3]	1,789.1	29.2	—	29.2	—	—	—
Foreign exchange contracts							
Swaps	2,204.0	46.8	0.1	46.9	47.4	—	47.4
Spot, futures and forwards	4,273.5	55.4	2.1	57.5	52.4	0.4	52.8
Written options [2]	652.6	—	—	—	10.7	—	10.7
Purchased options [3]	578.3	10.5	—	10.5	—	—	—
Equity contracts							
Swaps	520.4	12.8	—	12.8	14.2	—	14.2
Futures and forwards	129.0	2.3	—	2.3	1.5	—	1.5
Written options [2]	831.6	—	—	—	55.1	—	55.1
Purchased options [3]	770.1	50.1	—	50.1	—	—	—
Commodity contracts							
Swaps	64.8	2.1	—	2.1	3.6	—	3.6
Futures and forwards	165.8	4.0	—	4.0	2.3	0.8	3.1
Written options [2]	69.5	—	—	—	2.7	—	2.7
Purchased options [3]	75.2	2.9	—	2.9	—	—	—
Credit derivatives [4]							
Purchased credit derivatives:							
Credit default swaps	408.3	1.7	—	1.7	2.6	—	2.6
Total return swaps/options	98.0	1.0	—	1.0	0.7	—	0.7
Written credit derivatives:							
Credit default swaps	388.2	2.0	—	2.0	1.6	—	1.6
Total return swaps/options	81.4	1.1	—	1.1	0.2	—	0.2
Gross derivative assets/liabilities		$ 298.3	$ 9.8	$ 308.1	$ 289.3	$ 16.4	$ 305.7
Less: Legally enforceable master netting agreements				(237.1)			(237.1)
Less: Cash collateral received/paid				(30.1)			(29.2)
Total derivative assets/liabilities				$ 40.9			$ 39.4

[1] Represents the total contract/notional amount of derivative assets and liabilities outstanding.
[2] Includes certain out-of-the-money purchased options that have a liability amount primarily due to the deferral of option premiums to the end of the contract.
[3] Includes certain out-of-the-money written options that have an asset amount primarily due to the deferral of option premiums to the end of the contract.
[4] The net derivative asset (liability) and notional amount of written credit derivatives for which the Corporation held purchased credit derivatives with identical underlying referenced names were $406 million and $361.2 billion at December 31, 2024.

(Dollars in billions)	Contract/ Notional [1]	December 31, 2023 Gross Derivative Assets: Trading and Other Risk Management Derivatives	Gross Derivative Assets: Qualifying Accounting Hedges	Gross Derivative Assets: Total	Gross Derivative Liabilities: Trading and Other Risk Management Derivatives	Gross Derivative Liabilities: Qualifying Accounting Hedges	Gross Derivative Liabilities: Total
Interest rate contracts							
Swaps	$ 15,715.2	$ 78.4	$ 7.9	$ 86.3	$ 66.6	$ 18.5	$ 85.1
Futures and forwards	2,803.8	5.1	—	5.1	7.0	—	7.0
Written options [2]	1,807.7	—	—	—	31.7	—	31.7
Purchased options [3]	1,714.9	32.9	—	32.9	—	—	—
Foreign exchange contracts							
Swaps	1,814.7	41.1	0.2	41.3	38.2	0.5	38.7
Spot, futures and forwards	3,561.7	37.2	6.1	43.3	40.3	6.2	46.5
Written options [2]	462.8	—	—	—	6.8	—	6.8
Purchased options [3]	405.3	6.2	—	6.2	—	—	—
Equity contracts							
Swaps	427.0	13.3	—	13.3	16.7	—	16.7
Futures and forwards	136.9	2.1	—	2.1	1.6	—	1.6
Written options [2]	854.9	—	—	—	50.1	—	50.1
Purchased options [3]	716.2	44.1	—	44.1	—	—	—
Commodity contracts							
Swaps	59.0	3.1	—	3.1	4.5	—	4.5
Futures and forwards	187.8	3.8	—	3.8	3.1	0.4	3.5
Written options [2]	67.1	—	—	—	3.3	—	3.3
Purchased options [3]	70.9	3.0	—	3.0	—	—	—
Credit derivatives [4]							
Purchased credit derivatives:							
Credit default swaps	312.8	1.7	—	1.7	2.5	—	2.5
Total return swaps/options	69.4	0.8	—	0.8	1.3	—	1.3
Written credit derivatives:							
Credit default swaps	289.1	2.2	—	2.2	1.6	—	1.6
Total return swaps/options	68.6	1.1	—	1.1	0.3	—	0.3
Gross derivative assets/liabilities		$ 276.1	$ 14.2	$ 290.3	$ 275.6	$ 25.6	$ 301.2
Less: Legally enforceable master netting agreements				(221.6)			(221.6)
Less: Cash collateral received/paid				(29.4)			(36.2)
Total derivative assets/liabilities				$ 39.3			$ 43.4

(1) Represents the total contract/notional amount of derivative assets and liabilities outstanding.
(2) Includes certain out-of-the-money purchased options that have a liability amount primarily due to the deferral of option premiums to the end of the contract.
(3) Includes certain out-of-the-money written options that have an asset amount primarily due to the deferral of option premiums to the end of the contract.
(4) The net derivative asset (liability) and notional amount of written credit derivatives for which the Corporation held purchased credit derivatives with identical underlying referenced names were $520 million and $266.5 billion at December 31, 2023.

Offsetting of Derivatives

The Corporation enters into International Swaps and Derivatives Association, Inc. (ISDA) master netting agreements or similar agreements with substantially all of the Corporation's derivative counterparties. Where legally enforceable, these master netting agreements give the Corporation, in the event of default by the counterparty, the right to liquidate securities held as collateral and to offset receivables and payables with the same counterparty. For purposes of the Consolidated Balance Sheet, the Corporation offsets derivative assets and liabilities and cash collateral held with the same counterparty where it has such a legally enforceable master netting agreement.

The following table presents derivative instruments included in derivative assets and liabilities on the Consolidated Balance Sheet at December 31, 2024 and 2023 by primary risk (e.g., interest rate risk) and the platform, where applicable, on which these derivatives are transacted. Balances are presented on a gross basis, prior to the application of counterparty and cash collateral netting. Total gross derivative assets and liabilities are adjusted on an aggregate basis to take into consideration the effects of legally enforceable master netting agreements, which include reducing the balance for counterparty netting and cash collateral received or paid.

For more information on offsetting of securities financing agreements, see *Note 10 – Securities Financing Agreements, Short-term Borrowings, Collateral and Restricted Cash*.

Offsetting of Derivatives [1]

(Dollars in billions)	Derivative Assets		Derivative Liabilities		Derivative Assets		Derivative Liabilities	
	December 31, 2024				December 31, 2023			
Interest rate contracts								
Over-the-counter	$	108.8	$	103.9	$	119.2	$	117.7
Exchange-traded		0.1		0.1		0.2		0.2
Over-the-counter cleared		3.4		3.6		4.4		3.3
Foreign exchange contracts								
Over-the-counter		112.7		109.1		89.7		90.4
Over-the-counter cleared		0.5		0.5		0.2		0.2
Equity contracts								
Over-the-counter		24.6		31.1		24.7		32.2
Exchange-traded		39.8		38.5		34.4		33.9
Commodity contracts								
Over-the-counter		6.2		7.0		6.6		8.4
Exchange-traded		2.0		1.6		2.3		2.1
Over-the-counter cleared		0.3		0.5		0.4		0.5
Credit derivatives								
Over-the-counter		5.8		5.0		5.7		5.6
Total gross derivative assets/liabilities, before netting								
Over-the-counter		258.1		256.1		245.9		254.3
Exchange-traded		41.9		40.2		36.9		36.2
Over-the-counter cleared		4.2		4.6		5.0		4.0
Less: Legally enforceable master netting agreements and cash collateral received/paid								
Over-the-counter		(224.2)		(223.5)		(212.1)		(218.9)
Exchange-traded		(39.0)		(39.0)		(35.4)		(35.4)
Over-the-counter cleared		(4.0)		(3.8)		(3.5)		(3.5)
Derivative assets/liabilities, after netting		37.0		34.6		36.8		36.7
Other gross derivative assets/liabilities [2]		3.9		4.8		2.5		6.7
Total derivative assets/liabilities		40.9		39.4		39.3		43.4
Less: Financial instruments collateral [3]		(18.1)		(14.2)		(15.5)		(13.0)
Total net derivative assets/liabilities	$	22.8	$	25.2	$	23.8	$	30.4

[1] Over-the-counter derivatives include bilateral transactions between the Corporation and a particular counterparty. Over-the-counter cleared derivatives include bilateral transactions between the Corporation and a counterparty where the transaction is cleared through a clearinghouse. Exchange-traded derivatives include listed options transacted on an exchange.

[2] Consists of derivatives entered into under master netting agreements where the enforceability of these agreements is uncertain under bankruptcy laws in some countries or industries.

[3] Amounts are limited to the derivative asset/liability balance and, accordingly, do not include excess collateral received/pledged. Financial instruments collateral includes securities collateral received or pledged and cash securities held and posted at third-party custodians that are not offset on the Consolidated Balance Sheet but shown as a reduction to derive net derivative assets and liabilities.

ALM and Risk Management Derivatives

The Corporation's ALM and risk management activities include the use of derivatives to mitigate risk to the Corporation, including derivatives designated in qualifying hedge accounting relationships and derivatives used in other risk management activities. Interest rate, foreign exchange, equity, commodity and credit contracts are utilized in the Corporation's ALM and risk management activities.

The Corporation maintains an overall interest rate risk management strategy that incorporates the use of interest rate contracts, which are generally non-leveraged generic interest rate and basis swaps, options, futures and forwards, to minimize significant fluctuations in earnings caused by interest rate volatility. The Corporation's goal is to manage interest rate sensitivity and volatility so that movements in interest rates do not significantly adversely affect earnings or capital. As a result of interest rate fluctuations, hedged fixed-rate assets and liabilities appreciate or depreciate in fair value. Gains or losses on the derivative instruments that are linked to the hedged fixed-rate assets and liabilities are expected to substantially offset this unrealized appreciation or depreciation.

Market risk, including interest rate risk, can be substantial in the mortgage business. Market risk in the mortgage business is the risk that values of mortgage assets or revenues will be adversely affected by changes in market conditions such as interest rate movements. To mitigate the interest rate risk in mortgage banking production income, the Corporation utilizes forward loan sale commitments and other derivative instruments, including purchased options and certain debt securities. The Corporation also utilizes derivatives such as interest rate options, interest rate swaps, forward settlement contracts and eurodollar futures to hedge certain market risks of MSRs.

The Corporation uses foreign exchange contracts to manage the foreign exchange risk associated with certain foreign currency-denominated assets and liabilities, as well as the Corporation's investments in non-U.S. subsidiaries. Exposure to loss on these contracts will increase or decrease over their respective lives as currency exchange and interest rates fluctuate.

The Corporation purchases credit derivatives to manage credit risk related to certain funded and unfunded credit exposures. Credit derivatives include credit default swaps (CDS), total return swaps and swaptions. These derivatives are recorded on the Consolidated Balance Sheet at fair value with changes in fair value recorded in other income.

Derivatives Designated as Accounting Hedges

The Corporation uses various types of interest rate and foreign exchange derivative contracts to protect against changes in the fair value of its assets and liabilities due to fluctuations in interest rates and foreign exchange rates (fair value hedges). The Corporation also uses these types of contracts to protect against changes in the cash flows of its assets and liabilities, and other forecasted transactions (cash flow hedges). The Corporation hedges its net investment in consolidated non-U.S.

operations determined to have functional currencies other than the U.S. dollar using forward exchange contracts and cross-currency basis swaps, and by issuing foreign currency-denominated debt (net investment hedges).

Fair Value Hedges

The table below summarizes information related to fair value hedges for 2024, 2023 and 2022.

Gains and Losses on Derivatives and Hedged Items Designated in Fair Value Hedges

	Derivative			Hedged Item		
(Dollars in millions)	**2024**	2023	2022	**2024**	2023	2022
Interest rate risk on long-term debt [1]	$ **(2,713)**	$ 3,594	$ (26,654)	$ **2,669**	$ (3,652)	$ 26,825
Interest rate and foreign currency risk [2]	**500**	(17)	(120)	**(486)**	27	119
Interest rate risk on available-for-sale securities [3]	**2,279**	(3,518)	21,991	**(2,322)**	3,417	(22,280)
Price risk on commodity inventory [4]	**(577)**	2	674	**577**	(2)	(674)
Total	$ **(511)**	$ 61	$ (4,109)	$ **438**	$ (210)	$ 3,990

[1] Amounts are recorded in interest expense in the Consolidated Statement of Income.
[2] Represents cross-currency interest rate swaps related to available-for-sale debt securities and long-term debt. For 2024, 2023 and 2022, the derivative amount includes gains (losses) of $22 million, $6 million and $0 in interest income, $0, $13 million and $(37) million in interest expense, $463 million, $(51) million and $(81) million in market making and similar activities, and $15 million, $15 million and $(2) million in accumulated OCI, respectively. Line item totals are in the Consolidated Statement of Income and on the Consolidated Balance Sheet.
[3] Amounts are recorded in interest income in the Consolidated Statement of Income.
[4] Amounts are recorded in market making and similar activities in the Consolidated Statement of Income.

The table below summarizes the carrying value of hedged assets and liabilities that are designated in fair value hedging relationships, along with the cumulative amount of gains and losses on the hedged assets and liabilities that are included in their carrying value. There is no impact to earnings for the cumulative amount of these fair value hedging adjustments as long as the hedging relationships remain open through the hedged period. Instead, the open hedges have the effect of synthetically converting the hedged assets and liabilities into variable-rate instruments. If an open hedge is de-designated prior to the derivative's maturity, any cumulative fair value adjustments at the de-designation date are then amortized or accreted into earnings over the remaining life of the hedged assets or liabilities.

Designated Fair Value Hedged Assets and Liabilities

	December 31, 2024		December 31, 2023	
(Dollars in millions)	Carrying Value	Cumulative Fair Value Adjustments [1]	Carrying Value	Cumulative Fair Value Adjustments [1]
Long-term debt	$ **188,202**	$ **(7,263)**	$ 203,986	$ (5,767)
Available-for-sale debt securities [2, 3]	**244,664**	**(4,764)**	134,077	(1,793)
Trading account assets [4]	**3,639**	**101**	7,475	414

[1] Increase (decrease) to carrying value.
[2] These amounts include the amortized cost of the financial assets in closed portfolios used to designate hedging relationships in which the hedged item is a stated layer that is expected to be remaining at the end of the hedging relationship (i.e. portfolio layer hedging relationship). At December 31, 2024 and 2023, the amortized cost of the closed portfolios used in these hedging relationships was $34.8 billion and $39.1 billion, of which $26.1 billion and $22.5 billion were designated in a portfolio layer hedging relationship. At December 31, 2024 and 2023, the cumulative adjustment associated with these hedging relationships was a decrease of $435 million and an increase of $48 million.
[3] Carrying value represents amortized cost.
[4] Represents hedging activities related to certain commodities inventory.

At December 31, 2024 and 2023, the fair value adjustments from de-designated long-term debt hedges decreased the long-term debt carrying value by $11.2 billion and $10.5 billion. The fair value adjustments from de-designated AFS debt securities hedges decreased the AFS debt securities carrying value by $4.4 billion and $5.6 billion at December 31, 2024 and 2023. The fair value adjustments are being amortized or accreted into interest over the contractual lives of the assets or liabilities.

Cash Flow and Net Investment Hedges

The following table summarizes certain information related to cash flow hedges and net investment hedges for 2024, 2023 and 2022. Of the $5.6 billion after-tax net loss ($7.5 billion pretax) on derivatives in accumulated OCI at December 31, 2024, losses of $2.5 billion after-tax ($3.4 billion pretax) related to both open and closed cash flow hedges are expected to be reclassified into earnings in the next 12 months. These net losses reclassified into earnings are expected to primarily decrease net interest income related to the respective hedged items. For open cash flow hedges, the maximum length of time over which forecasted transactions are hedged is approximately five years. For terminated cash flow hedges, the time period over which the forecasted transactions will be recognized in interest income is approximately four years, with the aggregated amount beyond this time period being insignificant.

On November 15, 2023, Bloomberg Index Services Limited announced the permanent cessation of the Bloomberg Short-Term Bank Yield Index (BSBY) and all its tenors effective after final publication on November 15, 2024. The Corporation determined that certain forecasted BSBY-indexed interest payments, which had been designated in cash flow hedges, were no longer expected to occur beyond November 15, 2024 as they would transition to a new reference rate. Accordingly, during the fourth quarter of 2023, the Corporation reclassified $2.0 billion of pretax loss from accumulated OCI into market making and similar activities for the amount related to these forecasted transactions.

Gains and Losses on Derivatives Designated as Cash Flow and Net Investment Hedges

(Dollars in millions, amounts pretax)	Gains (Losses) Recognized in Accumulated OCI on Derivatives						Gains (Losses) in Income Reclassified from Accumulated OCI					
	2024		2023		2022		**2024**		2023		2022	
Cash flow hedges												
Interest rate risk on variable-rate portfolios [1]	$	**389**	$	1,995	$	(13,492)	$	**(2,826)**	$	(3,176)	$	(338)
Price risk on forecasted MBS purchases [1]		**—**		6		(129)		**(9)**		(2)		11
Price risk on certain compensation plans [2]		**29**		48		(88)		**35**		25		29
Total	$	**418**	$	2,049	$	(13,709)	$	**(2,800)**	$	(3,153)	$	(298)
Net investment hedges												
Foreign exchange risk [3]	$	**2,624**	$	(808)	$	1,710	$	**(146)**	$	143	$	3

[1] Amounts reclassified from accumulated OCI are recorded in interest income and market making and similar activities in the Consolidated Statement of Income.
[2] Amounts reclassified from accumulated OCI are recorded in compensation and benefits expense in the Consolidated Statement of Income.
[3] Amounts reclassified from accumulated OCI are recorded in other income in the Consolidated Statement of Income. Amounts excluded from effectiveness testing and recognized in market making and similar activities were gains (losses) of $252 million, $195 million and $(38) million in 2024, 2023 and 2022, respectively.

Other Risk Management Derivatives

Other risk management derivatives are used by the Corporation to reduce certain risk exposures by economically hedging various assets and liabilities. The table below presents gains (losses) on these derivatives for 2024, 2023 and 2022. These gains (losses) are largely offset by the income or expense recorded on the hedged item.

Gains and Losses on Other Risk Management Derivatives

(Dollars in millions)	**2024**		2023		2022	
Interest rate risk on mortgage activities [1, 2]	$	**(49)**	$	16	$	(326)
Credit risk on loans [2]		**(52)**		(70)		(37)
Interest rate and foreign currency risk on asset and liability management activities [3]		**952**		777		4,713
Price risk on certain compensation plans [4]		**427**		584		(1,073)

[1] Includes hedges of interest rate risk on MSRs and IRLCs to originate mortgage loans that will be held for sale.
[2] Gains (losses) on these derivatives are recorded in other income.
[3] Gains (losses) on these derivatives are recorded in market making and similar activities. For 2023, includes $447 million of positive fair value adjustments related to the interest rate swaps that occurred after de-designation of BSBY hedges and prior to re-designation of the interest rate swaps into new hedges.
[4] Gains (losses) on these derivatives are recorded in compensation and benefits expense.

Transfers of Financial Assets with Risk Retained through Derivatives

The Corporation enters into certain transactions involving the transfer of financial assets that are accounted for as sales where substantially all of the economic exposure to the transferred financial assets is retained through derivatives (e.g., interest rate and/or credit), but the Corporation does not retain control over the assets transferred. At December 31, 2024 and 2023, the Corporation had transferred $3.9 billion and $4.1 billion of non-U.S. government-guaranteed mortgage-backed securities to a third-party trust and retained economic exposure to the transferred assets through derivative contracts. In connection with these transfers, the Corporation received gross cash proceeds of $3.9 billion and $4.2 billion at the transfer dates. At December 31, 2024 and 2023, the fair value of the transferred securities was $3.6 billion and $4.1 billion.

Sales and Trading Revenue

The Corporation enters into trading derivatives to facilitate client transactions and to manage risk exposures arising from trading account assets and liabilities. It is the Corporation's policy to include these derivative instruments in its trading activities, which include derivatives and non-derivative cash instruments. The resulting risk from these derivatives is managed on a portfolio basis as part of the Corporation's *Global Markets* business segment. The related sales and trading revenue generated within *Global Markets* is recorded in various income statement line items, including market making and similar activities and net interest income as well as other revenue categories.

Sales and trading revenue includes changes in the fair value and realized gains and losses on the sales of trading and other assets, net interest income, and fees primarily from commissions on equity securities. Revenue is generated by the difference in the client price for an instrument and the price at which the trading desk can execute the trade in the dealer market. For equity securities, commissions related to purchases and sales are recorded in the "Other" column in the Sales and Trading Revenue table. Changes in the fair value of these securities are included in market making and similar activities. For debt securities, revenue, with the exception of interest associated with the debt securities, is typically included in market making and similar activities. Unlike commissions for equity securities, the initial revenue related to broker-dealer services for debt securities is typically included in the pricing of the instrument rather than being charged through separate fee arrangements. Therefore, this revenue is recorded in market making and similar activities as part of the initial mark to fair value. For derivatives, the majority of revenue is included in market making and similar activities. In transactions where the Corporation acts as agent, which include exchange-traded futures and options, fees are recorded in other income.

The following table, which includes both derivatives and non-derivative cash instruments, identifies the amounts in the respective income statement line items attributable to the Corporation's sales and trading revenue in *Global Markets*, categorized by primary risk, for 2024, 2023 and 2022. This table includes debit valuation adjustment (DVA) and funding valuation adjustment (FVA) gains (losses). *Global Markets* results in *Note 23 – Business Segment Information* are presented on a fully taxable-equivalent (FTE) basis. The following table is not presented on an FTE basis.

Sales and Trading Revenue

(Dollars in millions)	Market making and similar activities		Net Interest Income		Other [1]		Total	
				2024				
Interest rate risk	$	2,245	$	1,378	$	420	$	4,043
Foreign exchange risk		1,866		120		98		2,084
Equity risk		7,065		(1,485)		1,861		7,441
Credit risk		1,206		2,465		596		4,267
Other risk [2]		394		94		(406)		82
Total sales and trading revenue	$	12,776	$	2,572	$	2,569	$	17,917
				2023				
Interest rate risk	$	3,192	$	366	$	402	$	3,960
Foreign exchange risk		1,800		149		87		2,036
Equity risk		6,628		(1,955)		1,774		6,447
Credit risk		1,205		2,462		340		4,007
Other risk [2]		602		(155)		(67)		380
Total sales and trading revenue	$	13,427	$	867	$	2,536	$	16,830
				2022				
Interest rate risk	$	1,919	$	1,619	$	392	$	3,930
Foreign exchange risk		1,981		46		(44)		1,983
Equity risk		6,077		(1,288)		1,757		6,546
Credit risk		592		2,228		177		2,997
Other risk [2]		835		(171)		15		679
Total sales and trading revenue	$	11,404	$	2,434	$	2,297	$	16,135

[1] Represents amounts in investment and brokerage services and other income that are recorded in *Global Markets* and included in the definition of sales and trading revenue. Includes investment and brokerage services revenue of $2.1 billion, $2.0 billion and $2.0 billion in 2024, 2023 and 2022, respectively.

[2] Includes commodity risk.

Credit Derivatives

The Corporation enters into credit derivatives primarily to facilitate client transactions and to manage credit risk exposures. Credit derivatives derive value based on an underlying third-party referenced obligation or a portfolio of referenced obligations and generally require the Corporation, as the seller of credit protection, to make payments to a buyer upon the occurrence of a predefined credit event. Such credit events generally include bankruptcy of the referenced credit entity and failure to pay under the obligation, as well as acceleration of indebtedness and payment repudiation or moratorium. For credit derivatives based on a portfolio of referenced credits or credit indices, the Corporation may not be required to make payment until a specified amount of loss has occurred and/or may only be required to make payment up to a specified amount.

Credit derivatives are classified as investment and non-investment grade based on the credit quality of the underlying referenced obligation. The Corporation considers ratings of BBB- or higher as investment grade. Non-investment grade includes non-rated credit derivative instruments. The Corporation discloses internal categorizations of investment grade and non-investment grade consistent with how risk is managed for these instruments.

Credit derivative instruments where the Corporation is the seller of credit protection and their expiration at December 31, 2024 and 2023 are summarized in the following table.

Credit Derivative Instruments

(Dollars in millions)		Less than One Year		One to Three Years		Three to Five Years		Over Five Years		Total	
					December 31, 2024							
					Carrying Value							
Credit default swaps:												
Investment grade	$	—	$	3	$	24	$	16	$	43
Non-investment grade		33		304		752		441		1,530
Total		33		307		776		457		1,573
Total return swaps/options:										
Investment grade		93		—		—		—		93
Non-investment grade		145		—		—		—		145
Total		238		—		—		—		238
Total credit derivatives	$	271	$	307	$	776	$	457	$	1,811
Credit-related notes:										
Investment grade	$	—	$	—	$	9	$	715	$	724
Non-investment grade		5		5		37		1,119		1,166
Total credit-related notes	$	5	$	5	$	46	$	1,834	$	1,890
					Maximum Payout/Notional						
Credit default swaps:										
Investment grade	$	35,634	$	87,302	$	150,225	$	21,482	$	294,643
Non-investment grade		15,070		30,255		43,969		4,233		93,527
Total		50,704		117,557		194,194		25,715		388,170
Total return swaps/options:										
Investment grade		54,041		1,288		1,185		238		56,752
Non-investment grade		22,762		1,452		292		98		24,604
Total		76,803		2,740		1,477		336		81,356
Total credit derivatives	$	127,507	$	120,297	$	195,671	$	26,051	$	469,526
					December 31, 2023						
					Carrying Value						
Credit default swaps:										
Investment grade	$	—	$	11	$	26	$	20	$	57
Non-investment grade		38		277		601		595		1,511
Total		38		288		627		615		1,568
Total return swaps/options:										
Investment grade		59		—		—		—		59
Non-investment grade		149		69		56		5		279
Total		208		69		56		5		338
Total credit derivatives	$	246	$	357	$	683	$	620	$	1,906
Credit-related notes:										
Investment grade	$	—	$	—	$	—	$	859	$	859
Non-investment grade		—		5		16		1,103		1,124
Total credit-related notes	$	—	$	5	$	16	$	1,962	$	1,983
					Maximum Payout/Notional						
Credit default swaps:										
Investment grade	$	33,750	$	65,015	$	83,313	$	17,023	$	199,101
Non-investment grade		18,061		32,155		33,934		5,827		89,977
Total		51,811		97,170		117,247		22,850		289,078
Total return swaps/options:										
Investment grade		40,515		1,503		1,561		23		43,602
Non-investment grade		20,694		1,414		1,907		988		25,003
Total		61,209		2,917		3,468		1,011		68,605
Total credit derivatives	$	113,020	$	100,087	$	120,715	$	23,861	$	357,683

The notional amount represents the maximum amount payable by the Corporation for most credit derivatives. However, the Corporation does not monitor its exposure to credit derivatives based solely on the notional amount because this measure does not take into consideration the probability of occurrence. As such, the notional amount is not a reliable indicator of the Corporation's exposure to these contracts. Instead, a risk framework is used to define risk tolerances and establish limits so that certain credit risk-related losses occur within acceptable, predefined limits.

Credit-related notes in the table above include investments in securities issued by CDO, collateralized loan obligation (CLO) and credit-linked note vehicles. These instruments are primarily classified as trading securities. The carrying value of these instruments equals the Corporation's maximum exposure to loss. The Corporation is not obligated to make any payments to the entities under the terms of the securities owned.

Credit-related Contingent Features and Collateral

The Corporation executes the majority of its derivative contracts in the OTC market with large, international financial institutions, including broker-dealers and, to a lesser degree, with a variety of nonfinancial companies. A significant majority of the derivative transactions are executed on a daily margin basis. Therefore, events such as a credit rating downgrade (depending on the ultimate rating level) or a breach of credit covenants would typically require an increase in the amount of collateral required of the counterparty, where applicable, and/or allow the Corporation to take additional protective measures such as early termination of all trades. Further, as previously discussed on page 158, the Corporation enters into legally enforceable master netting agreements that reduce risk by permitting closeout and netting of transactions with the same counterparty upon the occurrence of certain events.

Certain of the Corporation's derivative contracts contain credit risk-related contingent features, primarily in the form of ISDA master netting agreements and credit support documentation that enhance the creditworthiness of these instruments compared to other obligations of the respective counterparty with whom the Corporation has transacted. These contingent features may be for the benefit of the Corporation as well as its counterparties with respect to changes in the Corporation's creditworthiness and the mark-to-market exposure under the derivative transactions. At December 31, 2024 and 2023, the Corporation held cash and securities collateral of $105.9 billion and $104.1 billion and posted cash and securities collateral of $83.1 billion and $93.4 billion in the normal course of business under derivative agreements, excluding cross-product margining agreements where clients are permitted to margin on a net basis for both derivative and secured financing arrangements.

In connection with certain OTC derivative contracts and other trading agreements, the Corporation can be required to provide additional collateral or to terminate transactions with certain counterparties in the event of a downgrade of the senior debt ratings of the Corporation or certain subsidiaries. The amount of additional collateral required depends on the contract and is usually a fixed incremental amount and/or the market value of the exposure.

At December 31, 2024, the amount of collateral, calculated based on the terms of the contracts, that the Corporation and certain subsidiaries could be required to post to counterparties but had not yet posted to counterparties was $2.7 billion, including $1.4 billion for Bank of America, National Association (BANA).

Some counterparties are currently able to unilaterally terminate certain contracts, or the Corporation or certain subsidiaries may be required to take other action such as find a suitable replacement or obtain a guarantee. At December 31, 2024 and 2023, the liability recorded for these derivative contracts was not significant.

The following table presents the amount of additional collateral that would have been contractually required by derivative contracts and other trading agreements at December 31, 2024 if the rating agencies had downgraded their long-term senior debt ratings for the Corporation or certain subsidiaries by one incremental notch and by an additional second incremental notch. The table also presents derivative liabilities that would be subject to unilateral termination by counterparties upon downgrade of the Corporation's or certain subsidiaries' long-term senior debt ratings.

Additional Collateral Required to be Posted and Derivative Liabilities Subject to Unilateral Termination Upon Downgrade at December 31, 2024

(Dollars in millions)	One Incremental Notch		Second Incremental Notch	
Additional collateral required to be posted upon downgrade				
Bank of America Corporation	$	134	$	922
Bank of America, N.A. and subsidiaries [1]		59		782
Derivative liabilities subject to unilateral termination upon downgrade				
Derivative liabilities	$	31	$	349
Collateral posted		28		290

[1] Included in Bank of America Corporation collateral requirements in this table.

Valuation Adjustments on Derivatives

The Corporation records credit risk valuation adjustments on derivatives in order to properly reflect the credit quality of the counterparties and its own credit quality. The Corporation calculates valuation adjustments on derivatives based on a modeled expected exposure that incorporates current market risk factors. The exposure also takes into consideration credit mitigants such as enforceable master netting agreements and collateral. CDS spread data is used to estimate the default probabilities and severities that are applied to the exposures. Where no observable credit default data is available for counterparties, the Corporation uses proxies and other market data to estimate default probabilities and severity.

The table below presents credit valuation adjustment (CVA), DVA and FVA gains (losses) on derivatives (excluding the effect of any related hedge activities), which are recorded in market making and similar activities, for 2024, 2023 and 2022. CVA gains reduce the cumulative CVA thereby increasing the derivative assets balance. DVA gains increase the cumulative DVA thereby decreasing the derivative liabilities balance. CVA and DVA losses have the opposite impact. FVA gains related to derivative assets reduce the cumulative FVA thereby increasing the derivative assets balance. FVA gains related to derivative liabilities increase the cumulative FVA thereby decreasing the derivative liabilities balance. FVA losses have the opposite impact.

Valuation Adjustments Gains (Losses) on Derivatives [1]

(Dollars in millions)	2024		2023		2022	
Derivative assets (CVA)	$	31	$	159	$	(80)
Derivative assets/liabilities (FVA)		21		(33)		125
Derivative liabilities (DVA)		(27)		(207)		194

[1] At December 31, 2024, 2023 and 2022, cumulative CVA reduced the derivative assets balance by $328 million, $359 million and $518 million, cumulative FVA reduced the net derivative balance by $66 million, $87 million and $54 million and cumulative DVA reduced the derivative liabilities balance by $272 million, $299 million and $506 million respectively.

NOTE 4 Securities

The table below presents the amortized cost, gross unrealized gains and losses, and fair value of AFS debt securities, other debt securities carried at fair value and HTM debt securities at December 31, 2024 and 2023.

Debt Securities

(Dollars in millions)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
			December 31, 2024				December 31, 2023	
Available-for-sale debt securities								
Mortgage-backed securities:								
Agency	$ 32,781	$ 35	$ (1,614)	$ 31,202	$ 39,195	$ 37	$ (1,420)	$ 37,812
Agency-collateralized mortgage obligations	19,519	17	(218)	19,318	2,739	6	(201)	2,544
Commercial	26,032	73	(503)	25,602	10,909	40	(514)	10,435
Non-agency residential [1]	287	50	(52)	285	449	3	(70)	382
Total mortgage-backed securities	78,619	175	(2,387)	76,407	53,292	86	(2,205)	51,173
U.S. Treasury and government agencies	235,582	150	(1,153)	234,579	179,108	19	(1,461)	177,666
Non-U.S. securities	22,453	20	(42)	22,431	22,868	27	(20)	22,875
Other taxable securities	4,646	2	(45)	4,603	4,910	1	(76)	4,835
Tax-exempt securities	8,628	17	(233)	8,412	10,304	17	(221)	10,100
Total available-for-sale debt securities	349,928	364	(3,860)	346,432	270,482	150	(3,983)	266,649
Other debt securities carried at fair value [2]	12,352	59	(236)	12,175	10,202	56	(55)	10,203
Total debt securities carried at fair value	362,280	423	(4,096)	358,607	280,684	206	(4,038)	276,852
Held-to-maturity debt securities								
Agency mortgage-backed securities	430,135	—	(88,458)	341,677	465,456	—	(78,930)	386,526
U.S. Treasury and government agencies	121,696	—	(18,661)	103,035	121,645	—	(17,963)	103,682
Other taxable securities	6,882	1	(1,047)	5,836	7,490	—	(1,101)	6,389
Total held-to-maturity debt securities	558,713	1	(108,166)	450,548	594,591	—	(97,994)	496,597
Total debt securities [3,4]	$ 920,993	$ 424	$(112,262)	$ 809,155	$ 875,275	$ 206	$(102,032)	$ 773,449

[1] At December 31, 2024 and 2023, the underlying collateral type included approximately 25 percent and 17 percent prime and 75 percent and 83 percent subprime.
[2] Primarily includes non-U.S. securities used to satisfy certain international regulatory requirements. Any changes in value are reported in market making and similar activities. For detail on the components, see Note 20 – Fair Value Measurements.
[3] Includes securities pledged as collateral of $184.6 billion and $204.9 billion at December 31, 2024 and 2023.
[4] The Corporation held debt securities from FNMA and FHLMC that each exceeded 10 percent of shareholders' equity, with an amortized cost of $260.9 billion and $169.0 billion, and a fair value of $209.6 billion and $136.5 billion at December 31, 2024, and an amortized cost of $272.5 billion and $171.5 billion, and a fair value of $226.4 billion and $142.3 billion at December 31, 2023.

At December 31, 2024, the accumulated net unrealized loss on AFS debt securities, excluding the amount related to debt securities previously transferred to held to maturity, included in accumulated OCI was $2.6 billion, net of the related income tax benefit of $872 million. At December 31, 2024 and 2023, nonperforming AFS debt securities held by the Corporation were not significant.

At December 31, 2024 and 2023, $871.1 billion and $824.9 billion of AFS and HTM debt securities, which were predominantly U.S. agency and U.S. Treasury securities, have a zero credit loss assumption. For the same periods, the ECL on the remaining $37.5 billion and $40.2 billion of AFS and HTM debt securities were insignificant. For more information on the zero credit loss assumption, see Note 1 – Summary of Significant Accounting Principles.

At December 31, 2024 and 2023, the Corporation held equity securities at an aggregate fair value of $247 million and $251 million and other equity securities, as valued under the measurement alternative, at a carrying value of $438 million

and $377 million, both of which are included in other assets. At December 31, 2024 and 2023, the Corporation also held money market investments at a fair value of $1.3 billion and $1.2 billion, which are included in time deposits placed and other short-term investments.

The gross realized gains and losses on sales of AFS debt securities for 2024, 2023 and 2022 are presented in the table below.

Gains and Losses on Sales of AFS Debt Securities

(Dollars in millions)	2024	2023	2022
Gross gains	$ 20	$ 109	$ 1,251
Gross losses	(49)	(514)	(1,219)
Net gains (losses) on sales of AFS debt securities	$ (29)	$ (405)	$ 32
Income tax expense (benefit) attributable to realized net gains (losses) on sales of AFS debt securities	$ (7)	$ (101)	$ 8

The table below presents the fair value and the associated gross unrealized losses on AFS debt securities and whether these securities have had gross unrealized losses for less than 12 months or for 12 months or longer at December 31, 2024 and 2023.

Total AFS Debt Securities in a Continuous Unrealized Loss Position

	Less than Twelve Months		Twelve Months or Longer		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
(Dollars in millions)	December 31, 2024					
Continuously unrealized loss-positioned AFS debt securities						
Mortgage-backed securities:						
Agency	$ 2,908	$ (22)	$ 20,085	$ (1,592)	$ 22,993	$ (1,614)
Agency-collateralized mortgage obligations	9,597	(21)	1,493	(197)	11,090	(218)
Commercial	11,486	(57)	4,667	(446)	16,153	(503)
Non-agency residential	—	—	160	(52)	160	(52)
Total mortgage-backed securities	23,991	(100)	26,405	(2,287)	50,396	(2,387)
U.S. Treasury and government agencies	75,753	(135)	69,027	(1,018)	144,780	(1,153)
Non-U.S. securities	3,367	(26)	4,906	(16)	8,273	(42)
Other taxable securities	3,192	(5)	814	(40)	4,006	(45)
Tax-exempt securities	1,025	(20)	2,194	(213)	3,219	(233)
Total AFS debt securities in a continuous unrealized loss position	$ 107,328	$ (286)	$ 103,346	$ (3,574)	$ 210,674	$ (3,860)
	December 31, 2023					
Continuously unrealized loss-positioned AFS debt securities						
Mortgage-backed securities:						
Agency	$ 8,624	$ (21)	$ 20,776	$ (1,399)	$ 29,400	$ (1,420)
Agency-collateralized mortgage obligations	—	—	1,701	(201)	1,701	(201)
Commercial	2,363	(27)	4,588	(487)	6,951	(514)
Non-agency residential	—	—	370	(70)	370	(70)
Total mortgage-backed securities	10,987	(48)	27,435	(2,157)	38,422	(2,205)
U.S. Treasury and government agencies	14,907	(12)	69,669	(1,449)	84,576	(1,461)
Non-U.S. securities	7,702	(8)	1,524	(12)	9,226	(20)
Other taxable securities	3,269	(19)	1,437	(57)	4,706	(76)
Tax-exempt securities	466	(5)	2,106	(216)	2,572	(221)
Total AFS debt securities in a continuous unrealized loss position	$ 37,331	$ (92)	$ 102,171	$ (3,891)	$ 139,502	$ (3,983)

The remaining contractual maturity distribution and yields of the Corporation's debt securities carried at fair value and HTM debt securities at December 31, 2024 are summarized in the table below. Actual duration and yields may differ as prepayments on the loans underlying the MBS or other ABS are passed through to the Corporation.

Maturities of Debt Securities Carried at Fair Value and Held-to-maturity Debt Securities

(Dollars in millions)	Due in One Year or Less Amount	Yield [1]	Due after One Year through Five Years Amount	Yield [1]	Due after Five Years through Ten Years Amount	Yield [1]	Due after Ten Years Amount	Yield [1]	Total Amount	Yield [1]
Amortized cost of debt securities carried at fair value										
Mortgage-backed securities:										
Agency	$ —	— %	$ 6	2.83 %	$ 5	4.00 %	$ 32,770	4.56 %	$ 32,781	4.56 %
Agency-collateralized mortgage obligations	—	—	—	—	1	1.00	19,518	5.90	19,519	5.90
Commercial	142	3.80	9,630	4.20	13,722	4.26	2,551	2.77	26,045	4.09
Non-agency residential	—	—	—	—	—	—	552	11.48	552	11.48
Total mortgage-backed securities	142	3.80	9,636	4.20	13,728	4.26	55,391	5.02	78,897	4.79
U.S. Treasury and government agencies	24,484	4.58	202,038	3.82	12,910	2.78	34	3.99	239,466	3.85
Non-U.S. securities	19,865	3.20	4,391	2.25	3,861	4.56	2,526	3.77	30,643	3.29
Other taxable securities	947	5.67	3,160	5.34	397	3.52	142	4.55	4,646	5.22
Tax-exempt securities	758	2.83	3,588	3.75	982	3.27	3,300	4.10	8,628	3.75
Total amortized cost of debt securities carried at fair value	$ 46,196	3.98	$222,813	3.83	$ 31,878	3.65	$ 61,393	4.92	$362,280	4.02
Amortized cost of HTM debt securities										
Agency mortgage-backed securities	$ —	— %	$ —	— %	$ 10	2.60 %	$430,125	2.12 %	$430,135	2.12 %
U.S. Treasury and government agencies	493	2.71	24,731	1.84	96,472	1.27	—	—	121,696	1.39
Other taxable securities	174	2.15	1,007	2.28	100	3.53	5,601	2.53	6,882	2.50
Total amortized cost of HTM debt securities	$ 667	2.56	$ 25,738	1.86	$ 96,582	1.27	$435,726	2.12	$558,713	1.96
Debt securities carried at fair value										
Mortgage-backed securities:										
Agency	$ —		$ 5		$ 5		$ 31,192		$ 31,202	
Agency-collateralized mortgage obligations	—		—		1		19,317		19,318	
Commercial	141		9,572		13,564		2,336		25,613	
Non-agency residential	—		2		—		533		535	
Total mortgage-backed securities	141		9,579		13,570		53,378		76,668	
U.S. Treasury and government agencies	24,556		201,280		12,597		31		238,464	
Non-U.S. securities	19,682		4,391		3,892		2,492		30,457	
Other taxable securities	944		3,149		378		135		4,606	
Tax-exempt securities	754		3,569		963		3,126		8,412	
Total debt securities carried at fair value	$ 46,077		$221,968		$ 31,400		$ 59,162		$358,607	
Fair value of HTM debt securities										
Agency mortgage-backed securities	$ —		$ —		$ 9		$341,668		$341,677	
U.S. Treasury and government agencies	490		21,791		80,754		—		103,035	
Other taxable securities	170		973		69		4,624		5,836	
Total fair value of HTM debt securities	$ 660		$ 22,764		$ 80,832		$346,292		$450,548	

[1] The weighted-average yield is computed based on a constant effective yield over the contractual life of each security. The yield considers the contractual coupon and the amortization of premiums and accretion of discounts, excluding the effect of related open hedging derivatives.

NOTE 5 Outstanding Loans and Leases and Allowance for Credit Losses

The following tables present total outstanding loans and leases and an aging analysis for the Consumer Real Estate, Credit Card and Other Consumer, and Commercial portfolio segments, by class of financing receivables, at December 31, 2024 and 2023.

(Dollars in millions)	30-59 Days Past Due [1]	60-89 Days Past Due [1]	90 Days or More Past Due [1]	Total Past Due 30 Days or More	Total Current or Less Than 30 Days Past Due [1]	Loans Accounted for Under the Fair Value Option	Total Outstandings
				December 31, 2024			
Consumer real estate							
Residential mortgage	$ 1,222	$ 288	$ 788	$ 2,298	$ 225,901		$ 228,199
Home equity	80	40	127	247	25,490		25,737
Credit card and other consumer							
Credit card	685	552	1,401	2,638	100,928		103,566
Direct/Indirect consumer [2]	290	113	106	509	106,613		107,122
Other consumer	—	—	—	—	151		151
Total consumer	2,277	993	2,422	5,692	459,083		464,775
Consumer loans accounted for under the fair value option [3]						$ 221	221
Total consumer loans and leases	2,277	993	2,422	5,692	459,083	221	464,996
Commercial							
U.S. commercial	910	228	345	1,483	385,507		386,990
Non-U.S. commercial	65	17	4	86	137,432		137,518
Commercial real estate [4]	640	121	990	1,751	63,979		65,730
Commercial lease financing	32	9	19	60	15,648		15,708
U.S. small business commercial	190	94	199	483	20,382		20,865
Total commercial	1,837	469	1,557	3,863	622,948		626,811
Commercial loans accounted for under the fair value option [3]						4,028	4,028
Total commercial loans and leases	1,837	469	1,557	3,863	622,948	4,028	630,839
Total loans and leases [5]	$ 4,114	$ 1,462	$ 3,979	$ 9,555	$1,082,031	$ 4,249	$1,095,835
Percentage of outstandings	0.38 %	0.13 %	0.36 %	0.87 %	98.74 %	0.39 %	100.00 %

[1] Consumer real estate loans 30-59 days past due includes fully-insured loans of $188 million and nonperforming loans of $174 million. Consumer real estate loans 60-89 days past due includes fully-insured loans of $71 million and nonperforming loans of $107 million. Consumer real estate loans 90 days or more past due includes fully-insured loans of $229 million and nonperforming loans of $686 million. Consumer real estate loans current or less than 30 days past due includes $1.5 billion, and direct/indirect consumer includes $54 million of nonperforming loans.
[2] Total outstandings primarily includes auto and specialty lending loans and leases of $54.9 billion, U.S. securities-based lending loans of $48.7 billion and non-U.S. consumer loans of $2.8 billion.
[3] Consumer loans accounted for under the fair value option includes residential mortgage loans of $59 million and home equity loans of $162 million. Commercial loans accounted for under the fair value option includes U.S. commercial loans of $2.8 billion and non-U.S. commercial loans of $1.3 billion. For more information, see *Note 20 – Fair Value Measurements* and *Note 21 – Fair Value Option*.
[4] Total outstandings includes U.S. commercial real estate loans of $59.6 billion and non-U.S. commercial real estate loans of $6.1 billion.
[5] Total outstandings includes loans and leases pledged as collateral of $26.8 billion. The Corporation also pledged $305.2 billion of loans with no related outstanding borrowings to secure potential borrowing capacity with the Federal Reserve Bank and Federal Home Loan Bank.

(Dollars in millions)	30-59 Days Past Due [1]	60-89 Days Past Due [1]	90 Days or More Past Due [1]	Total Past Due 30 Days or More	Total Current or Less Than 30 Days Past Due [1]	Loans Accounted for Under the Fair Value Option	Total Outstandings
				December 31, 2023			
Consumer real estate							
Residential mortgage	$ 1,177	$ 302	$ 829	$ 2,308	$ 226,095		$ 228,403
Home equity	90	38	161	289	25,238		25,527
Credit card and other consumer							
Credit card	680	515	1,224	2,419	99,781		102,200
Direct/Indirect consumer [2]	306	99	91	496	102,972		103,468
Other consumer	—	—	—	—	124		124
Total consumer	2,253	954	2,305	5,512	454,210		459,722
Consumer loans accounted for under the fair value option [3]						$ 243	243
Total consumer loans and leases	2,253	954	2,305	5,512	454,210	243	459,965
Commercial							
U.S. commercial	477	96	225	798	358,133		358,931
Non-U.S. commercial	86	21	64	171	124,410		124,581
Commercial real estate [4]	247	133	505	885	71,993		72,878
Commercial lease financing	44	8	24	76	14,778		14,854
U.S. small business commercial	166	89	184	439	18,758		19,197
Total commercial	1,020	347	1,002	2,369	588,072		590,441
Commercial loans accounted for under the fair value option [3]						3,326	3,326
Total commercial loans and leases	1,020	347	1,002	2,369	588,072	3,326	593,767
Total loans and leases [5]	$ 3,273	$ 1,301	$ 3,307	$ 7,881	$1,042,282	$ 3,569	$1,053,732
Percentage of outstandings	0.31 %	0.12 %	0.31 %	0.75 %	98.91 %	0.34 %	100.00 %

[1] Consumer real estate loans 30-59 days past due includes fully-insured loans of $198 million and nonperforming loans of $150 million. Consumer real estate loans 60-89 days past due includes fully-insured loans of $77 million and nonperforming loans of $102 million. Consumer real estate loans 90 days or more past due includes fully-insured loans of $252 million and nonperforming loans of $738 million. Consumer real estate loans current or less than 30 days past due includes $1.6 billion, and direct/indirect consumer includes $39 million of nonperforming loans.
[2] Total outstandings primarily includes auto and specialty lending loans and leases of $53.9 billion, U.S. securities-based lending loans of $46.0 billion and non-U.S. consumer loans of $2.8 billion.
[3] Consumer loans accounted for under the fair value option includes residential mortgage loans of $66 million and home equity loans of $177 million. Commercial loans accounted for under the fair value option includes U.S. commercial loans of $2.2 billion and non-U.S. commercial loans of $1.2 billion. For more information, see *Note 20 – Fair Value Measurements* and *Note 21 – Fair Value Option*.
[4] Total outstandings includes U.S. commercial real estate loans of $66.8 billion and non-U.S. commercial real estate loans of $6.1 billion.
[5] Total outstandings includes loans and leases pledged as collateral of $33.7 billion. The Corporation also pledged $246.0 billion of loans with no related outstanding borrowings to secure potential borrowing capacity with the Federal Reserve Bank and Federal Home Loan Bank.

The Corporation has entered into long-term credit protection agreements with FNMA and FHLMC on loans totaling $8.0 billion and $8.7 billion at December 31, 2024 and 2023, providing full credit protection on residential mortgage loans that become severely delinquent. All of these loans are individually insured, and therefore the Corporation does not record an allowance for credit losses related to these loans.

Nonperforming Loans and Leases

Nonperforming loans were $6.0 billion and $5.5 billion at December 31, 2024 and 2023. Commercial nonperforming loans were $3.3 billion and $2.8 billion at December 31, 2024 and 2023 and were primarily comprised of commercial real estate. Consumer nonperforming loans were $2.6 billion and $2.7 billion at December 31, 2024 and 2023, primarily comprised of residential mortgage.

The following table presents the Corporation's nonperforming loans and leases and loans accruing past due 90 days or more at December 31, 2024 and 2023. Nonperforming LHFS are excluded from nonperforming loans and leases as they are recorded at either fair value or the lower of cost or fair value. For more information on the criteria for classification as nonperforming, see *Note 1 – Summary of Significant Accounting Principles.*

Credit Quality

(Dollars in millions)	Nonperforming Loans and Leases		Accruing Past Due 90 Days or More	
	December 31			
	2024	2023	2024	2023
Residential mortgage [1]	$ 2,052	$ 2,114	$ 229	$ 252
With no related allowance [2]	1,883	1,974	—	—
Home equity [1]	409	450	—	—
With no related allowance [2]	334	375	—	—
Credit Card	n/a	n/a	1,401	1,224
Direct/indirect consumer	186	148	1	2
Total consumer	2,647	2,712	1,631	1,478
U.S. commercial	1,204	636	90	51
Non-U.S. commercial	8	175	4	4
Commercial real estate	2,068	1,927	6	32
Commercial lease financing	20	19	3	7
U.S. small business commercial	28	16	197	184
Total commercial	3,328	2,773	300	278
Total nonperforming loans	$ 5,975	$ 5,485	$ 1,931	$ 1,756
Percentage of outstanding loans and leases	0.55 %	0.52 %	0.18 %	0.17 %

[1] Residential mortgage loans accruing past due 90 days or more are fully-insured loans. At December 31, 2024 and 2023 residential mortgage included $119 million and $156 million of loans on which interest had been curtailed by the FHA, and therefore were no longer accruing interest, although principal was still insured, and $110 million and $96 million of loans on which interest was still accruing.

[2] Primarily relates to loans for which the estimated fair value of the underlying collateral less any costs to sell is greater than the amortized cost of the loans as of the reporting date.

n/a = not applicable

Credit Quality Indicators

The Corporation monitors credit quality within its Consumer Real Estate, Credit Card and Other Consumer, and Commercial portfolio segments based on primary credit quality indicators. For more information on the portfolio segments, see *Note 1 – Summary of Significant Accounting Principles.* Within the Consumer Real Estate portfolio segment, the primary credit quality indicators are refreshed LTV and refreshed Fair Isaac Corporation (FICO) score. Refreshed LTV measures the carrying value of the loan as a percentage of the value of the property securing the loan, refreshed quarterly. Home equity loans are evaluated using CLTV, which measures the carrying value of the Corporation's loan and available line of credit combined with any outstanding senior liens against the property as a percentage of the value of the property securing the loan, refreshed quarterly. FICO score measures the creditworthiness of the borrower based on the financial obligations of the borrower and the borrower's credit history. FICO scores are typically refreshed quarterly or more frequently. Certain borrowers (e.g., borrowers that have had debts discharged in a bankruptcy proceeding) may not have their FICO scores updated. FICO scores are also a primary credit quality indicator for the Credit Card and Other Consumer portfolio segment and the business card portfolio within U.S. small business commercial. Within the Commercial portfolio segment, loans are evaluated using the internal classifications of pass rated or reservable criticized as the primary credit quality indicators. The term reservable criticized refers to those commercial loans that are internally classified or listed by the Corporation as Special Mention, Substandard or Doubtful, which are asset quality categories defined by regulatory authorities. These assets have an elevated level of risk and may have a high probability of default or total loss. Pass rated refers to all loans not considered reservable criticized. In addition to these primary credit quality indicators, the Corporation uses other credit quality indicators for certain types of loans.

The following tables present certain credit quality indicators and gross charge-offs for the Corporation's Consumer Real Estate, Credit Card and Other Consumer, and Commercial portfolio segments by year of origination, except for revolving loans and revolving loans that were modified into term loans, which are shown on an aggregate basis at December 31, 2024.

Residential Mortgage – Credit Quality Indicators By Vintage

(Dollars in millions)	Total as of December 31, 2024	Term Loans by Origination Year 2024	2023	2022	2021	2020	Prior
Residential Mortgage							
Refreshed LTV							
Less than or equal to 90 percent	**$ 215,575**	$ 18,115	$ 12,910	$ 36,748	$ 71,912	$ 32,504	$ 43,386
Greater than 90 percent but less than or equal to 100 percent	**1,848**	724	463	471	122	31	37
Greater than 100 percent	**863**	428	195	144	56	15	25
Fully-insured loans	**9,913**	288	190	302	3,153	2,568	3,412
Total Residential Mortgage	**$ 228,199**	$ 19,555	$ 13,758	$ 37,665	$ 75,243	$ 35,118	$ 46,860
Residential Mortgage							
Refreshed FICO score							
Less than 620	**$ 2,619**	$ 172	$ 171	$ 484	$ 649	$ 427	$ 716
Greater than or equal to 620 and less than 680	**4,687**	329	337	826	1,201	736	1,258
Greater than or equal to 680 and less than 740	**22,666**	2,008	1,553	4,112	6,322	3,431	5,240
Greater than or equal to 740	**188,314**	16,758	11,507	31,941	63,918	27,956	36,234
Fully-insured loans	**9,913**	288	190	302	3,153	2,568	3,412
Total Residential Mortgage	**$ 228,199**	$ 19,555	$ 13,758	$ 37,665	$ 75,243	$ 35,118	$ 46,860
Gross charge-offs for the year ended December 31, 2024	**$ 21**	$ 2	$ 3	$ 6	$ 2	$ 1	$ 7

Home Equity - Credit Quality Indicators

(Dollars in millions)	Total	Home Equity Loans and Reverse Mortgages [(1)]	Revolving Loans	Revolving Loans Converted to Term Loans
	December 31, 2024			
Home Equity				
Refreshed LTV				
Less than or equal to 90 percent	**$ 25,638**	**$ 780**	**$ 21,450**	**$ 3,408**
Greater than 90 percent but less than or equal to 100 percent	**51**	**4**	**42**	**5**
Greater than 100 percent	**48**	**3**	**34**	**11**
Total Home Equity	**$ 25,737**	**$ 787**	**$ 21,526**	**$ 3,424**
Home Equity				
Refreshed FICO score				
Less than 620	**$ 645**	**$ 72**	**$ 320**	**$ 253**
Greater than or equal to 620 and less than 680	**1,115**	**83**	**689**	**343**
Greater than or equal to 680 and less than 740	**4,373**	**161**	**3,429**	**783**
Greater than or equal to 740	**19,604**	**471**	**17,088**	**2,045**
Total Home Equity	**$ 25,737**	**$ 787**	**$ 21,526**	**$ 3,424**
Gross charge-offs for the year ended December 31, 2024	**$ 21**	**$ 6**	**$ 9**	**$ 6**

(1) Includes reverse mortgages of $500 million and home equity loans of $287 million, which are no longer originated.

Credit Card and Direct/Indirect Consumer – Credit Quality Indicators By Vintage

	Direct/Indirect		Term Loans by Origination Year						Credit Card		
(Dollars in millions)	Total Direct/ Indirect as of December 31, 2024	Revolving Loans	2024	2023	2022	2021	2020	Prior	Total Credit Card as of December 31, 2024	Revolving Loans	Revolving Loans Converted to Term Loans [(1)]
Refreshed FICO score											
Less than 620	**$ 1,483**	$ 10	$ 249	$ 452	$ 433	$ 243	$ 53	$ 43	**$ 5,866**	$ 5,511	$ 355
Greater than or equal to 620 and less than 680	**2,360**	9	735	699	523	272	67	55	**11,580**	11,250	330
Greater than or equal to 680 and less than 740	**8,071**	42	3,038	2,179	1,587	825	226	174	**35,037**	34,743	294
Greater than or equal to 740	**43,141**	67	17,889	11,240	7,635	3,908	1,319	1,083	**51,083**	51,019	64
Other internal credit metrics [(2,3)]	**52,067**	51,433	165	51	127	95	36	160	**—**	—	—
Total credit card and other consumer	**$ 107,122**	$ 51,561	$ 22,076	$ 14,621	$ 10,305	$ 5,343	$ 1,701	$ 1,515	**$ 103,566**	$102,523	$ 1,043
Gross charge-offs for the year ended December 31, 2024	**$ 399**	$ 5	$ 46	$ 144	$ 109	$ 51	$ 12	$ 32	**$ 4,365**	$ 4,188	$ 177

(1) Represents loans that were modified into term loans.
(2) Other internal credit metrics may include delinquency status, geography or other factors.
(3) Direct/indirect consumer includes $51.4 billion of securities-based lending, which is typically supported by highly liquid collateral with market value greater than or equal to the outstanding loan balance and therefore has minimal credit risk at December 31, 2024.

Commercial – Credit Quality Indicators By Vintage [1]

(Dollars in millions)	Total as of December 31, 2024	Term Loans Amortized Cost Basis by Origination Year 2024	2023	2022	2021	2020	Prior	Revolving Loans
U.S. Commercial								
Risk ratings								
Pass rated	$ 374,380	$ 49,587	$ 33,352	$ 34,015	$ 20,801	$ 10,172	$ 34,176	$ 192,277
Reservable criticized	12,610	157	901	1,035	799	340	1,996	7,382
Total U.S. Commercial	$ 386,990	$ 49,744	$ 34,253	$ 35,050	$ 21,600	$ 10,512	$ 36,172	$ 199,659
Gross charge-offs for the year ended December 31, 2024	$ 439	$ 3	$ 122	$ 80	$ 19	$ 4	$ 63	$ 148
Non-U.S. Commercial								
Risk ratings								
Pass rated	$ 135,720	$ 27,119	$ 14,268	$ 12,220	$ 11,750	$ 1,328	$ 6,777	$ 62,258
Reservable criticized	1,798	22	180	145	310	8	106	1,027
Total Non-U.S. Commercial	$ 137,518	$ 27,141	$ 14,448	$ 12,365	$ 12,060	$ 1,336	$ 6,883	$ 63,285
Gross charge-offs for the year ended December 31, 2024	$ 81	$ —	$ 41	$ 22	$ 16	$ —	$ —	$ 2
Commercial Real Estate								
Risk ratings								
Pass rated	$ 55,607	$ 5,422	$ 4,935	$ 10,755	$ 8,990	$ 2,911	$ 13,310	$ 9,284
Reservable criticized	10,123	41	211	3,252	2,100	588	3,372	559
Total Commercial Real Estate	$ 65,730	$ 5,463	$ 5,146	$ 14,007	$ 11,090	$ 3,499	$ 16,682	$ 9,843
Gross charge-offs for the year ended December 31, 2024	$ 894	$ —	$ —	$ 57	$ 83	$ 62	$ 663	$ 29
Commercial Lease Financing								
Risk ratings								
Pass rated	$ 15,417	$ 3,902	$ 3,675	$ 2,465	$ 1,921	$ 1,033	$ 2,421	$ —
Reservable criticized	291	9	96	67	52	23	44	—
Total Commercial Lease Financing	$ 15,708	$ 3,911	$ 3,771	$ 2,532	$ 1,973	$ 1,056	$ 2,465	$ —
Gross charge-offs for the year ended December 31, 2024	$ 2	$ —	$ —	$ —	$ 2	$ —	$ —	$ —
U.S. Small Business Commercial [2]								
Risk ratings								
Pass rated	$ 9,806	$ 1,926	$ 1,887	$ 1,650	$ 1,302	$ 604	$ 1,992	$ 445
Reservable criticized	443	8	83	104	115	25	105	3
Total U.S. Small Business Commercial	$ 10,249	$ 1,934	$ 1,970	$ 1,754	$ 1,417	$ 629	$ 2,097	$ 448
Gross charge-offs for the year ended December 31, 2024	$ 30	$ —	$ 1	$ 2	$ 1	$ 6	$ 7	$ 13
Total	$ 616,195	$ 88,193	$ 59,588	$ 65,708	$ 48,140	$ 17,032	$ 64,299	$ 273,235
Gross charge-offs for the year ended December 31, 2024	$ 1,446	$ 3	$ 164	$ 161	$ 121	$ 72	$ 733	$ 192

[1] Excludes $4.0 billion of loans accounted for under the fair value option at December 31, 2024.
[2] Excludes U.S. Small Business Card loans of $10.6 billion. Refreshed FICO scores for this portfolio are $699 million for less than 620; $1.2 billion for greater than or equal to 620 and less than 680; $3.0 billion for greater than or equal to 680 and less than 740; and $5.8 billion greater than or equal to 740. Excludes U.S. Small Business Card loans gross charge-offs of $489 million.

The following tables present certain credit quality indicators for the Corporation's Consumer Real Estate, Credit Card and Other Consumer, and Commercial portfolio segments by year of origination, except for revolving loans and revolving loans that were modified into term loans, which are shown on an aggregate basis at December 31, 2023.

Residential Mortgage – Credit Quality Indicators By Vintage

		Term Loans by Origination Year					
(Dollars in millions)	Total as of December 31, 2023	2023	2022	2021	2020	2019	Prior
Residential Mortgage							
Refreshed LTV							
Less than or equal to 90 percent	$ 214,661	$ 15,224	$ 38,225	$ 76,229	$ 35,072	$ 17,432	$ 32,479
Greater than 90 percent but less than or equal to 100 percent	1,994	698	911	286	53	25	21
Greater than 100 percent	785	264	342	100	31	14	34
Fully-insured loans	10,963	540	350	3,415	2,834	847	2,977
Total Residential Mortgage	$ 228,403	$ 16,726	$ 39,828	$ 80,030	$ 37,990	$ 18,318	$ 35,511
Residential Mortgage							
Refreshed FICO score							
Less than 620	$ 2,335	$ 115	$ 471	$ 589	$ 402	$ 136	$ 622
Greater than or equal to 620 and less than 680	4,671	359	919	1,235	777	296	1,085
Greater than or equal to 680 and less than 740	23,357	1,934	4,652	6,988	3,742	1,836	4,205
Greater than or equal to 740	187,077	13,778	33,436	67,803	30,235	15,203	26,622
Fully-insured loans	10,963	540	350	3,415	2,834	847	2,977
Total Residential Mortgage	$ 228,403	$ 16,726	$ 39,828	$ 80,030	$ 37,990	$ 18,318	$ 35,511
Gross charge-offs for the year ended December 31, 2023	$ 67	$ —	$ 7	$ 12	$ 6	$ 2	$ 40

Home Equity - Credit Quality Indicators

	Total	Home Equity Loans and Reverse Mortgages [1]	Revolving Loans	Revolving Loans Converted to Term Loans
(Dollars in millions)		December 31, 2023		
Home Equity				
Refreshed LTV				
Less than or equal to 90 percent	$ 25,378	$ 1,051	$ 20,380	$ 3,947
Greater than 90 percent but less than or equal to 100 percent	61	17	35	9
Greater than 100 percent	88	35	36	17
Total Home Equity	$ 25,527	$ 1,103	$ 20,451	$ 3,973
Home Equity				
Refreshed FICO score				
Less than 620	$ 654	$ 123	$ 253	$ 278
Greater than or equal to 620 and less than 680	1,107	118	589	400
Greater than or equal to 680 and less than 740	4,340	240	3,156	944
Greater than or equal to 740	19,426	622	16,453	2,351
Total Home Equity	$ 25,527	$ 1,103	$ 20,451	$ 3,973
Gross charge-offs for the year ended December 31, 2023	$ 36	$ 4	$ 21	$ 11

[1] Includes reverse mortgages of $763 million and home equity loans of $340 million, which are no longer originated.

Credit Card and Direct/Indirect Consumer – Credit Quality Indicators By Vintage

| | | | Direct/Indirect | | | | | | | Credit Card | | |
| | | | | Term Loans by Origination Year | | | | | | | | Revolving Loans Converted to Term Loans [1] |
(Dollars in millions)	Total Direct/ Indirect as of December 31, 2023	Revolving Loans	2023	2022	2021	2020	2019	Prior	Total Credit Card as of December 31, 2023	Revolving Loans	
Refreshed FICO score											
Less than 620	$ 1,246	$ 11	$ 292	$ 428	$ 336	$ 85	$ 55	$ 39	$ 5,338	$ 5,030	$ 308
Greater than or equal to 620 and less than 680	2,506	11	937	799	501	121	73	64	11,623	11,345	278
Greater than or equal to 680 and less than 740	8,629	48	3,451	2,582	1,641	462	244	201	34,777	34,538	239
Greater than or equal to 740	41,656	74	16,761	11,802	7,643	2,707	1,417	1,252	50,462	50,410	52
Other internal credit metrics [2, 3]	49,431	48,764	106	183	110	53	57	158	—	—	—
Total credit card and other consumer	$ 103,468	$ 48,908	$ 21,547	$ 15,794	$ 10,231	$ 3,428	$ 1,846	$ 1,714	$ 102,200	$101,323	$ 877
Gross charge-offs for the year ended December 31, 2023	$ 233	$ 5	$ 32	$ 95	$ 53	$ 15	$ 10	$ 23	$ 3,133	$ 3,013	$ 120

[1] Represents loans that were modified into term loans.
[2] Other internal credit metrics may include delinquency status, geography or other factors.
[3] Direct/indirect consumer includes $48.8 billion of securities-based lending, which is typically supported by highly liquid collateral with market value greater than or equal to the outstanding loan balance and therefore has minimal credit risk at December 31, 2023.

Commercial – Credit Quality Indicators By Vintage [1]

| | | Term Loans | | | | | | Revolving Loans |
| | | Amortized Cost Basis by Origination Year | | | | | | |
(Dollars in millions)	Total as of December 31, 2023	2023	2022	2021	2020	2019	Prior	
U.S. Commercial								
Risk ratings								
Pass rated	$ 347,563	$ 41,842	$ 43,290	$ 27,738	$ 13,495	$ 11,772	$ 29,923	$ 179,503
Reservable criticized	11,368	278	1,316	708	363	537	1,342	6,824
Total U.S. Commercial	$ 358,931	$ 42,120	$ 44,606	$ 28,446	$ 13,858	$ 12,309	$ 31,265	$ 186,327
Gross charge-offs for the year ended December 31, 2023	$ 191	$ 5	$ 38	$ 29	$ 4	$ 2	$ 27	$ 86
Non-U.S. Commercial								
Risk ratings								
Pass rated	$ 122,931	$ 17,053	$ 15,810	$ 15,256	$ 2,405	$ 2,950	$ 5,485	$ 63,972
Reservable criticized	1,650	50	184	294	90	158	74	800
Total Non-U.S. Commercial	$ 124,581	$ 17,103	$ 15,994	$ 15,550	$ 2,495	$ 3,108	$ 5,559	$ 64,772
Gross charge-offs for the year ended December 31, 2023	$ 37	$ —	$ —	$ 8	$ 7	$ 1	$ —	$ 21
Commercial Real Estate								
Risk ratings								
Pass rated	$ 64,150	$ 4,877	$ 16,147	$ 11,810	$ 4,026	$ 7,286	$ 10,127	$ 9,877
Reservable criticized	8,728	134	749	1,728	782	2,132	2,794	409
Total Commercial Real Estate	$ 72,878	$ 5,011	$ 16,896	$ 13,538	$ 4,808	$ 9,418	$ 12,921	$ 10,286
Gross charge-offs for the year ended December 31, 2023	$ 254	$ 2	$ —	$ 4	$ —	$ 59	$ 189	$ —
Commercial Lease Financing								
Risk ratings								
Pass rated	$ 14,688	$ 4,188	$ 3,077	$ 2,373	$ 1,349	$ 1,174	$ 2,527	$ —
Reservable criticized	166	9	22	46	16	32	41	—
Total Commercial Lease Financing	$ 14,854	$ 4,197	$ 3,099	$ 2,419	$ 1,365	$ 1,206	$ 2,568	$ —
Gross charge-offs for the year ended December 31, 2023	$ 2	$ —	$ —	$ 1	$ 1	$ —	$ —	$ —
U.S. Small Business Commercial [2]								
Risk ratings								
Pass rated	$ 9,031	$ 1,886	$ 1,830	$ 1,550	$ 836	$ 721	$ 1,780	$ 428
Reservable criticized	384	6	64	95	40	63	113	3
Total U.S. Small Business Commercial	$ 9,415	$ 1,892	$ 1,894	$ 1,645	$ 876	$ 784	$ 1,893	$ 431
Gross charge-offs for the year ended December 31, 2023	$ 43	$ 1	$ 2	$ 2	$ 19	$ 3	$ 4	$ 12
Total	$ 580,659	$ 70,323	$ 82,489	$ 61,598	$ 23,402	$ 26,825	$ 54,206	$ 261,816
Gross charge-offs for the year ended December 31, 2023	$ 527	$ 8	$ 40	$ 44	$ 31	$ 65	$ 220	$ 119

[1] Excludes $3.3 billion of loans accounted for under the fair value option at December 31, 2023.
[2] Excludes U.S. Small Business Card loans of $9.8 billion. Refreshed FICO scores for this portfolio are $530 million for less than 620; $1.1 billion for greater than or equal to 620 and less than 680; $2.7 billion for greater than or equal to 680 and less than 740; and $5.5 billion greater than or equal to 740. Excludes U.S. Small Business Card loans gross charge-offs of $317 million.

During 2024, commercial reservable criticized utilized exposure increased to $26.5 billion at December 31, 2024 from $23.3 billion (to 4.01 percent from 3.74 percent of total commercial reservable utilized exposure) at December 31, 2023, primarily driven by commercial real estate and U.S. commercial.

Loan Modifications to Borrowers in Financial Difficulty

As part of its credit risk management, the Corporation may modify a loan agreement with a borrower experiencing financial difficulties through a refinancing or restructuring of the borrower's loan agreement (modification programs).

Consumer Real Estate

The following modification programs are offered for consumer real estate loans to borrowers experiencing financial difficulties, in addition to borrowers affected by natural disasters.

Forbearance and Other Payment Plans: Forbearance plans generally consist of the Corporation suspending the borrower's payments for a defined period, with those payments then due over a defined period of time or at the conclusion of the forbearance period. The aging status of a loan is generally frozen when it enters into a forbearance plan. If a borrower is unable to fulfill their obligations under the forbearance plans, they may be offered a trial offer or permanent modification.

Trial Offer and Permanent Modifications: Trial offer for modification plans generally consist of the Corporation offering a borrower modified loan terms that reduce their contractual payments temporarily over a three-to-four-month trial period. If the customer successfully makes the modified payments during the trial period and formally accepts the modified terms, the modified loan terms become permanent. Some borrowers may enter into permanent modifications without a trial period. In a permanent modification, the borrower's payment terms are typically modified in more than one manner, but generally include a term extension and an interest rate reduction. At times, the permanent modification may also include principal forgiveness and/or a deferral of past due principal and interest amounts to the end of the loan term. The combinations utilized are based on modifying the terms that give the borrower an improved ability to meet the contractual obligations. The term extensions granted for residential mortgage and home equity permanent modifications vary widely and can be up to 30 years, but most are in the range of 1 to 20 years. Principal forgiveness and payment deferrals were insignificant during 2024 and 2023.

The table below provides the ending amortized cost of the Corporation's modified consumer real estate loans at December 31, 2024 and 2023.

Consumer Real Estate - Modifications to Borrowers in Financial Difficulty

(Dollars in millions)	Forbearance and Other Payment Plans		Permanent Modification		Total		As a % of Financing Receivables
	Year Ended December 31, 2024						
Residential Loans	$	46	$	186	$	232	0.10 %
Home Equity		1		31		32	0.12 %
Total	$	47	$	217	$	264	0.10 %
	Year Ended December 31, 2023						
Residential Loans	$	429	$	154	$	583	0.26 %
Home Equity		57		31		88	0.34
Total	$	486	$	185	$	671	0.26

The table below presents the financial effect of modified consumer real estate loans.

Financial Effect of Modified Consumer Real Estate Loans

	Year Ended December 31	
	2024	2023
Forbearance and Other Payment Plans		
Weighted-average duration		
Residential Mortgage	7 months	8 months
Home Equity	n/a	9 months
Permanent Modifications		
Weighted-average Term Extension		
Residential Mortgage	9.6 years	9.9 years
Home Equity	17.7 years	17.7 years
Weighted-average Interest Rate Reduction		
Residential Mortgage	1.25 %	1.41 %
Home Equity	2.61 %	2.74 %

n/a = not applicable

For consumer real estate borrowers in financial difficulty that received a forbearance, trial or permanent modification, there were no commitments to lend additional funds at December 31, 2024 and 2023.

The Corporation tracks the performance of modified loans to assess effectiveness of modification programs. During 2024 and 2023, defaults of residential and home equity loans that had been modified within 12 months were $128 million and $287 million. The table below provides aging information as of December 31, 2024 and 2023 for consumer real estate loans that were modified over the last 12 months.

Consumer Real Estate - Payment Status of Modifications to Borrowers in Financial Difficulty

(Dollars in millions)	Current		30–89 Days Past Due		90+ Days Past Due		Total	
					December 31, 2024			
Residential mortgage	$	123	$	54	$	55	$	232
Home equity		28		2		2		32
Total	$	151	$	56	$	57	$	264
					December 31, 2023			
Residential mortgage	$	334	$	101	$	148	$	583
Home equity		58		5		25		88
Total	$	392	$	106	$	173	$	671

Consumer real estate foreclosed properties totaled $60 million and $83 million at December 31, 2024 and 2023. The carrying value of consumer real estate loans, including fully-insured loans, for which formal foreclosure proceedings were in process at December 31, 2024 and 2023, was $464 million and $633 million. During 2024 and 2023, the Corporation reclassified $89 million and $106 million of consumer real estate loans to foreclosed properties or, for properties acquired upon foreclosure of certain government-guaranteed loans (principally FHA-insured loans), to other assets. The reclassifications represent non-cash investing activities and, accordingly, are not reflected in the Consolidated Statement of Cash Flows.

Credit Card and Other Consumer

Credit card and other consumer loans are primarily modified by placing the customer on a fixed payment plan with a significantly reduced fixed interest rate, with terms ranging from 6 months to 72 months, most of which had a 60-month term at December 31, 2024. In certain circumstances, the Corporation will forgive a portion of the outstanding balance if the borrower makes payments up to a set amount. The Corporation makes modifications directly with borrowers for loans held by the Corporation (internal programs) as well as through third-party renegotiation agencies that provide solutions to customers' entire unsecured debt structures (external programs). The December 31, 2024 amortized cost of credit card and other consumer loans that were modified through these programs during 2024 was $650 million compared to $598 million in 2023. These modifications represented 0.31 percent of outstanding credit card and other consumer loans for 2024 compared to 0.29 percent for 2023. During 2024, the financial effect of modifications resulted in a weighted-average interest rate reduction of 18.89 percent compared to 19.02 percent in 2023, and principal forgiveness of $113 million compared to $61 million in 2023.

The Corporation tracks the performance of modified loans to assess effectiveness of modification programs. During 2024 and 2023, defaults of credit card and other consumer loans that had been modified within 12 months were insignificant. At December 31, 2024, modified credit card and other consumer loans to borrowers experiencing financial difficulty over the last 12 months totaled $650 million, of which $546 million were current, $58 million were 30-89 days past due, and $46 million were greater than 90 days past due. At December 31, 2023, modified credit card and other consumer loans to borrowers experiencing financial difficulty totaled $598 million, of which $491 million were current, $59 million were 30-89 days past due, and $48 million were greater than 90 days past due.

Commercial Loans

Modifications of loans to commercial borrowers experiencing financial difficulty are designed to reduce the Corporation's loss exposure while providing borrowers with an opportunity to work through financial difficulties, often to avoid foreclosure or bankruptcy. Each modification is unique, reflects the borrower's individual circumstances and is designed to benefit the borrower while mitigating the Corporation's risk exposure. Commercial modifications are primarily term extensions and payment forbearances. Payment forbearances involve the Corporation forbearing its contractual right to collect certain payments or payment in full (maturity forbearance) for a defined period of time. Reductions in interest rates and principal forgiveness occur infrequently for commercial borrowers. Principal forgiveness may occur in connection with foreclosure, short sales or other settlement agreements, leading to termination or sale of the loan. The following table provides the ending amortized cost of commercial loans modified during 2024 and 2023.

Commercial Loans - Modifications to Borrowers in Financial Difficulty

(Dollars in millions)	Term Extension		Forbearances		Interest Rate Reduction		Total		As a % of Financing Receivables
	Year Ended December 31, 2024								
U.S. commercial	$	1,266	$	262	$	—	$	1,528	0.39 %
Non-U.S. commercial		27		—		—		27	0.02
Commercial real estate		1,849		444		100		2,393	3.64
Total	$	3,142	$	706	$	100	$	3,948	0.67
	Year Ended December 31, 2023								
U.S. commercial	$	1,016	$	30	$	—	$	1,046	0.29 %
Non-U.S. commercial		136		—		24		160	0.13
Commercial real estate		1,656		416		—		2,072	2.84
Total	$	2,808	$	446	$	24	$	3,278	0.59

Term extensions granted increased the weighted-average life of the impacted loans by 1.7 years during 2024 compared to 1.6 years in 2023. The weighted-average duration of loan payments deferred under the Corporation's commercial loan forbearance program was 9 months during 2024 and 2023. The deferral period for loan payments can vary, but are mostly in the range of 8 months to 24 months. Modifications of loans to troubled borrowers for Commercial Lease Financing and U.S. Small Business Commercial were not significant during 2024.

The Corporation tracks the performance of modified loans to assess effectiveness of modification programs. In 2024 and 2023, defaults of commercial loans that had been modified within 12 months were $102 million and $159 million. The table below provides aging information as of December 31, 2024 and 2023 for commercial loans that were modified over the last 12 months.

Commercial - Payment Status of Modified Loans to Borrowers in Financial Difficulty

(Dollars in millions)	Current		30–89 Days Past Due		90+ Days Past Due		Total	
	December 31, 2024							
U.S. Commercial	$	1,346	$	70	$	112	$	1,528
Non-U.S. Commercial		27		—		—		27
Commercial Real Estate		2,100		90		203		2,393
Total	$	3,473	$	160	$	315	$	3,948
	December 31, 2023							
U.S. Commercial	$	1,015	$	3	$	28	$	1,046
Non-U.S. Commercial		157		3		—		160
Commercial Real Estate		1,608		122		342		2,072
Total	$	2,780	$	128	$	370	$	3,278

For 2024 and 2023, the Corporation had commitments to lend $1.3 billion and $1.2 billion to commercial borrowers experiencing financial difficulty whose loans were modified during the period.

Prior-period Troubled Debt Restructuring Disclosures

Prior to adopting the new accounting standard on loan modifications, the Corporation accounted for modifications of loans to borrowers experiencing financial difficulty as TDRs, when the modification resulted in a concession. The following discussion reflects loans that were considered TDRs prior to January 1, 2023.

Consumer Real Estate

The following table presents the December 31, 2022 unpaid principal balance, carrying value, and average pre- and post-modification interest rates of consumer real estate loans that were modified in TDRs during 2022. The following Consumer Real Estate portfolio segment tables include loans that were initially classified as TDRs during the period and also loans that had previously been classified as TDRs and were modified again during the period. Binding trial modifications are classified as TDRs when the trial offer is made and continue to be classified as TDRs regardless of whether the borrower enters into a permanent modification.

At December 31, 2022, remaining commitments to lend additional funds to debtors whose terms have been modified in a consumer real estate TDR were not significant.

Consumer Real Estate – TDRs Entered into During 2022

(Dollars in millions)	Unpaid Principal Balance		Carrying Value		Pre-Modification Interest Rate	Post-Modification Interest Rate [1]
				December 31, 2022		
Residential mortgage	$	1,144	$	1,015	3.52 %	3.40 %
Home equity		238		191	4.61	4.65
Total	$	1,382	$	1,206	3.71	3.62

[1] The post-modification interest rate reflects the interest rate applicable only to permanently completed modifications, which exclude loans that are in a trial modification period.

The table below presents the December 31, 2022 carrying value for consumer real estate loans that were modified in a TDR during 2022, by type of modification.

Consumer Real Estate – Modification Programs

(Dollars in millions)	TDRs Entered into During	
	2022	
Modifications under government programs	$	2
Modifications under proprietary programs		1,100
Loans discharged in Chapter 7 bankruptcy [1]		14
Trial modifications		90
Total modifications	$	1,206

[1] Includes loans discharged in Chapter 7 bankruptcy with no change in repayment terms that are classified as TDRs.

The table below presents the carrying value of consumer real estate loans that entered into payment default during 2022 that were modified in a TDR during the 12 months preceding payment default. A payment default for consumer real estate TDRs is recognized when a borrower has missed three monthly payments (not necessarily consecutively) since modification.

Consumer Real Estate – TDRs Entering Payment Default that were Modified During the Preceding 12 Months

(Dollars in millions)	2022	
Modifications under proprietary programs	$	189
Loans discharged in Chapter 7 bankruptcy [1]		2
Trial modifications [2]		25
Total modifications	$	216

[1] Includes loans discharged in Chapter 7 bankruptcy with no change in repayment terms that are classified as TDRs.
[2] Includes trial modification offers to which the customer did not respond.

Credit Card and Other Consumer

The table below provides information on the Corporation's Credit Card and Other Consumer TDR portfolio including December 31, 2022 unpaid principal balance, carrying value, and average pre- and post-modification interest rates of loans that were modified in TDRs during 2022.

Credit Card and Other Consumer – TDRs Entered into During 2022

(Dollars in millions)	Unpaid Principal Balance		Carrying Value [1]		Pre-Modification Interest Rate	Post-Modification Interest Rate
				December 31, 2022		
Credit card	$	284	$	293	22.34 %	3.89 %
Direct/Indirect consumer		6		5	5.51	5.50
Total	$	290	$	298	22.06	3.92

[1] Includes accrued interest and fees.

The table below presents the December 31, 2022 carrying value for Credit Card and Other Consumer loans that were modified in a TDR during 2022 by program type.

Credit Card and Other Consumer – TDRs by Program Type [1]

(Dollars in millions)	2022	
Internal programs	$	251
External programs		44
Other		3
Total	$	298

[1] Includes accrued interest and fees.

Credit card and other consumer loans are deemed to be in payment default during the quarter in which a borrower misses the second of two consecutive payments. Payment defaults are one of the factors considered when projecting future cash flows in the calculation of the allowance for loan and lease losses for credit card and other consumer.

Commercial Loans

During 2022, the carrying value of the Corporation's commercial loans that were modified as TDRs was $1.9 billion. At December 31, 2022, the Corporation had commitments to lend $358 million to commercial borrowers whose loans were classified as TDRs. The balance of commercial TDRs in payment default was $105 million at December 31, 2022.

Loans Held-for-sale

The Corporation had LHFS of $9.5 billion and $6.0 billion at December 31, 2024 and 2023. Cash and non-cash proceeds from sales and paydowns of loans originally classified as LHFS were $32.3 billion, $16.3 billion and $32.0 billion for 2024, 2023 and 2022. Cash used for originations and purchases of LHFS totaled $36.2 billion, $15.6 billion and $24.9 billion for 2024, 2023 and 2022. Also included were non-cash net transfers into LHFS of $0, $632 million and $1.9 billion during 2024, 2023 and 2022.

Accrued Interest Receivable

Accrued interest receivable for loans and leases and loans held-for-sale was $4.3 billion and $4.5 billion at December 31, 2024 and 2023 and is reported in customer and other receivables on the Consolidated Balance Sheet.

Outstanding credit card loan balances include unpaid principal, interest and fees. Credit card loans are not classified as nonperforming but are charged off no later than the end of the month in which the account becomes 180 days past due, within 60 days after receipt of notification of death or bankruptcy, or upon confirmation of fraud. During 2024, the Corporation reversed $856 million of interest and fee income against the income statement line item in which it was originally recorded upon charge-off of the principal balance of the loan compared to $584 million in 2023.

For the outstanding residential mortgage, home equity, direct/indirect consumer and commercial loan balances classified as nonperforming during 2024 and 2023, interest and fee income reversed at the time the loans were classified as nonperforming was not significant. For more information on the Corporation's nonperforming loan policies, see *Note 1 – Summary of Significant Accounting Principles.*

Allowance for Credit Losses

The allowance for credit losses is estimated using quantitative and qualitative methods that consider a variety of factors, such as historical loss experience, the current credit quality of the portfolio and an economic outlook over the life of the loan. Qualitative reserves cover losses that are expected but, in the Corporation's assessment, may not adequately be reflected in the quantitative methods or the economic assumptions. The Corporation incorporates forward-looking information through the use of several macroeconomic scenarios in determining the weighted economic outlook over the forecasted life of the assets. These scenarios include key macroeconomic variables such as gross domestic product, unemployment rate, real estate prices and corporate bond spreads. The scenarios that are chosen each quarter and the weighting given to each scenario depend on a variety of factors including recent economic events, leading economic indicators, internal and third-party economist views, and industry trends. For more information on the Corporation's credit loss accounting policies including the allowance for credit losses, see *Note 1 – Summary of Significant Accounting Principles*.

The December 31, 2024 estimate for allowance for credit losses was based on various economic scenarios, including a baseline scenario derived from consensus estimates, an adverse scenario reflecting an extended moderate recession, a downside scenario reflecting continued inflation and interest rates with minimal rate cuts, a tail risk scenario similar to the severely adverse scenario used in stress testing and an upside scenario that considers the potential for improvement above the baseline scenario. The overall weighted economic outlook of the above scenarios has improved compared to the weighted economic outlook estimated as of December 31, 2023. The weighted economic outlook assumes that the U.S. average unemployment rate will be just below five percent in the fourth quarter of 2025 and will remain near this level through the fourth quarter of 2026. The weighted economic outlook assumes steady growth with U.S. real gross domestic product forecasted to grow at 1.4 percent and 1.8 percent year-over-year in the fourth quarters of 2025 and 2026.

The allowance for credit losses decreased $215 million from December 31, 2023 to $14.3 billion at December 31, 2024. The change in the allowance for credit losses was comprised of a net decrease of $102 million in the allowance for loan and lease losses and a decrease of $113 million in the reserve for unfunded lending commitments. The decline in the allowance for credit losses was attributed to decreases in the commercial portfolio of $240 million and the consumer real estate portfolio of $118 million, partially offset by an increase in the credit card and other consumer portfolios of $143 million. The provision for credit losses increased $1.4 billion to $5.8 billion in 2024 compared to $4.4 billion in 2023 and $2.5 billion in 2022. The increase in provision for credit losses in 2024 was primarily driven by credit card as well as small business loan growth, and asset quality deterioration in the commercial real estate office and credit card portfolios. The increase in provision for credit losses in 2023 was driven by the Corporation's consumer portfolio primarily due to credit card loan growth and asset quality deterioration, partially offset by improved macroeconomic conditions that primarily benefited the Corporation's commercial portfolio.

Outstanding loans and leases excluding loans accounted for under the fair value option increased $41.4 billion in 2024 primarily driven by commercial, which increased $36.4 billion due to broad-based growth.

The changes in the allowance for credit losses, including net charge-offs and provision for loan and lease losses, are detailed in the following table.

(Dollars in millions)	Consumer Real Estate	Credit Card and Other Consumer	Commercial	Total
		2024		
Allowance for loan and lease losses, January 1	$ 386	$ 8,134	$ 4,822	$ 13,342
Loans and leases charged off	(42)	(5,077)	(1,935)	(7,054)
Recoveries of loans and leases previously charged off	83	798	142	1,023
Net charge-offs	41	(4,279)	(1,793)	(6,031)
Provision for loan and lease losses	(135)	4,421	1,649	5,935
Other	1	1	(8)	(6)
Allowance for loan and lease losses, December 31	293	8,277	4,670	13,240
Reserve for unfunded lending commitments, January 1	82	—	1,127	1,209
Provision for unfunded lending commitments	(26)	—	(88)	(114)
Other	1	—	—	1
Reserve for unfunded lending commitments, December 31	57	—	1,039	1,096
Allowance for credit losses, December 31	$ 350	$ 8,277	$ 5,709	$ 14,336
		2023		
Allowance for loan and lease losses, December 31	$ 420	$ 6,817	$ 5,445	$ 12,682
January 1, 2023 adoption of credit loss standard	(67)	(109)	(67)	(243)
Allowance for loan and lease losses, January 1	353	6,708	5,378	12,439
Loans and leases charged off	(103)	(3,870)	(844)	(4,817)
Recoveries of loans and leases previously charged off	146	737	135	1,018
Net charge-offs	43	(3,133)	(709)	(3,799)
Provision for loan and lease losses	(19)	4,558	186	4,725
Other	9	1	(33)	(23)
Allowance for loan and lease losses, December 31	386	8,134	4,822	13,342
Reserve for unfunded lending commitments, January 1	94	—	1,446	1,540
Provision for unfunded lending commitments	(12)	—	(319)	(331)
Reserve for unfunded lending commitments, December 31	82	—	1,127	1,209
Allowance for credit losses, December 31	$ 468	$ 8,134	$ 5,949	$ 14,551
		2022		
Allowance for loan and lease losses, January 1	$ 557	$ 6,476	$ 5,354	$ 12,387
Loans and leases charged off	(206)	(2,755)	(478)	(3,439)
Recoveries of loans and leases previously charged off	224	882	161	1,267
Net charge-offs	18	(1,873)	(317)	(2,172)
Provision for loan and lease losses	(164)	2,215	409	2,460
Other	9	(1)	(1)	7
Allowance for loan and lease losses, December 31	420	6,817	5,445	12,682
Reserve for unfunded lending commitments, January 1	96	—	1,360	1,456
Provision for unfunded lending commitments	(3)	—	86	83
Other	1	—	—	1
Reserve for unfunded lending commitments, December 31	94	—	1,446	1,540
Allowance for credit losses, December 31	$ 514	$ 6,817	$ 6,891	$ 14,222

NOTE 6 Securitizations and Other Variable Interest Entities

The Corporation utilizes VIEs in the ordinary course of business to support its own and its customers' financing and investing needs. The Corporation routinely securitizes loans and debt securities using VIEs as a source of funding for the Corporation and as a means of transferring the economic risk of the loans or debt securities to third parties. The assets are transferred into a trust or other securitization vehicle such that the assets are legally isolated from the creditors of the Corporation and are not available to satisfy its obligations. These assets can only be used to settle obligations of the trust or other securitization vehicle. The Corporation also administers, structures or invests in other VIEs including CDOs, investment vehicles and other entities. For more information on the Corporation's use of VIEs, see *Note 1 – Summary of Significant Accounting Principles.*

The tables in this Note present the assets and liabilities of consolidated and unconsolidated VIEs at December 31, 2024 and 2023 in situations where the Corporation has a loan or security interest and involvement with transferred assets or if the Corporation otherwise has an additional interest in the VIE. The tables also present the Corporation's maximum loss exposure at December 31, 2024 and 2023 resulting from its involvement with consolidated VIEs and unconsolidated VIEs. The Corporation's maximum loss exposure is based on the unlikely event that all of the assets in the VIEs become worthless and incorporates not only potential losses associated with assets recorded on the Consolidated Balance Sheet but also potential losses associated with off-balance sheet commitments, such as unfunded liquidity commitments and other contractual arrangements. The Corporation's maximum loss exposure does not include losses previously recognized through write-downs of assets.

The Corporation invests in ABS, CLOs and other similar investments issued by third-party VIEs with which it has no other form of involvement other than a loan or debt security issued by the VIE. In addition, the Corporation also enters into certain commercial lending arrangements that may utilize VIEs for activities secondary to the lending arrangement, for example to hold collateral. The Corporation's maximum loss exposure to these VIEs is the investment balances. These securities and loans are included in *Note 4 – Securities* or *Note 5 – Outstanding Loans and Leases and Allowance for Credit Losses* and are not included in the following tables.

The Corporation did not provide financial support to consolidated or unconsolidated VIEs during 2024, 2023 and

2022 that it was not previously contractually required to provide, nor does it intend to do so.

The Corporation had liquidity commitments, including written put options and collateral value guarantees, with certain unconsolidated VIEs of $1.0 billion and $989 million at December 31, 2024 and 2023.

First-lien Mortgage Securitizations

As part of its mortgage banking activities, the Corporation securitizes a portion of the first-lien residential mortgage loans it originates or purchases from third parties, generally in the form of residential mortgage-backed securities guaranteed by government-sponsored enterprises, FNMA and FHLMC (collectively the GSEs), or the Government National Mortgage Association (GNMA) primarily in the case of FHA-insured and U.S. Department of Veterans Affairs (VA)-guaranteed mortgage loans. Securitization usually occurs in conjunction with or shortly after origination or purchase, and the Corporation may also securitize loans held in its residential mortgage portfolio. In addition, the Corporation may, from time to time, securitize commercial mortgages it originates or purchases from other entities. The Corporation typically services the loans it securitizes. Further, the Corporation may retain beneficial interests in the securitization trusts including senior and subordinate securities and equity tranches issued by the trusts. Except as described in *Note 12 – Commitments and Contingencies*, the Corporation does not provide guarantees or recourse to the securitization trusts other than standard representations and warranties.

The table below summarizes select information related to first-lien mortgage securitizations for 2024, 2023 and 2022.

First-lien Mortgage Securitizations

(Dollars in millions)	Residential Mortgage - Agency			Commercial Mortgage		
	2024	2023	2022	**2024**	2023	2022
Proceeds from loan sales [1]	$ **4,459**	$ 4,513	$ 8,084	$ **13,392**	$ 2,132	$ 5,853
Gains (losses) on securitizations [2]	**(6)**	(15)	8	**164**	44	46
Repurchases from securitization trusts [3]	**36**	33	53	**—**	—	—

[1] The Corporation transfers residential mortgage loans to securitizations sponsored primarily by the GSEs or GNMA in the normal course of business and primarily receives residential mortgage-backed securities in exchange. Substantially all of these securities are classified as Level 2 within the fair value hierarchy and are typically sold shortly after receipt.
[2] A majority of the first-lien residential mortgage loans securitized are initially classified as LHFS and accounted for under the fair value option. Gains recognized on these LHFS prior to securitization, which totaled $33 million, $49 million and $41 million, net of hedges, during 2024, 2023 and 2022, respectively, are not included in the table above.
[3] The Corporation may have the option to repurchase delinquent loans out of securitization trusts, which reduces the amount of servicing advances it is required to make. The Corporation may also repurchase loans from securitization trusts to perform modifications. Repurchased loans include FHA-insured mortgages collateralizing GNMA securities.

The Corporation recognizes consumer MSRs from the sale or securitization of consumer real estate loans. The unpaid principal balance of loans serviced for investors, including residential mortgage and home equity loans, totaled $84.1 billion and $92.7 billion at December 31, 2024 and 2023. Servicing fee and ancillary fee income on serviced loans was $231 million, $248 million and $274 million during 2024, 2023 and 2022, respectively. Servicing advances on serviced loans, including loans serviced for others and loans held for investment, were $1.0 billion and $1.3 billion at December 31, 2024 and 2023. For more information on MSRs, see *Note 20 – Fair Value Measurements*.

Home Equity Loans

The Corporation retains interests, primarily senior securities, in home equity securitization trusts to which it transferred home equity loans. In addition, the Corporation may be obligated to provide subordinate funding to the trusts during a rapid amortization event. This obligation is included in the maximum loss exposure in the preceding table. The charges that will ultimately be recorded as a result of the rapid amortization events depend on the undrawn portion of the home equity lines of credit, performance of the loans, the amount of subsequent draws and the timing of related cash flows.

Mortgage and Home Equity Securitizations

During 2024, 2023 and 2022, the Corporation deconsolidated agency residential mortgage securitization trusts with total assets of $1.1 billion, $685 million and $784 million.

The following table summarizes select information related to mortgage and home equity securitization trusts in which the Corporation held a variable interest and had continuing involvement at December 31, 2024 and 2023.

Mortgage and Home Equity Securitizations

	Residential Mortgage									
			Non-agency							
	Agency		Prime and Alt-A		Subprime		Home Equity [1]		Commercial Mortgage	
	December 31									
(Dollars in millions)	**2024**	2023	**2024**	2023	**2024**	2023	**2024**	2023	**2024**	2023
Unconsolidated VIEs										
Maximum loss exposure [2]	**$ 7,353**	$ 8,190	**$ 84**	$ 92	**$ 301**	$ 657	**$ —**	$ —	**$ 1,640**	$ 1,558
On-balance sheet assets										
Senior securities:										
Trading account assets	**$ 126**	$ 235	**$ 10**	$ 13	**$ 12**	$ 20	**$ —**	$ —	**$ 328**	$ 70
Debt securities carried at fair value	**2,222**	2,541	**—**	—	**416**	341	**—**	—	**—**	—
Held-to-maturity securities	**5,005**	5,414	**—**	—	**—**	—	**—**	—	**1,172**	1,287
All other assets	**—**	—	**3**	4	**23**	23	**—**	—	**41**	79
Total retained positions	**$ 7,353**	$ 8,190	**$ 13**	$ 17	**$ 451**	$ 384	**$ —**	$ —	**$ 1,541**	$ 1,436
Principal balance outstanding [3]	**$ 69,018**	$ 76,134	**$ 12,590**	$ 13,963	**$ 4,180**	$ 4,508	**$ 187**	$ 252	**$ 90,222**	$ 80,078
Consolidated VIEs										
Maximum loss exposure [2]	**$ 1,132**	$ 1,164	**$ —**	$ —	**$ —**	$ —	**$ 10**	$ 12	**$ —**	$ —
On-balance sheet assets										
Trading account assets	**$ 1,132**	$ 1,171	**$ —**	$ —	**$ —**	$ —	**$ —**	$ —	**$ —**	$ —
Loans and leases	**—**	—	**—**	—	**—**	—	**22**	31	**—**	—
Allowance for loan and lease losses	**—**	—	**—**	—	**—**	—	**6**	7	**—**	—
All other assets	**—**	—	**—**	—	**—**	—	**1**	1	**—**	—
Total assets	**$ 1,132**	$ 1,171	**$ —**	$ —	**$ —**	$ —	**$ 29**	$ 39	**$ —**	$ —
Total liabilities	**$ —**	$ 7	**$ —**	$ —	**$ —**	$ —	**$ 19**	**$ 27**	**$ —**	$ —

(1) For unconsolidated home equity loan VIEs, the maximum loss exposure includes outstanding trust certificates issued by trusts in rapid amortization, net of recorded reserves. For both consolidated and unconsolidated home equity loan VIEs, the maximum loss exposure excludes the reserve for representations and warranties obligations and corporate guarantees. For more information, see *Note 12 – Commitments and Contingencies*.

(2) Maximum loss exposure includes obligations under loss-sharing reinsurance and other arrangements for non-agency residential mortgage and commercial mortgage securitizations, but excludes the reserve for representations and warranties obligations and corporate guarantees and also excludes servicing advances and other servicing rights and obligations. For more information, see *Note 12 – Commitments and Contingencies* and *Note 20 – Fair Value Measurements*.

(3) Principal balance outstanding includes loans where the Corporation was the transferor to securitization VIEs with which it has continuing involvement, which may include servicing the loans.

Other Asset-backed Securitizations

The following paragraphs summarize select information related to other asset-backed VIEs in which the Corporation had a variable interest at December 31, 2024 and 2023.

Credit Card and Automobile Loan Securitizations

The Corporation securitizes originated and purchased credit card and automobile loans as a source of financing. The loans are sold on a non-recourse basis to consolidated trusts. The securitizations are ongoing, whereas additional receivables will be funded into the trusts by either loan repayments or proceeds from securities issued to third parties, depending on the securitization structure. The Corporation's continuing involvement with the securitization trusts includes servicing the receivables and holding various subordinated interests, including an undivided seller's interest in the credit card receivables and owning certain retained interests.

At December 31, 2024 and 2023, the carrying values of the receivables in the trusts totaled $18.1 billion and $16.6 billion, which are included in loans and leases, and the carrying values of senior debt securities that were issued to third-party investors from the trusts totaled $8.0 billion and $7.8 billion, which are included in long-term debt.

Resecuritization Trusts

The Corporation transfers securities, typically MBS, into resecuritization VIEs generally at the request of customers seeking securities with specific characteristics. Generally, there are no significant ongoing activities performed in a resecuritization trust, and no single investor has the unilateral ability to liquidate the trust.

The Corporation resecuritized $23.9 billion, $8.6 billion, and $21.8 billion of securities during 2024, 2023 and 2022, respectively. Securities transferred into resecuritization VIEs were measured at fair value with changes in fair value recorded in market making and similar activities prior to the resecuritization and, accordingly, no gain or loss on sale was recorded. Securities received from the resecuritization VIEs were recognized at their fair value of $3.6 billion, $2.4 billion and $2.4 billion during 2024, 2023 and 2022, respectively. In 2024, 2023 and 2022, substantially all of the securities were classified as trading account assets. Substantially all of the trading account securities carried at fair value were categorized as Level 2 within the fair value hierarchy.

Customer VIEs

Customer VIEs include credit-linked, equity-linked and commodity-linked note VIEs, repackaging VIEs and asset acquisition VIEs, which are typically created on behalf of customers who wish to obtain market or credit exposure to a specific company, index, commodity or financial instrument.

The Corporation's involvement in the VIE is limited to its loss exposure. The Corporation's maximum loss exposure to consolidated and unconsolidated customer VIEs totaled $1.1 billion and $952 million at December 31, 2024 and 2023, including the notional amount of derivatives to which the Corporation is a counterparty, net of losses previously recorded, and the Corporation's investment, if any, in securities issued by the VIEs.

Municipal Bond Trusts

The Corporation administers municipal bond trusts that hold highly-rated, long-term, fixed-rate municipal bonds. The trusts obtain financing by issuing floating-rate trust certificates that reprice on a weekly or other short-term basis to third-party investors.

The Corporation's liquidity commitments to unconsolidated municipal bond trusts, including those for which the Corporation was transferor, totaled $1.8 billion and $1.7 billion at December 31, 2024 and 2023. The weighted-average remaining

life of bonds held in the trusts at December 31, 2024 was 11.1 years. There were no significant write-downs or downgrades of assets or issuers during 2024, 2023 and 2022.

Collateralized Debt Obligation VIEs

The Corporation receives fees for structuring CDO VIEs, which hold diversified pools of fixed-income securities, typically corporate debt or ABS, which the CDO VIEs fund by issuing multiple tranches of debt and equity securities. CDOs are generally managed by third-party portfolio managers. The Corporation typically transfers assets to these CDOs, holds securities issued by the CDOs and may be a derivative counterparty to the CDOs. The Corporation's maximum loss exposure to consolidated and unconsolidated CDOs totaled $65 million and $80 million at December 31, 2024 and 2023.

Investment VIEs

The Corporation sponsors, invests in or provides financing, which may be in connection with the sale of assets, to a variety of investment VIEs that hold loans, real estate, debt securities or other financial instruments and are designed to provide the desired investment profile to investors or the Corporation. At December 31, 2024 and 2023, the Corporation's consolidated investment VIEs had total assets of $6 million and $472 million. The Corporation also held investments in unconsolidated VIEs with total assets of $23.0 billion and $18.4 billion at December 31, 2024 and 2023. The Corporation's maximum loss exposure associated with both consolidated and unconsolidated investment VIEs totaled $2.5 billion and $2.6 billion at December 31, 2024 and 2023 comprised primarily of on-balance sheet assets less non-recourse liabilities.

Leveraged Lease Trusts

The Corporation's net investment in consolidated leveraged lease trusts totaled $1.0 billion and $1.1 billion at December 31, 2024 and 2023. The trusts hold long-lived equipment such as rail cars, power generation and distribution equipment, and commercial aircraft. The Corporation structures the trusts and holds a significant residual interest. The net investment represents the Corporation's maximum loss exposure to the trusts in the unlikely event that the leveraged lease investments become worthless. Debt issued by the leveraged lease trusts is non-recourse to the Corporation.

The table below summarizes the maximum loss exposure and assets held by the Corporation that related to other asset-backed VIEs at December 31, 2024 and 2023.

Other Asset-backed VIEs

	Credit Card and Automobile [1]		Resecuritization Trusts and Customer VIEs		Municipal Bond Trusts and CDOs		Investment VIEs and Leveraged Lease Trusts	
	December 31							
(Dollars in millions)	**2024**	2023	**2024**	2023	**2024**	2023	**2024**	2023
Unconsolidated VIEs								
Maximum loss exposure	**$ —**	$ —	**$ 5,300**	$ 4,494	**$ 1,839**	$ 1,787	**$ 2,454**	$ 2,197
On-balance sheet assets								
Securities [2]:								
Trading account assets	**$ —**	$ —	**$ 1,641**	$ 626	**$ 16**	$ 23	**$ 354**	$ 469
Debt securities carried at fair value	**—**	—	**809**	920	**—**	—	**—**	4
Held-to-maturity securities	**—**	—	**1,983**	2,237	**—**	—	**—**	—
Loans and leases	**—**	—	**—**	—	**—**	—	**70**	90
Allowance for loan and lease losses	**—**	—	**—**	—	**—**	—	**(2)**	(12)
All other assets	**—**	—	**868**	711	**6**	7	**1,522**	1,168
Total retained positions	**$ —**	$ —	**$ 5,301**	$ 4,494	**$ 22**	$ 30	**$ 1,944**	$ 1,719
Total assets of VIEs	**$ —**	$ —	**$ 24,216**	$ 15,862	**$ 6,474**	$ 9,279	**$ 22,965**	$ 18,398
Consolidated VIEs								
Maximum loss exposure	**$ 9,385**	$ 8,127	**$ 583**	$ 1,240	**$ 3,519**	$ 3,136	**$ 1,012**	$ 1,596
On-balance sheet assets								
Trading account assets	**$ —**	$ —	**$ 1,002**	$ 1,798	**$ 3,436**	$ 3,084	**$ 5**	$ 1
Debt securities carried at fair value	**—**	—	**—**	—	**83**	52	**—**	—
Loans and leases	**18,110**	16,640	**—**	—	**—**	—	**1,012**	1,605
Allowance for loan and lease losses	**(924)**	(832)	**—**	—	**—**	—	**(1)**	(1)
All other assets	**195**	163	**39**	38	**—**	—	**1**	15
Total assets	**$ 17,381**	$ 15,971	**$ 1,041**	$ 1,836	**$ 3,519**	$ 3,136	**$ 1,017**	$ 1,620
On-balance sheet liabilities								
Short-term borrowings	**$ —**	$ —	**$ —**	$ —	**$ 3,329**	$ 2,934	**$ —**	$ 23
Long-term debt	**7,975**	7,825	**458**	596	**—**	—	**5**	1
All other liabilities	**21**	19	**—**	—	**—**	—	**—**	—
Total liabilities	**$ 7,996**	$ 7,844	**$ 458**	$ 596	**$ 3,329**	$ 2,934	**$ 5**	$ 24

(1) At December 31, 2024 and 2023 loans and leases in the consolidated credit card trust included $4.5 billion and $3.2 billion of seller's interest.

(2) The retained senior securities were valued using quoted market prices or observable market inputs (Level 2 of the fair value hierarchy).

Tax Credit VIEs

The Corporation holds equity investments in unconsolidated limited partnerships and similar entities that construct, own and operate affordable housing, renewable energy and certain other projects. The total assets of these unconsolidated tax credit VIEs were $85.7 billion and $84.1 billion as of December 31, 2024 and 2023. An unrelated third party is typically the general partner or managing member and has control over the significant activities of the VIE. As an investor, tax credits associated with the investments in these entities are allocated to the Corporation, as provided by the U.S. Internal Revenue Code and related regulations, and are recognized as income tax benefits in the Corporation's Consolidated Statement of Income in the year they are earned, which varies based on the type of investments. Tax credits from investments in affordable housing are recognized ratably over a term of up to 10 years, and tax credits from renewable energy investments are recognized either at inception for transactions electing Investment Tax Credits (ITCs) or as energy is produced for transactions electing Production Tax Credits (PTCs), which is generally up to a 10-year

time period. The volume and types of investments held by the Corporation will influence the amount of tax credits recognized each period.

The Corporation's equity investments in affordable housing and other projects totaled $16.7 billion and $15.8 billion at December 31, 2024 and 2023, which included unfunded capital contributions of $7.5 billion and $7.2 billion that are probable to be paid over the next five years. The Corporation may be asked to invest additional amounts to support a troubled affordable housing project. Such additional investments have not been and are not expected to be significant. During 2024, 2023 and 2022, the Corporation recognized tax credits and other tax benefits related to affordable housing equity investments of $2.2 billion, $1.9 billion and $1.5 billion, and reported pretax losses in other income of $1.6 billion, $1.5 billion and $1.2 billion. The Corporation's equity investments in renewable energy totaled $13.0 billion and $14.2 billion at December 31, 2024 and 2023. In addition, the Corporation had unfunded capital contributions for renewable energy investments of $4.6 billion and $6.2 billion at December 31, 2024 and 2023, which are contingent on various conditions precedent to funding over the next two years. The Corporation's risk of loss is generally mitigated by policies requiring the project to qualify for the expected tax credits prior to making its investment. During 2024, 2023 and 2022, the Corporation recognized tax credits and other tax benefits related to renewable energy equity investments of $3.9 billion, $4.0 billion and $2.9 billion and reported pretax losses in other income of $3.0 billion, $3.1 billion and $2.1 billion. The Corporation may also enter into power purchase agreements with renewable energy tax credit entities.

The table below summarizes select information related to unconsolidated tax credit VIEs in which the Corporation held a variable interest at December 31, 2024 and 2023.

Unconsolidated Tax Credit VIEs

	December 31			
(Dollars in millions)	2024		2023	
Maximum loss exposure	$	29,727	$	30,040
On-balance sheet assets				
All other assets		29,727		30,040
Total	$	29,727	$	30,040
On-balance sheet liabilities				
All other liabilities		7,599		7,254
Total	$	7,599	$	7,254
Total assets of VIEs	$	85,654	$	84,148

NOTE 7 Goodwill and Intangible Assets

Goodwill

The table below presents goodwill balances by business segment at December 31, 2024 and 2023. The reporting units utilized for goodwill impairment testing are the operating segments or one level below.

Goodwill

	December 31			
(Dollars in millions)	2024		2023	
Consumer Banking	$	30,137	$	30,137
Global Wealth & Investment Management		9,677		9,677
Global Banking		24,026		24,026
Global Markets		5,181		5,181
Total goodwill	$	69,021	$	69,021

During 2024, the Corporation completed its annual goodwill impairment test as of June 30, 2024 using a qualitative assessment for all applicable reporting units. Based on the assessment, the Corporation has concluded that none of its reporting units are at risk of impairment, as each of the reporting units' fair values are substantially in excess of their carrying values. For more information regarding the nature of and accounting for the Corporation's annual goodwill impairment testing, see *Note 1 – Summary of Significant Accounting Principles*.

Intangible Assets

At both December 31, 2024 and 2023, the net carrying value of intangible assets was $2.0 billion. At both December 31, 2024 and 2023, intangible assets included $1.6 billion of intangible assets associated with trade names, substantially all of which had an indefinite life and, accordingly, are not being amortized. Amortization of intangibles expense was $78 million for 2024, 2023 and 2022.

NOTE 8 Leases

The Corporation enters into both lessor and lessee arrangements. For more information on lease accounting, see *Note 1 – Summary of Significant Accounting Principles* and on lease financing receivables, see *Note 5 – Outstanding Loans and Leases and Allowance for Credit Losses.*

Lessor Arrangements

The Corporation's lessor arrangements primarily consist of operating, sales-type and direct financing leases for equipment. Lease agreements may include options to renew and for the lessee to purchase the leased equipment at the end of the lease term.

The table below presents the net investment in sales-type and direct financing leases at December 31, 2024 and 2023.

Net Investment [1]

	December 31			
(Dollars in millions)	2024		2023	
Lease receivables	$	18,559	$	16,565
Unguaranteed residuals		2,543		2,485
Total net investment in sales-type and direct financing leases	$	21,102	$	19,050

[1] In certain cases, the Corporation obtains third-party residual value insurance to reduce its residual asset risk. The carrying value of residual assets with third-party residual value insurance for at least a portion of the asset value was $8.0 billion and $6.8 billion at December 31, 2024 and 2023.

The table below presents lease income for 2024, 2023 and 2022.

Lease Income

(Dollars in millions)	2024		2023		2022	
Sales-type and direct financing leases	$	1,082	$	788	$	589
Operating leases		931		945		941
Total lease income	$	2,013	$	1,733	$	1,530

Lessee Arrangements

The Corporation's lessee arrangements predominantly consist of operating leases for premises and equipment; the Corporation's financing leases are not significant.

Lease terms may contain renewal and extension options and early termination features. Generally, these options do not impact the lease term because the Corporation is not reasonably certain that it will exercise the options.

The table below provides information on the right-of-use assets, lease liabilities and weighted-average discount rates and lease terms at December 31, 2024 and 2023.

Supplemental Information for Lessee Arrangements

	December 31		
(Dollars in millions)	**2024**		2023
Right-of-use assets	$ **8,527**	$	9,150
Lease liabilities	**9,135**		9,782
Weighted-average discount rate used to calculate present value of future minimum lease payments	**3.93 %**		3.51 %
Weighted-average lease term (in years)	**8.0**		8.2
Right-of-use assets obtained in exchange for new operating lease liabilities [1]	$ **603**	$	430

	2024	2023	2022
Operating cash flows from operating leases [2]	$ **1,972**	$ 1,975	$ 1,986
Lease Cost and Supplemental Information:			
Operating lease cost	$ **1,971**	$ 1,981	$ 2,008
Variable lease cost [3]	**471**	460	464
Total lease cost [4]	$ **2,442**	$ 2,441	$ 2,472

[1] Represents non-cash activity and, accordingly, is not reflected in the Consolidated Statement of Cash Flows.
[2] Represents cash paid for amounts included in the measurements of lease liabilities.
[3] Primarily consists of payments for common area maintenance and property taxes.
[4] Amounts are recorded in occupancy and equipment expense in the Consolidated Statement of Income.

Maturity Analysis

The maturities of lessor and lessee arrangements outstanding at December 31, 2024 are presented in the table below based on undiscounted cash flows.

Maturities of Lessor and Lessee Arrangements

	Lessor		Lessee [1]
	Operating Leases	Sales-type and Direct Financing Leases [2]	Operating Leases
(Dollars in millions)	December 31, 2024		
2025	$ 586	$ 5,183	$ 1,770
2026	491	5,645	1,596
2027	416	4,760	1,409
2028	333	1,967	1,142
2029	230	1,398	832
Thereafter	335	1,967	3,500
Total undiscounted cash flows	$ 2,391	20,920	10,249
Less: Net present value adjustment		2,361	1,114
Total [3]		$ 18,559	$ 9,135

[1] Excludes $845 million in commitments under lessee arrangements that have not yet commenced with lease terms that will begin in 2025.
[2] Includes $12.2 billion in commercial lease financing receivables and $6.4 billion in direct/indirect consumer lease financing receivables.
[3] Represents lease receivables for lessor arrangements and lease liabilities for lessee arrangements.

NOTE 9   Deposits

The scheduled contractual maturities for total time deposits at December 31, 2024 are presented in the table below.

Contractual Maturities of Total Time Deposits

(Dollars in millions)	U.S.	Non-U.S.	Total
Due in 2025	$ 187,249	$ 9,891	$ **197,140**
Due in 2026	11,464	47	**11,511**
Due in 2027	275	8	**283**
Due in 2028	93	28	**121**
Due in 2029	80	3,100	**3,180**
Thereafter	123	8	**131**
Total time deposits	$ 199,284	$ 13,082	$ **212,366**

At December 31, 2024 and 2023, the Corporation had aggregate U.S. time deposits of $138.1 billion and $105.0 billion and non-U.S. time deposits of $13.0 billion and $12.6 billion in denominations that met or exceeded insurance limits.

NOTE 10 Securities Financing Agreements, Short-term Borrowings, Collateral and Restricted Cash

The Corporation enters into securities financing agreements which include securities borrowed or purchased under agreements to resell and securities loaned or sold under agreements to repurchase. These financing agreements (also referred to as "matched-book transactions") are to accommodate customers, obtain securities to cover short positions and finance inventory positions. The Corporation elects to account for certain securities financing agreements under the fair value option. For more information on the fair value option, see *Note 21 – Fair Value Option*.

Offsetting of Securities Financing Agreements

Substantially all of the Corporation's securities financing activities are transacted under legally enforceable master repurchase agreements or legally enforceable master securities lending agreements that give the Corporation, in the event of default by the counterparty, the right to liquidate securities held and to offset receivables and payables with the same counterparty. The Corporation offsets securities financing transactions with the same counterparty on the Consolidated Balance Sheet where it has such a legally enforceable master netting agreement and the transactions have the same maturity date.

The Securities Financing Agreements table presents securities financing agreements included on the Consolidated Balance Sheet in federal funds sold and securities borrowed or purchased under agreements to resell, and in federal funds purchased and securities loaned or sold under agreements to repurchase at December 31, 2024 and 2023. Balances are presented on a gross basis, prior to the application of counterparty netting. Gross assets and liabilities are adjusted on an aggregate basis to take into consideration the effects of legally enforceable master netting agreements. For more information on the offsetting of derivatives, see *Note 3 – Derivatives.*

Securities Financing Agreements

(Dollars in millions)	Gross Assets/ Liabilities [1]	Amounts Offset	Net Balance Sheet Amount	Financial Instruments [2]	Net Assets/ Liabilities
			December 31, 2024		
Securities borrowed or purchased under agreements to resell [3]	$ 758,071	$ (483,362)	$ 274,709	$ (250,040)	$ 24,669
Securities loaned or sold under agreements to repurchase	$ 815,120	$ (483,362)	$ 331,758	$ (317,974)	$ 13,784
Other [4]	10,531	—	10,531	(10,531)	—
Total	$ 825,651	$ (483,362)	$ 342,289	$ (328,505)	$ 13,784
			December 31, 2023		
Securities borrowed or purchased under agreements to resell [3]	$ 703,641	$ (423,017)	$ 280,624	$ (257,541)	$ 23,083
Securities loaned or sold under agreements to repurchase	$ 706,904	$ (423,017)	$ 283,887	$ (272,285)	$ 11,602
Other [4]	10,066	—	10,066	(10,066)	—
Total	$ 716,970	$ (423,017)	$ 293,953	$ (282,351)	$ 11,602

[1] Includes activity where uncertainty exists as to the enforceability of certain master netting agreements under bankruptcy laws in some countries or industries.
[2] Includes securities collateral received or pledged under repurchase or securities lending agreements where there is a legally enforceable master netting agreement. These amounts are not offset on the Consolidated Balance Sheet, but are shown as a reduction to derive a net asset or liability. Securities collateral received or pledged where the legal enforceability of the master netting agreements is uncertain is excluded from the table.
[3] Excludes repurchase activity of $12.3 billion and $8.7 billion reported in loans and leases on the Consolidated Balance Sheet for December 31, 2024 and 2023.
[4] Balance is reported in accrued expenses and other liabilities on the Consolidated Balance Sheet and relates to transactions where the Corporation acts as the lender in a securities lending agreement and receives securities that can be pledged as collateral or sold. In these transactions, the Corporation recognizes an asset at fair value, representing the securities received, and a liability, representing the obligation to return those securities.

Repurchase Agreements and Securities Loaned Transactions Accounted for as Secured Borrowings

The following tables present securities sold under agreements to repurchase and securities loaned by remaining contractual term to maturity and class of collateral pledged. Included in "Other" are transactions where the Corporation acts as the lender in a securities lending agreement and receives securities that can be pledged as collateral or sold. Certain agreements contain a right to substitute collateral and/or terminate the agreement prior to maturity at the option of the Corporation or the counterparty. Such agreements are included in the table below based on the remaining contractual term to maturity.

Remaining Contractual Maturity

(Dollars in millions)	Overnight and Continuous	30 Days or Less	After 30 Days Through 90 Days	Greater than 90 Days [1]	Total
			December 31, 2024		
Securities sold under agreements to repurchase	$ 305,577	$ 252,526	$ 87,978	$ 70,148	$ 716,229
Securities loaned	88,256	364	842	9,429	98,891
Other	10,531	—	—	—	10,531
Total	$ 404,364	$ 252,890	$ 88,820	$ 79,577	$ 825,651
			December 31, 2023		
Securities sold under agreements to repurchase	$ 234,974	$ 228,627	$ 85,176	$ 75,020	$ 623,797
Securities loaned	76,580	139	618	5,770	83,107
Other	10,066	—	—	—	10,066
Total	$ 321,620	$ 228,766	$ 85,794	$ 80,790	$ 716,970

[1] No agreements have maturities greater than four years.

Class of Collateral Pledged

(Dollars in millions)	Securities Sold Under Agreements to Repurchase		Securities Loaned		Other		Total	
			December 31, 2024					
U.S. government and agency securities	$	416,241	$	130	$	10	$	416,381
Corporate securities, trading loans and other		29,483		1,517		3		31,003
Equity securities		30,106		97,240		10,518		137,864
Non-U.S. sovereign debt		232,521		4		—		232,525
Mortgage trading loans and ABS		7,878		—		—		7,878
Total	$	716,229	$	98,891	$	10,531	$	825,651
			December 31, 2023					
U.S. government and agency securities	$	352,950	$	34	$	38	$	353,022
Corporate securities, trading loans and other		23,242		1,805		661		25,708
Equity securities		11,517		81,266		9,367		102,150
Non-U.S. sovereign debt		231,140		2		—		231,142
Mortgage trading loans and ABS		4,948		—		—		4,948
Total	$	623,797	$	83,107	$	10,066	$	716,970

Under repurchase agreements, the Corporation is required to post collateral with a market value equal to or in excess of the principal amount borrowed. For securities loaned transactions, the Corporation receives collateral in the form of cash, letters of credit or other securities. To determine whether the market value of the underlying collateral remains sufficient, collateral is generally valued daily, and the Corporation may be required to deposit additional collateral or may receive or return collateral pledged when appropriate. Repurchase agreements and securities loaned transactions are generally either overnight, continuous (i.e., no stated term) or short-term. The Corporation manages liquidity risks related to these agreements by sourcing funding from a diverse group of counterparties, providing a range of securities collateral and pursuing longer durations, when appropriate.

Short-term Borrowings

The Corporation classifies borrowings with an original maturity of less than one year as short-term borrowings on the Consolidated Balance Sheet. At December 31, 2024 and 2023, the majority of short-term borrowings consisted of Federal Home Loan Bank advances, which totaled $12.7 billion and $13.2 billion, and commercial paper, which totaled $24.2 billion and $13.1 billion.

Collateral

The Corporation accepts securities and loans as collateral that it is permitted by contract or practice to sell or repledge. At December 31, 2024 and 2023, the fair value of this collateral was $925.7 billion and $911.3 billion, of which $882.2 billion and $870.9 billion were sold or repledged. The primary source of this collateral is securities borrowed or purchased under agreements to resell.

The Corporation also pledges company-owned securities and loans as collateral in transactions that include repurchase agreements, securities loaned, public and trust deposits, U.S. Treasury tax and loan notes, and short-term borrowings. This collateral, which in some cases can be sold or repledged by the counterparties to the transactions, is parenthetically disclosed on the Consolidated Balance Sheet.

In certain cases, the Corporation has transferred assets to consolidated VIEs where those restricted assets serve as collateral for the interests issued by the VIEs. These assets are included on the Consolidated Balance Sheet in Assets of Consolidated VIEs.

In addition, the Corporation obtains collateral in connection with its derivative contracts. Required collateral levels vary depending on the credit risk rating and the type of counterparty. Generally, the Corporation accepts collateral in the form of cash, U.S. Treasury securities and other marketable securities. Based on provisions contained in master netting agreements, the Corporation nets cash collateral received against derivative assets. The Corporation also pledges collateral on its own derivative positions which can be applied against derivative liabilities. For more information on the collateral of derivatives, see *Note 3 – Derivatives.*

Restricted Cash

At December 31, 2024 and 2023, the Corporation held restricted cash included within cash and cash equivalents on the Consolidated Balance Sheet of $6.1 billion and $5.6 billion, predominantly related to cash segregated in compliance with securities regulations and cash held on deposit with central banks to meet reserve requirements.

NOTE 11 Long-term Debt

Long-term debt consists of borrowings having an original maturity of one year or more. The table below presents the balance of long-term debt at December 31, 2024 and 2023, and the related contractual rates and maturity dates as of December 31, 2024.

(Dollars in millions)	Weighted-average Rate	Interest Rates	Maturity Dates	December 31 2024	2023
Notes issued by Bank of America Corporation [1]					
Senior notes:					
Fixed	3.45 %	0.25 - 8.05 %	2025 - 2052	$ 171,603	$ 194,388
Floating	4.71	0.74 - 9.62	2026 - 2074	8,736	14,007
Senior structured notes				17,498	14,895
Subordinated notes:					
Fixed	5.12	2.94 - 8.13	2025 - 2045	23,539	20,909
Floating	3.44	2.48 - 5.41	2026 - 2037	4,549	4,597
Junior subordinated notes:					
Fixed	6.71	6.45 - 8.05	2027 - 2066	749	744
Floating	5.65	5.65	2056	1	1
Total notes issued by Bank of America Corporation				**226,675**	**249,541**
Notes issued by Bank of America, N.A.					
Senior notes:					
Fixed	5.55	5.27 - 5.82	2025 - 2028	5,611	5,076
Floating	4.99	4.82 - 5.59	2025 - 2028	5,851	3,517
Subordinated notes	6.00	6.00	2036	1,401	1,476
Advances from Federal Home Loan Banks:					
Fixed	4.55	0.01 - 7.42	2025 - 2034	1,015	5,826
Floating	4.64	4.63 - 4.64	2025	400	—
Securitizations and other BANA VIEs [2]				8,048	7,892
Other				495	782
Total notes issued by Bank of America, N.A.				**22,821**	**24,569**
Other debt					
Structured liabilities [3]				33,374	27,471
Nonbank VIEs [2]				409	564
Other				—	59
Total notes issued by nonbank and other entities				**33,783**	**28,094**
Total long-term debt				$ **283,279**	$ **302,204**

[1] Includes total loss-absorbing capacity compliant debt.

[2] Represents liabilities of consolidated VIEs included in total long-term debt on the Consolidated Balance Sheet. Long-term debt of VIEs is collateralized by the assets of the VIEs. At December 31, 2024, amount includes debt predominantly from credit card and automobile securitizations of $8.0 billion and other VIEs of $458 million. For more information, see *Note 6 – Securitizations and Other Variable Interest Entities.*

[3] Includes debt outstanding of $11.7 billion and $10.0 billion at December 31, 2024 and 2023 that was issued by BofA Finance LLC, a consolidated finance subsidiary of Bank of America Corporation, the parent company, and is fully and unconditionally guaranteed by the parent company.

During 2024, the Corporation issued $54.8 billion of long-term debt consisting of $17.8 billion of notes issued by Bank of America Corporation, $15.6 billion of notes issued by Bank of America, N.A. and $21.4 billion of other debt. During 2023, the Corporation issued $62.0 billion of long-term debt consisting of $24.0 billion of notes issued by Bank of America Corporation, $25.1 billion of notes issued by Bank of America, N.A. and $12.9 billion of other debt.

During 2024, the Corporation had total long-term debt maturities and redemptions in the aggregate of $66.6 billion consisting of $36.4 billion for Bank of America Corporation, $16.8 billion for Bank of America, N.A. and $13.4 billion of other debt. During 2023, the Corporation had total long-term debt maturities and redemptions in the aggregate of $42.7 billion consisting of $25.3 billion for Bank of America Corporation, $10.5 billion for Bank of America, N.A. and $6.9 billion of other debt.

Bank of America Corporation and Bank of America, N.A. maintain various U.S. and non-U.S. debt programs to offer both senior and subordinated notes. The notes may be denominated in U.S. dollars or foreign currencies. At December 31, 2024 and 2023, the amount of foreign currency-denominated debt translated into U.S. dollars included in total long-term debt was $43.8 billion and $49.8 billion. Foreign currency contracts may be used to convert certain foreign currency-denominated debt into U.S. dollars.

The weighted-average effective interest rates for total long-term debt (excluding senior structured notes), total fixed-rate debt and total floating-rate debt were 3.80 percent, 3.71 percent and 4.45 percent, respectively, at December 31, 2024, and 3.70 percent, 3.55 percent and 5.21 percent, respectively, at December 31, 2023. The Corporation's ALM activities maintain an overall interest rate risk management strategy that incorporates the use of interest rate contracts to manage fluctuations in earnings caused by interest rate volatility. The Corporation's goal is to manage interest rate sensitivity so that movements in interest rates do not have a significantly adverse effect on earnings and capital. The weighted-average rates are the contractual interest rates on the debt and do not reflect the impacts of derivative transactions.

The following table shows the carrying value for aggregate annual contractual maturities of long-term debt as of December 31, 2024. Included in the table are certain structured notes issued by the Corporation that contain provisions whereby the borrowings are redeemable at the option of the holder (put options) at specified dates prior to maturity. Other structured notes have coupon or repayment terms linked to the performance of debt or equity securities, indices, currencies or commodities, and the maturity may be accelerated based on the value of a referenced index or security. In both cases, the Corporation or a subsidiary may be required to settle the obligation for cash or other securities prior to the contractual maturity date. These borrowings are reflected in the table as maturing at their contractual maturity date.

Long-term Debt by Maturity

(Dollars in millions)	2025	2026	2027	2028	2029	Thereafter	Total
Bank of America Corporation							
Senior notes	$ 3,460	$ 24,830	$ 21,580	$ 27,741	$ 18,498	$ 84,230	$ 180,339
Senior structured notes	1,503	1,512	990	466	1,401	11,626	17,498
Subordinated notes	5,165	4,889	2,074	907	—	15,053	28,088
Junior subordinated notes	—	—	193	—	—	557	750
Total Bank of America Corporation	10,128	31,231	24,837	29,114	19,899	111,466	226,675
Bank of America, N.A.							
Senior notes	5,601	5,240	—	621	—	—	11,462
Subordinated notes	—	—	—	—	—	1,401	1,401
Advances from Federal Home Loan Banks	1,357	8	3	8	2	37	1,415
Securitizations and other Bank VIEs [1]	2,249	3,041	1,249	1,235	132	142	8,048
Other	180	201	10	13	89	2	495
Total Bank of America, N.A.	9,387	8,490	1,262	1,877	223	1,582	22,821
Other debt							
Structured Liabilities	6,152	5,779	4,397	1,895	3,309	11,842	33,374
Nonbank VIEs [1]	—	—	—	3	16	390	409
Other	—	—	—	—	—	—	—
Total other debt	6,152	5,779	4,397	1,898	3,325	12,232	33,783
Total long-term debt	$ 25,667	$ 45,500	$ 30,496	$ 32,889	$ 23,447	$ 125,280	$ 283,279

[1] Represents liabilities of consolidated VIEs included in total long-term debt on the Consolidated Balance Sheet.

NOTE 12 Commitments and Contingencies

In the normal course of business, the Corporation enters into a number of off-balance sheet commitments. These commitments expose the Corporation to varying degrees of credit and market risk and are subject to the same credit and market risk limitation reviews as those instruments recorded on the Consolidated Balance Sheet.

Credit Extension Commitments

The Corporation enters into commitments to extend credit such as loan commitments, SBLCs and commercial letters of credit to meet the financing needs of its customers. The following table includes the notional amount of unfunded legally binding lending commitments net of amounts distributed (i.e., syndicated or participated) to other financial institutions. The distributed amounts were $10.4 billion and $10.3 billion at December 31, 2024 and 2023. The carrying value of the Corporation's credit extension commitments at December 31, 2024 and 2023, excluding commitments accounted for under the fair value option, was $1.1 billion and $1.2 billion, which predominantly related to the reserve for unfunded lending commitments. The carrying value of these commitments is classified in accrued expenses and other liabilities on the Consolidated Balance Sheet.

Legally binding commitments to extend credit generally have specified rates and maturities. Certain of these commitments have adverse change clauses that help to protect the Corporation against deterioration in the borrower's ability to pay. The following table includes the notional amount of commitments of $2.2 billion and $2.6 billion at December 31, 2024 and 2023 that are accounted for under the fair value option. However, the table excludes the cumulative net fair value for these commitments of $144 million and $67 million at December 31, 2024 and 2023, which is classified in accrued expenses and other liabilities. For more information regarding the Corporation's loan commitments accounted for under the fair value option, see *Note 21 – Fair Value Option*.

Credit Extension Commitments

(Dollars in millions)	Expire in One Year or Less	Expire After One Year Through Three Years	Expire After Three Years Through Five Years	Expire After Five Years	Total
			December 31, 2024		
Notional amount of credit extension commitments					
Loan commitments [1]	$ 123,520	$ 227,539	$ 191,469	$ 19,011	$ 561,539
Home equity lines of credit	3,518	10,570	8,920	21,272	44,280
Standby letters of credit and financial guarantees [2]	25,080	8,006	2,589	370	36,045
Letters of credit	781	142	8	19	950
Other commitments [3]	5	52	88	1,028	1,173
Legally binding commitments	152,904	246,309	203,074	41,700	643,987
Credit card lines [4]	456,185	—	—	—	456,185
Total credit extension commitments	$ 609,089	$ 246,309	$ 203,074	$ 41,700	$ 1,100,172
			December 31, 2023		
Notional amount of credit extension commitments					
Loan commitments [1]	$ 124,298	$ 198,818	$ 193,878	$ 15,386	$ 532,380
Home equity lines of credit	2,775	9,182	11,195	21,975	45,127
Standby letters of credit and financial guarantees [2]	21,067	9,633	2,693	652	34,045
Letters of credit	873	207	66	29	1,175
Other commitments [3]	17	50	108	1,035	1,210
Legally binding commitments	149,030	217,890	207,940	39,077	613,937
Credit card lines [4]	440,328	—	—	—	440,328
Total credit extension commitments	$ 589,358	$ 217,890	$ 207,940	$ 39,077	$ 1,054,265

[1] At December 31, 2024 and 2023, $4.4 billion and $3.1 billion of these loan commitments were held in the form of a security.
[2] The notional amounts of SBLCs and financial guarantees classified as investment grade and non-investment grade based on the credit quality of the underlying reference name within the instrument were $25.0 billion and $10.1 billion at December 31, 2024, and $23.6 billion and $9.7 billion at December 31, 2023. Amounts in the table include consumer SBLCs of $1.0 billion and $744 million at December 31, 2024 and 2023.
[3] Primarily includes second-loss positions on lease-end residual value guarantees.
[4] Includes business card unused lines of credit.

Other Commitments

At December 31, 2024 and 2023, the Corporation had commitments to purchase loans (e.g., residential mortgage and commercial real estate) of $242 million and $822 million, which upon settlement will be included in trading account assets, loans or LHFS, and commitments to purchase commercial loans of $768 million and $420 million, which upon settlement will be included in trading account assets.

At December 31, 2024 and 2023, the Corporation had commitments to enter into resale and forward-dated resale and securities borrowing agreements of $109.8 billion and $117.0 billion, and commitments to enter into forward-dated repurchase and securities lending agreements of $87.1 billion and $63.0 billion. A significant portion of these commitments will expire within the next 12 months.

At both December 31, 2024 and 2023, the Corporation had a commitment to originate or purchase up to $4.0 billion, on a rolling 12-month basis, of auto loans and leases from a strategic partner. This commitment extends through November 2026 and can be terminated with 12 months prior notice.

At December 31, 2024 and 2023, the Corporation had unfunded equity investment commitments of $787 million and $477 million.

As a Federal Reserve member bank, the Corporation is required to subscribe to a certain amount of shares issued by its Federal Reserve district bank, which pays cumulative dividends at a prescribed rate. At both December 31, 2024 and 2023, the Corporation had paid $5.4 billion for half of its subscribed shares, with the remaining half subject to call by the Federal Reserve district bank board, which the Corporation believes is remote.

Other Guarantees

Bank-owned Life Insurance Book Value Protection

The Corporation sells products that offer book value protection to insurance carriers who offer group life insurance policies to corporations, primarily banks. At December 31, 2024 and 2023, the notional amount of these guarantees totaled $3.3 billion and $3.8 billion. At December 31, 2024 and 2023, the Corporation's maximum exposure related to these guarantees totaled $506 million and $577 million, with estimated maturity dates between 2034 and 2037.

Indemnifications

In the ordinary course of business, the Corporation enters into various agreements that contain indemnifications, such as tax indemnifications, whereupon payment may become due if certain external events occur, such as a change in tax law. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business based on an assessment that the risk of loss would be remote. These agreements typically contain an early termination clause that permits the Corporation to exit the agreement upon these events. The maximum potential future payment under indemnification agreements is difficult to assess for several reasons, including the occurrence of an external event, the inability to predict future changes in tax and other laws, the difficulty in determining how such laws would apply to parties in contracts, the absence of exposure limits contained in standard contract language and the timing of any early termination clauses. Historically, any payments made under these guarantees have been de minimis. The Corporation has assessed the probability of making such payments in the future as remote.

Merchant Services

The Corporation in its role as merchant acquirer or as a sponsor of other merchant acquirers may be held liable for any reversed charges that cannot be collected from the merchants due to, among other things, merchant fraud or insolvency. If charges are properly reversed after a purchase and cannot be collected from either the merchants or merchant acquirers, the Corporation may be held liable for these reversed charges. The ability to reverse a charge is primarily governed by the applicable payment network rules and regulations, which include, but are not limited to, the type of charge, type of payment used and time limits. The total amount of transactions subject to reversal under payment network rules and regulations processed for the preceding six-month period, which was approximately $197 billion, is an estimate of the Corporation's maximum potential exposure as of December 31, 2024. The Corporation's risk in this area primarily relates to circumstances where a cardholder has purchased goods or services for future delivery. The Corporation mitigates this risk by requiring cash deposits, guarantees, letters of credit or other types of collateral from certain merchants. The Corporation's reserves for contingent losses, and the losses incurred related to the merchant processing activity were not significant.

Exchange and Clearing House Member Guarantees

The Corporation is a member of various securities and derivative exchanges and clearinghouses, both in the U.S. and other countries. As a member, the Corporation may be required to pay a pro-rata share of the losses incurred by some of these organizations as a result of another member default and under other loss scenarios. The Corporation's potential obligations may be limited to its membership interests in such exchanges and clearinghouses, to the amount (or multiple) of the Corporation's contribution to the guarantee fund or, in limited instances, to the full pro-rata share of the residual losses after applying the guarantee fund. The Corporation's maximum potential exposure under these membership agreements is difficult to estimate; however, the Corporation has assessed the probability of making any such payments as remote.

Prime Brokerage and Securities Clearing Services

In connection with its prime brokerage and clearing businesses, the Corporation performs securities clearance and settlement services with other brokerage firms and clearinghouses on behalf of its clients. Under these arrangements, the Corporation stands ready to meet the obligations of its clients with respect to securities transactions. The Corporation's obligations in this respect are secured by the assets in the clients' accounts and the accounts of their customers as well as by any proceeds received from the transactions cleared and settled by the Corporation on behalf of clients or their customers. The Corporation's maximum potential exposure under these arrangements is difficult to estimate; however, the potential for the Corporation to incur material losses pursuant to these arrangements is remote.

Fixed Income Clearing Corporation Sponsored Member Repo Program

The Corporation acts as a sponsoring member in a repo program whereby the Corporation clears certain eligible resale and repurchase agreements through the Government Securities Division of the Fixed Income Clearing Corporation on behalf of clients that are sponsored members in accordance with the Fixed Income Clearing Corporation's rules. As part of this program, the Corporation guarantees the payment and performance of its sponsored members to the Fixed Income Clearing Corporation. The Corporation's guarantee obligation is secured by a security interest in cash or high-quality securities collateral placed by clients with the clearinghouse and therefore, the potential for the Corporation to incur significant losses under this arrangement is remote. The Corporation's maximum potential exposure, without taking into consideration the related collateral, was $191.9 billion and $132.5 billion at December 31, 2024 and 2023.

Other Guarantees

In the normal course of business, the Corporation periodically guarantees the obligations of its affiliates in a variety of transactions including ISDA-related transactions and non-ISDA related transactions such as commodities trading, repurchase agreements, prime brokerage agreements and other transactions.

Guarantees of Certain Long-term Debt

The Corporation, as the parent company, fully and unconditionally guarantees the securities issued by BofA Finance LLC, a consolidated finance subsidiary of the Corporation, and effectively provides for the full and unconditional guarantee of trust securities and capital securities issued by certain statutory trust companies that are 100 percent owned finance subsidiaries of the Corporation.

Representations and Warranties Obligations and Corporate Guarantees

The Corporation securitizes first-lien residential mortgage loans generally in the form of RMBS guaranteed by the GSEs or by GNMA in the case of FHA-insured, VA-guaranteed and Rural Housing Service-guaranteed mortgage loans, and sells pools of first-lien residential mortgage loans in the form of whole loans. In addition, in prior years, legacy companies and certain subsidiaries sold pools of first-lien residential mortgage loans and home equity loans as private-label securitizations or in the form of whole loans. In connection with these transactions, the Corporation or certain of its subsidiaries or legacy companies make and have made various representations and warranties. Breaches of these representations and warranties have resulted in and may continue to result in the requirement to repurchase mortgage loans or to otherwise make whole or provide indemnification or other remedies to sponsors, investors, securitization trusts, guarantors, insurers or other parties (collectively, repurchases).

Unresolved Repurchase Claims

Unresolved representations and warranties repurchase claims represent the notional amount of repurchase claims made by counterparties, typically the outstanding principal balance or the unpaid principal balance at the time of default. In the case of first-lien mortgages, the claim amount is often significantly greater than the expected loss amount due to the benefit of collateral and, in some cases, mortgage insurance or mortgage guarantee payments.

The notional amount of unresolved repurchase claims at December 31, 2024 and 2023 was $2.1 billion and $5.4 billion. These balances included $837 million and $2.2 billion at December 31, 2024 and 2023 of claims related to loans in specific private-label securitization groups or tranches where the Corporation owns substantially all of the outstanding securities or will otherwise realize the benefit of any repurchase claims paid.

During 2024, the Corporation received $181 million in new repurchase claims that were not time-barred. During 2024, $3.5 billion in claims were resolved.

Reserve and Related Provision

The reserve for representations and warranties obligations and corporate guarantees was $184 million and $604 million at December 31, 2024 and 2023 and is included in accrued expenses and other liabilities on the Consolidated Balance Sheet, and the related provision is included in other income in the Consolidated Statement of Income. The representations and warranties reserve represents the Corporation's best estimate of probable incurred losses, is based on its experience in previous negotiations, and is subject to judgment, a variety of assumptions and known or unknown uncertainties. At December 31, 2024, the estimated range of possible loss in excess of the accrued representations and warranties reserve was not significant. Future representations and warranties losses may occur in excess of the amounts recorded for these exposures; however, the Corporation does not expect such amounts to be material to the Corporation's financial condition and liquidity.

Other Contingencies

In 2023, the Federal Deposit Insurance Corporation (FDIC) issued a final rule to impose a special assessment to recover certain estimated losses to the Deposit Insurance Fund (DIF) arising from the closures of Silicon Valley Bank and Signature Bank. The estimated losses will be recovered through quarterly special assessments collected from certain insured depository institutions, including the Corporation, and collection began during the three months ended June 30, 2024. As of December 31, 2024 and 2023, the Corporation's accrual for its estimated share of the FDIC special assessment was $1.7 billion and $2.1 billion. The Corporation continues to monitor the FDIC's estimated loss to the DIF, which could affect the amount of its accrued liability.

Litigation and Regulatory Matters

In the ordinary course of business, the Corporation and its subsidiaries are routinely defendants in or parties to many pending and threatened legal, regulatory and governmental actions and proceedings. In view of the inherent difficulty of predicting the outcome of such matters, particularly where the claimants seek very large or indeterminate damages or where the matters present novel legal theories or involve a large number of parties, the Corporation generally cannot predict the eventual outcome of the pending matters, timing of the ultimate resolution of these matters, or eventual loss, fines or penalties related to each pending matter.

As a matter develops, the Corporation, in conjunction with any outside counsel handling the matter, evaluates whether such matter presents a loss contingency that is probable and estimable, and, for the matters disclosed below, whether a loss in excess of any accrued liability is reasonably possible in future periods. Once the loss contingency is deemed to be both probable and estimable, the Corporation will establish an accrued liability and record a corresponding amount of litigation-related expense. The Corporation continues to monitor the matter for further developments that could affect the amount of the accrued liability that has been previously established. Excluding expenses of internal and external legal service providers, litigation and regulatory investigation-related expense of $266 million, $519 million and $1.2 billion was recognized in 2024, 2023 and 2022, respectively.

For any matter disclosed in this Note for which a loss in future periods is reasonably possible and estimable (whether in excess of an accrued liability or where there is no accrued liability), the Corporation's estimated range of possible loss is $0 to $0.8 billion in excess of the accrued liability, if any, as of December 31, 2024.

The accrued liability and estimated range of possible loss are based upon currently available information and subject to significant judgment, a variety of assumptions and known and unknown uncertainties. The matters underlying the accrued liability and estimated range of possible loss are unpredictable and may change from time to time, and actual losses may vary significantly from the current estimate and accrual. The estimated range of possible loss does not represent the Corporation's maximum loss exposure.

Information is provided below regarding the nature of the litigation or other contingency and, where specified, associated claimed damages. Based on current knowledge, and taking into account accrued liabilities, management does not believe that loss contingencies arising from pending matters, including the matters described below, will have a material adverse effect on the consolidated financial condition or liquidity of the Corporation. However, in light of the significant judgment, variety of assumptions and uncertainties involved in those matters, some of which are beyond the Corporation's control, and the very large or indeterminate damages sought in some of those matters, an adverse outcome in one or more of those matters could be material to the Corporation's business or results of operations for any particular reporting period, or cause significant reputational harm.

Bank Secrecy Act/Anti-Money Laundering and Economic Sanctions Compliance

BANA agreed to a Consent Order announced by the Office of the Comptroller of the Currency (OCC) on December 23, 2024, and the Corporation continues to respond to requests for information from other regulators, relating to certain aspects of its BSA/AML and Economic Sanctions Compliance Programs (Programs). Since late 2023, the Corporation has been working with regulators to make changes to its Programs and has already completed significant steps to satisfy requirements of the Consent Order. The Corporation does not believe that these issues relating to the Programs will have a material adverse financial impact on the Corporation.

CFPB Lawsuit Related to Processing Electronic Payments

On December 20, 2024, the Consumer Financial Protection Bureau (CFPB) filed suit against BANA, JPMorgan Chase Bank, N.A., Wells Fargo Bank, N.A., and Early Warning Services, LLC in the U.S. District Court for the District of Arizona with respect to BANA's and co-defendants' processing of electronic payments of funds through the Zelle network. The CFPB alleges that BANA and its co-defendants violated the Consumer Financial Protection Act by not adequately protecting consumers from fraud on the Zelle network and the Electronic Fund Transfer Act by not reasonably investigating and reimbursing disputed Zelle transfers, and seeks both monetary and injunctive relief.

Deposit Insurance Assessment

In 2017, the FDIC filed suit against BANA in the U.S. District Court for the District of Columbia (District Court) alleging that BANA underpaid assessments to the DIF in the 2012-2014 time frame in the amount of $1.12 billion and asserting claims under the Federal Deposit Insurance Act and for unjust enrichment. The FDIC Enforcement Section is also conducting a parallel investigation related to the same alleged underpayments. BANA disputes the FDIC's claims and has asserted counterclaims challenging the FDIC's regulations under the Administrative Procedure Act. Pending final resolution, BANA has pledged security satisfactory to the FDIC related to the disputed additional assessment amounts. On July 1, 2024, the District Court judge vacated the magistrate judge's April 2023 report and recommendation for resolving the parties' cross-motions for summary judgment, and asked the parties to file new motions. The parties subsequently filed their new summary judgment motions, which are pending.

LIBOR

Beginning in 2011, several individual and putative class actions were filed against the Corporation, BANA, and certain Merrill Lynch entities, as well as other banks on the U.S. Dollar LIBOR panel. These actions alleged that defendants manipulated LIBOR during the financial crisis and asserted a variety of claims, including federal and state antitrust, Commodity Exchange Act, Racketeer Influenced and Corrupt Organizations Act, Securities Exchange Act of 1934, common law fraud, and breach of contract claims and sought compensatory, treble and punitive damages, and injunctive relief. All remaining cases are pending in the U.S. District Court for the Southern District of New York. Defendants' motion for summary judgment is pending on all remaining claims, brought by individual plaintiffs and one class of plaintiffs who purchased over-the-counter instruments incorporating LIBOR.

Unemployment Insurance Prepaid Cards

Beginning in January 2021, BANA was named as a defendant in putative class action and mass action lawsuits related to its administration of prepaid debit cards to distribute unemployment and other state benefits for the State of California, which was the largest program administered by BANA as measured by total benefits and number of participants. These lawsuits have been consolidated into a multidistrict litigation in the U.S. District Court for the Southern District of California where plaintiffs assert claims for violations of the Electronic Fund Transfer Act, state statutory and common law claims and due process, and seek monetary damages and injunctive relief based on allegations that BANA failed to properly investigate and remediate cardholder claims of fraudulent transactions and to prevent fraud, among other allegations.

NOTE 13 Shareholders' Equity

Common Stock

Declared Quarterly Cash Dividends on Common Stock [1]

Declaration Date	Record Date	Payment Date	Dividend Per Share
January 29, 2025	March 7, 2025	March 28, 2025	$ 0.26
October 16, 2024	December 6, 2024	December 27, 2024	0.26
July 24, 2024	September 6, 2024	September 27, 2024	0.26
April 25, 2024	June 7, 2024	June 28, 2024	0.24
January 31, 2024	March 1, 2024	March 29, 2024	0.24

[1] In 2024, and through February 25, 2025.

The cash dividends paid per share of common stock were $1.00, $0.92 and $0.86 for 2024, 2023 and 2022, respectively.

The table below summarizes common stock repurchases during 2024, 2023 and 2022.

Common Stock Repurchase Summary

(in millions)	2024	2023	2022
Total share repurchases, including CCAR capital plan repurchases	332	147	126
Purchase price of shares repurchased and retired [1]	$13,104	$ 4,576	$ 5,073

[1] Consists of repurchases pursuant to the Corporation's CCAR capital plans.

During 2024, in connection with employee stock plans, the Corporation issued 75 million shares of its common stock and, to satisfy tax withholding obligations, repurchased 28 million shares of common stock. At December 31, 2024, the Corporation had reserved 552 million unissued shares of common stock for future issuances under employee stock plans, convertible notes and preferred stock.

Preferred Stock

The cash dividends declared on preferred stock were $1.6 billion in 2024, 2023 and 2022.

During 2024, the Corporation fully redeemed Series X, Series U, Series JJ and Series Z stock at their liquidation preference values for a total of $5.3 billion.

All series of preferred stock in the Preferred Stock Summary table have a par value of $0.01 per share, are not subject to the operation of a sinking fund, have no participation rights, and with the exception of the Series L Preferred Stock, are not convertible. The holders of the Series B Preferred Stock and Series 1 through 5 Preferred Stock have general voting rights and vote together with the common stock. The holders of the other series included in the table have no general voting rights. All outstanding series of preferred stock of the Corporation have preference over the Corporation's common stock with respect to the payment of dividends and distribution of the Corporation's assets in the event of a liquidation or dissolution. With the exception of the Series B, F and G Preferred Stock, if any dividend payable on these series is in arrears for three or more semi-annual or six or more quarterly dividend periods, as applicable (whether consecutive or not), the holders of these series and any other class or series of preferred stock ranking equally as to payment of dividends and upon which equivalent voting rights have been conferred and are exercisable (voting as a single class) will be entitled to vote for the election of two additional directors. These voting rights terminate when the Corporation has paid in full dividends on these series for at least two semi-annual or four quarterly dividend periods, as applicable, following the dividend arrearage.

The 7.25% Non-Cumulative Perpetual Convertible Preferred Stock, Series L (Series L Preferred Stock) does not have early redemption/call rights. Each share of the Series L Preferred Stock may be converted at any time, at the option of the holder, into 20 shares of the Corporation's common stock plus cash in lieu of fractional shares. The Corporation may cause some or all of the Series L Preferred Stock, at its option, at any time or from time to time, to be converted into shares of common stock at the then-applicable conversion rate if, for 20 trading days during any period of 30 consecutive trading days, the closing price of common stock exceeds 130 percent of the then-applicable conversion price of the Series L Preferred Stock. If a conversion of Series L Preferred Stock occurs at the option of the holder, subsequent to a dividend record date but prior to the dividend payment date, the Corporation will still pay any accrued dividends payable.

The following table presents a summary of perpetual preferred stock outstanding at December 31, 2024.

Preferred Stock Summary

(Dollars in millions, except as noted)

Series	Description	Initial Issuance Date	Total Shares Outstanding	Liquidation Preference per Share (in dollars)	Carrying Value	Per Annum Dividend Rate	Dividend per Share (in dollars)[1]	Annual Dividend	Redemption Period [2]
Series B	7.000% Cumulative Redeemable	June 1997	7,065	$ 100	$ 1	7.00 %	$ 7	$ —	n/a
Series E [3]	Floating Rate Non-Cumulative	November 2006	12,317	25,000	308	3-mo. CME Term SOFR + 61.161 bps [4][5]	1.50	18	On or after November 15, 2011
Series F	Floating Rate Non-Cumulative	March 2012	1,409	100,000	141	3-mo. CME Term SOFR + 66.161 bps [4][5]	6,010.54	8	On or after March 15, 2012
Series G	Adjustable Rate Non-Cumulative	March 2012	4,925	100,000	492	3-mo. CME Term SOFR + 66.161 bps [4][5]	6,010.54	30	On or after March 15, 2012
Series L	7.25% Non-Cumulative Perpetual Convertible	January 2008	3,080,182	1,000	3,080	7.25 %	72.50	223	n/a
Series AA [6]	Fixed-to-Floating Rate Non-Cumulative	March 2015	76,000	25,000	1,900	6.100% to, but excluding, 3/17/25; 3-mo. CME Term SOFR + 415.961 bps thereafter [5]	61.00	116	On or after March 17, 2025
Series DD [6]	Fixed-to-Floating Rate Non-Cumulative	March 2016	40,000	25,000	1,000	6.300% to, but excluding, 3/10/26; 3-mo. CME Term SOFR + 481.461 bps thereafter [5]	63.00	63	On or after March 10, 2026
Series FF [6]	Fixed-to-Floating Rate Non-Cumulative	March 2018	90,833	25,000	2,271	5.875% to, but excluding, 3/15/28; 3-mo. CME Term SOFR + 319.261 bps thereafter [5]	58.75	133	On or after March 15, 2028
Series GG [3]	6.000% Non-Cumulative	May 2018	54,000	25,000	1,350	6.000 %	1.50	81	On or after May 16, 2023
Series HH [3]	5.875% Non-Cumulative	July 2018	34,049	25,000	851	5.875 %	1.47	50	On or after July 24, 2023
Series KK [3]	5.375% Non-Cumulative	June 2019	55,273	25,000	1,382	5.375 %	1.34	74	On or after June 25, 2024
Series LL [3]	5.000% Non-Cumulative	September 2019	52,045	25,000	1,301	5.000 %	1.25	65	On or after September 17, 2024
Series MM [6]	Fixed-to-Floating Rate Non-Cumulative	January 2020	30,753	25,000	769	4.300% to, but excluding, 1/28/25; 3-mo. CME Term SOFR + 292.561 bps thereafter [5]	43.00	33	On or after January 28, 2025
Series NN [3]	4.375% Non-Cumulative	October 2020	42,993	25,000	1,075	4.375 %	1.09	47	On or after November 3, 2025
Series PP [3]	4.125% Non-Cumulative	January 2021	36,500	25,000	912	4.125 %	1.03	38	On or after February 2, 2026
Series QQ [3]	4.250% Non-Cumulative	October 2021	51,879	25,000	1,297	4.250 %	1.06	55	On or after November 17, 2026
Series RR [7]	4.375% Fixed-Rate Reset Non-Cumulative	January 2022	66,738	25,000	1,668	4.375% to, but excluding 1/27/27; 5-yr U.S. Treasury Rate + 276 bps thereafter	43.75	73	On or after January 27, 2027
Series SS [3]	4.750% Non-Cumulative	January 2022	27,463	25,000	687	4.750 %	1.19	33	On or after February 17, 2027
Series TT [7]	6.125% Fixed-Rate Reset Non-Cumulative	April 2022	80,000	25,000	2,000	6.125% to, but excluding, 4/27/27; 5-yr U.S. Treasury Rate + 323.1 bps thereafter	61.25	122	On or after April 27, 2027
Series 1 [8]	Floating Rate Non-Cumulative	November 2004	3,185	30,000	96	3-mo. CME Term SOFR + 101.161 bps [5][9]	1.57	6	On or after November 28, 2009
Series 2 [8]	Floating Rate Non-Cumulative	March 2005	9,967	30,000	299	3-mo. CME Term SOFR + 91.161 bps [5][9]	1.57	19	On or after November 28, 2009
Series 4 [8]	Floating Rate Non-Cumulative	November 2005	7,010	30,000	210	3-mo. CME Term SOFR + 101.161 bps [4][5]	1.60	13	On or after November 28, 2010
Series 5 [8]	Floating Rate Non-Cumulative	March 2007	13,331	30,000	400	3-mo. CME Term SOFR + 76.161 bps [4][5]	1.54	25	On or after May 21, 2012
Issuance costs and certain adjustments					(331)				
Total			**3,877,917**		**$23,159**				

[1] For all series of preferred stock other than Series B, Series F, Series G and Series L, "Dividend per Share" means the amount of dividends per depositary share of such series.

[2] The Corporation may redeem series of preferred stock on or after the redemption date, in whole or in part, at its option, at the liquidation preference plus declared and unpaid dividends. Series B and Series L Preferred Stock do not have early redemption/call rights.

[3] Ownership is held in the form of depositary shares, each representing a 1/1,000th interest in a share of preferred stock, paying a quarterly cash dividend, if and when declared.

[4] Subject to 4.00% minimum rate per annum.

[5] The number of basis points to be added to 3-mo. Term SOFR is equal to the original basis point spread applicable to floating rate periods when the preferred stock was originally issued, plus a tenor spread adjustment of 26.161 bps relating to the transition from 3-mo. LIBOR to 3-mo. Term SOFR.

[6] Ownership is held in the form of depositary shares, each representing a 1/25th interest in a share of preferred stock, paying a semi-annual cash dividend, if and when declared, until the first redemption date at which time, it adjusts to a quarterly cash dividend, if and when declared, thereafter.

[7] Ownership is held in the form of depositary shares, each representing a 1/25th interest in a share of preferred stock, paying a quarterly cash dividend, if and when declared.

[8] Ownership is held in the form of depositary shares, each representing a 1/1,200th interest in a share of preferred stock, paying a quarterly cash dividend, if and when declared.

[9] Subject to 3.00% minimum rate per annum.

n/a = not applicable

NOTE 14 Accumulated Other Comprehensive Income (Loss)

The table below presents the changes in accumulated OCI after-tax for 2024, 2023 and 2022.

(Dollars in millions)	Debt Securities	Debit Valuation Adjustments	Derivatives	Employee Benefit Plans	Foreign Currency	Total
Balance, December 31, 2021	$ 3,045	$ (1,636)	$ (1,880)	$ (3,642)	$ (991)	$ (5,104)
Net change	(6,028)	755	(10,055)	(667)	(57)	(16,052)
Balance, December 31, 2022	$ (2,983)	$ (881)	$ (11,935)	$ (4,309)	$ (1,048)	$ (21,156)
Net change	573	(686)	3,919	(439)	1	3,368
Balance, December 31, 2023	$ (2,410)	$ (1,567)	$ (8,016)	$ (4,748)	$ (1,047)	$ (17,788)
Net change	**158**	**(127)**	**2,428**	**131**	**(87)**	**2,503**
Balance, December 31, 2024	**$ (2,252)**	**$ (1,694)**	**$ (5,588)**	**$ (4,617)**	**$ (1,134)**	**$ (15,285)**

The table below presents the net change in fair value recorded in accumulated OCI, net realized gains and losses reclassified into earnings and other changes for each component of OCI pre- and after-tax for 2024, 2023 and 2022.

(Dollars in millions)	**2024** Pretax	**2024** Tax effect	**2024** After-tax	2023 Pretax	2023 Tax effect	2023 After-tax	2022 Pretax	2022 Tax effect	2022 After-tax
Debt securities:									
Net increase (decrease) in fair value	**$ 185**	**$ (49)**	**$ 136**	$ 348	$ (79)	$ 269	$ (7,995)	$ 1,991	$ (6,004)
Net realized (gains) losses reclassified into earnings [1]	**29**	**(7)**	**22**	405	(101)	304	(32)	8	(24)
Net change	**214**	**(56)**	**158**	753	(180)	573	(8,027)	1,999	(6,028)
Debit valuation adjustments:									
Net increase (decrease) in fair value	**(180)**	**45**	**(135)**	(917)	223	(694)	980	(237)	743
Net realized (gains) losses reclassified into earnings [1]	**12**	**(4)**	**8**	11	(3)	8	16	(4)	12
Net change	**(168)**	**41**	**(127)**	(906)	220	(686)	996	(241)	755
Derivatives:									
Net increase (decrease) in fair value	**433**	**(107)**	**326**	2,064	(514)	1,550	(13,711)	3,430	(10,281)
Reclassifications into earnings:									
Net interest income	**2,692**	**(674)**	**2,018**	1,153	(288)	865	332	(84)	248
Market making and similar activities	**146**	**(35)**	**111**	2,031	(508)	1,523	—	—	—
Compensation and benefits expense	**(35)**	**8**	**(27)**	(25)	6	(19)	(29)	7	(22)
Net realized (gains) losses reclassified into earnings	**2,803**	**(701)**	**2,102**	3,159	(790)	2,369	303	(77)	226
Net change	**3,236**	**(808)**	**2,428**	5,223	(1,304)	3,919	(13,408)	3,353	(10,055)
Employee benefit plans:									
Net increase (decrease) in fair value	**29**	**(8)**	**21**	(642)	162	(480)	(1,103)	276	(827)
Net actuarial losses and other reclassified into earnings [2]	**148**	**(37)**	**111**	56	(16)	40	198	(49)	149
Settlements, curtailments and other	**(1)**	**—**	**(1)**	1	—	1	11	—	11
Net change	**176**	**(45)**	**131**	(585)	146	(439)	(894)	227	(667)
Foreign currency:									
Net increase (decrease) in fair value	**521**	**(615)**	**(94)**	(177)	192	15	332	(390)	(58)
Net realized (gains) losses reclassified into earnings [1]	**41**	**(34)**	**7**	(48)	34	(14)	—	1	1
Net change	**562**	**(649)**	**(87)**	(225)	226	1	332	(389)	(57)
Total other comprehensive income (loss)	**$ 4,020**	**$ (1,517)**	**$ 2,503**	$ 4,260	$ (892)	$ 3,368	$(21,001)	$ 4,949	$(16,052)

(1) Reclassifications of pretax debt securities, DVA and foreign currency (gains) losses are recorded in other income in the Consolidated Statement of Income.
(2) Reclassifications of pretax employee benefit plan costs are recorded in other general operating expense in the Consolidated Statement of Income.

NOTE 15 Earnings Per Common Share

The calculation of EPS and diluted EPS for 2024, 2023 and 2022 is presented below. For more information on the calculation of EPS, see *Note 1 – Summary of Significant Accounting Principles.*

(In millions, except per share information)	2024		2023		2022
Earnings per common share					
Net income	$ 27,132	$	26,515	$	27,528
Preferred stock dividends	(1,629)		(1,649)		(1,513)
Net income applicable to common shareholders	$ 25,503	$	24,866	$	26,015
Average common shares issued and outstanding	7,855.5		8,028.6		8,113.7
Earnings per common share	$ 3.25	$	3.10	$	3.21
Diluted earnings per common share					
Net income applicable to common shareholders	$ 25,503	$	24,866	$	26,015
Average common shares issued and outstanding	7,855.5		8,028.6		8,113.7
Dilutive potential common shares [1]	80.3		51.9		53.8
Total diluted average common shares issued and outstanding	7,935.8		8,080.5		8,167.5
Diluted earnings per common share	$ 3.21	$	3.08	$	3.19

[1] Includes incremental dilutive shares from preferred stock, restricted stock units, restricted stock and warrants.

For 2024, 2023 and 2022, 62 million average dilutive potential common shares associated with the Series L preferred stock were not included in the diluted share count because the result would have been antidilutive under the "if-converted" method.

NOTE 16 Regulatory Requirements and Restrictions

The Federal Reserve, OCC and FDIC (collectively, U.S. banking regulators) jointly establish regulatory capital adequacy rules, including Basel 3, for U.S. banking organizations. As a financial holding company, the Corporation is subject to capital adequacy rules issued by the Federal Reserve. The Corporation's banking entity affiliates are subject to capital adequacy rules issued by the OCC.

The Corporation and its primary banking entity affiliate, BANA, are Advanced approaches institutions under Basel 3. As Advanced approaches institutions, the Corporation and its banking entity affiliates are required to report regulatory risk-based capital ratios and risk-weighted assets under both the Standardized and Advanced approaches. The approach that yields the lower ratio is used to assess capital adequacy, including under the Prompt Corrective Action (PCA) framework.

The Corporation is required to maintain a minimum supplementary leverage ratio (SLR) of 3.0 percent plus a leverage buffer of 2.0 percent in order to avoid certain restrictions on capital distributions and discretionary bonus payments to executive officers. The Corporation's insured depository institution subsidiaries are required to maintain a minimum 6.0 percent SLR to be considered well capitalized under the PCA framework.

The following table presents capital ratios and related information in accordance with Basel 3 Standardized and Advanced approaches as measured at December 31, 2024 and 2023 for the Corporation and BANA.

Regulatory Capital under Basel 3

(Dollars in millions, except as noted)	Bank of America Corporation			Bank of America, N.A.		
	Standardized Approach [1]	Advanced Approaches [1]	Regulatory Minimum [2]	Standardized Approach [1]	Advanced Approaches [1]	Regulatory Minimum [3]
	December 31, 2024					
Risk-based capital metrics:						
Common equity tier 1 capital	$ 201,083	$ 201,083		$ 194,341	$ 194,341	
Tier 1 capital	223,458	223,458		194,341	194,341	
Total capital [4]	255,363	244,809		209,256	198,923	
Risk-weighted assets (in billions)	1,696	1,490		1,444	1,151	
Common equity tier 1 capital ratio	11.9 %	13.5 %	10.7 %	13.5 %	16.9 %	7.0 %
Tier 1 capital ratio	13.2	15.0	12.2	13.5	16.9	8.5
Total capital ratio	15.1	16.4	14.2	14.5	17.3	10.5
Leverage-based metrics:						
Adjusted quarterly average assets (in billions) [5]	$ 3,240	$ 3,240		$ 2,546	$ 2,546	
Tier 1 leverage ratio	6.9 %	6.9 %	4.0	7.6 %	7.6 %	5.0
Supplementary leverage exposure (in billions)		$ 3,818			$ 3,015	
Supplementary leverage ratio		5.9 %	5.0		6.4 %	6.0
	December 31, 2023					
Risk-based capital metrics:						
Common equity tier 1 capital	$ 194,928	$ 194,928		$ 187,621	$ 187,621	
Tier 1 capital	223,323	223,323		187,621	187,621	
Total capital [4]	251,399	241,449		201,932	192,175	
Risk-weighted assets (in billions)	1,651	1,459		1,395	1,114	
Common equity tier 1 capital ratio	11.8 %	13.4 %	9.5 %	13.5 %	16.8 %	7.0 %
Tier 1 capital ratio	13.5	15.3	11.0	13.5	16.8	8.5
Total capital ratio	15.2	16.6	13.0	14.5	17.2	10.5
Leverage-based metrics:						
Adjusted quarterly average assets (in billions) [5]	$ 3,135	$ 3,135		$ 2,471	$ 2,471	
Tier 1 leverage ratio	7.1 %	7.1 %	4.0	7.6 %	7.6 %	5.0
Supplementary leverage exposure (in billions)		$ 3,676			$ 2,910	
Supplementary leverage ratio		6.1 %	5.0		6.4 %	6.0

[1] As of December 31, 2024 and 2023, capital ratios are calculated using the regulatory capital rule that allows a five-year transition period related to the adoption of the current expected credit losses accounting standard on January 1, 2020.
[2] The CET1 capital regulatory minimum is the sum of the CET1 capital ratio minimum of 4.5 percent, the Corporation's G-SIB surcharge of 3.0 percent at December 31, 2024 and 2.5 percent at December 31, 2023, and SCB (under the Standardized approach) of 3.2 percent at December 31, 2024 and 2.5 percent at December 31, 2023. The countercyclical capital buffer was zero for both periods. The SLR regulatory minimum includes a leverage buffer of 2.0 percent.
[3] Risk-based capital regulatory minimums at both December 31, 2024 and 2023 are the minimum ratios under Basel 3 including a capital conservation buffer of 2.5 percent. The regulatory minimums for the leverage ratios as of both period ends are the percent required to be considered well capitalized under the PCA framework.
[4] Total capital under the Advanced approaches differs from the Standardized approach due to differences in the amount permitted in Tier 2 capital related to the qualifying allowance for credit losses.
[5] Reflects total average assets adjusted for certain Tier 1 capital deductions.

The capital adequacy rules issued by the U.S. banking regulators require institutions to meet the established minimums outlined in the table above. Failure to meet the minimum requirements can lead to certain mandatory and discretionary actions by regulators that could have a material adverse impact on the Corporation's financial position. At December 31, 2024 and 2023, the Corporation and its banking entity affiliates were well capitalized.

Other Regulatory Matters

At December 31, 2024 and 2023, the Corporation had cash and cash equivalents in the amount of $4.0 billion and $3.6 billion, and securities with a fair value of $18.3 billion and $18.0 billion that were segregated in compliance with securities regulations. Cash and cash equivalents segregated in compliance with securities regulations are a component of restricted cash. For more information, see *Note 10 – Securities Financing Agreements, Short-term Borrowings, Collateral and Restricted Cash*. In addition, at December 31, 2024 and 2023, the Corporation had cash deposited with clearing organizations of $21.5 billion and $23.7 billion primarily recorded in other assets on the Consolidated Balance Sheet.

Bank Subsidiary Distributions

The primary sources of funds for cash distributions by the Corporation to its shareholders are capital distributions received from its bank subsidiaries, BANA and Bank of America California, N.A. In 2024, the Corporation received dividends of $20.8 billion from BANA and $500 million from Bank of America California, N.A.

The amount of dividends that a subsidiary bank may declare in a calendar year without OCC approval is the subsidiary bank's net profits for that year combined with its retained net profits for the preceding two years. Retained net profits, as defined by the OCC, consist of net income less dividends declared during the period. In 2025, BANA can declare and pay dividends of approximately $13.0 billion to the Corporation plus an additional amount equal to its retained net profits for 2025 up to the date of any such dividend declaration.

NOTE 17 Employee Benefit Plans

Pension and Postretirement Plans

The Corporation sponsors a qualified noncontributory trusteed pension plan (Qualified Pension Plan), a number of noncontributory nonqualified pension plans and postretirement health and life plans that cover eligible employees. Non-U.S. pension plans sponsored by the Corporation vary based on the country and local practices.

The Qualified Pension Plan has a balance guarantee feature for account balances with participant-selected investments, applied at the time a benefit payment is made from the plan that effectively provides principal protection for participant balances transferred and certain compensation credits. The Corporation is responsible for funding any shortfall on the guarantee feature.

Benefits earned under the Qualified Pension Plan have been frozen. Thereafter, the cash balance accounts continue to earn investment credits or interest credits in accordance with the terms of the plan document.

The Corporation has an annuity contract that guarantees the payment of benefits vested under a terminated U.S. pension plan (Other Pension Plan). The Corporation, under a supplemental agreement, may be responsible for or benefit from actual experience and investment performance of the annuity assets. The Corporation made no contribution under this agreement in 2024 or 2023. Contributions may be required in the future under this agreement.

The Corporation's noncontributory, nonqualified pension plans are unfunded and provide supplemental defined pension benefits to certain eligible employees.

In addition to retirement pension benefits, certain benefits-eligible employees may become eligible to continue participation as retirees in health care and/or life insurance plans sponsored by the Corporation. These plans are referred to as the Postretirement Health and Life Plans.

The Pension and Postretirement Plans table summarizes the changes in the fair value of plan assets, changes in the projected benefit obligation (PBO), the funded status of both the accumulated benefit obligation (ABO) and the PBO, and the weighted-average assumptions used to determine benefit obligations for the pension plans and postretirement plans at December 31, 2024 and 2023. The estimate of the Corporation's PBO associated with these plans considers various actuarial assumptions, including assumptions for mortality rates and discount rates. The discount rate assumptions are derived from a cash flow matching technique that utilizes rates that are based on Aa-rated corporate bonds with cash flows that match estimated benefit payments of each of the plans. The increases in the weighted-average discount rates in 2024 resulted in a decrease to the PBO of $767 million at December 31, 2024. The decreases in the weighted-average discount rates in 2023 resulted in an increase to the PBO of approximately $511 million at December 31, 2023. Significant gains and losses related to changes in the PBO for 2024 and 2023 primarily resulted from changes in the discount rate.

Pension and Postretirement Plans [1]

(Dollars in millions)	Qualified Pension Plan 2024	Qualified Pension Plan 2023	Non-U.S. Pension Plans 2024	Non-U.S. Pension Plans 2023	Nonqualified and Other Pension Plans 2024	Nonqualified and Other Pension Plans 2023	Postretirement Health and Life Plans 2024	Postretirement Health and Life Plans 2023
Fair value, January 1	$ 17,632	$ 17,258	$ 1,779	$ 1,728	$ 1,849	$ 1,886	$ 98	$ 107
Actual return on plan assets	984	1,436	(103)	17	33	103	4	5
Company contributions	—	—	24	28	80	80	16	43
Plan participant contributions	—	—	1	1	—	—	106	102
Settlements and curtailments	—	—	(1)	(12)	—	—	—	—
Benefits paid	(992)	(1,062)	(77)	(80)	(223)	(220)	(136)	(159)
Foreign currency exchange rate changes	n/a	n/a	(43)	97	n/a	n/a	n/a	n/a
Fair value, December 31	$ 17,624	$ 17,632	$ 1,580	$ 1,779	$ 1,739	$ 1,849	$ 88	$ 98
Change in projected benefit obligation								
Projected benefit obligation, January 1	$ 11,769	$ 11,580	$ 1,974	$ 1,752	$ 2,092	$ 2,109	$ 672	$ 700
Service cost	—	—	31	27	—	—	2	2
Interest cost	587	616	86	80	103	111	33	36
Plan participant contributions	—	—	1	1	—	—	106	102
Plan amendments	—	—	(9)	4	—	—	—	—
Settlements and curtailments	—	—	(1)	(12)	—	—	—	—
Actuarial loss (gain)	(259)	635	(185)	121	(6)	92	(37)	(9)
Benefits paid	(992)	(1,062)	(77)	(80)	(223)	(220)	(136)	(160)
Foreign currency exchange rate changes	n/a	n/a	(51)	81	n/a	n/a	—	1
Projected benefit obligation, December 31	$ 11,105	$ 11,769	$ 1,769	$ 1,974	$ 1,966	$ 2,092	$ 640	$ 672
Amounts recognized on Consolidated Balance Sheet								
Other assets	$ 6,519	$ 5,863	$ 234	$ 235	$ 431	$ 452	$ —	$ —
Accrued expenses and other liabilities	—	—	(423)	(430)	(658)	(695)	(552)	(574)
Net amount recognized, December 31	$ 6,519	$ 5,863	$ (189)	$ (195)	$ (227)	$ (243)	$ (552)	$ (574)
Funded status, December 31								
Accumulated benefit obligation	$ 11,105	$ 11,769	$ 1,696	$ 1,903	$ 1,966	$ 2,091	n/a	n/a
Overfunded (unfunded) status of ABO	6,519	5,863	(116)	(124)	(227)	(242)	n/a	n/a
Provision for future salaries	—	—	73	71	—	1	n/a	n/a
Projected benefit obligation	11,105	11,769	1,769	1,974	1,966	2,092	$ 640	$ 672
Weighted-average assumptions, December 31								
Discount rate	5.67 %	5.13 %	5.15 %	4.48 %	5.61 %	5.19 %	5.78 %	5.17 %
Rate of compensation increase	n/a	n/a	4.35	4.33	4.00	4.00	n/a	n/a
Interest-crediting rate	5.42 %	5.43 %	2.08	1.98	4.73	4.91	n/a	n/a

[1] The measurement date for all of the above plans was December 31 of each year reported.
n/a = not applicable

The Corporation's estimate of its contributions to be made to the Non-U.S. Pension Plans, Nonqualified and Other Pension Plans, and Postretirement Health and Life Plans in 2025 is $13 million, $90 million and $29 million, respectively. The Corporation does not expect to make a contribution to the Qualified Pension Plan in 2025. It is the policy of the Corporation to fund no less than the minimum funding amount required by the Employee Retirement Income Security Act of 1974 (ERISA).

Pension Plans with ABO and PBO in excess of plan assets as of December 31, 2024 and 2023 are presented in the table below. For these plans, funding strategies vary due to legal requirements and local practices.

Plans with ABO and PBO in Excess of Plan Assets

(Dollars in millions)	Non-U.S. Pension Plans		Nonqualified and Other Pension Plans	
	2024	2023	2024	2023
PBO	$ 496	$ 499	$ 659	$ 695
ABO	433	445	659	695
Fair value of plan assets	75	75	—	1

Components of Net Periodic Benefit Cost

(Dollars in millions)	Qualified Pension Plan			Non-U.S. Pension Plans		
	2024	2023	2022	2024	2023	2022
Components of net periodic benefit cost (income)						
Service cost	$ —	$ —	$ —	$ 31	$ 27	$ 29
Interest cost	587	616	438	86	80	53
Expected return on plan assets	(1,206)	(1,191)	(1,204)	(89)	(72)	(59)
Amortization of actuarial loss (gain) and prior service cost	134	94	140	16	11	14
Recognized loss (gain) due to settlements, curtailments, and other	—	—	—	(1)	1	10
Net periodic benefit cost (income)	$ (485)	$ (481)	$ (626)	$ 43	$ 47	$ 47
Weighted-average assumptions used to determine net cost for years ended December 31						
Discount rate	5.13 %	5.54 %	2.86 %	4.48 %	4.59 %	1.85 %
Expected return on plan assets	6.50	6.50	5.75	5.18	4.17	2.17
Rate of compensation increase	n/a	n/a	n/a	4.33	4.25	4.46

(Dollars in millions)	Nonqualified and Other Pension Plans			Postretirement Health and Life Plans		
	2024	2023	2022	2024	2023	2022
Components of net periodic benefit cost (income)						
Service cost	$ —	$ —	$ —	$ 2	$ 2	$ 4
Interest cost	103	111	74	33	36	25
Expected return on plan assets	(90)	(97)	(59)	(3)	(2)	(2)
Amortization of actuarial loss (gain) and prior service cost	33	29	54	(35)	(78)	(9)
Recognized loss (gain) due to settlements, curtailments, and other	—	—	1	—	—	—
Net periodic benefit cost (income)	$ 46	$ 43	$ 70	$ (3)	$ (42)	$ 18
Weighted-average assumptions used to determine net cost for years ended December 31						
Discount rate	5.19 %	5.58 %	2.80 %	5.17 %	5.56 %	2.85 %
Expected return on plan assets	4.73	4.98	2.38	3.40	2.00	2.00
Rate of compensation increase	4.00	4.00	4.00	n/a	n/a	n/a

n/a = not applicable

The asset valuation method used to calculate the expected return on plan assets component of net periodic benefit cost for the Qualified Pension Plan recognizes 60 percent of the prior year's market gains or losses at the next measurement date with the remaining 40 percent spread equally over the subsequent four years.

Gains and losses for all benefit plans except postretirement health care are recognized in accordance with the standard amortization provisions of the applicable accounting guidance. Net periodic postretirement health and life expense was determined using the "projected unit credit" actuarial method. For the U.S. Postretirement Health Plans, 50 percent of the unrecognized gain or loss at the beginning of the year (or at subsequent remeasurement) is recognized on a level basis during the year.

Assumed health care cost trend rates affect the postretirement benefit obligation and benefit cost reported for the Postretirement Health and Life Plans. The assumed health care cost trend rate used to measure the expected cost of benefits covered by the U.S. Postretirement Health and Life Plans is 6.25 percent for 2025, reducing in steps to 5.00 percent in 2028 and later years.

The Corporation's net periodic benefit cost (income) recognized for the plans is sensitive to the discount rate and expected return on plan assets. For the Qualified Pension Plan, Non-U.S. Pension Plans, Nonqualified and Other Pension Plans, and Postretirement Health and Life Plans, a 25 bps decline in discount rates and expected return on assets would not have had a significant impact on the net periodic benefit cost for 2024.

Pretax Amounts included in Accumulated OCI and OCI

(Dollars in millions)	Qualified Pension Plan		Non-U.S. Pension Plans		Nonqualified and Other Pension Plans		Postretirement Health and Life Plans		Total	
	2024	2023	**2024**	2023	**2024**	2023	**2024**	2023	**2024**	2023
Net actuarial loss (gain)	**$ 4,901**	$ 5,072	**$ 468**	$ 478	**$ 870**	$ 852	**$ (128)**	$ (125)	**$ 6,111**	$ 6,277
Prior service cost (credits)	**—**	—	**36**	46	**—**	—	**—**	—	**36**	46
Amounts recognized in accumulated OCI	**$ 4,901**	$ 5,072	**$ 504**	$ 524	**$ 870**	$ 852	**$ (128)**	$ (125)	**$ 6,147**	$ 6,323
Current year actuarial loss (gain)	**$ (37)**	$ 391	**$ 5**	$ 177	**$ 51**	$ 85	**$ (38)**	$ (15)	**$ (19)**	$ 638
Amortization of actuarial gain (loss) and prior service cost	**(134)**	(94)	**(16)**	(12)	**(33)**	(29)	**35**	78	**(148)**	(57)
Current year prior service cost (credit)	**—**	—	**(9)**	4	**—**	—	**—**	—	**(9)**	4
Amounts recognized in OCI	**$ (171)**	$ 297	**$ (20)**	$ 169	**$ 18**	$ 56	**$ (3)**	$ 63	**$ (176)**	$ 585

Plan Assets

The Qualified Pension Plan has been established as a retirement vehicle for participants, and trusts have been established to secure benefits promised under the Qualified Pension Plan. The Corporation's policy is to invest the trust assets in a prudent manner for the exclusive purpose of providing benefits to participants and defraying reasonable expenses of administration. The Corporation's investment strategy is designed to provide a total return that, over the long term, increases the ratio of assets to liabilities. The strategy attempts to maximize the investment return on assets at a level of risk deemed appropriate by the Corporation while complying with ERISA and any applicable regulations and laws. The investment strategy utilizes asset allocation as a principal determinant for establishing the risk/return profile of the assets. Asset allocation ranges are established, periodically reviewed and adjusted as funding levels and liability characteristics change. Active and passive investment managers are employed to help enhance the risk/return profile of the assets. An additional aspect of the investment strategy used to minimize risk (part of the asset allocation plan) includes matching the exposure of participant-selected investment measures.

The assets of the Non-U.S. Pension Plans are primarily attributable to a U.K. pension plan. This U.K. pension plan's assets are invested prudently so that the benefits promised to members are provided with consideration given to the nature and the duration of the plans' liabilities. The selected asset allocation strategy is designed to achieve a higher return than the lowest risk strategy.

The expected rate of return on plan assets assumption was developed through analysis of historical market returns, historical asset class volatility and correlations, current market conditions, anticipated future asset allocations, the funds' past experience and expectations on potential future market returns. The expected return on plan assets assumption is determined using the calculated market-related value for the Qualified Pension Plan and the Other Pension Plan and the fair value for the Non-U.S. Pension Plans and Postretirement Health and Life Plans. The expected return on plan assets assumption represents a long-term average view of the performance of the assets in the Qualified Pension Plan, the Non-U.S. Pension Plans, the Other Pension Plan, and Postretirement Health and Life Plans, a return that may or may not be achieved during any one calendar year. The Other Pension Plan is invested solely in an annuity contract, which is primarily invested in fixed-income securities structured such that asset maturities match the duration of the plan's obligations.

The target allocations for 2025 by asset category for the Qualified Pension Plan, Non-U.S. Pension Plans, and Nonqualified and Other Pension Plans are presented in the table below. Equity securities for the Qualified Pension Plan include common stock of the Corporation in the amounts of $386 million (2.19 percent of total plan assets) and $299 million (1.69 percent of total plan assets) at December 31, 2024, and 2023.

2025 Target Allocation

	Percentage		
Asset Category	Qualified Pension Plan	Non-U.S. Pension Plans	Nonqualified and Other Pension Plans
Equity securities	10 - 40%	0 - 10%	0 - 5%
Debt securities	50 - 85%	50 - 80%	95 - 100%
Real estate	0 - 10%	0 - 10%	0 - 5%
Other	0 - 10%	20 - 45%	0 - 5%

Fair Value Measurements

For more information on fair value measurements, including descriptions of Level 1, 2 and 3 of the fair value hierarchy and the valuation methods employed by the Corporation, see *Note 1 – Summary of Significant Accounting Principles* and *Note 20 – Fair Value Measurements*. Combined plan investment assets measured at fair value by level and in total at December 31, 2024 and 2023 are summarized in the Fair Value Measurements table.

Fair Value Measurements

(Dollars in millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
			December 31, 2024				December 31, 2023	
Money market and interest-bearing cash	$ 1,103	$ —	$ —	$ 1,103	$ 1,013	$ —	$ —	$ 1,013
U.S. government and government agency obligations	3,875	754	3	4,632	3,692	729	4	4,425
Corporate debt	—	2,931	—	2,931	—	3,343	—	3,343
Non-U.S. debt securities	474	889	—	1,363	567	987	—	1,554
Asset-backed securities	—	1,361	—	1,361	—	1,464	—	1,464
Mutual and exchange-traded funds	920	—	—	920	953	—	—	953
Collective investment funds	—	2,670	—	2,670	—	2,350	—	2,350
Common and preferred stocks	3,795	—	—	3,795	4,027	—	—	4,027
Real estate investment trusts	36	—	—	36	45	—	—	45
Participant loans	—	—	6	6	—	—	6	6
Other investments [1]	1	11	451	463	1	47	427	475
Total plan investment assets, at fair value [2]	$ 10,204	$ 8,616	$ 460	$ 19,280	$ 10,298	$ 8,920	$ 437	$ 19,655

[1] Other investments includes insurance annuity contracts of $432 million and $404 million and other various investments of $31 million and $71 million at December 31, 2024 and 2023.
[2] At December 31, 2024 and 2023, excludes $1.8 billion and $1.7 billion of certain investments that are measured at fair value using the net asset value per share (or its equivalent) as a practical expedient and are not required to be classified in the fair value hierarchy.

Level 3 Fair Value Measurements

Investments classified in level 3 of the fair value hierarchy increased $23 million in 2024 to $460 million due to $5 million in negative asset returns and $28 million of net purchases. In 2023, level 3 investments increased $16 million to $437 million due to $4 million in positive asset returns and $12 million of net purchases. In 2022, level 3 investments decreased $222 million to $421 million due to $8 million in negative asset returns and $214 million of net sales and settlements.

Projected Benefit Payments

Benefit payments projected to be made from the Qualified Pension Plan, Non-U.S. Pension Plans, Nonqualified and Other Pension Plans, and Postretirement Health and Life Plans are presented in the table below.

Projected Benefit Payments

(Dollars in millions)	Qualified Pension Plan [1]	Non-U.S. Pension Plans [2]	Nonqualified and Other Pension Plans [2]	Postretirement Health and Life Plans [3]
2025	$ 909	$ 106	$ 233	$ 65
2026	936	111	225	63
2027	923	114	218	61
2028	913	120	205	58
2029	906	121	194	56
2030-2034	4,225	632	816	246

[1] Benefit payments expected to be made from the plan's assets.
[2] Benefit payments expected to be made from a combination of the plans' and the Corporation's assets.
[3] Benefit payments (net of retiree contributions) expected to be made from a combination of the plans' and the Corporation's assets.

Defined Contribution Plans

The Corporation maintains qualified and nonqualified defined contribution retirement plans. The Corporation recorded expense of $1.3 billion in 2024 and $1.2 billion in both 2023 and 2022 related to the qualified defined contribution plans. At December 31, 2024 and 2023, 153 million and 178 million shares of the Corporation's common stock were held by these plans. Payments to the plans for dividends on common stock were $165 million, $166 million and $153 million in 2024, 2023 and 2022, respectively.

Certain non-U.S. employees are covered under defined contribution pension plans that are separately administered in accordance with local laws.

NOTE 18 Stock-based Compensation Plans

The Corporation administers a number of equity compensation plans, with awards being granted predominantly from the Bank of America Corporation Equity Plan (BACEP). Under this plan, 890 million shares of the Corporation's common stock are authorized to be used for grants of awards.

During 2024 and 2023, the Corporation granted 121 million and 115 million RSUs to certain employees under the BACEP. These RSUs were authorized to settle predominantly in shares of common stock of the Corporation. Certain RSUs will be settled in cash or contain settlement provisions that subject these awards to variable accounting whereby compensation expense is adjusted to fair value based on changes in the share price of the Corporation's common stock up to the settlement date. The RSUs granted in 2024 and 2023 predominantly vest over four years in one-fourth increments on each of the first four anniversaries of the grant date, provided that the employee remains continuously employed with the Corporation during that time, and will be expensed ratably over the vesting period, net of estimated forfeitures, for non-retirement eligible employees based on the grant-date fair value of the shares. Of the RSUs granted in 2024 and 2023, 42 million in each year do not include retirement eligibility. For all other RSUs granted to employees who are retirement eligible, they are deemed authorized as of the beginning of the year preceding the grant date when the incentive award plans are generally approved. As a result, the estimated value is expensed ratably over the year preceding the grant date. The compensation cost for the stock-based plans was $3.6 billion, $3.1 billion and $2.9 billion, and the related income tax benefit was $872 million, $733 million and $697 million for 2024, 2023 and 2022, respectively. At December 31, 2024, there was an estimated $4.3 billion of total unrecognized compensation cost related to certain share-based compensation awards that is expected to be recognized generally over a period of up to four years, with a weighted-average period of 2.4 years.

Restricted Stock and Restricted Stock Units

The total fair value of restricted stock and restricted stock units vested in 2024, 2023 and 2022 was $2.6 billion, $2.6 billion and $3.4 billion, respectively. The table below presents the status at December 31, 2024 of the share-settled restricted stock and restricted stock units and changes during 2024.

Stock-settled Restricted Stock and Restricted Stock Units

	Shares/Units	Weighted-average Grant Date Fair Value
Outstanding at January 1, 2024	233,510,155	$ 37.17
Granted	117,371,236	32.61
Vested	(75,327,933)	36.27
Canceled	(10,529,794)	36.54
Outstanding at December 31, 2024	**265,023,664**	**35.43**

NOTE 19 Income Taxes

The components of income tax expense for 2024, 2023 and 2022 are presented in the table below.

Income Tax Expense

(Dollars in millions)	2024	2023	2022
Current income tax expense			
U.S. federal	$ 1,188	$ 1,361	$ 1,157
U.S. state and local	603	559	389
Non-U.S.	2,065	1,918	1,156
Total current expense	3,856	3,838	2,702
Deferred income tax expense			
U.S. federal	(2,271)	(2,241)	110
U.S. state and local	138	(53)	254
Non-U.S.	399	283	375
Total deferred expense	(1,734)	(2,011)	739
Total income tax expense	**$ 2,122**	**$ 1,827**	**$ 3,441**

Total income tax expense does not reflect the tax effects of items that are included in OCI each period. For more information, see *Note 14 – Accumulated Other Comprehensive Income (Loss)*. Other tax effects included in OCI each period resulted in an expense of $1.5 billion and $892 million in 2024 and 2023 and a benefit of $4.9 billion in 2022. The increase in the federal deferred tax benefit in 2024 and 2023 was primarily driven by increased tax attribute carryforwards related to the Corporation's investments in affordable housing and renewable energy partnerships and similar investments compared to 2022.

Income tax expense for 2024, 2023 and 2022 varied from the amount computed by applying the statutory income tax rate to income before income taxes. The Corporation's federal statutory tax rate was 21 percent for 2024, 2023 and 2022. A reconciliation of the expected U.S. federal income tax expense, calculated by applying the federal statutory tax rate, to the Corporation's actual income tax expense, and the effective tax rates for 2024, 2023 and 2022 are presented in the following table.

Reconciliation of Income Tax Expense

(Dollars in millions)	Amount 2024	Percent 2024	Amount 2023	Percent 2023	Amount 2022	Percent 2022
Expected U.S. federal income tax expense	$ 6,143	21.0 %	$ 5,952	21.0 %	$ 6,504	21.0 %
Increase (decrease) in taxes resulting from:						
State tax expense, net of federal benefit	678	2.3	475	1.7	756	2.4
Affordable housing/energy/other credits	(5,100)	(17.4)	(4,920)	(17.4)	(3,698)	(11.9)
Tax-exempt income, including dividends	(416)	(1.4)	(373)	(1.3)	(273)	(0.9)
Tax law changes	—	—	(137)	(0.5)	186	0.6
Changes in prior-period UTBs, including interest	(99)	(0.3)	(26)	(0.1)	(273)	(0.9)
Rate differential on non-U.S. earnings	635	2.2	601	2.1	368	1.2
Nondeductible expenses	365	1.2	367	1.3	352	1.1
Other	(84)	(0.3)	(112)	(0.4)	(481)	(1.5)
Total income tax expense	$ 2,122	7.3 %	$ 1,827	6.4 %	$ 3,441	11.1 %

Tax Law changes reflect the impact of certain state legislative enactments in 2023 of approximately $137 million and the 2022 U.K. enacted corporate income tax rate change, which resulted in a negative tax adjustment of approximately $186 million, with corresponding adjustments of U.K. net deferred tax assets. The U.K. net deferred tax assets are primarily net operating losses (NOLs), incurred by the Corporation's U.K. broker-dealer entity in historical periods, which do not expire under U.K. tax law and are assessed regularly for impairment. If further U.K. tax law changes are enacted, a corresponding income tax adjustment will be made based on the amount of available net deferred tax assets and applicable tax rate changes.

Tax credits originate from investments in affordable housing and renewable energy partnerships and similar entities. Significant increases in tax credits recognized in 2024 and 2023, compared to 2022, were primarily driven by the Corporation's growth in the volume of investments in wind and solar energy production facilities. For more information, see *Note 6 – Securitizations and Other Variable Interest Entities*.

The reconciliation of the beginning unrecognized tax benefits (UTB) balance to the ending balance is presented in the table below.

Reconciliation of the Change in Unrecognized Tax Benefits

(Dollars in millions)	2024	2023	2022
Balance, January 1	$ 811	$ 1,056	$ 1,322
Increases related to positions taken during the current year	55	76	121
Increases related to positions taken during prior years [1]	39	139	167
Decreases related to positions taken during prior years [1]	(134)	(32)	(289)
Settlements	(62)	(380)	(99)
Expiration of statute of limitations	(25)	(48)	(166)
Balance, December 31	$ 684	$ 811	$ 1,056

[1] The sum of the positions taken during prior years differs from the $(99) million, $(26) million and $(273) million in the Reconciliation of Income Tax Expense table due to temporary items, state items and jurisdictional offsets, as well as the inclusion of interest in the Reconciliation of Income Tax Expense table.

At December 31, 2024, 2023 and 2022, the balance of the Corporation's UTBs which would, if recognized, affect the Corporation's effective tax rate was $573 million, $671 million and $709 million, respectively. Included in the UTB balance are some items the recognition of which would not affect the effective tax rate, such as the tax effect of certain temporary differences, the portion of gross state UTBs that would be offset by the tax benefit of the associated federal deduction and the portion of gross non-U.S. UTBs that would be offset by tax reductions in other jurisdictions.

It is reasonably possible that the UTB balance may decrease by as much as $217 million during the next 12 months, since resolved items will be removed from the balance whether their resolution results in payment or recognition.

The Corporation recognized an interest benefit of $9 million in 2024, interest expense of $35 million in 2023 and interest benefit of $50 million in 2022. At December 31, 2024 and 2023, the Corporation's accrual for interest and penalties that related to income taxes, net of taxes and remittances, was $105 million and $134 million.

The Corporation files income tax returns in more than 100 states and non-U.S. jurisdictions each year. The IRS and other tax authorities in countries and states in which the Corporation has significant business operations examine tax returns periodically (continuously in some jurisdictions). The table below summarizes the status of examinations by major jurisdiction for the Corporation and various subsidiaries at December 31, 2024.

Tax Examination Status

	Years under Examination [1]	Status at December 31, 2024
United States	2017-2021	Field Examination
California	2015-2017	Field Examination
California	2018-2021	Field Examination
New York	2019-2021	Field Examination
United Kingdom [2]	2021-2022	Field Examination

[1] All tax years subsequent to the years shown remain subject to examination.
[2] Field examination for tax year 2023 to begin in 2025.

Significant components of the Corporation's net deferred tax assets and liabilities at December 31, 2024 and 2023 are presented in the following table.

Deferred Tax Assets and Liabilities

(Dollars in millions)	December 31 2024	December 31 2023
Deferred tax assets		
Tax attribute carryforwards	$ 11,863	$ 11,084
Allowance for credit losses	3,463	3,518
Security, loan and debt valuations	2,680	3,991
Lease liability	2,169	2,328
Employee compensation and retirement benefits	1,760	1,698
Accrued expenses	1,379	1,640
Other	1,983	1,475
Gross deferred tax assets	25,297	25,734
Valuation allowance	(2,361)	(2,108)
Total deferred tax assets, net of valuation allowance	22,936	23,626
Deferred tax liabilities		
Equipment lease financing	3,021	2,488
Right-of-use asset	2,025	2,180
Tax credit investments	1,921	1,884
Fixed assets	151	789
Other	1,769	1,913
Gross deferred tax liabilities	8,887	9,254
Net deferred tax assets	$ 14,049	$ 14,372

The table below summarizes the deferred tax assets and related valuation allowances recognized for the net operating loss (NOL) and tax credit carryforwards at December 31, 2024.

Net Operating Loss and Tax Credit Carryforward Deferred Tax Assets

(Dollars in millions)	Deferred Tax Asset	Valuation Allowance	Net Deferred Tax Asset	First Year Expiring
Net operating losses - U.K. [1]	$ 7,519	$ —	$ 7,519	None
Net operating losses - other non-U.S.	135	(41)	94	Various
Net operating losses - U.S. states [2]	525	(363)	162	Various
General business credits	2,861	—	2,861	Various
Foreign tax credits	823	(823)	—	After 2028

[1] Represents U.K. broker-dealer net operating losses that may be carried forward indefinitely.
[2] The net operating losses and related valuation allowances for U.S. states before considering the benefit of federal deductions were $664 million and $459 million.

Management concluded that no valuation allowance was necessary to reduce the deferred tax assets related to the U.K. NOL carryforwards and U.S. federal and certain state NOL carryforwards since estimated future taxable income will be sufficient to utilize these assets prior to their expiration. Additionally, the Corporation has U.K. net deferred tax assets, which consist primarily of NOLs that are expected to be realized in a U.K. subsidiary over an extended number of years. Management's conclusion is supported by financial results, profit forecasts for the relevant entity and the indefinite period to carry forward NOLs. However, a material change in those estimates could lead management to reassess such valuation allowance conclusions.

At December 31, 2024, U.S. federal income taxes had not been provided on approximately $5.0 billion of temporary differences associated with investments in non-U.S. subsidiaries that are essentially permanent in duration. If the Corporation were to record the associated deferred tax liability, the amount would be approximately $1.0 billion.

NOTE 20 Fair Value Measurements

Under applicable accounting standards, fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Corporation determines the fair values of its financial instruments under applicable accounting standards that require an entity to maximize the use of observable inputs and minimize the use of unobservable inputs. The Corporation categorizes its financial instruments into three levels based on the established fair value hierarchy and conducts a review of fair value hierarchy classifications on a quarterly basis. Transfers into or out of fair value hierarchy classifications are made if the significant inputs used in financial models measuring the fair values of the assets and liabilities become unobservable or observable, respectively, in the current marketplace, or when previously insignificant unobservable and observable inputs become significant, respectively. For more information regarding the fair value hierarchy and how the Corporation measures fair value, see *Note 1 – Summary of Significant Accounting Principles*. The Corporation accounts for certain financial instruments under the fair value option. For more information, see *Note 21 – Fair Value Option*.

Valuation Techniques

The following sections outline the valuation methodologies for the Corporation's assets and liabilities. While the Corporation believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

During 2024, there were no significant changes to valuation approaches or techniques that had, or are expected to have, a material impact on the Corporation's consolidated financial position or results of operations.

Trading Account Assets and Liabilities and Debt Securities

The fair values of trading account assets and liabilities are primarily based on actively traded markets where prices are based on either direct market quotes or observed transactions. The fair values of debt securities are generally based on quoted market prices or market prices for similar assets. Liquidity is a significant factor in the determination of the fair values of trading account assets and liabilities and debt securities. Market price quotes may not be readily available for some positions such as positions within a market sector where trading activity has slowed significantly or ceased. Some of these instruments are valued using a discounted cash flow model, which estimates the fair value of the securities using internal credit risk, and interest rate and prepayment risk models that incorporate management's best estimate of current key assumptions such as default rates, loss severity and prepayment rates. Principal and interest cash flows are discounted using an observable discount rate for similar instruments with adjustments that management believes a market participant would consider in determining fair value for the specific security. Other instruments are valued using a net asset value approach that considers the value of the underlying securities. Underlying assets are valued using external pricing services, where available, or matrix pricing based on the vintages and ratings. Situations of illiquidity generally are triggered by the market's perception of credit uncertainty regarding a single company or a specific market sector. In these instances, fair value is determined based on limited available market information and other factors, principally from reviewing the issuer's financial statements and changes in credit ratings made by one or more rating agencies.

Derivative Assets and Liabilities

The fair values of derivative assets and liabilities traded in the OTC market are determined using quantitative models that utilize multiple market inputs including interest rates, prices and indices to generate continuous yield or pricing curves and volatility factors to value the position. The majority of market inputs are actively quoted and can be validated through external sources, including brokers, market transactions and third-party pricing services. When third-party pricing services are used, the methods and assumptions are reviewed by the Corporation. Estimation risk is greater for derivative asset and liability positions that are either option-based or have longer maturity dates where observable market inputs are less readily available, or are unobservable, in which case, quantitative-based extrapolations of rate, price or index scenarios are used in determining fair values. The fair values of derivative assets and liabilities include adjustments for market liquidity, counterparty credit quality and other instrument-specific factors, where appropriate. In addition, the Corporation incorporates within its fair value measurements of OTC derivatives a valuation adjustment to reflect the credit risk associated with the net position. Positions are netted by counterparty, and fair value for net long exposures is adjusted for counterparty credit risk while the fair value for net short exposures is adjusted for the Corporation's own credit risk. The Corporation also incorporates FVA within its fair value measurements to include funding costs on uncollateralized derivatives and derivatives where the Corporation is not permitted to use the collateral it receives. An estimate of severity of loss is also used in the determination of fair value, primarily based on market data.

Loans and Loan Commitments

The fair values of loans and loan commitments are based on market prices, where available, or discounted cash flow analyses using market-based credit spreads of comparable debt instruments or credit derivatives of the specific borrower or comparable borrowers. Results of discounted cash flow analyses may be adjusted, as appropriate, to reflect other market conditions or the perceived credit risk of the borrower.

Mortgage Servicing Rights

The fair values of MSRs are primarily determined using an option-adjusted spread valuation approach, which factors in prepayment risk to determine the fair value of MSRs. This approach consists of projecting servicing cash flows under multiple interest rate scenarios and discounting these cash flows using risk-adjusted discount rates.

Loans Held-for-sale

The fair values of LHFS are based on quoted market prices, where available, or are determined by discounting estimated cash flows using interest rates approximating the Corporation's current origination rates for similar loans adjusted to reflect the inherent credit risk. The borrower-specific credit risk is embedded within the market prices, where available, or is implied by considering loan performance when selecting comparables.

Short-term Borrowings and Long-term Debt

The Corporation issues structured liabilities that have coupons or repayment terms linked to the performance of debt or equity securities, interest rates, indices, currencies or commodities. The fair values of these structured liabilities are estimated using quantitative models for the combined derivative and debt portions of the notes. These models incorporate observable and, in some instances, unobservable inputs including security prices, interest rate yield curves, option volatility, currency, commodity or equity rates and correlations among these inputs. The Corporation also considers the impact of its own credit spread in determining the discount rate used to value these liabilities. The credit spread is determined by reference to observable spreads in the secondary bond market.

Securities Financing Agreements

The fair values of certain reverse repurchase agreements, repurchase agreements and securities borrowed transactions are determined using quantitative models, including discounted cash flow models that require the use of multiple market inputs including interest rates and spreads to generate continuous yield or pricing curves, and volatility factors. The majority of market inputs are actively quoted and can be validated through external sources, including brokers, market transactions and third-party pricing services.

Deposits

The fair values of deposits are determined using quantitative models, including discounted cash flow models that require the use of multiple market inputs including interest rates and spreads to generate continuous yield or pricing curves, and volatility factors. The majority of market inputs are actively quoted and can be validated through external sources, including brokers, market transactions and third-party pricing services. The Corporation considers the impact of its own credit spread in the valuation of these liabilities. The credit risk is determined by reference to observable credit spreads in the secondary cash market.

Asset-backed Secured Financings

The fair values of asset-backed secured financings are based on external broker bids, where available, or are determined by discounting estimated cash flows using interest rates approximating the Corporation's current origination rates for similar loans, adjusted to reflect the inherent credit risk.

Recurring Fair Value

Assets and liabilities carried at fair value on a recurring basis at December 31, 2024 and 2023, including financial instruments that the Corporation accounts for under the fair value option, are summarized in the following tables.

	December 31, 2024				
	Fair Value Measurements				
(Dollars in millions)	Level 1	Level 2	Level 3	Netting Adjustments [1]	Assets/Liabilities at Fair Value
Assets					
Time deposits placed and other short-term investments	$ 1,318	$ —	$ —	$ —	$ 1,318
Federal funds sold and securities borrowed or purchased under agreements to resell	—	521,878	—	(377,377)	144,501
Trading account assets:					
U.S. Treasury and government agencies	66,582	3,940	—	—	70,522
Corporate securities, trading loans and other	—	43,222	1,814	—	45,036
Equity securities	66,783	36,450	374	—	103,607
Non-U.S. sovereign debt	3,017	36,763	344	—	40,124
Mortgage trading loans, MBS and ABS:					
U.S. government-sponsored agency guaranteed	—	43,850	5	—	43,855
Mortgage trading loans, ABS and other MBS	—	10,343	973	—	11,316
Total trading account assets [2]	136,382	174,568	3,510	—	314,460
Derivative assets	14,626	289,940	3,562	(267,180)	40,948
AFS debt securities:					
U.S. Treasury and government agencies	233,671	908	—	—	234,579
Mortgage-backed securities:					
Agency	—	31,202	—	—	31,202
Agency-collateralized mortgage obligations	—	19,318	—	—	19,318
Non-agency residential	—	38	247	—	285
Commercial	—	25,274	328	—	25,602
Non-U.S. securities	75	22,320	36	—	22,431
Other taxable securities	—	4,603	—	—	4,603
Tax-exempt securities	—	8,412	—	—	8,412
Total AFS debt securities	233,746	112,075	611	—	346,432
Other debt securities carried at fair value:					
U.S. Treasury and government agencies	3,885	—	—	—	3,885
Non-agency residential MBS	—	101	149	—	250
Non-U.S. and other securities	854	7,186	—	—	8,040
Total other debt securities carried at fair value	4,739	7,287	149	—	12,175
Loans and leases	—	4,167	82	—	4,249
Loans held-for-sale	—	2,082	132	—	2,214
Other assets [3]	8,279	2,928	1,969	—	13,176
Total assets [4]	$ 399,090	$ 1,114,925	$ 10,015	$ (644,557)	$ 879,473
Liabilities					
Interest-bearing deposits in U.S. offices	$ —	$ 310	$ —	$ —	$ 310
Federal funds purchased and securities loaned or sold under agreements to repurchase	—	570,236	—	(377,377)	192,859
Trading account liabilities:					
U.S. Treasury and government agencies	16,408	195	—	—	16,603
Equity securities	40,066	4,843	10	—	44,919
Non-U.S. sovereign debt	2,727	17,279	—	—	20,006
Corporate securities and other	—	10,871	110	—	10,981
Mortgage trading loans and ABS	—	34	—	—	34
Total trading account liabilities	59,201	33,222	120	—	92,543
Derivative liabilities	15,354	284,810	5,523	(266,334)	39,353
Short-term borrowings	—	6,245	—	—	6,245
Accrued expenses and other liabilities	9,113	3,997	89	—	13,199
Long-term debt	—	49,452	553	—	50,005
Total liabilities [4]	$ 83,668	$ 948,272	$ 6,285	$ (643,711)	$ 394,514

(1) Amounts represent the impact of legally enforceable master netting agreements and also cash collateral held or placed with the same counterparties.

(2) Includes securities with a fair value of $18.3 billion that were segregated in compliance with securities regulations or deposited with clearing organizations. This amount is included in the parenthetical disclosure on the Consolidated Balance Sheet. Trading account assets also includes certain commodities inventory of $99 million that is accounted for at the lower of cost or net realizable value, which is the current selling price less any costs to sell.

(3) Includes MSRs, which are classified as Level 3 assets, of $972 million.

(4) Total recurring Level 3 assets were 0.31 percent of total consolidated assets, and total recurring Level 3 liabilities were 0.21 percent of total consolidated liabilities.

(Dollars in millions)	Level 1	Level 2	Level 3	Netting Adjustments [1]	Assets/Liabilities at Fair Value
December 31, 2023 — Fair Value Measurements					
Assets					
Time deposits placed and other short-term investments	$ 1,181	$ —	$ —	$ —	$ 1,181
Federal funds sold and securities borrowed or purchased under agreements to resell	—	436,340	—	(303,287)	133,053
Trading account assets:					
U.S. Treasury and government agencies	65,160	1,963	—	—	67,123
Corporate securities, trading loans and other	—	41,462	1,689	—	43,151
Equity securities	47,431	41,380	187	—	88,998
Non-U.S. sovereign debt	5,517	21,195	396	—	27,108
Mortgage trading loans, MBS and ABS:					
U.S. government-sponsored agency guaranteed	—	38,802	2	—	38,804
Mortgage trading loans, ABS and other MBS	—	10,955	1,215	—	12,170
Total trading account assets [2]	118,108	155,757	3,489	—	277,354
Derivative assets	14,676	272,244	3,422	(251,019)	39,323
AFS debt securities:					
U.S. Treasury and government agencies	176,764	902	—	—	177,666
Mortgage-backed securities:					
Agency	—	37,812	—	—	37,812
Agency-collateralized mortgage obligations	—	2,544	—	—	2,544
Non-agency residential	—	109	273	—	382
Commercial	—	10,435	—	—	10,435
Non-U.S. securities	1,093	21,679	103	—	22,875
Other taxable securities	—	4,835	—	—	4,835
Tax-exempt securities	—	10,100	—	—	10,100
Total AFS debt securities	177,857	88,416	376	—	266,649
Other debt securities carried at fair value:					
U.S. Treasury and government agencies	1,690	—	—	—	1,690
Non-agency residential MBS	—	211	69	—	280
Non-U.S. and other securities	1,786	6,447	—	—	8,233
Total other debt securities carried at fair value	3,476	6,658	69	—	10,203
Loans and leases	—	3,476	93	—	3,569
Loans held-for-sale	—	1,895	164	—	2,059
Other assets [3]	8,052	2,152	1,657	—	11,861
Total assets [4]	$ 323,350	$ 966,938	$ 9,270	$ (554,306)	$ 745,252
Liabilities					
Interest-bearing deposits in U.S. offices	$ —	$ 284	$ —	$ —	$ 284
Federal funds purchased and securities loaned or sold under agreements to repurchase	—	481,896	—	(303,287)	178,609
Trading account liabilities:					
U.S. Treasury and government agencies	14,908	65	—	—	14,973
Equity securities	51,772	4,710	12	—	56,494
Non-U.S. sovereign debt	9,390	6,997	—	—	16,387
Corporate securities and other	—	7,637	39	—	7,676
Total trading account liabilities	76,070	19,409	51	—	95,530
Derivative liabilities	14,375	280,908	5,916	(257,767)	43,432
Short-term borrowings	—	4,680	10	—	4,690
Accrued expenses and other liabilities	8,969	2,483	21	—	11,473
Long-term debt	—	42,195	614	—	42,809
Total liabilities [4]	$ 99,414	$ 831,855	$ 6,612	$ (561,054)	$ 376,827

[1] Amounts represent the impact of legally enforceable master netting agreements and also cash collateral held or placed with the same counterparties.

[2] Includes securities with a fair value of $18.0 billion that were segregated in compliance with securities regulations or deposited with clearing organizations. This amount is included in the parenthetical disclosure on the Consolidated Balance Sheet. Trading account assets also includes certain commodities inventory of $42 million that is accounted for at the lower of cost or net realizable value, which is the current selling price less any costs to sell.

[3] Includes MSRs, which are classified as Level 3 assets, of $970 million.

[4] Total recurring Level 3 assets were 0.29 percent of total consolidated assets, and total recurring Level 3 liabilities were 0.23 percent of total consolidated liabilities.

The following tables present a reconciliation of all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2024, 2023 and 2022, including net realized and unrealized gains (losses) included in earnings and accumulated OCI. Transfers into Level 3 occur primarily due to decreased price observability, and transfers out of Level 3 occur primarily due to increased price observability. Transfers occur on a regular basis for long-term debt instruments due to changes in the impact of unobservable inputs on the value of the embedded derivative in relation to the instrument as a whole.

Level 3 – Fair Value Measurements [1]

	Balance January 1	Total Realized/ Unrealized Gains (Losses) in Net Income [2]	Gains (Losses) in OCI [3]	Gross Purchases	Gross Sales	Gross Issuances	Gross Settlements	Gross Transfers into Level 3	Gross Transfers out of Level 3	Balance December 31	Change in Unrealized Gains (Losses) in Net Income Related to Financial Instruments Still Held [2]
Year Ended December 31, 2024											
Trading account assets:											
Corporate securities, trading loans and other	$ 1,689	$ 87	$ (6)	$ 1,128	$(913)	$ 44	$ (1,158)	$ 1,125	$ (182)	$ 1,814	$ 324
Equity securities	187	50	—	255	(65)	—	(62)	62	(53)	374	(12)
Non-U.S. sovereign debt	396	(1)	(57)	82	(16)	—	(79)	19	—	344	—
Mortgage trading loans, MBS and ABS	1,217	(151)	—	420	(617)	—	(63)	369	(197)	978	(172)
Total trading account assets	3,489	(15)	(63)	1,885	(1,611)	44	(1,362)	1,575	(432)	3,510	140
Net derivative assets (liabilities) [4]	(2,494)	1,035	—	1,104	(1,338)	—	(576)	(696)	1,004	(1,961)	(132)
AFS debt securities:											
Non-agency residential MBS	273	8	57	—	—	—	(152)	191	(130)	247	6
Commercial MBS	—	(8)	1	338	—	—	(3)	—	—	328	(8)
Non-U.S. and other taxable securities	103	(1)	—	—	—	—	(66)	7	(7)	36	1
Total AFS debt securities	376	(1)	58	338	—	—	(221)	198	(137)	611	(1)
Other debt securities carried at fair value – Non-agency residential MBS	69	5	—	—	—	—	(27)	118	(16)	149	(1)
Loans and leases [5,6]	93	1	—	—	—	1	(13)	—	—	82	—
Loans held-for-sale [5,6]	164	(6)	(7)	25	—	1	(45)	—	—	132	(15)
Other assets [6,7]	1,657	279	(52)	272	(6)	139	(321)	1	—	1,969	47
Trading account liabilities – Equity securities	(12)	9	—	—	(4)	—	7	(21)	11	(10)	6
Trading account liabilities – Corporate securities and other	(39)	(55)	—	(7)	(15)	(3)	26	(17)	—	(110)	(69)
Short-term borrowings [5]	(10)	1	—	—	—	(9)	18	—	—	—	—
Accrued expenses and other liabilities [5]	(21)	(234)	—	165	—	—	1	—	—	(89)	(224)
Long-term debt [5]	(614)	64	(25)	—	—	—	23	(1)	—	(553)	65
Year Ended December 31, 2023											
Federal funds sold and securities borrowed or purchased under agreements to resell	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 7	$ (7)	$ —	$ —
Trading account assets:											
Corporate securities, trading loans and other	2,384	144	2	453	(241)	20	(1,029)	385	(429)	1,689	50
Equity securities	145	44	—	39	(52)	—	(61)	153	(81)	187	(5)
Non-U.S. sovereign debt	518	68	30	64	(23)	—	(259)	—	(2)	396	70
Mortgage trading loans, MBS and ABS	1,552	(50)	—	263	(417)	—	(241)	436	(326)	1,217	(71)
Total trading account assets	4,599	206	32	819	(733)	20	(1,590)	974	(838)	3,489	44
Net derivative assets (liabilities) [4]	(2,893)	179	(375)	1,318	(1,281)	—	(1,575)	(8)	2,141	(2,494)	(857)
AFS debt securities:											
Non-agency residential MBS	258	1	23	—	—	—	(9)	—	—	273	2
Non-U.S. and other taxable securities	195	10	7	—	—	—	(106)	4	(7)	103	2
Tax-exempt securities	51	1	—	—	—	—	(52)	—	—	—	—
Total AFS debt securities	504	12	30	—	—	—	(167)	4	(7)	376	4
Other debt securities carried at fair value – Non-agency residential MBS	119	(4)	—	—	(19)	—	(6)	—	(21)	69	(3)
Loans and leases [5,6]	253	(9)	—	9	(54)	—	(100)	16	(22)	93	(13)
Loans held-for-sale [5,6]	232	24	3	—	(25)	—	(70)	—	—	164	13
Other assets [6,7]	1,799	211	10	176	(326)	104	(319)	2	—	1,657	74
Trading account liabilities – Equity securities	—	1	—	—	—	—	2	(15)	—	(12)	1
Trading account liabilities – Corporate securities and other	(58)	(3)	—	(3)	(1)	(1)	24	(35)	38	(39)	(9)
Short-term borrowings [5]	(14)	1	—	—	(13)	(8)	24	—	—	(10)	(1)
Accrued expenses and other liabilities [5]	(32)	21	—	(11)	—	—	—	—	1	(21)	4
Long-term debt [5]	(862)	179	(26)	(9)	50	—	47	—	7	(614)	183

[1] Assets (liabilities). For assets, increase (decrease) to Level 3 and for liabilities, (increase) decrease to Level 3.

[2] Includes gains (losses) reported in earnings in the following income statement line items: Trading account assets/liabilities - market making and similar activities and other income; Net derivative assets (liabilities) - market making and similar activities and other income; AFS debt securities - other income; Other debt securities carried at fair value - other income; Loans and leases - market making and similar activities and other income; Loans held-for-sale - market making and similar activities and other income; Other assets - market making and similar activities and other income primarily related to MSRs; Short-term borrowings - market making and similar activities; Accrued expenses and other liabilities - other income; Long-term debt - market making and similar activities.

[3] Includes unrealized gains (losses) in OCI on AFS debt securities, foreign currency translation adjustments, derivatives designated in cash flow hedges and the impact of changes in the Corporation's credit spreads on long-term debt accounted for under the fair value option. Amounts include net unrealized losses of $104 million and $324 million related to financial instruments still held at December 31, 2024 and 2023.

[4] Net derivative assets (liabilities) include derivative assets of $3.6 billion and $3.4 billion and derivative liabilities of $5.5 billion and $5.9 billion at December 31, 2024 and 2023.

[5] Amounts represent instruments that are accounted for under the fair value option.

[6] Issuances represent loan originations and MSRs recognized following securitizations or whole-loan sales.

[7] Settlements primarily represent the net change in fair value of the MSR asset due to the recognition of modeled cash flows and the passage of time.

Level 3 – Fair Value Measurements [1]

(Dollars in millions)	Balance January 1	Total Realized/ Unrealized Gains (Losses) in Net Income [2]	Gains (Losses) in OCI [3]	Gross Purchases	Gross Sales	Gross Issuances	Gross Settlements	Gross Transfers into Level 3	Gross Transfers out of Level 3	Balance December 31	Change in Unrealized Gains (Losses) in Net Income Related to Financial Instruments Still Held [2]
Year Ended December 31, 2022											
Trading account assets:											
Corporate securities, trading loans and other	$ 2,110	$ (52)	$ (2)	$ 1,069	$(384)	$ —	$ (606)	$ 1,023	$ (774)	$ 2,384	$ (78)
Equity securities	190	(3)	—	45	(25)	—	(4)	38	(96)	145	(6)
Non-U.S. sovereign debt	396	59	16	54	(4)	—	(68)	75	(10)	518	56
Mortgage trading loans, MBS and ABS	1,527	(254)	—	729	(665)	—	(112)	536	(209)	1,552	(152)
Total trading account assets	4,223	(250)	14	1,897	(1,078)	—	(790)	1,672	(1,089)	4,599	(180)
Net derivative assets (liabilities) [4]	(2,662)	551	—	319	(830)	—	294	(180)	(385)	(2,893)	259
AFS debt securities:											
Non-agency residential MBS	316	—	(35)	—	(8)	—	(75)	73	(13)	258	—
Non-U.S. and other taxable securities	71	10	(10)	126	—	—	(22)	311	(291)	195	1
Tax-exempt securities	52	—	1	—	—	—	(3)	1	—	51	—
Total AFS debt securities	439	10	(44)	126	(8)	—	(100)	385	(304)	504	1
Other debt securities carried at fair value - Non-agency residential MBS	242	(19)	—	—	—	—	(111)	30	(23)	119	14
Loans and leases [5,6]	748	(45)	—	—	(154)	82	(129)	—	(249)	253	(21)
Loans held-for-sale [5,6]	317	9	4	171	(6)	—	(271)	8	—	232	19
Other assets [6,7]	1,572	305	(21)	39	(35)	208	(271)	5	(3)	1,799	213
Trading account liabilities – Corporate securities and other	(11)	5	—	(4)	—	—	(2)	(46)	—	(58)	1
Short-term borrowings [5]	—	3	—	—	(17)	—	—	(3)	3	(14)	2
Accrued expenses and other liabilities [6]	—	(23)	—	(9)	—	—	—	—	—	(32)	(7)
Long-term debt [5]	(1,075)	(197)	82	—	14	(1)	57	(24)	282	(862)	(200)

[1] Assets (liabilities). For assets, increase (decrease) to Level 3 and for liabilities, (increase) decrease to Level 3.

[2] Includes gains (losses) reported in earnings in the following income statement line items: Trading account assets/liabilities - predominantly market making and similar activities; Net derivative assets (liabilities) - market making and similar activities and other income; AFS debt securities - other income; Other debt securities carried at fair value - other income; Loans and leases - market making and similar activities and other income; Loans held-for-sale - other income; Other assets - market making and similar activities and other income primarily related to MSRs; Long-term debt - market making and similar activities.

[3] Includes unrealized losses in OCI on AFS debt securities, foreign currency translation adjustments and the impact of changes in the Corporation's credit spreads on long-term debt accounted for under the fair value option. Amounts include net unrealized gains of $28 million related to financial instruments still held at December 31, 2022.

[4] Net derivative assets (liabilities) include derivative assets of $3.2 billion and derivative liabilities of $6.1 billion.

[5] Amounts represent instruments that are accounted for under the fair value option.

[6] Issuances represent loan originations and MSRs recognized following securitizations or whole-loan sales.

[7] Settlements primarily represent the net change in fair value of the MSR asset due to the recognition of modeled cash flows and the passage of time.

The following tables present information about significant unobservable inputs related to the Corporation's material categories of Level 3 financial assets and liabilities at December 31, 2024 and 2023.

Quantitative Information about Level 3 Fair Value Measurements at December 31, 2024

(Dollars in millions)			Inputs		
Financial Instrument	Fair Value	Valuation Technique	Significant Unobservable Inputs	Ranges of Inputs	Weighted Average [1]
Loans and Securities [2]					
Instruments backed by residential real estate assets	$ 636		Yield	0% to 20%	9%
Trading account assets – Mortgage trading loans, MBS and ABS	163	Discounted cash flow, Market comparables	Prepayment speed	0% to 43% CPR	8% CPR
Loans and leases	77		Default rate	0% to 6% CDR	6% CDR
AFS debt securities – Non-agency residential	247		Price	$0 to $115	$74
Other debt securities carried at fair value – Non-agency residential	149		Loss severity	0% to 76%	24%
Instruments backed by commercial real estate assets	$ 555		Yield	1%	n/a
Trading account assets – Corporate securities, trading loans and other	185	Discounted cash flow	Price	$0 to $103	$84
Trading account assets – Mortgage trading loans, MBS and ABS	42				
AFS debt securities – Commercial	328				
Commercial loans, debt securities and other	$ 2,919		Yield	4% to 37%	17%
Trading account assets – Corporate securities, trading loans and other	1,629		Prepayment speed	20%	n/a
Trading account assets – Non-U.S. sovereign debt	344		Default rate	2%	n/a
Trading account assets – Mortgage trading loans, MBS and ABS	773	Discounted cash flow, Market comparables	Loss severity	30%	n/a
AFS debt securities – Non-U.S. and other taxable securities	36		Price	$0 to $135	$69
Loans and leases	5				
Loans held-for-sale	132				
Other assets, primarily auction rate securities	$ 997	Discounted cash flow, Market comparables	Price	$10 to $95	$86
			Discount rate	8% to 11%	9%
MSRs	$ 972		Weighted-average life, fixed rate [5]	0 to 13 years	6 years
		Discounted cash flow	Weighted-average life, variable rate [5]	0 to 12 years	3 years
			Option-adjusted spread, fixed rate	7% to 14%	9%
			Option-adjusted spread, variable rate	9% to 15%	11%
Structured liabilities					
Long-term debt	$ (553)		Yield	18% to 22%	21%
		Discounted cash flow, Market comparables	Price	$32 to $100	$91
			Natural gas forward price	$2/MMBtu to $7/MMBtu	$4 /MMBtu
Net derivative assets (liabilities)					
Credit derivatives	$ (6)		Credit spreads	3 to 298 bps	63 bps
		Discounted cash flow, Stochastic recovery correlation model	Prepayment speed	15% CPR	n/a
			Default rate	2% CDR	n/a
			Credit correlation	29% to 63%	49%
			Price	$0 to $99	$94
Equity derivatives	$ (869)	Industry standard derivative pricing [3]	Equity correlation	0% to 100%	59%
			Long-dated equity volatilities	1% to 87%	33%
Commodity derivatives	$ (740)	Discounted cash flow	Natural gas forward price	$2/MMBtu to $7/MMBtu	$4/MMBtu
			Power forward price	$22 to $104	$48
Interest rate derivatives	$ (346)		Correlation (IR/IR)	(35)% to 70%	50%
			Correlation (FX/IR)	(25)% to 58%	27%
		Industry standard derivative pricing [4]	Long-dated inflation rates	(1)% to 21%	3%
			Long-dated inflation volatilities	0% to 5%	3%
			Interest rate volatilities	(1)% to 1%	0%
Total net derivative assets (liabilities)	$ (1,961)				

[1] For loans and securities, structured liabilities and net derivative assets (liabilities), the weighted average is calculated based upon the absolute fair value of the instruments.
[2] The categories are aggregated based upon product type, which differs from financial statement classification. The following is a reconciliation to the line items in the table on page 196: Trading account assets – Corporate securities, trading loans and other of $1.8 billion, Trading account assets – Non-U.S. sovereign debt of $344 million, Trading account assets – Mortgage trading loans, MBS and ABS of $978 million, AFS debt securities of $611 million, Other debt securities carried at fair value - Non-agency residential of $149 million, Other assets, including MSRs, of $2.0 billion, Loans and leases of $82 million and LHFS of $132 million.
[3] Includes models such as Monte Carlo simulation and Black-Scholes.
[4] Includes models such as Monte Carlo simulation, Black-Scholes and other methods that model the joint dynamics of interest, inflation and foreign exchange rates.
[5] The weighted-average life is a product of changes in market rates of interest, prepayment rates and other model and cash flow assumptions.
CPR = Constant Prepayment Rate
CDR = Constant Default Rate
MMBtu = Million British thermal units
IR = Interest Rate
FX = Foreign Exchange
n/a = not applicable

Quantitative Information about Level 3 Fair Value Measurements at December 31, 2023

(Dollars in millions)

Financial Instrument	Fair Value	Valuation Technique	Significant Unobservable Inputs	Ranges of Inputs	Weighted Average [1]
Loans and Securities [2]					
Instruments backed by residential real estate assets	$ 538		Yield	0% to 22%	9%
Trading account assets – Mortgage trading loans, MBS and ABS	109	Discounted cash flow, Market comparables	Prepayment speed	1% to 42% CPR	10% CPR
Loans and leases	87		Default rate	0% to 3% CDR	1% CDR
AFS debt securities - Non-agency residential	273		Price	$0 to $115	$70
Other debt securities carried at fair value - Non-agency residential	69		Loss severity	0% to 100%	27%
Instruments backed by commercial real estate assets	$ 363	Discounted cash flow	Yield	0% to 25%	12%
Trading account assets – Corporate securities, trading loans and other	301		Price	$0 to $100	$75
Trading account assets – Mortgage trading loans, MBS and ABS	62				
Commercial loans, debt securities and other	$ 3,103		Yield	5% to 59%	13%
Trading account assets – Corporate securities, trading loans and other	1,388		Prepayment speed	10% to 20%	16%
Trading account assets – Non-U.S. sovereign debt	396		Default rate	3% to 4%	4%
Trading account assets – Mortgage trading loans, MBS and ABS	1,046	Discounted cash flow, Market comparables	Loss severity	35% to 40%	37%
AFS debt securities – Non-U.S. and other taxable securities	103		Price	$0 to $157	$70
Loans and leases	6				
Loans held-for-sale	164				
Other assets, primarily auction rate securities	$ 687	Discounted cash flow, Market comparables	Price	$10 to $95	$85
			Discount rate	10%	n/a
MSRs	$ 970		Weighted-average life, fixed rate [5]	0 to 14 years	6 years
		Discounted cash flow	Weighted-average life, variable rate [5]	0 to 11 years	3 years
			Option-adjusted spread, fixed rate	7% to 14%	9%
			Option-adjusted spread, variable rate	9% to 15%	12%
Structured liabilities					
Long-term debt	$ (614)	Discounted cash flow, Market comparables, Industry standard derivative pricing [3]	Yield	58%	n/a
			Equity correlation	5% to 97%	25%
			Price	$0 to $100	$90
			Natural gas forward price	$1/MMBtu to $7/MMBtu	$4/MMBtu
Net derivative assets (liabilities)					
Credit derivatives	$ 9		Credit spreads	2 to 79 bps	59 bps
		Discounted cash flow, Stochastic recovery correlation model	Prepayment speed	15% CPR	n/a
			Default rate	2% CDR	n/a
			Credit correlation	22% to 62%	58%
			Price	$0 to $94	$87
Equity derivatives	$ (1,386)	Industry standard derivative pricing [3]	Equity correlation	0% to 99%	67%
			Long-dated equity volatilities	4% to 102%	34%
Commodity derivatives	$ (633)	Discounted cash flow, Industry standard derivative pricing [3]	Natural gas forward price	$1/MMBtu to $7/MMBtu	$4/MMBtu
			Power forward price	$21 to $91	$42
Interest rate derivatives	$ (484)		Correlation (IR/IR)	(35)% to 89%	65%
			Correlation (FX/IR)	(25)% to 58%	35%
		Industry standard derivative pricing [4]	Long-dated inflation rates	(1)% to 11%	0%
			Long-dated inflation volatilities	0% to 5%	2%
			Interest rates volatilities	0% to 2%	1%
Total net derivative assets (liabilities)	$ (2,494)				

[1] For loans and securities, structured liabilities and net derivative assets (liabilities), the weighted average is calculated based upon the absolute fair value of the instruments.

[2] The categories are aggregated based upon product type, which differs from financial statement classification. The following is a reconciliation to the line items in the table on page 197: Trading account assets – Corporate securities, trading loans and other of $1.7 billion, Trading account assets – Non-U.S. sovereign debt of $396 million, Trading account assets – Mortgage trading loans, MBS and ABS of $1.2 billion, AFS debt securities of $376 million, Other debt securities carried at fair value - Non-agency residential of $69 million, Other assets, including MSRs, of $1.7 billion, Loans and leases of $93 million and LHFS of $164 million.

[3] Includes models such as Monte Carlo simulation and Black-Scholes.

[4] Includes models such as Monte Carlo simulation, Black-Scholes and other methods that model the joint dynamics of interest, inflation and foreign exchange rates.

[5] The weighted-average life is a product of changes in market rates of interest, prepayment rates and other model and cash flow assumptions.

CPR = Constant Prepayment Rate
CDR = Constant Default Rate
MMBtu = Million British thermal units
IR = Interest Rate
FX = Foreign Exchange
n/a = not applicable

In the previous tables, instruments backed by residential and commercial real estate assets include RMBS, commercial MBS, whole loans and mortgage CDOs. Commercial loans, debt securities and other include corporate CLOs and CDOs, commercial loans and bonds, and securities backed by non-real estate assets. Structured liabilities primarily include equity-linked notes that are accounted for under the fair value option.

The Corporation uses multiple market approaches in valuing certain of its Level 3 financial instruments. For example, market comparables and discounted cash flows are used together. For a given product, such as corporate debt securities, market comparables may be used to estimate some of the unobservable inputs, and then these inputs are incorporated into a discounted cash flow model. Therefore, the balances disclosed encompass both of these techniques.

The levels of aggregation and diversity within the products disclosed in the tables result in certain ranges of inputs being wide and unevenly distributed across asset and liability categories.

Uncertainty of Fair Value Measurements from Unobservable Inputs

Loans and Securities

A significant increase in market yields, default rates, loss severities or duration would have resulted in a significantly lower fair value for long positions. Short positions would have been impacted in a directionally opposite way. The impact of changes in prepayment speeds would have resulted in differing impacts depending on the seniority of the instrument and, in the case of CLOs, whether prepayments can be reinvested. A significant increase in price would have resulted in a significantly higher fair value for long positions, and short positions would have been impacted in a directionally opposite way.

Structured Liabilities and Derivatives

For credit derivatives, a significant increase in market yield, upfront points (i.e., a single upfront payment made by a protection buyer at inception), credit spreads, default rates or loss severities would have resulted in a significantly lower fair value for protection sellers and higher fair value for protection buyers. The impact of changes in prepayment speeds would have resulted in differing impacts depending on the seniority of the instrument.

Structured credit derivatives are impacted by credit correlation. Default correlation is a parameter that describes the degree of dependence among credit default rates within a credit portfolio that underlies a credit derivative instrument. The sensitivity of this input on the fair value varies depending on the level of subordination of the tranche. For senior tranches that are net purchases of protection, a significant increase in default correlation would have resulted in a significantly higher fair value. Net short protection positions would have been impacted in a directionally opposite way.

For equity derivatives, commodity derivatives, interest rate derivatives and structured liabilities, a significant change in long-dated rates and volatilities and correlation inputs (i.e., the degree of correlation between an equity security and an index, between two different commodities, between two different interest rates, or between interest rates and foreign exchange rates) would have resulted in a significant impact to the fair value; however, the magnitude and direction of the impact depend on whether the Corporation is long or short the exposure. For structured liabilities, a significant increase in yield or decrease in price would have resulted in a significantly lower fair value.

Nonrecurring Fair Value

The Corporation holds certain assets that are measured at fair value only in certain situations (e.g., the impairment of an asset), and these measurements are referred to herein as nonrecurring. The amounts below represent assets still held as of the reporting date for which a nonrecurring fair value adjustment was recorded during 2024, 2023, and 2022.

Assets Measured at Fair Value on a Nonrecurring Basis

(Dollars in millions)	December 31, 2024 Level 2	December 31, 2024 Level 3	December 31, 2023 Level 2	December 31, 2023 Level 3
Assets				
Loans held-for-sale	$ 63	$ 2,652	$ 77	$ 2,793
Loans and leases [1]	—	119	—	153
Foreclosed properties [2, 3]	—	93	—	48
Other assets [4]	2	236	31	898

	Gains (Losses) 2024	Gains (Losses) 2023	Gains (Losses) 2022
Assets			
Loans held-for-sale	$ (211)	$ (246)	$ (387)
Loans and leases [1]	(29)	(45)	(48)
Foreclosed properties	(44)	(6)	(6)
Other assets	(27)	(252)	(91)

[1] Includes $8 million, $10 million and $15 million of losses on loans that were written down to a collateral value of zero during 2024, 2023 and 2022, respectively.
[2] Amounts are included in other assets on the Consolidated Balance Sheet and represent the carrying value of foreclosed properties that were written down subsequent to their initial classification as foreclosed properties. Losses on foreclosed properties include losses recorded during the first 90 days after transfer of a loan to foreclosed properties.
[3] Excludes $16 million and $31 million of properties acquired upon foreclosure of certain government-guaranteed loans (principally FHA-insured loans) at December 31, 2024 and 2023.
[4] Represents the fair value of certain impaired renewable energy investments.

The table below presents information about significant unobservable inputs utilized in the Corporation's nonrecurring Level 3 fair value measurements at December 31, 2024 and 2023.

Quantitative Information about Nonrecurring Level 3 Fair Value Measurements

Financial Instrument	Fair Value	Valuation Technique	Inputs: Significant Unobservable Inputs	Inputs: Ranges of Inputs	Inputs: Weighted Average [1]
(Dollars in millions)			**Year Ended December 31, 2024**		
Loans held-for-sale	**$ 2,652**	Pricing model	Implied yield	9% to 28%	n/a
Loans and leases [2]	**119**	Market comparables	OREO discount	10% to 66%	26%
			Costs to sell	8% to 24%	9%
Other assets [3]	**236**	Discounted cash flow	Discount rate	7%	n/a
			Year Ended December 31, 2023		
Loans held-for-sale	$ 2,793	Pricing model	Implied yield	7% to 23%	n/a
Loans and leases [2]	153	Market comparables	OREO discount	10% to 66%	26%
			Costs to sell	8% to 24%	9%
Other assets [3]	898	Discounted cash flow	Discount rate	7%	n/a

(1) The weighted average is calculated based upon the fair value of the loans.
(2) Represents residential mortgages where the loan has been written down to the fair value of the underlying collateral.
(3) Represents the fair value of certain impaired renewable energy investments.
n/a = not applicable

NOTE 21 Fair Value Option

Loans and Loan Commitments

The Corporation elects to account for certain loans and loan commitments that exceed the Corporation's single-name credit risk concentration guidelines under the fair value option. Lending commitments are actively managed and, as appropriate, credit risk for these lending relationships may be mitigated through the use of credit derivatives, with the Corporation's public side credit view and market perspectives determining the size and timing of the hedging activity. These credit derivatives do not meet the requirements for designation as accounting hedges and are carried at fair value. The fair value option allows the Corporation to carry these loans and loan commitments at fair value, which is more consistent with management's view of the underlying economics and the manner in which they are managed. In addition, the fair value option allows the Corporation to reduce the accounting volatility that would otherwise result from the asymmetry created by accounting for the financial instruments at historical cost and the credit derivatives at fair value.

Loans Held-for-sale

The Corporation elects to account for residential mortgage LHFS, commercial mortgage LHFS and certain other LHFS under the fair value option. These loans are actively managed and monitored and, as appropriate, certain market risks of the loans may be mitigated through the use of derivatives. The Corporation has elected not to designate the derivatives as qualifying accounting hedges, and therefore, they are carried at fair value. The changes in fair value of the loans are largely offset by changes in the fair value of the derivatives. The fair value option allows the Corporation to reduce the accounting volatility that would otherwise result from the asymmetry created by accounting for the financial instruments at the lower of cost or fair value and the derivatives at fair value. The Corporation has not elected to account for certain other LHFS under the fair value option primarily because these loans are floating-rate loans that are not hedged using derivative instruments.

Loans Reported as Trading Account Assets

The Corporation elects to account for certain loans that are held for the purpose of trading and are risk-managed on a fair value basis under the fair value option.

Other Assets

The Corporation elects to account for certain long-term fixed-rate margin loans that are hedged with derivatives under the fair value option. Election of the fair value option allows the Corporation to reduce the accounting volatility that would otherwise result from the asymmetry created by accounting for the financial instruments at historical cost and the derivatives at fair value.

Securities Financing Agreements

The Corporation elects to account for certain securities financing agreements, including resale and repurchase agreements, under the fair value option. These elections include certain agreements collateralized by the U.S. government and its agencies, which are generally short-dated and have minimal interest rate risk.

Long-term Deposits

The Corporation elects to account for certain long-term fixed-rate and rate-linked deposits that are hedged with derivatives that do not qualify for hedge accounting. Election of the fair value option allows the Corporation to reduce the accounting volatility that would otherwise result from the asymmetry created by accounting for the financial instruments at historical cost and the derivatives at fair value. The Corporation has not elected to carry other long-term deposits at fair value because they are not hedged using derivatives.

Short-term Borrowings

The Corporation elects to account for certain short-term borrowings, primarily short-term structured liabilities, under the fair value option because this debt is risk-managed on a fair value basis.

The Corporation also elects to account for certain asset-backed secured financings, which are also classified in short-term borrowings, under the fair value option. Election of the fair value option allows the Corporation to reduce the accounting volatility that would otherwise result from the asymmetry created by accounting for the asset-backed secured financings at historical cost and the corresponding mortgage LHFS securing these financings at fair value.

Long-term Debt

The Corporation elects to account for certain long-term debt, primarily structured liabilities, under the fair value option. This long-term debt is either risk-managed on a fair value basis or the related hedges do not qualify for hedge accounting.

Fair Value Option Elections

The following tables provide information about the fair value carrying amount and the contractual principal outstanding of assets and liabilities accounted for under the fair value option at December 31, 2024 and 2023, and information about where changes in the fair value of assets and liabilities accounted for under the fair value option are included in the Consolidated Statement of Income for 2024, 2023 and 2022.

Fair Value Option Elections

	December 31, 2024			December 31, 2023		
(Dollars in millions)	Fair Value Carrying Amount	Contractual Principal Outstanding	Fair Value Carrying Amount Less Unpaid Principal	Fair Value Carrying Amount	Contractual Principal Outstanding	Fair Value Carrying Amount Less Unpaid Principal
Federal funds sold and securities borrowed or purchased under agreements to resell	$ 144,501	$ 144,449	$ 52	$ 133,053	$ 133,001	$ 52
Loans reported as trading account assets [1]	11,615	24,461	(12,846)	8,377	15,580	(7,203)
Trading inventory – other	15,369	n/a	n/a	25,282	n/a	n/a
Consumer and commercial loans	4,249	4,292	(43)	3,569	3,618	(49)
Loans held-for-sale [1]	2,214	2,824	(610)	2,059	2,873	(814)
Other assets	2,732	n/a	n/a	1,986	n/a	n/a
Long-term deposits	310	386	(76)	284	267	17
Federal funds purchased and securities loaned or sold under agreements to repurchase	192,859	192,877	(18)	178,609	178,634	(25)
Short-term borrowings	6,245	6,247	(2)	4,690	4,694	(4)
Unfunded loan commitments	144	n/a	n/a	67	n/a	n/a
Accrued expenses and other liabilities	2,642	2,414	228	1,341	1,347	(6)
Long-term debt	50,005	54,257	(4,252)	42,809	46,707	(3,898)

[1] A significant portion of the loans reported as trading account assets and LHFS are distressed loans that were purchased at a deep discount to par, and the remainder are loans with a fair value near contractual principal outstanding.

n/a = not applicable

Gains (Losses) Related to Assets and Liabilities Accounted for Under the Fair Value Option

(Dollars in millions)	Market making and similar activities		Other Income		Total	
			2024			
Federal funds sold and securities borrowed or purchased under agreements to resell	$	327	$	(8)	$	319
Loans reported as trading account assets		(30)		40		10
Trading inventory – other [1]		2,965		—		2,965
Consumer and commercial loans		93		20		113
Loans held-for-sale [2]		—		(30)		(30)
Short-term borrowings		199		—		199
Unfunded loan commitments		—		(13)		(13)
Accrued expenses and other liabilities		378		—		378
Long-term debt [3]		582		(32)		550
Other [4]		(286)		(21)		(307)
Total	$	**4,228**	$	**(44)**	$	**4,184**
			2023			
Federal funds sold and securities borrowed or purchased under agreements to resell	$	74	$	(14)	$	60
Loans reported as trading account assets		251		—		251
Trading inventory – other [1]		5,121		—		5,121
Consumer and commercial loans		(174)		67		(107)
Loans held-for-sale [2]		—		22		22
Short-term borrowings		7		—		7
Unfunded loan commitments		(1)		39		38
Accrued expenses and other liabilities		609		—		609
Long-term debt [3]		(1,143)		(35)		(1,178)
Other [4]		19		(9)		10
Total	$	**4,763**	$	**70**	$	**4,833**
			2022			
Federal funds sold and securities borrowed or purchased under agreements to resell	$	(153)	$	10	$	(143)
Loans reported as trading account assets		(164)		—		(164)
Trading inventory – other [1]		(1,159)		—		(1,159)
Consumer and commercial loans		(58)		(27)		(85)
Loans held-for-sale [2]		—		(304)		(304)
Short-term borrowings		639		—		639
Unfunded loan commitments		—		8		8
Accrued expenses and other liabilities		11		—		11
Long-term debt [3]		4,359		(46)		4,313
Other [4]		227		20		247
Total	$	**3,702**	$	**(339)**	$	**3,363**

[1] The gains (losses) in market making and similar activities are primarily offset by (losses) gains on trading liabilities that hedge these assets.
[2] Includes the value of IRLCs on funded loans, including those sold during the period.
[3] The net gains (losses) in market making and similar activities relate to the embedded derivatives in structured liabilities and are typically offset by (losses) gains on derivatives and securities that hedge these liabilities. For the cumulative impact of changes in the Corporation's own credit spreads and the amount recognized in accumulated OCI, see *Note 14 – Accumulated Other Comprehensive Income (Loss)*. For more information on how the Corporation's own credit spread is determined, see *Note 20 – Fair Value Measurements*.
[4] Includes gains (losses) on other assets, long-term deposits and federal funds purchased and securities loaned or sold under agreements to repurchase.

Gains (Losses) Related to Borrower-specific Credit Risk for Assets and Liabilities Accounted for Under the Fair Value Option

(Dollars in millions)	2024		2023		2022	
Loans reported as trading account assets	$	(38)	$	(3)	$	(950)
Consumer and commercial loans		18		44		(51)
Loans held-for-sale		(8)		(15)		(23)
Unfunded loan commitments		(13)		39		8
Long-term debt		(3)		—		—

NOTE 22 Fair Value of Financial Instruments

Financial instruments are classified within the fair value hierarchy using the methodologies described in *Note 20 – Fair Value Measurements*. Certain loans, deposits, long-term debt, unfunded lending commitments and other financial instruments are accounted for under the fair value option. For more information, see *Note 21 – Fair Value Option*. The following disclosures include financial instruments that are not carried at fair value or only a portion of the ending balance is carried at fair value on the Consolidated Balance Sheet.

Short-term Financial Instruments

The carrying value of short-term financial instruments, including cash and cash equivalents, certain time deposits placed and other short-term investments, federal funds sold and purchased, certain resale and repurchase agreements and short-term borrowings, approximates the fair value of these instruments. These financial instruments generally expose the Corporation to limited credit risk and have no stated maturities or have short-term maturities and carry interest rates that approximate market. The Corporation accounts for certain resale and repurchase agreements under the fair value option.

Under the fair value hierarchy, cash and cash equivalents are classified as Level 1. Time deposits placed and other short-term investments, such as U.S. government securities and short-term commercial paper, are classified as Level 1 or Level 2. Federal funds sold and purchased are classified as Level 2. Resale and repurchase agreements are classified as Level 2 because they are generally short-dated and/or variable-rate instruments collateralized by U.S. government or agency securities. Short-term borrowings are generally classified as Level 2.

Fair Value of Financial Instruments

The carrying values and fair values by fair value hierarchy of certain financial instruments where only a portion of the ending balance was carried at fair value at December 31, 2024 and 2023 are presented in the table below.

Fair Value of Financial Instruments

| | Carrying Value | Fair Value | | |
		Level 2	Level 3	Total
(Dollars in millions)		December 31, 2024		
Financial assets				
Loans	$1,060,629	$ 50,971	$ 992,135	$1,043,106
Loans held-for-sale	9,545	6,707	2,838	9,545
Financial liabilities				
Deposits [1]	1,965,467	1,967,061	—	1,967,061
Long-term debt	283,279	287,098	652	287,750
Commercial unfunded lending commitments [2]	1,240	55	3,639	3,694
		December 31, 2023		
Financial assets				
Loans	$1,020,281	$ 49,311	$ 949,977	$ 999,288
Loans held-for-sale	6,002	3,024	2,979	6,003
Financial liabilities				
Deposits [1]	1,923,827	1,925,015	—	1,925,015
Long-term debt	302,204	303,070	913	303,983
Commercial unfunded lending commitments [2]	1,275	44	3,927	3,971

[1] Includes demand deposits of $892.9 billion and $897.3 billion with no stated maturities at December 31, 2024 and 2023.
[2] The carrying value of commercial unfunded lending commitments is included in accrued expenses and other liabilities on the Consolidated Balance Sheet. The Corporation does not estimate the fair value of consumer unfunded lending commitments because, in many instances, the Corporation can reduce or cancel these commitments by providing notice to the borrower. For more information on commitments, see Note 12 – Commitments and Contingencies.

NOTE 23 Business Segment Information

The Corporation reports its results of operations through the following four business segments: Consumer Banking, Global Wealth & Investment Management, Global Banking and Global Markets, with the remaining operations recorded in All Other. The segments are managed by the Corporation's Management Team, with certain leaders responsible for each segment and/or the lines of business supporting the segments. On a continual basis, the Management Team assesses the performance of the segments by comparing the segments' budgeted income and expenses to their actual results. The Chief Operating Decision Maker of the segments, which is the Corporation's CEO, is the final approver on the amount of capital to allocate to each segment.

Consumer Banking

Consumer Banking offers a diversified range of credit, banking and investment products and services to consumers and small businesses. Consumer Banking product offerings include traditional savings accounts, money market savings accounts, CDs and IRAs, checking accounts, and investment accounts and products, as well as credit and debit cards, residential mortgages and home equity loans, and direct and indirect loans to consumers and small businesses in the U.S. Consumer Banking includes the impact of servicing residential mortgages and home equity loans.

Global Wealth & Investment Management

GWIM provides a high-touch client experience through a network of financial advisors focused on clients with over $250,000 in total investable assets, including tailored solutions to meet clients' needs through a full set of investment management, brokerage, banking and retirement products. GWIM also provides comprehensive wealth management solutions targeted to high net worth and ultra high net worth clients, as well as customized solutions to meet clients' wealth structuring, investment management, trust and banking needs, including specialty asset management services.

Global Banking

Global Banking provides a wide range of lending-related products and services, integrated working capital management and treasury solutions, and underwriting and advisory services through the Corporation's network of offices and client relationship teams. Global Banking also provides investment banking products to clients. The economics of certain investment banking and underwriting activities are shared primarily between Global Banking and Global Markets under an internal revenue-sharing arrangement. Global Banking clients generally include middle-market companies, commercial real estate firms, not-for-profit companies, large global corporations, financial institutions, leasing clients, and mid-sized U.S.-based businesses requiring customized and integrated financial advice and solutions.

Global Markets

Global Markets offers sales and trading services and research services to institutional clients across fixed-income, credit, currency, commodity and equity businesses. *Global Markets* provides market-making, financing, securities clearing, settlement and custody services globally to institutional investor clients in support of their investing and trading activities. *Global Markets* product coverage includes securities and derivative products in both the primary and secondary markets. *Global Markets* also works with commercial and corporate clients to provide risk management products. As a result of market-making activities, *Global Markets* may be required to manage risk in a broad range of financial products. In addition, the economics of certain investment banking and underwriting activities are shared primarily between *Global Markets* and *Global Banking* under an internal revenue-sharing arrangement.

All Other

All Other primarily consists of ALM activities, liquidating businesses and certain expenses not otherwise allocated to a business segment. ALM activities encompass interest rate and foreign currency risk management activities for which substantially all of the results are allocated to the business segments. *All Other* includes income tax benefit adjustments to eliminate the FTE treatment of certain tax credits recorded in *Global Banking* and *Global Markets*.

Basis of Presentation

The management accounting and reporting process derives segment and business results by utilizing allocation methodologies for revenue and expense. The net income derived for the businesses is dependent upon revenue and cost allocations using an activity-based costing model, funds transfer pricing, and other methodologies and assumptions management believes are appropriate to reflect the results of the business.

Total revenue, net of interest expense, includes net interest income on an FTE basis and noninterest income. The adjustment of net interest income to an FTE basis results in a corresponding increase in income tax expense. The segment results also reflect certain revenue and expense methodologies that are utilized to determine net income. The net interest income of the businesses includes the results of a funds transfer pricing process that matches assets and liabilities with similar interest rate sensitivity and maturity characteristics. In segments where the total of liabilities and equity exceeds assets, which are generally deposit-taking segments, the Corporation allocates assets to match liabilities. Net interest income of the business segments also includes an allocation of net interest income generated by certain of the Corporation's ALM activities.

The Corporation's ALM activities include an overall interest rate risk management strategy that incorporates the use of various derivatives and cash instruments to manage fluctuations in earnings and capital that are caused by interest rate volatility. The Corporation's goal is to manage interest rate sensitivity so that movements in interest rates do not significantly adversely affect earnings and capital. The results of a majority of the Corporation's ALM activities are allocated to the business segments and fluctuate based on the performance of the ALM activities. ALM activities include external product pricing decisions including deposit pricing strategies, the effects of the Corporation's internal funds transfer pricing process and the net effects of other ALM activities.

The segment noninterest expenses consist of the same expenses as those shown in the Consolidated Statement of Income and contain both direct expenses and certain expenses not directly attributable to a specific business segment, including indirect compensation and benefits expenses, that are allocated to the segments. The costs of certain centralized or shared functions are allocated based on methodologies that reflect utilization.

The following table presents net income (loss) and the components thereto (with net interest income on an FTE basis for the business segments, *All Other* and the total Corporation) for 2024, 2023 and 2022, and total assets at December 31, 2024 and 2023 for each business segment, as well as *All Other.*

Results of Business Segments and All Other [1]

At and for the year ended December 31	Total Corporation [2]			Consumer Banking		
(Dollars in millions)	2024	2023	2022	2024	2023	2022
Net interest income	$ 56,679	$ 57,498	$ 52,900	$ 33,078	$ 33,689	$ 30,045
Noninterest income	45,827	41,650	42,488	8,358	8,342	8,590
Total revenue, net of interest expense	102,506	99,148	95,388	41,436	42,031	38,635
Provision for credit losses	5,821	4,394	2,543	4,987	5,158	1,980
Noninterest expense						
Compensation and benefits [3]	40,182	38,330	36,447	6,422	6,490	6,218
Other noninterest expense	26,630	27,515	24,991	15,682	14,926	13,859
Total noninterest expense	66,812	65,845	61,438	22,104	21,416	20,077
Income before income taxes	29,873	28,909	31,407	14,345	15,457	16,578
Income tax expense	2,741	2,394	3,879	3,586	3,864	4,062
Net income	$ 27,132	$ 26,515	$ 27,528	$ 10,759	$ 11,593	$ 12,516
Year-end total assets	$ 3,261,519	$ 3,180,151		$ 1,034,370	$ 1,049,830	

	Global Wealth & Investment Management			Global Banking		
	2024	2023	2022	2024	2023	2022
Net interest income	$ 6,969	$ 7,147	$ 7,466	$ 13,235	$ 14,645	$ 12,184
Noninterest income	15,960	13,958	14,282	10,723	10,151	10,045
Total revenue, net of interest expense	22,929	21,105	21,748	23,958	24,796	22,229
Provision for credit losses	4	6	66	883	(586)	641
Noninterest expense						
Compensation and benefits [3]	11,126	10,120	9,922	4,327	4,134	4,092
Other noninterest expense	6,115	5,716	5,568	7,526	7,210	6,874
Total noninterest expense	17,241	15,836	15,490	11,853	11,344	10,966
Income before income taxes	5,684	5,263	6,192	11,222	14,038	10,622
Income tax expense	1,421	1,316	1,517	3,086	3,790	2,815
Net income	$ 4,263	$ 3,947	$ 4,675	$ 8,136	$ 10,248	$ 7,807
Year-end total assets	$ 338,367	$ 344,626		$ 670,905	$ 621,751	

	Global Markets			All Other		
	2024	2023	2022	2024	2023	2022
Net interest income	$ 3,375	$ 1,678	$ 3,088	$ 22	$ 339	$ 117
Noninterest income	18,437	17,849	15,050	(7,651)	(8,650)	(5,479)
Total revenue, net of interest expense	21,812	19,527	18,138	(7,629)	(8,311)	(5,362)
Provision for credit losses	(32)	(131)	28	(21)	(53)	(172)
Noninterest expense						
Compensation and benefits [3]	3,550	3,428	3,210	—	—	—
Other noninterest expense	10,376	9,778	9,210	1,688	4,043	2,485
Total noninterest expense	13,926	13,206	12,420	1,688	4,043	2,485
Income (loss) before income taxes	7,918	6,452	5,690	(9,296)	(12,301)	(7,675)
Income tax expense (benefit)	2,296	1,774	1,508	(7,648)	(8,350)	(6,023)
Net income (loss)	$ 5,622	$ 4,678	$ 4,182	$ (1,648)	$ (3,951)	$ (1,652)
Year-end total assets	$ 876,605	$ 817,588		$ 341,272	$ 346,356	

[1] Segment results are presented on an FTE basis and include additional net interest income and income tax expense, related to tax-exempt securities, of $619 million, $567 million and $438 million in 2024, 2023 and 2022, respectively, as compared to the Consolidated Statement of Income.
[2] There were no material intersegment revenues.
[3] Represents the compensation and benefits directly incurred by each segment.

The table below presents noninterest income and the associated components for 2024, 2023 and 2022, for each business segment, *All Other* and the total Corporation. For more information, see *Note 2 – Net Interest Income and Noninterest Income*.

Noninterest Income by Business Segment and All Other

	Total Corporation			Consumer Banking			Global Wealth & Investment Management		
(Dollars in millions)	**2024**	2023	2022	**2024**	2023	2022	**2024**	2023	2022
Fees and commissions:									
Card income									
Interchange fees	**$ 4,013**	$ 3,983	$ 4,096	**$ 3,194**	$ 3,157	$ 3,239	**$ (20)**	$ (12)	$ 20
Other card income	**2,271**	2,071	1,987	**2,238**	2,107	1,930	**61**	57	50
Total card income	**6,284**	6,054	6,083	**5,432**	5,264	5,169	**41**	45	70
Service charges									
Deposit-related fees	**4,708**	4,382	5,190	**2,445**	2,317	2,706	**44**	41	65
Lending-related fees	**1,347**	1,302	1,215	**—**	—	—	**53**	37	8
Total service charges	**6,055**	5,684	6,405	**2,445**	2,317	2,706	**97**	78	73
Investment and brokerage services									
Asset management fees	**13,875**	12,002	12,152	**207**	197	195	**13,668**	11,805	11,957
Brokerage fees	**3,891**	3,561	3,749	**113**	111	109	**1,570**	1,408	1,604
Total investment and brokerage services	**17,766**	15,563	15,901	**320**	308	304	**15,238**	13,213	13,561
Investment banking fees									
Underwriting income	**3,275**	2,235	1,970	**—**	—	—	**246**	171	189
Syndication fees	**1,221**	898	1,070	**—**	—	—	**—**	—	—
Financial advisory services	**1,690**	1,575	1,783	**—**	—	—	**—**	—	—
Total investment banking fees	**6,186**	4,708	4,823	**—**	—	—	**246**	171	189
Total fees and commissions	**36,291**	32,009	33,212	**8,197**	7,889	8,179	**15,622**	13,507	13,893
Market making and similar activities	**12,967**	12,732	12,075	**21**	20	10	**143**	137	102
Other income (loss)	**(3,431)**	(3,091)	(2,799)	**140**	433	401	**195**	314	287
Total noninterest income	**$ 45,827**	$ 41,650	$ 42,488	**$ 8,358**	$ 8,342	$ 8,590	**$ 15,960**	$ 13,958	$ 14,282

	Global Banking			Global Markets			All Other		
	2024	2023	2022	**2024**	2023	2022	**2024**	2023	2022
Fees and commissions:									
Card income									
Interchange fees	**$ 773**	$ 772	$ 767	**$ 66**	$ 66	$ 66	**$ —**	$ —	$ 4
Other card income	**13**	9	7	**—**	—	—	**(41)**	(102)	—
Total card income	**786**	781	774	**66**	66	66	**(41)**	(102)	4
Service charges									
Deposit-related fees	**2,128**	1,943	2,310	**88**	79	101	**3**	2	8
Lending-related fees	**1,007**	1,009	983	**287**	256	224	**—**	—	—
Total service charges	**3,135**	2,952	3,293	**375**	335	325	**3**	2	8
Investment and brokerage services									
Asset management fees	**—**	—	—	**—**	—	—	**—**	—	—
Brokerage fees	**91**	57	42	**2,128**	1,993	2,002	**(11)**	(8)	(8)
Total investment and brokerage services	**91**	57	42	**2,128**	1,993	2,002	**(11)**	(8)	(8)
Investment banking fees									
Underwriting income	**1,305**	922	796	**1,892**	1,298	1,176	**(168)**	(156)	(191)
Syndication fees	**644**	505	565	**577**	393	505	**—**	—	—
Financial advisory services	**1,504**	1,392	1,643	**186**	183	139	**—**	—	1
Total investment banking fees	**3,453**	2,819	3,004	**2,655**	1,874	1,820	**(168)**	(156)	(190)
Total fees and commissions	**7,465**	6,609	7,113	**5,224**	4,268	4,213	**(217)**	(264)	(186)
Market making and similar activities	**275**	190	215	**12,778**	13,430	11,406	**(250)**	(1,045)	342
Other income (loss)	**2,983**	3,352	2,717	**435**	151	(569)	**(7,184)**	(7,341)	(5,635)
Total noninterest income	**$ 10,723**	$ 10,151	$ 10,045	**$ 18,437**	$ 17,849	$ 15,050	**$ (7,651)**	$ (8,650)	$ (5,479)

NOTE 24 Parent Company Information

The following tables present the Parent Company-only financial information.

Condensed Statement of Income

(Dollars in millions)	2024	2023	2022
Income			
Dividends from subsidiaries:			
Bank holding companies and related subsidiaries	$ 21,300	$ 22,384	$ 22,250
Interest from subsidiaries	21,589	21,314	12,420
Other income (loss)	(1,223)	(1,012)	(201)
Total income	41,666	42,686	34,469
Expense			
Interest on borrowed funds from subsidiaries	1,108	896	236
Other interest expense	14,060	14,119	7,041
Noninterest expense	1,580	1,699	1,322
Total expense	16,748	16,714	8,599
Income before income taxes and equity in undistributed earnings of subsidiaries	24,918	25,972	25,870
Income tax expense	773	838	683
Income before equity in undistributed earnings of subsidiaries	24,145	25,134	25,187
Equity in undistributed earnings (losses) of subsidiaries:			
Bank holding companies and related subsidiaries	2,909	1,203	2,333
Nonbank companies and related subsidiaries	78	178	8
Total equity in undistributed earnings (losses) of subsidiaries	2,987	1,381	2,341
Net income	$ 27,132	$ 26,515	$ 27,528

Condensed Balance Sheet

	December 31	
(Dollars in millions)	2024	2023
Assets		
Cash held at bank subsidiaries	$ 4,613	$ 4,559
Securities	660	644
Receivables from subsidiaries:		
Bank holding companies and related subsidiaries	231,931	249,320
Banks and related subsidiaries	146	205
Nonbank companies and related subsidiaries	985	1,255
Investments in subsidiaries:		
Bank holding companies and related subsidiaries	310,957	306,946
Nonbank companies and related subsidiaries	3,783	3,946
Other assets	6,658	6,799
Total assets	$ 559,733	$ 573,674
Liabilities and shareholders' equity		
Accrued expenses and other liabilities	$ 16,360	$ 14,510
Payables to subsidiaries:		
Banks and related subsidiaries	114	207
Bank holding companies and related subsidiaries	14	14
Nonbank companies and related subsidiaries	21,011	17,756
Long-term debt	226,675	249,541
Total liabilities	264,174	282,028
Shareholders' equity	295,559	291,646
Total liabilities and shareholders' equity	$ 559,733	$ 573,674

Condensed Statement of Cash Flows

(Dollars in millions)		2024		2023		2022
Operating activities						
Net income	$	27,132	$	26,515	$	27,528
Reconciliation of net income (loss) to net cash provided by (used in) operating activities:						
Equity in undistributed (earnings) losses of subsidiaries		(2,987)		(1,381)		(2,341)
Other operating activities, net		1,986		3,395		(31,777)
Net cash provided by (used in) operating activities		26,131		28,529		(6,590)
Investing activities						
Net sales (purchases) of securities		(17)		(15)		25
Net payments from (to) subsidiaries		16,858		(21,267)		(6,044)
Other investing activities, net		—		(43)		(34)
Net cash provided by (used in) investing activities		16,841		(21,325)		(6,053)
Financing activities						
Net increase in other advances		3,542		2,825		2,853
Proceeds from issuance of long-term debt		17,817		23,950		44,123
Retirement of long-term debt		(36,416)		(25,366)		(19,858)
Proceeds from issuance of preferred stock and warrants		—		—		4,426
Redemption of preferred stock		(5,254)		—		(654)
Common stock repurchased		(13,104)		(4,576)		(5,073)
Cash dividends paid		(9,503)		(9,087)		(8,576)
Net cash provided by (used in) financing activities		(42,918)		(12,254)		17,241
Net increase (decrease) in cash held at bank subsidiaries		54		(5,050)		4,598
Cash held at bank subsidiaries at January 1		4,559		9,609		5,011
Cash held at bank subsidiaries at December 31	$	4,613	$	4,559	$	9,609

NOTE 25 Performance by Geographical Area

The Corporation's operations are highly integrated with operations in both U.S. and non-U.S. markets. The non-U.S. business activities are largely conducted in Europe, the Middle East and Africa and in Asia. The Corporation identifies its geographic performance based on the business unit structure used to manage the capital or expense deployed in the region as applicable. This requires certain judgments related to the allocation of revenue so that revenue can be appropriately matched with the related capital or expense deployed in the region. Certain asset, liability, income and expense amounts have been allocated to arrive at total assets, total revenue, net of interest expense, income before income taxes and net income by geographic area as presented below.

(Dollars in millions)		Total Assets at Year End [1]		Total Revenue, Net of Interest Expense [2]		Income Before Income Taxes		Net Income
U.S. [3]	**2024**	$ **2,817,345**	$	**88,465**	$	**25,724**	$	**24,594**
	2023	2,768,003		85,571		24,525		23,656
	2022			82,890		28,135		25,607
Asia	**2024**	**153,489**		**5,184**		**1,616**		**1,176**
	2023	139,967		4,952		1,512		1,139
	2022			4,597		1,144		865
Europe, Middle East and Africa	**2024**	**257,695**		**6,499**		**1,069**		**796**
	2023	238,052		6,393		1,540		1,098
	2022			6,044		1,121		689
Latin America and the Caribbean	**2024**	**32,990**		**1,739**		**845**		**566**
	2023	34,129		1,665		765		622
	2022			1,419		569		367
Total Non-U.S.	**2024**	**444,174**		**13,422**		**3,530**		**2,538**
	2023	412,148		13,010		3,817		2,859
	2022			12,060		2,834		1,921
Total Consolidated	**2024**	$ **3,261,519**	$	**101,887**	$	**29,254**	$	**27,132**
	2023	3,180,151		98,581		28,342		26,515
	2022			94,950		30,969		27,528

[1] Total assets include long-lived assets, which are primarily located in the U.S.
[2] There were no material intercompany revenues between geographic regions for any of the periods presented.
[3] Substantially reflects the U.S.

Glossary

Alt-A Mortgage – A type of U.S. mortgage that is considered riskier than A-paper, or "prime," and less risky than "subprime," the riskiest category. Typically, Alt-A mortgages are characterized by borrowers with less than full documentation, lower credit scores and higher LTVs.

Assets Under Management (AUM) – The total market value of assets under the investment advisory and/or discretion of *GWIM* which generate asset management fees based on a percentage of the assets' market values. AUM reflects assets that are generally managed for institutional, high net worth and retail clients, and are distributed through various investment products including mutual funds, other commingled vehicles and separate accounts.

Banking Book – All on- and off-balance sheet financial instruments of the Corporation except for those positions that are held for trading purposes.

Brokerage and Other Assets – Non-discretionary client assets which are held in brokerage accounts or held for safekeeping.

Committed Credit Exposure – Any funded portion of a facility plus the unfunded portion of a facility on which the lender is legally bound to advance funds during a specified period under prescribed conditions.

Credit Derivatives – Contractual agreements that provide protection against a specified credit event on one or more referenced obligations.

Credit Valuation Adjustment (CVA) – A portfolio adjustment required to properly reflect the counterparty credit risk exposure as part of the fair value of derivative instruments.

Debit Valuation Adjustment (DVA) – A portfolio adjustment required to properly reflect the Corporation's own credit risk exposure as part of the fair value of derivative instruments and/or structured liabilities.

Funding Valuation Adjustment (FVA) – A portfolio adjustment required to include funding costs on uncollateralized derivatives and derivatives where the Corporation is not permitted to use the collateral it receives.

Interest Rate Lock Commitment (IRLC) – Commitment with a loan applicant in which the loan terms are guaranteed for a designated period of time subject to credit approval.

Letter of Credit – A document issued on behalf of a customer to a third party promising to pay the third party upon presentation of specified documents. A letter of credit effectively substitutes the issuer's credit for that of the customer.

Loan-to-value (LTV) – A commonly used credit quality metric. LTV is calculated as the outstanding carrying value of the loan divided by the estimated value of the property securing the loan.

Macro Products – Include currencies, interest rates and commodities products.

Margin Receivable – An extension of credit secured by eligible securities in certain brokerage accounts.

Matched Book – Repurchase and resale agreements or securities borrowed and loaned transactions where the overall asset and liability position is similar in size and/or maturity. Generally, these are entered into to accommodate customers where the Corporation earns the interest rate spread.

Mortgage Servicing Right (MSR) – The right to service a mortgage loan when the underlying loan is sold or securitized. Servicing includes collections for principal, interest and escrow payments from borrowers and accounting for and remitting principal and interest payments to investors.

Nonperforming Loans and Leases – Includes loans and leases that have been placed on nonaccrual status, including nonaccruing loans whose contractual terms have been restructured in a manner that grants a concession to a borrower experiencing financial difficulties.

Prompt Corrective Action (PCA) – A framework established by the U.S. banking regulators requiring banks to maintain certain levels of regulatory capital ratios, comprised of five categories of capitalization: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." Insured depository institutions that fail to meet certain of these capital levels are subject to increasingly strict limits on their activities, including their ability to make capital distributions, pay management compensation, grow assets and take other actions.

Subprime Loans – Although a standard industry definition for subprime loans (including subprime mortgage loans) does not exist, the Corporation defines subprime loans as specific product offerings for higher risk borrowers.

Value-at-Risk (VaR) – VaR is a model that simulates the value of a portfolio under a range of hypothetical scenarios in order to generate a distribution of potential gains and losses. VaR represents the loss the portfolio is expected to experience with a given confidence level based on historical data. A VaR model is an effective tool in estimating ranges of potential gains and losses on our trading portfolios.

Key Metrics

Active Digital Banking Users – Mobile and/or online active users over the past 90 days.

Active Mobile Banking Users – Mobile active users over the past 90 days.

Book Value – Ending common shareholders' equity divided by ending common shares outstanding.

Common Equity Ratio - Ending common shareholders' equity divided by ending total assets.

Deposit Spread – Annualized net interest income divided by average deposits.

Dividend Payout Ratio – Common dividends declared divided by net income applicable to common shareholders.

Efficiency Ratio – Noninterest expense divided by total revenue, net of interest expense.

Gross Interest Yield – Effective annual percentage rate divided by average loans.

Net Interest Yield – Net interest income divided by average total interest-earning assets.

Operating Margin – Income before income taxes divided by total revenue, net of interest expense.

Return on Average Allocated Capital – Adjusted net income divided by allocated capital.

Return on Average Assets – Net income divided by total average assets.

Return on Average Common Shareholders' Equity – Net income applicable to common shareholders divided by average common shareholders' equity.

Return on Average Shareholders' Equity – Net income divided by average shareholders' equity.

Risk-adjusted Margin – Difference between total revenue, net of interest expense, and net credit losses divided by average loans.

Acronyms

ABS	Asset-backed securities
AFS	Available-for-sale
AI	Artificial intelligence
ALM	Asset and liability management
AUM	Assets under management
AVM	Automated valuation model
BANA	Bank of America, National Association
BHC	Bank holding company
BofAS	BofA Securities, Inc.
BofASE	BofA Securities Europe SA
bps	Basis points
BSBY	Bloomberg Short-Term Bank Yield Index
CAE	Chief Audit Executive
CCAR	Comprehensive Capital Analysis and Review
CCP	Central counterparty clearinghouses
CCPA	California's Consumer Privacy Act
CDO	Collateralized debt obligation
CECL	Current expected credit losses
CEO	Chief Executive Officer
CET1	Common equity tier 1
CFPB	Consumer Financial Protection Bureau
CFTC	Commodity Futures Trading Commission
CLO	Collateralized loan obligation
CLTV	Combined loan-to-value
CRO	Chief Risk Officer
CVA	Credit valuation adjustment
DIF	Deposit Insurance Fund
DTA	Deferred tax assets
DVA	Debit valuation adjustment
ECB	European Central Bank
ECL	Expected credit losses
EEA	European Economic Area
EPS	Earnings per common share
ERC	Enterprise Risk Committee
ESG	Environmental, social and governance
EU	European Union
FDIC	Federal Deposit Insurance Corporation
FDICIA	Federal Deposit Insurance Corporation Improvement Act of 1991
FHA	Federal Housing Administration
FHLB	Federal Home Loan Bank
FHLMC	Freddie Mac
FICC	Fixed income, currencies and commodities
FICO	Fair Isaac Corporation (credit score)
FLUs	Front line units
FNMA	Fannie Mae
FTE	Fully taxable-equivalent
FVA	Funding valuation adjustment
GAAP	Accounting principles generally accepted in the United States of America
GDPR	General Data Protection Regulation
GHG	Greenhouse gas
GLS	Global Liquidity Sources
GNMA	Government National Mortgage Association
GRM	Global Risk Management
G-SIB	Global systemically important bank
GWIM	Global Wealth & Investment Management
HELOC	Home equity line of credit
HQLA	High Quality Liquid Assets
HTM	Held-to-maturity
ICAAP	Internal Capital Adequacy Assessment Process
IRLC	Interest rate lock commitment
ISDA	International Swaps and Derivatives Association, Inc.
LCR	Liquidity Coverage Ratio
LHFS	Loans held-for-sale
LRR	Laws, Rules and Regulations
LTV	Loan-to-value
MBS	Mortgage-backed securities
MD&A	Management's Discussion and Analysis of Financial Condition and Results of Operations
MLI	Merrill Lynch International
MLPF&S	Merrill Lynch, Pierce, Fenner & Smith Incorporated
MRC	Management Risk Committee
MSA	Metropolitan Statistical Area
MSR	Mortgage servicing right
NOL	Net operating loss
NSFR	Net Stable Funding Ratio
OCC	Office of the Comptroller of the Currency
OCI	Other comprehensive income
OECD	Organization for Economic Cooperation and Development
OREO	Other real estate owned
OTC	Over-the-counter
PCA	Prompt Corrective Action
RMBS	Residential mortgage-backed securities
RSU	Restricted stock unit
RWA	Risk-weighted assets
SBLC	Standby letter of credit
SCB	Stress capital buffer
SEC	Securities and Exchange Commission
SIFI	Systemically important financial institution
SLR	Supplementary leverage ratio
SOFR	Secured Overnight Financing Rate
TLAC	Total loss-absorbing capacity
UDAAP	Unfair, deceptive, or abusive acts or practices
UTB	Unrecognized tax benefits
VA	U.S. Department of Veterans Affairs
VaR	Value-at-Risk
VIE	Variable interest entity

Disclosure Controls and Procedures

Bank of America and Subsidiaries

As of the end of the period covered by this report and pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as amended (Exchange Act), Bank of America's management, including the Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness and design of our disclosure controls and procedures (as that term is defined in Rule 13a-15(e) of the Exchange Act). Based upon that evaluation, Bank of America's Chief Executive Officer and Chief Financial Officer concluded that Bank of America's disclosure controls and procedures were effective, as of the end of the period covered by this report.

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EXECUTIVE MANAGEMENT TEAM AND MANAGEMENT COMMITTEE

EXECUTIVE MANAGEMENT TEAM

Brian T. Moynihan*
Chair of the Board and
Chief Executive Officer

Raul A. Anaya
President, Co-Head Business Banking

Dean C. Athanasia*
President, Regional Banking

Aditya Bhasin*
Chief Technology and Information Officer

D. Steve Boland
Chief Administrative Officer

Alastair M. Borthwick*
Chief Financial Officer

Len Botkin
Chief Audit Executive

Sheri B. Bronstein*
Chief People Officer

James P. DeMare*
President, Global Markets

Paul M. Donofrio
Vice Chair

Geoffrey S. Greener*
Chief Risk Officer

Lindsay Hans*
President, Co-Head
Merrill Wealth Management

Kathleen A. Knox*
President, The Private Bank

Matthew M. Koder*
President, Global Corporate
& Investment Banking

Aron D. Levine
President, Preferred Banking

Bernard A. Mensah*
President, International; CEO,
Merrill Lynch International

Sharon L. Miller
President, Co-Head Business Banking

Lauren A. Mogensen*
Global General Counsel

Thong M. Nguyen*
Vice Chair, Head of Global Strategy
& Enterprise Platforms

Holly O'Neill
President, Retail Banking

Eric A. Schimpf*
President, Co-Head
Merrill Wealth Management

Tom M. Scrivener*
Chief Operations Executive

Wendy H. Stewart
President, Global Commercial Banking

Bruce R. Thompson*
Vice Chair, Head of Enterprise Credit

MANAGEMENT COMMITTEE**

Faiz A. Ahmad
Co-Head of Global Capital Markets

Michael C. Ankrom
Head of Global Compliance
and Operational Risk

Alexandre Bettamio
Co-Head of Global Investment Banking

Rudolf A. Bless
Managing Director and Finance Executive

Candace Browning
Vice Chair of the Bank of America Institute
and Head of Global Research

Jeffrey Busconi
Head of Corporate Strategy
& Operational Excellence

Lisa G. Clyde
Head of Global Corporate Banking
& Global Leasing

Lawrence T. Di Rita
Head of Public Policy

Mary Hines Droesch
Head of Product for Consumer, Business,
Wealth Management Banking & Lending

Christopher J. Fabro
Head of Global Compensation, Benefits,
Travel, and GHR Regulatory Relations

Karen Fang
Global Head of Sustainable Finance

April L. Francois
Chief Risk Officer, CFO and Head of
Enterprise Financial Risk

Craig Froelich
Chief Technology Officer

Sarang R. Gadkari
Co-Head of Global Capital Markets

Debbie U. Helvig
Head of Global Corporate Communications

Shannon Lilly
Treasurer

Amy Littman
Legal Executive, Retail, Preferred, Merrill
and Private Bank

Denis Manelski
Global Markets COO and Head of
Global FICC Sales

Anil T. Matai
Global Human Resources Executive
and Life Event Services

E. Lee McEntire
Head of Investor Relations and Local
Markets Organization

Mark Monaco
Head of Global Payments Solutions

Tram V. Nguyen
Head of Global Strategic and
Sustainable Investments

Johnbull Okpara
Chief Accounting Officer

Jessica A. Oppenheim
Head of External Communications

Lorna R. Sabbia
Head of Workplace Benefits

Purna R. Saggurti
Vice Chair, Bank of America

Thomas J. Sheehan
Co-Head of Global Investment Banking

Jin Su
President of APAC and Head of
APAC Global Markets

David C. Tyrie
Chief Digital Officer and Chief
Marketing Officer

Elif Bilgi Zapparoli
Head of International Client Strategy

Soofian J. Zuberi
Head of Global Equities

BOARD OF DIRECTORS

Brian T. Moynihan
Chair of the Board and Chief Executive Officer,
Bank of America Corporation
(Financial services)

Lionel L. Nowell III
Lead Independent Director, Bank of America
Corporation; Former Senior Vice President
and Treasurer, PepsiCo, Inc.
(Food, snack and beverage)

Sharon L. Allen
Former Chairman, Deloitte LLP
(Professional services)

José (Joe) E. Almeida
Former Chairman, President and Chief
Executive Officer, Baxter International Inc.
(Medical technology)

Pierre J.P. de Weck
Former Chairman and Global Head of Private
Wealth Management, Deutsche Bank AG
(Financial services)

Arnold W. Donald
Former President and Chief Executive Officer,
Carnival Corporation and Carnival plc
(Cruise and vacation); Incoming Lead
Independent Director, Salesforce, Inc.
(Customer relationship management software)

Linda P. Hudson
Former President and Chief Executive Officer,
BAE Systems, Inc.
(Defense aerospace and security)

Monica C. Lozano
Former Chief Executive Officer, College
Futures Foundation (Education nonprofit);
Former Chairman, US Hispanic Media Inc.
(News and information)

Maria N. Martinez
Former Executive Vice President and Chief
Operating Officer, Cisco Systems, Inc.
(Technology solutions)

Denise L. Ramos
Former Chief Executive Officer and President,
ITT Inc. (Technology solutions)

Clayton S. Rose
Baker Foundation Professor of Management
Practice, Harvard Business School
(Education)

Michael D. White
Former Chairman, President and
Chief Executive Officer, DIRECTV
(Television and entertainment services)

Thomas D. Woods
Former Vice Chairman and Senior
Executive Vice President, Canadian
Imperial Bank of Commerce
(Financial services)

Maria T. Zuber
Presidential Advisor for Science and
Technology Policy and E.A.
Griswold Professor of Geophysics,
Massachusetts Institute of Technology
(Research institution)

*Executive Officer

**All members of the Executive Management Team are also members of the Management Committee.

Corporate Information

Bank of America Corporation

Headquarters

The principal executive offices of Bank of America Corporation (the Corporation) are located in the Bank of America Corporate Center, 100 North Tryon Street, Charlotte, NC 28255.

Stock Listing

The Corporation's common stock is listed on the New York Stock Exchange (NYSE) under the symbol BAC. As of December 31, 2024, there were 131,084 registered holders of the Corporation's common stock.

Investor Relations

Analysts, portfolio managers and other investors seeking additional information about Bank of America stock should contact our Equity Investor Relations group at i_r@bofa.com or 1.704.386.5681. For additional information about Bank of America from a credit perspective, including debt and preferred securities, contact our Fixed Income Investor Relations group at fixedincomeir@bofa.com or 1.866.607.1234. Visit the Investor Relations area of the Bank of America website, investor.bankofamerica.com, for stock and dividend information, financial news releases, links to Bank of America SEC filings, electronic versions of our annual reports and other items of interest to the Corporation's shareholders.

Customers

For assistance with Bank of America products and services, call 1.800.432.1000, or visit the Bank of America website at bankofamerica.com. Additional toll-free numbers for specific products and services are listed on our website at bankofamerica.com/contact.

News Media

News media seeking information should visit our online newsroom at newsroom.bankofamerica.com for news releases and other items relating to the Corporation, including a complete list of the Corporation's media relations specialists grouped by business specialty or geography.

Annual Report on Form 10-K

The Corporation's 2024 Annual Report on Form 10-K is available at investor.bankofamerica.com. The Corporation also will provide a copy of the 2024 Annual Report on Form 10-K without charge (without exhibits) upon written request addressed to:

Bank of America Corporation
Office of the Corporate Secretary
Bank of America Corporate Center
100 North Tryon Street
NC1-007-56-06
Charlotte, NC 28255

Shareholder Inquiries

For inquiries concerning dividend checks, electronic deposit of dividends, dividend reinvestment, tax statements, electronic delivery, transferring ownership, address changes or lost or stolen stock certificates, contact Bank of America Shareholder Services at Computershare Trust Company, N.A., via the internet at computershare.com/bac; call 1.800.642.9855 (hearing impaired 1.888.403.9700); or write to P.O. Box 43078, Providence, RI 02940. For general shareholder information, contact Bank of America Office of the Corporate Secretary at 1.800.521.3984. Shareholders outside of the United States and Canada may call 1.781.575.2621 (hearing impaired 1.781.575.4592).

Electronic Delivery

As part of our ongoing commitment to reduce paper consumption, we offer electronic methods for customer communications and transactions. Customers can sign up to receive online statements through their Bank of America or Merrill Lynch Wealth Management account website. In 2012, we adopted the SEC's Notice and Access rule, which allows certain issuers to inform shareholders of the electronic availability of Proxy materials, including the Annual Report, which significantly reduced the number of printed copies we produce and mail to shareholders. Shareholders still receiving printed copies can join our efforts by electing to receive an electronic copy of the Annual Report and Proxy materials. If you have an account maintained in your name at Computershare Investor Services, you may sign up for this service at computershare.com/bac. If your shares are held by a broker, bank or other nominee, you may elect to receive an electronic copy of the Proxy materials online at proxyvote.com or contact your broker.

Bank of America Corporation (“Bank of America”) is a financial holding company that, through its subsidiaries and affiliated companies, provides banking and non-banking financial services.

“Bank of America” and “BofA Securities” are the marketing names used by the Global Banking and Global Markets divisions of Bank of America Corporation. Lending, other commercial banking activities, and trading in certain financial instruments are performed globally by banking affiliates of Bank of America Corporation, including Bank of America, N.A., Member FDIC. Trading in securities and financial instruments, and strategic advisory, and other investment banking activities, are performed globally by investment banking affiliates of Bank of America Corporation (“Investment Banking Affiliates”), including, in the United States, BofA Securities, Inc. and Merrill Lynch Professional Clearing Corp., both of which are registered broker-dealers and Members of SIPC, and, in other jurisdictions, by locally registered entities. BofA Securities, Inc. and Merrill Lynch Professional Clearing Corp. are registered as futures commission merchants with the CFTC and are members of the NFA.

“Bank of America” is a marketing name for the Retirement Services business of Bank of America Corporation (“BofA Corp.”). Banking activities may be performed by wholly owned banking affiliates of BofA Corp., including Bank of America, N.A., member FDIC.

Banking products are provided by Bank of America, N.A., and affiliated banks, Members FDIC, and wholly owned subsidiaries of BofA Corp.

Bank of America Private Bank is a division of Bank of America, N.A., Member FDIC, and a wholly owned subsidiary of Bank of America Corporation.

Merrill Lynch, Pierce, Fenner & Smith Incorporated (also referred to as “MLPF&S” or “Merrill”) makes available certain investment products sponsored, managed, distributed or provided by companies that are affiliates of Bank of America Corporation (“BofA Corp.”). MLPF&S is a registered broker-dealer, registered investment adviser, Member SIPC, and a wholly owned subsidiary of BofA Corp.

Investing involves risk. Past performance does not guarantee future results. Bank of America, Merrill, their affiliates, and advisors do not provide legal, tax, or accounting advice. Clients should consult their legal and/or tax advisors before making any financial decisions.

The ranking or ratings shown herein may not be representative of all client experiences because they reflect an average or sampling of the client experiences. These rankings or ratings are not indicative of any future performance or investment outcome. More information can be found at https://newsroom.bankofamerica.com/awards.

BofA Global Research is research produced by BofA Securities, Inc. (“BofAS”) and/or one or more of its affiliates. BofAS is a registered broker-dealer, Member SIPC, and wholly owned subsidiary of Bank of America Corporation.

Impact investing and/or Environmental, Social and Governance (ESG) managers may take into consideration factors beyond traditional financial information to select securities, which could result in relative investment performance deviating from other strategies or broad market benchmarks, depending on whether such sectors or investments are in or out of favor in the market.

Investment products:

Are Not FDIC Insured	May Lose Value	Are Not Bank Guaranteed